As filed with the Securities and Exchange Commission on June 15, 2010

File No. 333-167295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORTHEAST BANCORP

(Exact name of registrant as specified in its charter)

Maine	6720	01-0425066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

500 Canal Street

Lewiston, Maine 04240

(207) 786-3245

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James D. Delamater

500 Canal Street

Lewiston, Maine 04240

(207) 786-3245

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Paul G. Mattaini Kimberly J. Decker Barley Snyder, LLC 126 East King Street Lancaster, PA 17602 (717) 299-5201	William P. Mayer James A. Matarese Goodwin Procter LLP 53 State Street Boston, MA (617) 570-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

NORTHEAST BANCORP

500 Canal Street

Lewiston, Maine

Nasdaq Global Market: NBN

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

June 18, 2010

Dear Northeast Bancorp Shareholders:

You are cordially invited to attend a special meeting of the shareholders of Northeast Bancorp, a Maine corporation (“Northeast”), which will be held at Northeast Bancorp Headquarters Building, 500 Canal Street, Lewiston, ME 04240, on Tuesday, July 27, 2010, at 11:00 a.m., local time. At the meeting, you will be asked to approve: (i) the Agreement and Plan of Merger, dated as of March 30, 2010, by and between FHB Formation LLC, a Delaware limited liability company (“FHB”), and Northeast, pursuant to which FHB will merge with and into Northeast, with Northeast as the surviving entity of such merger (the “surviving corporation”); and (ii) the Northeast Bancorp 2010 Stock Option and Incentive Plan adopted by Northeast’s board of directors, each as more fully described in the enclosed proxy statement/prospectus.

If the merger is completed, you will have the right to elect to receive $13.93 in cash (the “Cash Consideration”) or one share of common stock, par value $1.00 per share, of the surviving corporation (the “Stock Consideration”), for each share of Northeast common stock owned immediately prior to completion of the merger, subject to allocation and proration procedures which provide that, in the aggregate, 1,393,399 shares of Northeast common stock will be converted into the Stock Consideration, and the remaining shares will be converted into the Cash Consideration. If the merger is approved by the shareholders, Northeast will adopt the Northeast Bancorp 2010 Stock Option and Incentive Plan in order to provide Northeast with an appropriate means to incentivize and align the interests of Northeast’s employees, officers, non-employee directors and other key persons with the interests of shareholders.

Northeast’s board of directors has unanimously approved the merger agreement and recommends that you vote “FOR” the proposal to approve the merger agreement, “FOR” the approval of the Northeast Bancorp 2010 Stock Option and Incentive Plan, and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. Please note that the proposal to approve the merger and the proposal to approve the Northeast Bancorp 2010 Stock Option and Incentive Plan are dependent upon one another, and the merger will not be completed unless both proposals are approved by the requisite vote of Northeast shareholders as described below. Accordingly, you should be aware that a vote “AGAINST” either such item is effectively a vote against the completion of the merger.

YOUR VOTE IS VERY IMPORTANT

Your vote is very important, regardless of the number of shares of common stock that you own. To complete the merger, holders of a majority of the outstanding shares of Northeast common stock entitled to vote must approve the merger agreement. If you do not vote on the merger agreement, it will have the same effect as a vote by you against the approval of the merger agreement. Adoption of the Northeast Bancorp 2010 Stock Option and Incentive Plan requires approval of a majority of the votes present and entitled to vote at the special meeting. Whether or not you expect to attend the special meeting, please vote as soon as possible to ensure that your shares are represented at the meeting. You may vote your shares by marking your votes on the proxy card, signing and dating it and mailing it with the envelope provided, or by submitting your proxy through the internet or by telephone. If you sign and return your proxy card without specifying your choice, it will be understood that you wish to have your shares voted “FOR” the approval of the merger agreement, “FOR” the approval of the Northeast Bancorp 2010 Stock Option and Incentive Plan, and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies and in the discretion of the individuals named as proxies in any other matter that may come before the special meeting.

The enclosed proxy statement/prospectus provides you with detailed information about the merger. In addition to being a proxy statement of Northeast, this document is also the prospectus of Northeast for the surviving corporation common shares that will be issued to Northeast shareholders in connection with the merger. A copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus. Northeast encourages you to read the entire document carefully. Please pay particular attention to “Risk Factors” beginning on page 93.

Sincerely,

James D. Delamater President and Chief Executive Officer

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved the securities to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

This proxy statement/prospectus is dated June 14, 2010, and is first being mailed to Northeast shareholders on or about June 18, 2010.

NORTHEAST BANCORP

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2010

To the Shareholders of

Northeast Bancorp:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Northeast Bancorp, a Maine corporation (“Northeast”), will be held at Northeast Bancorp Headquarters Building, 500 Canal Street, Lewiston, ME 04240, on Tuesday, July 27, 2010 at 11:00 a.m., local time, for the purpose of considering and voting upon the following matters:

•

To approve the Agreement and Plan of Merger, dated March 30, 2010, by and between FHB Formation LLC, a Delaware limited liability company (“FHB”), and Northeast pursuant to which FHB will merge with and into Northeast, with Northeast as the surviving entity of such merger, as more fully described in the attached proxy statement/prospectus.

•	To approve the Northeast Bancorp 2010 Stock Option and Incentive Plan (the “2010 Plan”) adopted by Northeast’s board of directors and described in the attached proxy statement/prospectus.

•	To adjourn or postpone the special meeting, if necessary, to solicit additional proxies in favor of the merger.

•	To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

Northeast has fixed the close of business on June 14, 2010 as the record date for the special meeting. Only Northeast shareholders of record at the close of business on that date are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.

The affirmative vote of holders of at least a majority of the shares of Northeast stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement. The affirmative vote of at least a majority of the shares present and entitled to vote at the special meeting is required to approve the 2010 Plan.

Abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

Your vote is very important. Whether or not you expect to attend the special meeting of shareholders, please vote as soon as possible to ensure that your shares are represented at the meeting. Whether or not you plan to attend the special meeting of shareholders, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope or submit your proxy through the internet or by telephone. If you attend the special meeting and vote in person by ballot, your vote by ballot will revoke any proxy previously submitted.

If you attend the special meeting, you may revoke your proxy and vote in person, even if you have previously returned your proxy card. If your shares are held by a bank, broker, or other custodian, and you plan to attend the special meeting, please bring to the special meeting your statement evidencing your beneficial ownership of Northeast common stock. Please carefully review the instructions in the enclosed proxy statement/prospectus and the enclosed proxy card or the information forwarded by your bank, broker or other custodian regarding each of these options.

Northeast’s board of directors has unanimously approved the merger agreement and recommends that you vote “FOR” the approval of the merger agreement, “FOR” the approval of the 2010 Plan, and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. Please note that the proposal to approve the merger and the proposal to approve the 2010 Plan are dependent upon one another, and the merger will not be completed unless both proposals are approved by the requisite vote of Northeast shareholders as described above. Accordingly, you should be aware that a vote “AGAINST” either such item is effectively a vote against the completion of the merger.

Sincerely,

James D. Delamater President and Chief Executive Officer

ADDITIONAL INFORMATION

If you have questions about the merger or the special meeting, need additional copies of this document or wish to obtain proxy cards or other information related to this proxy solicitation, or need assistance in voting your shares, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

(800) 487-4870 (Toll-Free)

Banks and Brokerage Firms call:

(212) 269-5550

i

Appendices

Appendix A	Agreement and Plan of Merger, dated as of March 30, 2010, by and between FHB Formation LLC and Northeast Bancorp

Appendix B	Opinion (addressed to Northeast’s Board of Directors) of Keefe, Bruyette & Woods, Inc.

Appendix C	Northeast Bancorp 2010 Stock Option and Incentive Plan

Appendix D	Surviving Corporation Articles of Incorporation and Bylaws

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Why am I receiving this document?

A:	Northeast and FHB have entered into a merger agreement that is described in this document. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A. In order to complete the merger, the shareholders of Northeast must vote to approve the merger agreement and the Northeast Bancorp 2010 Stock Option and Incentive Plan. Northeast will hold a special meeting of its shareholders to obtain this approval. This document contains important information about the merger, the merger agreement, the Northeast Bancorp 2010 Stock Option and Incentive Plan, the special meeting of Northeast shareholders and other related matters, and you should read it carefully. This document is a proxy statement because the Northeast board of directors is soliciting proxies from its shareholders to vote on the approval of the merger agreement and the Northeast Bancorp 2010 Stock Option and Incentive Plan as well as the other matters set forth in the notice of the meeting and described in this proxy statement/prospectus, and your proxy will be used at the meeting or at any adjournment or postponement of the meeting. This document is a prospectus because Northeast will issue shares of registered common stock to Northeast shareholders electing to receive shares of common stock in the merger. The enclosed voting materials allow you to vote your shares of Northeast common stock without attending the special meeting.

Q:	What will happen in the merger?

A:	In the proposed merger, FHB will merge with and into Northeast, with Northeast as the surviving corporation. FHB was formed as a Delaware limited liability company in March 2009 in order to raise third-party capital to be invested in a financial institution. Richard Wayne, Claire Bean and Heather Campion are FHB’s sole members and officers. In connection with the merger, FHB has secured equity commitments from certain accredited investors to fund, at the closing of the merger, a portion of (i) the cash consideration of $12,940,037 to be paid to the existing shareholders of Northeast in exchange for their existing shares of Northeast common stock, (ii) a capital contribution to Northeast of $16,175,042 in exchange for newly issued shares of common stock of the surviving corporation, and (iii) fees and expenses incurred by FHB relating to the merger of up to $1,000,000 that will not be paid by Northeast. Upon the closing of the merger, each investor in FHB will receive membership interests in FHB that immediately thereafter will be converted into the right to receive 0.96679 shares of common stock of the surviving corporation in exchange for each unit of FHB held by that investor. After giving effect to the merger, including the capital contribution by FHB, current Northeast shareholders will hold, in the aggregate, 40% of the surviving corporation’s common stock. The FHB investors will hold, in the aggregate, 60% of the surviving corporation’s common stock.

Q:	What will I receive in the merger?

A:	In exchange for a share of Northeast common stock, you will have the right to receive either $13.93 in cash or one share of common stock, par value $1.00 per share, of the surviving corporation. You may elect to receive cash, surviving corporation common stock or some combination of cash and surviving corporation common stock.

Q:	Will I receive the form of consideration I elect?

A:

You may not receive the exact form of consideration that you elect in the merger. The allocation procedures included in the merger agreement are intended to ensure that 40% of the outstanding shares of Northeast common stock immediately prior to the effective time of the merger will be converted into the right to receive cash, and 60% of these shares of Northeast common stock will be converted into the right to receive shares of surviving corporation common stock. As a result, the form of consideration you receive will depend in part on the elections of other Northeast shareholders. If the elections of all Northeast shareholders result in an oversubscription of the pool of cash or surviving corporation common stock, you will receive a pro rata amount of cash and surviving corporation common stock in accordance with the proration procedures described in the section in this document titled “The Merger Agreement—Allocation Procedures” beginning on page 127.

Q:	Am I required to make an election for cash, surviving corporation common stock or a combination of cash and surviving corporation common stock?

A:	No. If you do not make an election, you will be allocated cash and/or surviving corporation common stock depending on the elections made by other shareholders so that, in total, 40% of the outstanding shares of Northeast common stock will be exchanged for cash, and 60% of the outstanding shares of Northeast common stock will be exchanged for shares of surviving corporation common stock.

Q:	Can I receive fractional shares of surviving corporation common stock for my shares of Northeast common stock?

A:	No. Northeast will not issue any fractional shares of surviving corporation common stock in the merger. Instead, Northeast will pay Northeast shareholders the cash value of a fractional share based on the average per share closing price of Northeast’s common stock on the NASDAQ Stock Market over the three trading days ending two days preceding the closing date of the merger.

Q:	How do I elect the form of consideration I wish to receive?

A:	An election form and instruction materials will be mailed to you separately. The election materials will specify the manner in which they are to be completed, where they should be returned and the deadline for submitting the election materials.

Q:	What are the material federal income tax consequences of the merger to Northeast shareholders?

A:	The tax consequences of receiving cash will differ from the tax consequences of receiving surviving corporation common stock. We strongly urge you to read the tax section in this document titled “Material Federal Income Tax Consequences of the Merger” beginning on page 120 and consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	What are the conditions to completion of the merger?

A:	The obligations of Northeast and FHB to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the approval of the merger agreement by Northeast shareholders.

Q:	When do you expect the merger to be completed?

A:	We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining the approval of the merger agreement by Northeast shareholders at a special meeting. Fulfilling some of these conditions, such as receiving required regulatory approvals, is not entirely within our control. We currently expect to complete the merger during the third calendar quarter of 2010; however, because the merger is subject to these conditions, we cannot predict the actual timing.

Q:	What shareholder approvals are required to complete the merger?

A:	The affirmative vote of holders of at least a majority of the shares of Northeast common stock outstanding and entitled to vote at the Northeast special meeting is required to approve the merger agreement. Approval of the Northeast Bancorp 2010 Stock Option and Incentive Plan by a majority of the votes present and entitled to vote at the special meeting is also required.

Q:	Are there any shareholders of Northeast already committed to voting in favor of the merger agreement?

A:	Yes. Northeast directors (who unanimously approved the merger agreement) and executive officers, who collectively held approximately 7.0% of the outstanding shares of Northeast common stock on the record date, have entered into voting agreements requiring them to vote all of their shares in favor of the adoption of the merger agreement.

Q:	When and where is the special meeting of Northeast shareholders?

A:	The special meeting of shareholders of Northeast will be held at Northeast Bancorp Headquarters Building, 500 Canal Street, Lewiston, ME 04240, on Tuesday, July 27, 2010 at 11:00 a.m., local time.

Q:	Who may attend the meeting?

A:	Northeast shareholders of record (or their authorized representatives) and Northeast’s invited guests may attend the meeting. Verification of stock ownership will be required at the meeting. If you own your shares in your own name or hold them through a broker (and can provide documentation showing ownership such as a letter from your broker or a recent account statement) at the close of business on the record date (June 14, 2010), you will be permitted to attend the meeting.

Q:	What will happen at the special meeting of Northeast shareholders?

A:	At the special meeting, Northeast shareholders will consider and vote upon the proposal to approve the merger agreement. If the merger agreement is approved, shareholders will also consider and vote upon the approval of the Northeast Bancorp 2010 Stock Option and Incentive Plan adopted by the board of directors. The proposal to approve the merger and the proposal to approve the Northeast Bancorp 2010 Stock Option and Incentive Plan are dependent upon one another, and the merger will not be completed unless both proposals are approved by the requisite vote of Northeast shareholders. If, at the time of the special meeting, there are not sufficient votes to approve the merger agreement, Northeast shareholders may be asked to consider and vote upon a proposal to adjourn the special meeting, so that Northeast can solicit additional proxies.

Q:	Does the Northeast board of directors recommend voting in favor of the merger agreement?

A:	Yes. The Northeast board of directors unanimously recommends that Northeast shareholders vote “FOR” the approval of the merger agreement.

Q:	Does the Northeast board of directors recommend voting in favor of the Northeast Bancorp 2010 Stock Option and Incentive Plan?

A:	Yes. The Northeast board of directors unanimously recommends that Northeast shareholders vote “FOR” the approval of the Northeast Bancorp 2010 Stock Option and Incentive Plan.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section in this document titled “Risk Factors” beginning on page 93.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in this document, including its appendices. It contains important information about the merger, the merger agreement, Northeast, FHB and the Northeast Bancorp 2010 Stock Option and Incentive Plan. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid return envelope as soon as possible or submit your proxy through the internet or by telephone. By doing so, you ensure that your shares of Northeast common stock will be represented and voted at the Northeast special meeting.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should fill out the voter instruction form sent to you by your broker, bank or other nominee with this document.

Q:	What if I fail to return my proxy card or to instruct my broker, bank or other nominee?

A:	If you fail to return your proxy card, submit your vote through the internet or by telephone, or to instruct your broker, bank or other nominee to vote your shares, your shares will not be voted.

Q:	Can I attend the Northeast special meeting and vote my shares in person?

A:	Yes. Although the Northeast board of directors requests that you return the proxy card accompanying this document, or that you submit your vote through the internet or by telephone, all Northeast shareholders are invited to attend the special meeting. Northeast shareholders of record on June 14, 2010 can vote in person at the Northeast special meeting. If your shares are held by a broker, bank or other nominee, then you are not the shareholder of record and you must bring to the special meeting appropriate documentation from your broker, bank or other nominee to enable you to vote at the special meeting.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. Any Northeast shareholder who executes a proxy has the power to revoke it at anytime before it is voted. You may also revoke your proxy by attending the special meeting and voting the shares of common stock in person or by delivering to Suzanne M. Carney, Clerk of Northeast, at the principal offices of Northeast or at the special meeting prior to the opening of the balloting at the special meeting, a written notice of revocation or a later-dated, properly executed proxy. All written notices of revocation and other communications with respect to revocation of proxies not delivered to the Clerk at the special meeting should be addressed to Northeast as follows: 500 Canal Street, Lewiston, Maine 04240, Attention: Suzanne M. Carney, Clerk.

Q:	Should I send in my stock certificates now?

A:	No. You will receive separate written instructions for surrendering your shares of Northeast common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificate(s) because they are still valid. Please do not send in your stock certificate(s) with your proxy card.

Q:	Where can I find more information about the companies?

A:	You can find more information about Northeast and FHB from the various sources described under the section in this document titled “Where You Can Find More Information” beginning on page 242.

Q:	Will a proxy solicitor be used?

A:

Yes. Northeast has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the meeting, and Northeast estimates it will pay D.F. King a fee of approximately $10,000. Northeast has also agreed to reimburse D.F. King for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King against certain losses, costs and expenses. In addition, our officers and employees may request the return of proxies by telephone or in person, but no additional compensation will be paid to them.

Q:	Whom should I call with questions?

A:	You may contact D.F. King at (800) 487-4870.

SUMMARY

This summary highlights certain material information from this document. It may not contain all of the information that may be important to you. You should read carefully the entire document and the other documents to which we refer you in order to fully understand the proposed merger, especially the risks, which are discussed under “Risk Factors” beginning on page 93. You may obtain certain information we refer to in this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 242. Each item in this summary includes a page reference directing you to a more complete description of that item. Unless the context otherwise requires, the terms:

•	“Northeast” refers to Northeast Bancorp, a Maine corporation;

•	“surviving corporation” refers to Northeast Bancorp after the merger;

•	“FHB” refers to FHB Formation LLC, a Delaware limited liability company;

•	“we”, “us” and “our” refers to Northeast;

•	“merger” refers to the merger of FHB with and into Northeast, with Northeast as the surviving entity of such merger; and

•	the “merger agreement” refers to the Agreement and Plan of Merger, dated as of March 30, 2010, by and between FHB and Northeast.

Information About Northeast and FHB (page 157)

Northeast Bancorp

500 Canal Street

Lewiston, Maine 04240

(207) 786-3245

Northeast, a Maine corporation chartered in April 1987, is a bank holding company registered under the Bank Holding Company Act of 1956. Prior to 1996, Northeast operated under the name Bethel Bancorp. Northeast’s primary subsidiary and principal asset is its wholly-owned banking subsidiary, Northeast Bank, or the Bank, which has ten banking branches. The Bank offers property and casualty insurance products through the Bank’s wholly-owned subsidiary, Northeast Bank Insurance Group, Inc. Northeast Bank Insurance Group has twelve insurance agency offices, four of which are located in the Bank’s banking branches. In addition, Northeast also offers investment services, including financial planning products and services, through an office in Falmouth, Maine.

The Bank, which was originally organized in 1872 as a Maine-chartered mutual savings bank and was formerly known as Bethel Savings Bank F.S.B., is a Maine state-chartered bank and a member of the Federal Reserve System. From 1987 to August 2004, the Bank was a federal savings bank, and Northeast was a unitary savings and loan holding company registered with the Office of Thrift Supervision. In August 2004, the Bank’s charter was converted into a Maine state-chartered universal bank, and Northeast became a bank holding company. In connection with the conversion of its charter, the Bank applied for and was granted membership in the Federal Reserve System. Accordingly, Northeast and the Bank are currently subject to the regulatory oversight of the Federal Reserve Bank of Boston and the State of Maine Bureau of Financial Institutions.

As of March 31, 2010, Northeast, on a consolidated basis, had total assets of approximately $612 million, total deposits of approximately $380 million, and shareholders’ equity of approximately $50 million.

Additional information about Northeast and its subsidiaries is included in documents filed with the SEC. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 242.

FHB Formation LLC

695 Atlantic Avenue

Boston, Massachusetts 02111

(617) 443-4704

FHB was formed as a Delaware limited liability company in March 2009 in order to raise third-party capital to be invested in a financial institution. Richard Wayne, Claire Bean and Heather Campion are FHB’s sole members and officers. In connection with the merger, FHB has secured equity commitments from certain accredited investors, including Arlon Capital Partners LP, funds or accounts under management by BlackRock, Inc., investment advisor affiliates, funds or accounts managed by East Rock Capital, LLC and its affiliates, and funds managed by Highfields Capital Management LP. Certain other private investment funds and institutions, FHB management, and twelve individuals represent the remaining commitments.

Structure of the Merger (page 125)

FHB and Northeast entered into an Agreement and Plan of Merger on March 30, 2010. The merger agreement provides for the merger of FHB with and into Northeast, with Northeast being the surviving corporation.

The proposed merger will occur following approval of the proposal described in this document by the shareholders of Northeast and satisfaction or waiver of all other conditions to the merger. The merger agreement is attached to this document as Appendix A. Northeast encourages you to read the merger agreement because it is the legal document that governs the merger.

Merger Consideration (page 125)

If the merger is completed, each share of Northeast common stock will be converted into the right to receive either:

•	$13.93 in cash (which is referred to as the cash consideration); or

•	one share of surviving corporation common stock, plus cash in lieu of any fractional share (which is referred to as the stock consideration).

You will have the opportunity to elect the form of consideration to be received for all shares of Northeast common stock that you hold, subject to allocation procedures set forth in the merger agreement. You may elect to receive a portion of your merger consideration in cash and the remaining portion in shares of surviving corporation common stock. The allocation procedures included in the merger agreement are intended to ensure that 40% of the outstanding shares of Northeast common stock immediately prior to the effective time of the merger will be converted into the right to receive cash, and 60% of these shares of Northeast common stock will be converted into the right to receive shares of surviving corporation common stock.

The surviving corporation will not issue fractional shares. Instead, each holder of Northeast common stock will receive an amount of cash, in lieu of any fractional share, based on the average per share closing price of Northeast’s common stock on the NASDAQ Global Market over the three trading days ending two days preceding the closing date of the merger, rounded to the nearest whole cent.

FHB’s Source of Funds (page 157)

Each investor in FHB has issued a binding equity commitment letter to FHB to fund, at the closing of the merger, a portion of (i) the cash consideration of $12,940,037 to be paid to the existing shareholders of Northeast in exchange for their existing shares of Northeast common stock, (ii) a capital contribution to Northeast of $16,175,042 in exchange for newly issued shares of common stock of the surviving corporation, and (iii) fees and expenses incurred by FHB relating to the merger of up to $1,000,000 that will not be paid by Northeast. Upon the closing of the merger, each FHB investor will receive membership interests in FHB that immediately thereafter will be converted into the right to receive 0.96679 shares of common stock of the surviving corporation in exchange for each unit of FHB held by that investor. After giving effect to the merger, including the capital contribution by FHB, the FHB investors will hold, in the aggregate, 60% of the surviving corporation’s common stock, and current Northeast shareholders will hold, in the aggregate, 40% of the surviving corporation’s common stock. No investor will acquire more than 9.99% of any class of voting securities (including options on a non-diluted basis) or more than 9.99% of the total equity of Northeast as a result of the merger.

Election Procedures (page 126)

The shares of Northeast common stock that you hold will be exchanged for cash, surviving corporation common stock or a combination of cash and surviving corporation common stock as chosen by you, subject to the allocation procedures described in the merger agreement. Prior to the closing date of the merger, you will be sent an election form and detailed instructions to permit you to choose your preferred consideration. You have the following choices:

•	you may elect to receive $13.93 per share in cash in exchange for all shares of Northeast common stock that you hold;

•

you may elect to receive one share of surviving corporation common stock per share of Northeast common stock that you hold, plus cash in lieu of any fractional share, in exchange for all shares of Northeast common stock that you hold;

•

you may elect to receive the cash consideration with respect to a portion of the shares of Northeast common stock that you hold, and the stock consideration with respect to the remaining shares of Northeast common stock that you hold; or

•	you may make no election with respect to the consideration to be received by you in exchange for your shares of Northeast common stock.

You will have a limited period of time in which to complete the election form and return it as instructed. The election form will be mailed to you at least 15 business days prior to the anticipated election deadline (which will be a date mutually agreed upon by FHB and Northeast). You will need to surrender your Northeast stock certificates to receive the appropriate consideration, but you should not send us any certificates now. You will receive detailed instructions on how to exchange your stock certificates along with your election form. If you do not submit an election form, you will receive instructions on where to surrender your Northeast stock certificates after the merger is completed.

If your shares or a portion of your shares of Northeast common stock are held in “street name” by a broker, bank or other nominee, an election form will be mailed to the broker, bank or other nominee with respect to those shares.

If you hold a portion of your shares in an individual retirement account and the remaining portion of your shares is held directly in your name, you will receive two election forms: one for your shares held in the individual retirement account and one for the shares held directly in your name.

Allocation Procedures (page 127)

The merger agreement provides for overall limitations on the amount of cash and shares of surviving corporation common stock available in the merger as follows:

•	40% of the total number of outstanding shares of Northeast common stock immediately prior to the effective time of the merger will be converted into the right to receive the cash consideration; and

•	60% of the shares of Northeast common stock will be converted into the right to receive the stock consideration.

As a result, whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other Northeast shareholders. You may not receive exactly the form of consideration that you elect in the merger, and you may instead receive a pro rata amount of cash and surviving corporation common stock.

If you have a preference for receiving either cash or surviving corporation common stock for your shares of Northeast common stock, you should return the election form indicating your preference. Northeast shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of Northeast shares being converted into the right to receive cash and surviving corporation common stock. If you do not make an election, you will be allocated cash and/or surviving corporation common stock depending on the elections made by other Northeast shareholders. Please see the examples set forth in the section of this document titled “The Merger Agreement — Allocation Procedures” beginning on page 127. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration that you elect to receive.

Because the tax consequences of receiving cash will differ from the tax consequences of receiving surviving corporation common stock, you should carefully read the section in this document titled “Material Federal Income Tax Consequences of the Merger” beginning on page 120.

Treatment of Stock Options (page 131)

At the effective time of the merger, each outstanding option granted under Northeast’s 1992 Stock Option Plan and 1999 Stock Option Plan, whether vested or unvested, and which has not been previously exercised or cancelled, will be exchanged for an option to acquire shares of surviving corporation common stock following the consummation of the merger. The merger will not change the number and price of the options outstanding under the 1992 Stock Option Plan and 1999 Stock Option Plan. The terms of each resulting option will be substantially identical to the corresponding existing option. Northeast’s 1987 Stock Option Plan, 1989 Stock Option Plan and 2001 Stock Option Plan will terminate at the effective time of the Merger.

Opinion of Northeast’s Financial Advisor (page 113)

In connection with the merger, the Northeast board of directors received a written opinion from Keefe, Bruyette & Woods, Inc., or KBW, as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Northeast common stock. The full text of KBW’s written opinion, dated March 30, 2010, is attached to this proxy statement/prospectus as Appendix B. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. KBW’s opinion is directed to the Northeast board of directors and does not constitute a recommendation to any Northeast shareholder on how to vote with respect to the merger agreement. KBW’s opinion will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to completion of the merger. Northeast does not currently expect to request an updated opinion from KBW. Northeast agreed to pay KBW a cash fee of $100,000 concurrently with the rendering of its fairness opinion and $600,000 upon closing of the transaction for its service in connection with the merger.

Northeast’s Board of Directors Recommends That You Vote “FOR” the Merger (page 113)

Northeast’s board of directors believes that the merger is in the best interests of Northeast and its shareholders, and the board of directors unanimously recommends that Northeast shareholders vote “FOR” approval of the merger agreement. For a discussion of the factors considered by the Northeast board of directors in reaching its decision to approve the merger agreement, see “The Merger — Northeast’s Reasons for the Merger” beginning on page 111.

Composition of Northeast’s Board of Directors and Management Following the Merger (page 164)

Following the merger, Northeast’s board of directors will consist of nine members, as described in this proxy statement/prospectus, including two representatives from Northeast’s existing board of directors, and the existing management team of Northeast will continue in the following roles: James Delamater will become President and Chief Executive Officer of Northeast’s Community Banking Division, Pender Lazenby will remain as the Chief Risk Officer of Northeast, Robert Johnson will become Chief Financial Officer of Northeast’s Community Banking Division, and Marcel Blais will become Chief Operating Officer of Northeast’s Community Banking Division. Following the merger, Richard Wayne will become the Chief Executive Officer of Northeast, Claire Bean will become the Chief Financial Officer and Chief Operating Officer of Northeast, and Heather Campion will become the Chief Administrative Officer of Northeast.

Interests of Northeast’s Directors and Executive Officers in the Merger (page 122)

In considering the recommendation of the Northeast board of directors with respect to the merger agreement, Northeast shareholders should be aware that Northeast’s directors and executive officers have interests in the merger that may be different from, or in addition to, Northeast’s shareholders generally. The Northeast board of directors was aware of these interests, and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the shareholders that the merger agreement be adopted. These interests and arrangements include rights to indemnification and directors’ and officers’ liability insurance and the continued service on the surviving corporation’s board of directors by two members of the Northeast board of directors who were members of the Northeast board of directors as of the date of the merger agreement. In addition, the surviving corporation intends to retain certain Northeast executive officers in senior leadership roles with the surviving corporation following consummation of the merger and has entered into new employment arrangements with these executive officers contingent upon the consummation of the merger.

Limitations on Considering Other Acquisition Proposals (page 135)

The merger agreement restricts Northeast’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in Northeast. However, if Northeast receives a bona fide unsolicited written acquisition proposal from a third party that is, or is reasonably likely to be, more favorable to Northeast shareholders than the terms of the merger agreement, Northeast may furnish information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement. In addition, the Northeast board of directors may not withdraw, qualify or modify its approval or recommendation of the merger agreement, approve or recommend another acquisition proposal to its shareholders, or cause Northeast to enter into a letter of intent or definitive agreement with respect to an acquisition transaction or that requires Northeast to abandon, terminate or fail to consummate the merger, unless the Northeast board of directors determines in good faith, after consultation with counsel and its financial advisor, that an acquisition proposal is a superior proposal and that it is required to take such action to comply with its fiduciary duties to shareholders under applicable law. Northeast can determine that an acquisition proposal is a superior proposal only after Northeast provides FHB with advance notice that the Northeast board is prepared to make such determination and cooperates and negotiates in good faith with FHB to provide FHB with an opportunity to adjust or modify the terms and conditions of the merger agreement so that such acquisition proposal no longer constitutes a superior proposal.

Conditions to the Merger (page 131)

FHB and Northeast will not complete the merger unless a number of conditions are satisfied or waived, including:

•	the shareholders of Northeast must approve the merger agreement and the Northeast Bancorp 2010 Stock Option and Incentive Plan;

•

FHB and Northeast must receive all required regulatory approvals, any waiting periods required by law must have passed, and the regulatory approvals must not impose any burdensome condition upon FHB or Northeast;

•	there must be no order, decree or injunction in effect, nor any law, statute or regulation enacted or adopted, preventing completion of the merger;

•	the registration statement, of which this proxy statement/prospectus forms a part, must be declared effective;

•	the NASDAQ Stock Market must authorize the listing of the shares of surviving corporation common stock to be issued in the merger;

•	Northeast must receive all material third-party consents to the merger;

•	the representations and warranties of each of FHB and Northeast in the merger agreement must be accurate, subject to exceptions that would not have a material adverse effect;

•	FHB and Northeast must each have performed in all material respects all obligations required to be performed by it; and

•	no event or development must have occurred with respect to FHB or Northeast that has had, or would reasonably be expected to have, a material adverse effect.

Termination of the Merger Agreement (page 133)

FHB and Northeast can mutually agree to terminate the merger agreement before the merger has been completed, and either company can terminate the merger agreement if:

•

the other party materially breaches any of its representations, warranties or covenants contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) and the breach cannot be or has not been cured within 30 days of written notice of the breach;

•	the merger is not completed by December 31, 2010, unless the failure to complete the merger is due to the failure by the terminating party to perform its obligations under the merger agreement;

•	a regulatory approval that is required in order to complete the merger is denied; or

•	the shareholders of Northeast do not approve the merger agreement.

In addition, FHB may terminate the merger agreement if, among other things, Northeast breaches its obligations to call a meeting of shareholders to approve the merger agreement or if Northeast breaches its non-solicitation obligations.

Northeast has the right to terminate the merger agreement in connection with entering into a definitive agreement to effect a superior proposal, subject to specified conditions in the merger agreement.

Termination Fee (page 134)

Under the terms of the merger agreement, Northeast must pay FHB a termination fee of $1,000,000 if:

•

FHB terminates the merger agreement as a result of the Northeast board of directors modifying or withdrawing its recommendation to the Northeast shareholders to vote in favor of the merger agreement, or approving or recommending another acquisition proposal;

•	FHB terminates the merger agreement as a result of a material breach by Northeast of the provisions in the merger agreement prohibiting the solicitation of other offers;

•

FHB or Northeast terminates the merger agreement as a result of: (1) the failure of the Northeast shareholders to approve the merger agreement; or (2) the merger not having been consummated by December 31, 2010 due to the failure of the Northeast shareholders to approve the merger agreement; and both

•	an acquisition proposal with respect to Northeast has been publicly announced, disclosed or otherwise communicated to the Northeast board of directors prior to that time; and

•	within 12 months of termination of the merger agreement, Northeast enters into a definitive agreement with respect to, or has consummated, another acquisition proposal; or

•	FHB terminates the merger agreement as a result of a material breach by Northeast of any of its representations, warranties, covenants or agreements contained in the merger agreement; and both

•	an acquisition proposal with respect to Northeast has been publicly announced, disclosed or otherwise communicated to the Northeast board of directors prior to that time; and

•	within 12 months of termination of the merger agreement, Northeast enters into a definitive agreement with respect to, or has consummated, another acquisition proposal; or

•	Northeast terminates the merger agreement in connection with Northeast entering into a definitive agreement with respect to a superior proposal.

Under the terms of the merger agreement, FHB must pay Northeast a termination fee of $1,000,000 if:

•	Northeast terminates the merger agreement as a result of the merger not having been consummated by December 31, 2010, and

•

At the time of termination, all of the conditions to Northeast’s obligations to effect the merger are satisfied (or would have been satisfied if the closing of the merger were to occur on the date of termination).

Effective Time of the Merger (page 125)

We expect that the merger will be completed as soon as practicable following the approval of the merger agreement by the shareholders of Northeast at the special meeting, if all other conditions have been satisfied or waived. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible. We currently expect to complete the merger during the third calendar quarter of 2010; however, because the merger is subject to these conditions, we cannot predict the actual timing.

Material Federal Income Tax Consequences (page 120)

Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation and on whether you elect to receive stock, cash or a mix of stock and cash. In addition, you may be subject to state, local or foreign taxes that are not discussed in this document. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

The material federal income tax consequences to the shareholders of Northeast should be as follows:

•

a shareholder who receives solely surviving corporation common stock in connection with the merger should not recognize gain or loss. His or her tax basis in the surviving corporation common stock received pursuant to the merger should equal the shareholder’s tax basis in the shares of Northeast common stock being exchanged. The holding period of surviving corporation common stock received should include the holding period of the shares of Northeast common stock being exchanged.

•

a shareholder who receives solely cash in exchange for all of that shareholder’s shares of Northeast common stock pursuant to the merger should either be treated as having redeemed those shares to Northeast or as having sold his shares to FHB or its members and generally should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s aggregate tax basis for such shares, which gain or loss will be long-term capital gain or loss if such shares of Northeast common stock were held for more than one year.

•	a shareholder who receives both surviving corporation common stock and cash consideration in exchange for all of his or her shares of Northeast common stock generally should:

(i) with respect to the shares exchanged for cash, be treated as having either redeemed a portion of his or her shares for the cash consideration received in the merger or as having sold such shares to FHB or its members and generally should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares exchanged for cash, which gain or loss will be long-term capital gain or loss if such shares of Northeast common stock were held for more than one year; and

(ii) with respect to the shares exchanged for surviving corporation common stock in connection with the merger, not recognize gain or loss, and his or her aggregate tax basis in the shares retained in the surviving corporation should equal the shareholder’s aggregate adjusted tax basis in the Northeast shares that were not exchanged for cash. The Shareholder’s holding period for surviving corporation common stock received will include the holding period of the shares of Northeast common stock being exchanged.

Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation and on whether you elect to receive stock, cash or a mix of stock and cash. In addition, you may be subject to state, local or foreign taxes that are not discussed in this document. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Required Regulatory Approvals (page 145)

To complete the merger, FHB is seeking the prior approval of the Board of Governors of the Federal Reserve System and the Maine Bureau of Financial Institutions. The United States Department of Justice is able to provide input into the approval process of federal banking agencies to challenge the approval on antitrust grounds. FHB has filed all necessary applications and notices with the applicable regulatory authorities. FHB cannot predict, however, whether or when the required regulatory approvals will be obtained or whether any such approvals will impose any burdensome condition upon FHB or Northeast. FHB and Northeast have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. FHB and Northeast will not be required to agree to any prohibition, limitation, or other requirement imposed by any regulatory approval that would impose any term, condition or restriction upon any FHB investor, FHB, Northeast or any of its subsidiaries, or the surviving corporation or any of its subsidiaries that would reasonably be expected to materially adversely affect (i) an FHB investor or the ability of the surviving corporation or any of its subsidiaries to operate any material portion of its business or assets, (ii) prohibit or materially limit the ownership or operation by Northeast or the surviving corporation of all or any material portion of its business or assets, or (iii) compel Northeast or the surviving corporation to dispose of or hold separate all or any material portion of its business or assets.

Accounting Treatment (page 120)

The merger will be accounted for under the acquisition method of accounting with FHB treated as the acquirer under United States Generally Accepted Accounting Principles, or GAAP. Under the acquisition method, the assets and liabilities of Northeast will be adjusted to fair value at the date of the merger. All identifiable intangibles will be recorded at their fair value and included as part of the assets acquired. Any excess of purchase price over the fair value of net identifiable and intangible assets and liabilities is recorded as goodwill. To the extent the fair value of the net assets, including identifiable intangibles of Northeast, exceeds the purchase price at the merger date, that amount will be recognized as a gain in earnings as of the acquisition date. Identifiable intangibles will be amortized over their estimated lives and will be evaluated annually, at a minimum, for impairment.

Surviving Corporation Shares to be Listed on the Nasdaq Stock Market (page 138)

FHB will use its reasonable best efforts to obtain approval for listing on the NASDAQ Stock Market the shares of surviving corporation common stock to be issued pursuant to the merger.

Comparisons of Rights of Shareholders (page 236)

The rights of Northeast shareholders currently are governed by Northeast’s articles of incorporation and bylaws, and by Maine law. After the merger is completed, Northeast shareholders who receive surviving corporation common stock in the merger will become shareholders of the surviving corporation, and, therefore, their rights as shareholders of the surviving corporation will be governed by the amended and restated articles of incorporation and bylaws of the surviving corporation. As a result of the merger, Northeast shareholders will have different rights when they become holders of surviving corporation common stock than they currently have as holders of Northeast common stock. The articles of incorporation and bylaws of the surviving corporation are attached to this proxy statement/prospectus as Appendix D.

Special Meeting of Northeast (page 103)

Northeast plans to hold its special meeting of shareholders on Tuesday, July 27, 2010, at 11:00 a.m., local time, at Northeast Bancorp Headquarters Building, 500 Canal Street, Lewiston, ME 04240. At the meeting, Northeast shareholders will be asked to approve the merger agreement and to approve the Northeast Bancorp 2010 Stock Option and Incentive Plan, or the 2010 Plan. Northeast shareholders may also be asked to vote upon a proposal to adjourn or postpone the special meeting. Northeast could use any adjournment or postponement of the special meeting for the purpose, among others, of allowing more time to solicit votes to adopt the merger agreement and approve the merger.

You can vote at the Northeast special meeting of shareholders if you owned Northeast common stock at the close of business on June 14, 2010, which has been fixed as the record date. As of June 11, 2010, the last trading day before the record date, there were 2,322,332 shares of Northeast common stock outstanding and entitled to vote. You may cast one vote for each share of Northeast common stock that you owned on that date.

Northeast Shareholder Vote Required to Approve the Plan of Merger (page 104)

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Northeast common stock outstanding and entitled to vote as of June 14, 2010.

As of the record date, Northeast directors and executive officers and their affiliates, who have entered into voting agreements with FHB, held approximately 163,916 shares (or approximately 7.0% of the outstanding shares) of Northeast common stock entitled to vote at the special meeting.

As of the record date, FHB held no shares of Northeast common stock, and none of its members and executive officers or their affiliates held any shares of Northeast common stock. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 122.

Abstentions and Broker Non-Votes (page 105)

Only shares affirmatively voted for approval of the merger agreement, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” the merger agreement. If your broker holds your shares of Northeast common stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document. Abstentions and broker non-votes will have the same effect as voting against approval of the merger agreement, and will have no effect on the outcome of the vote for the Northeast Bancorp 2010 Stock Option and Incentive Plan.

Proposal to Approve Adjournment of the Special Meeting (page 105)

Northeast is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Northeast may not have received sufficient votes to approve the merger agreement by the time of the special meeting. In that event, Northeast would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder vote to approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy.

Northeast Shareholders Do Not Have Dissenters’ Rights of Appraisal

Under Maine law, Northeast shareholders are not entitled to appraisal rights in connection with the merger.

Northeast Bancorp 2010 Stock Option and Incentive Plan (page 147)

On March 30, 2010, the board of directors of Northeast, upon the recommendation of Northeast’s compensation committee, adopted the Northeast Bancorp 2010 Stock Option and Incentive Plan, or the 2010 Plan, subject to the approval of Northeast’s shareholders and subject to the Northeast shareholders’ approval of the merger agreement. A copy of the 2010 Plan is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference.

Northeast’s Board of Directors Recommends That You Vote “FOR” the 2010 Plan (page 147)

Northeast’s board of directors believes the 2010 Plan will provide Northeast with an appropriate means to incentivize and align the interests of employees, officers, non-employee directors and other key persons with the interests of shareholders. Accordingly, the board of Northeast recommends that shareholders vote “FOR” approval of the 2010 Plan.

Northeast Shareholder Vote Required to Approve the 2010 Plan (page 104)

A majority of the votes cast by shareholders at the special meeting is required in order to approve the 2010 Plan. Northeast will include proxies marked as abstentions and broker non-votes in determining the number of shares present at the special meeting, but abstentions and broker non-votes will not affect the outcome of the proposal. The proposal to approve the merger and the proposal to approve the 2010 Plan are dependent upon one another, and the merger will not be completed unless both proposals are approved by the requisite vote of Northeast shareholders.

Market Value of Securities

Shares of Northeast common stock are listed on the Nasdaq Global Market under the symbol “NBN.” FHB is a privately held company and its membership interests are not publicly traded. The following table sets forth the closing sale prices per share of Northeast common stock as reported on Nasdaq on March 30, 2010, the last trading day before FHB and Northeast announced the merger, and on June 11, 2010, the last practicable trading day before the distribution of this document.

Northeast Common Stock Closing Price
March 30, 2010	$14.05
June 11, 2010	$12.90

Number of Holders of Northeast Common Stock and Number of Shares Outstanding

As of June 14, 2010, there were 808 shareholders of record of Northeast common stock who held an aggregate of 2,322,332 shares of Northeast common stock.

Restrictions on Resale of Northeast Common Stock by Affiliates (page 120)

The shares of Northeast common stock to be issued in connection with the merger will be freely transferable under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Northeast for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Northeast and may include the executive officers, directors and significant shareholders of Northeast.

Risk Factors (page 93)

In evaluating the merger and the merger agreement, and before deciding how to vote your shares of Northeast common stock at the special meeting of the shareholders of Northeast, you should read this proxy statement/prospectus carefully and especially consider the factors, risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 93.

COMPARATIVE PER SHARE DATA

The following table shows historical net income, dividend and book value per share information about Northeast and FHB and similar information giving effect to the merger, referred to as “pro forma” information. The comparative pro forma information for the time periods shown assumes that Northeast and FHB had been merged on the dates or at the beginning of the periods indicated. See “Pro Forma Financial Information.”

The information listed as per equivalent Northeast share was obtained by multiplying the pro forma amounts by 1, the exchange ratio, and adding 1,161,166 common shares to be issued to new investors in the merger. This information is presented to reflect the consideration Northeast shareholders will receive in the merger. Northeast anticipates that the combined entity will derive financial benefits from the merger that include the opportunity to earn more revenue. Further, both Northeast and FHB will incur transaction costs as a result of the merger. The pro forma information, while helpful in illustrating the financial characteristics of Northeast following the merger under one set of assumptions, does not reflect these benefits and expenses, and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of Northeast would have been had Northeast and FHB been combined during these periods.

	Northeast Bancorp	FHB Formation LLC	Pro Forma Combined (1)(2)
Book Value per share:
At March 31, 2010	$19.74	—	$16.93
Tangible Book Value per share:
At March 31, 2010	$14.60	—	$13.35
Cash dividends declared per share:
Nine months ended March 31, 2010	$0.27	—	$0.27
Twelve month ended June 30, 2009	$0.36	—	$0.36
Diluted net income per share:
Nine months ended March 31, 2010	$0.64	—	$0.43
Twelve month ended June 30, 2009	$0.36	—	$0.46

(1)	The pro forma combined book value is based upon the pro forma combined common stockholders’ equity for Northeast and FHB divided by total pro forma common shares of the combined entities. The pro forma combined tangible book value is based upon the pro forma combined common stockholders’ equity less pro forma combined intangibles for Northeast and FHB divided by total pro forma common shares of the combined entity.
(2)	Pro forma cash dividends represent Northeast’s historical cash dividends per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed combined balance sheet as of March 31, 2010 and the unaudited pro forma consolidated condensed combined statements of income for the nine months ended March 31, 2010 and the twelve months ended June 30, 2009 reflect the merger of Northeast and FHB. The fiscal year ends are June 30 and December 31 for Northeast and FHB, respectively. The historical consolidated statement of income for FHB, as presented in the unaudited pro forma condensed combined statements of income, is for the nine months ended March 31, 2010. FHB was formed on March 3, 2009 for the purpose of facilitating the transactions contemplated by the merger agreement and had no financial activity until July, 2009.

The unaudited pro forma consolidated condensed combined financial information is based on the historical consolidated financial information statements of Northeast under the assumptions and adjustments set forth in the accompanying notes. The unaudited pro forma consolidated condensed combined balance sheet gives effect to the merger as if the merger had been consummated at March 31, 2010. The unaudited pro forma consolidated condensed combined statements of income give effect to the merger as if the merger had been completed at the beginning of the periods presented.

You should read the unaudited pro forma consolidated condensed combined financial statements in conjunction with the historical consolidated financial statements of Northeast that appear elsewhere in this document. The pro forma information is not necessarily indicative of the combined financial position or the results of operations in the future or of the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the date for which the pro forma information is presented.

The pro forma per share amounts for the combined company are based on the exchange ratio of 1 for 1, and 1,161,166 shares of newly issued common stock to be issued to the new investors at $13.93 per share.

Northeast Bancorp and FHB Formation LLC

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of March 31, 2010

	FHB Formation (1)	Northeast Bancorp	Adjustments		Unaudited Pro Forma
Cash and short term investments	$29,115,079	$9,053,211	$(14,265,037)	(2)	$23,903,253
Securities	—	170,762,997	—		170,762,997
Loans, net	—	383,192,253	(4,970,000)	(3)	378,222,253
Bank premises and equipment	—	8,415,622	—		8,415,622
Goodwill	—	4,490,500	(4,490,500)	(5)	—
Identifiable intangible assets	—	7,463,003	5,001,000	(4)	12,464,003
Other assets	—	28,592,710	898,790	(6)	29,491,500

Total assets	$29,115,079	$611,970,296	$(17,825,747)		$623,259,628

Deposits	$—	$380,364,418	$2,641,000	(7)	$383,005,418
Borrowings	1,325,000	161,854,245	3,839,000	(8)	167,018,245
Jr. subordinated debentures	—	16,496,000	(9,801,000)	(9)	6,695,000
Other liabilities	—	3,159,576	—		3,159,576
Stockholders’ equity
Preferred	—	4,227,000	180,000	(10)	4,407,000
Common	27,790,079	45,869,057	(14,684,747)	(11)	58,974,389

Total liabilities and stockholders’ equity	$29,115,079	$611,970,296	$(17,825,747)		$623,259,628

Common shares		2,322,332	1,161,166		3,483,498

(1)	FHB is an entity formed specifically to facilitate capital investments in a banking entity. The balances shown above for FHB are those estimated as of the date of closing, and reflect the funds to be received from FHB investors ($29.1 million) to purchase a total of 2,090,099 Northeast shares. FHB is also expected to incur $1,325,000 in transaction-related costs prior to the closing date, which will be reimbursed by Northeast in accordance with the terms of the merger agreement. This reimbursement will allow FHB to repay borrowed funds of $1,325,000 on the closing date.
(2)	Reflects $12.9 million paid in exchange for 928,933 shares of Northeast common stock and $1,325,000 of transaction expenses to be reimbursed by Northeast to FHB.
(3)	Reflects estimated fair value adjustments on loans of ($10,893,000), net of eliminated Northeast allowance for loan losses of $5,923,000.
(4)	Reflects the recognition of the estimated fair value of core deposit intangibles (“CDI”) of $5,001,000. The estimated CDI represents the estimated future economic benefit resulting from the acquired customer balances and relationships.
(5)	Northeast’s existing goodwill is eliminated based on the estimated valuation analysis indicating that the fair value of Northeast’s net assets exceeds the purchase price.
(6)	Reflects the estimated net deferred tax assets arising from the purchase and fair value adjustments of assets and liabilities.
(7)	Reflects the estimated fair value adjustments on interest-bearing deposits at current market rates.
(8)	Reflects the estimated fair value adjustments of $5,164,000 on borrowed funds, at current market rates, less repayment of $1,325,000 in FHB borrowings.
(9)	Reflects the estimated fair value adjustment on Northeast’s junior subordinated debentures, at current market rates.
(10)	Reflects the estimated fair value adjustment on warrants issued in connection with preferred stock purchased by the Treasury under the Capital Purchase Program (“CPP”).
(11)

Eliminates Northeast’s stockholders’ equity as part of the acquisition accounting adjustments, reflecting the estimated value of Northeast shares to be purchased by FHB investors as well as the estimated value of shares to be retained by existing Northeast shareholders. Further, reflects the recording, through income, of a gain representing the excess of the fair value of Northeast net assets over the purchase price and transaction expenses incurred by FHB that will be reimbursed by Northeast. Details are as follows:

The purchase price is determined as follows:

FHB investors’ purchase of 928,933 existing Northeast shares, at $13.93 per share:	$12,940,037
FHB investors’ purchase of 1,161,166 newly-issued shares, at $13.93 per share	16,175,042
Value ascribed to shares held by existing Northeast shareholders, 1,393,399 shares at $13.93 per share;	19,410,048

Total purchase price	$48,525,127

The purchase price has preliminarily been allocated to the estimated assets and liabilities of Northeast as follows:

Purchase price	$48,525,127
Allocated to:
Historical net book value of Northeast assets and liabilities	(45,869,057)
Adjustment to Northeast equity for transaction expenses to be reimbursed to FHB	1,325,000
Newly-issued shares	(16,175,042)
Estimated fair value adjustments:
Loans	4,970,000
Time deposits	2,641,000
Borrowed funds	5,164,000
Jr. subordinated debt	(9,801,000)
Existing goodwill	4,490,500
CDI	(5,001,000)
Warrants outstanding in connection with preferred stock issued under the CPP	180,000
Other	(898,790)

Excess of fair value of net assets over the purchase price, to be recorded as gain in income	$(10,449,262)

Note: Post-investment, Northeast expects to issue stock options to certain members of its management and to BlackRock, Inc. or BlackRock, Inc’s designees in an aggregate amount not to exceed 18.75% of fully-diluted shares outstanding. The exercise price of any such option awards will be the per share market value of Northeast’s common stock on the date the awards are made.

Northeast Bancorp and FHB Formation LLC

Unaudited Pro Forma Consolidated Condensed Combined Statement of Income

Nine Months Ended March 31, 2010

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Northeast	FHB
Interest and dividend income:
Interest on loans	$18,029,292	$—	$139,000	A	$18,168,292
Interest and dividends on available-for-sale securities	5,573,630	—	(453,950)	B	5,119,680
Other interest and dividend income	36,299	905	—		37,204

Total interest and dividend income	23,639,221	905	(314,950)		23,325,176

Interest expense:
Deposits	5,507,301	—	(538,000)	A	4,969,301
Federal Home Loan Bank advances	1,336,161	—	(299,000)	A	1,037,161
Structured repurchase agreements	2,171,638	—	(983,000)	A	1,188,638
Short-term borrowings	485,923	—	—		485,923
Junior subordinated debentures issued to affiliated trusts	587,146	—	105,000	A	692,146
Other borrowings	243,926	35,967	—		279,893

Total interest expense	10,332,095	35,967	(1,715,000)		8,653,062

Net interest and dividend income before provision for loan losses	13,307,126	(35,062)	1,400,050		14,672,114
Provision for loan losses	1,723,142	—	—		1,723,142

Net interest and dividend income after provision for loan losses	11,583,984	(35,062)	1,400,050		12,948,972

Noninterest income:
Fees for other services to customers	1,116,441	—	—		1,116,441
Net securities losses	(20,462)	—	—		(20,462)
Gain on sales of loans	707,943	—	—		707,943
Investment commissions	1,454,793	—	—		1,454,793
Insurance commissions	4,705,042	—	—		4,705,042
BOLI income	375,993	—	—		375,993
Other income	734,099	—	—		734,099

Total noninterest income	9,073,849	—	—		9,073,849

Noninterest expense:
Salaries and employee benefits	10,392,407	176,365	—		10,568,772
Occupancy expense	1,449,503	—	—		1,449,503
Equipment expense	1,116,165	—	—		1,116,165
Intangible assets amortization	549,015	—	603,000	C	1,152,015
Other	4,932,693	595,658	—		5,528,351

Total noninterest expense	18,439,783	772,023	603,000		19,814,806

Income before income tax expense	2,218,050	(807,085)	797,050		2,208,015
Income tax expense	542,436	(282,480)	278,968		538,924

Net income	$1,675,614	$(524,605)	$518,082		$1,669,091

Net income available to common stockholders	$1,493,676	$(524,605)	$518,082		$1,487,153

Earnings per common share:
Basic	$0.64	$—	$—		$0.43
Diluted	$0.64	$—	$—		$0.43
Basic Shares	2,321,726		1,161,166		3,482,892
Diluted Shares	2,331,227		1,161,166		3,492,393

A.	Accretion and amortization of estimated fair value adjustments to loans, deposits and other funding on level yield basis.
B.	Amortization of the estimated fair value adjustments to investment securities on a straight line basis which approximates level yield methods net of estimated income from investing the proceeds of $16.175 million from the purchase of common stock by FHB investors.
C.	Amortization on a double declining basis of estimated core deposit intangible over its estimated life of 9.9 years.

Northeast Bancorp and FHB Formation LLC

Unaudited Pro Forma Consolidated Condensed Combined Statement of Income

Twelve Months Ended June 30, 2009

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Northeast	FHB
Interest and dividend income:
Interest on loans	$25,887,961	$—	$139,000	A	$26,026,961
Interest and dividends on available-for-sale securities	7,717,755	—	(604,560)	B	7,113,195
Other interest and dividend income	160,199	—	—		160,199

Total interest and dividend income	33,765,915	—	(465,560)		33,300,355

Interest expense:
Deposits	9,368,203	—	(1,280,000)	A	8,088,203
Federal Home Loan Bank advances	2,470,607	—	(399,000)	A	2,071,607
Structured repurchase agreements	2,980,696	—	(1,076,000)	A	1,904,696
Short-term borrowings	718,095	—	—		718,095
Junior subordinated debentures issued to affiliated trusts	959,476	—	110,000	A	1,069,476
Other borrowings	483,362	—	—		483,362

Total interest expense	16,980,439	—	(2,645,000)		14,335,439

Net interest and dividend income before provision for loan losses	16,785,476	—	2,179,440		18,964,916
Provision for loan losses	2,167,515	—	—		2,167,515

Net interest and dividend income after provision for loan losses	14,617,961	—	2,179,440		16,797,401

Noninterest income:
Fees for other services to customers	1,103,681	—	—		1,103,681
Net securities losses	268,373	—	—		268,373
Gain on sales of loans	1,519,226	—	—		1,519,226
Investment commissions	1,588,656	—	—		1,588,656
Insurance commissions	5,864,743	—	—		5,864,743
BOLI income	491,309	—	—		491,309
Other income	697,263	—	—		697,263

Total noninterest income	11,533,251	—	—		11,533,251

Noninterest expense:
Salaries and employee benefits	14,442,398	—	—		14,442,398
Occupancy expense	1,810,019	—	—		1,810,019
Equipment expense	1,603,519	—	—		1,603,519
Intangible assets amortization	747,947	—	1,009,000	C	1,756,947
Other	6,549,686	—	—		6,549,686

Total noninterest expense	25,153,569	—	1,009,000		26,162,569

Income before income tax expense	997,643	—	1,170,440		2,168,083
Income tax expense	38,654	—	405,675		444,329

Net income	$958,989	$—	$764,765		$1,723,754

Net income available to common stockholders	$824,602	$—	$764,765		$1,589,367

Earnings per common share:
Basic	$0.36	$—	$—		$0.46
Diluted	$0.36	$—	$—		$0.46
Basic Shares	2,319,830		1,161,166		3,480,996
Diluted Shares	2,321,929		1,161,166		3,483,095

A.	Accretion and amortization of estimated fair value adjustments to loans, deposits and other funding on level yield basis.
B.	Amortization of the estimated fair value adjustments to investment securities on a straight line basis, which approximates level yield methods net of estimated income from investing the proceeds of $16.175 million from the purchase of common stock by FHB investors.
C.	Amortization on a double declining basis of estimated core deposit intangible over its estimated life of 9.9 years.

Notes to Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

Accounting Information

The unaudited pro forma consolidated condensed combined balance sheet for Northeast and subsidiary and FHB has been prepared as if the merger had been consummated on March 31, 2010. The unaudited pro forma consolidated condensed combined statements of income for the nine months ended March 31, 2010 and the twelve months ended June 30, 2009 have been prepared as if the merger had been consummated at the beginning of the periods presented. The unaudited pro forma consolidated condensed combined financial statements are based on the historical financial statements of Northeast and FHB and give effect to the merger under the acquisition method of accounting and the assumptions and adjustments in the notes that follow.

Since FHB has a December 31 fiscal year end and Northeast has a June 30 fiscal year end, FHB’s historical data for the nine months ended March 31, 2010 is based on the six months ended December 31, 2009 and adding the three months ended March 31, 2010.

The fair value amounts for financial instruments and the core deposit intangible have been preliminarily estimated by an independent valuation specialist by using market information and methodologies that approximate the results that will be obtained in applying the accounting standards and methodologies prescribed by ASC 820 “Fair Value Measurements.” Values for non-financial assets and liabilities have been estimated by management using available market information and benchmarks. The actual fair value adjustments will be determined as of the transaction closing date. At that time, we intend to engage independent valuation specialists to assist in the process of developing fair values for financial reporting purposes. Management believes that the estimates used in the pro forma financial statements are reasonable, however circumstances including changes in market conditions, interest rates or other factors such as Northeast’s loan portfolio credit quality could cause actual fair values at the time the transaction is consummated to be significantly different from the fair values used in these pro forma financial statements.

Further, allocation of the purchase price estimated in the footnotes to the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of March 31, 2010 found on pages 19-20 is subject to adjustment, and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates. To the extent the fair value of the net assets, including identifiable intangibles of Northeast, exceeds the purchase price at the merger date, that amount will be recognized as a gain in earnings as of the acquisition date.

Assumptions related to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements include the estimated fair values that are being accreted/amortized in interest income and interest expense on a level yield basis or a straight line basis which approximates the level yield basis over their estimated lives. The amortization of the estimated core deposit intangible is being amortized to operating expense on a double declining basis over its estimated life of 9.9 years.

Earnings per Share

Basic and fully diluted weighted average number of common shares and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using Northeast historical weighted average basic and diluted shares plus the 1,161,166 new common shares to be issued to new investors under the terms of the merger agreement.

HISTORICAL FINANCIAL INFORMATION OF NORTHEAST BANCORP

Consolidated Balance Sheets

	March 31, 2010 (Unaudited)	June 30, 2009 (Audited)
Assets
Cash and due from banks	$4,967,724	$9,356,233
Interest-bearing deposits	4,085,487	3,666,409

Total cash and cash equivalents	9,053,211	13,022,642
Available-for-sale securities, at fair value	170,762,997	148,410,140
Loans held-for-sale	2,574,275	2,436,595
Loans receivable	386,540,978	393,650,762
Less allowance for loan losses	5,923,000	5,764,000

Net loans	380,617,978	387,886,762
Premises and equipment, net	8,415,622	8,744,170
Acquired assets, net	1,920,172	672,669
Accrued interest receivable	2,147,677	2,200,142
Federal Home Loan Bank stock, at cost	4,889,400	4,889,400
Federal Reserve Bank stock, at cost	596,750	596,750
Goodwill	4,490,500	4,490,500
Intangible assets, net of accumulated amortization of $3,092,905 at March 31, 2010 and $2,390,087 at June 30, 2009	7,463,003	8,311,477
Bank owned life insurance	13,159,518	12,783,525
Other assets	5,879,193	3,703,358

Total assets	$611,970,296	$598,148,130

Liabilities and Stockholders’ Equity
Liabilities:
Deposits
Demand	$31,959,015	$32,228,276
NOW	48,901,534	44,465,265
Money market	45,692,488	39,049,403
Regular savings	32,554,738	19,079,009
Brokered time deposits	4,880,125	10,906,378
Certificates of deposit	216,376,518	239,657,655

Total deposits	380,364,418	385,385,986
Federal Home Loan Bank advances	50,500,000	40,815,000
Structured repurchase agreements	65,000,000	65,000,000
Short-term borrowings	41,456,124	34,435,309
Junior subordinated debentures issued to affiliated trusts	16,496,000	16,496,000
Capital lease obligation	2,268,461	2,378,827
Other borrowings	2,629,660	3,263,817
Other liabilities	3,159,576	3,056,311

Total liabilities	561,874,239	550,831,250

Commitments and contingent liabilities
Stockholders’ equity
Preferred stock, $1.00 par value, 1,000,000 shares authorized; 4,227 shares issued and outstanding at March 31, 2010 and June 30, 2009; liquidation preference of $1,000 per share	4,227	4,227
Common stock, at stated value, 15,000,000 shares authorized; 2,322,332 and 2,321,332 shares issued and outstanding at March 31, 2010 and June 30, 2009, respectively	2,322,332	2,321,332
Warrants	133,468	133,468
Additional paid-in capital	6,739,723	6,708,997
Retained earnings	37,564,238	36,697,712
Accumulated other comprehensive income	3,332,069	1,451,144

Total stockholders’ equity	50,096,057	47,316,880

Total liabilities and stockholders’ equity	$611,970,296	$598,148,130

Consolidated Statements of Income

(Unaudited)

	Three Months Ended March 31,
	2010	2009
Interest and dividend income:
Interest on loans	$5,959,893	$6,292,794
Taxable interest on available-for-sale securities	1,733,568	1,882,848
Tax-exempt interest on available-for-sale securities	121,445	112,601
Dividends on available-for-sale securities	18,970	25,233
Dividends on Federal Home Loan Bank and Federal Reserve Bank stock	8,700	5,186
Other interest and dividend income	1,714	17,277

Total interest and dividend income	7,844,290	8,335,939

Interest expense:
Deposits	1,682,217	2,238,626
Federal Home Loan Bank advances	456,420	615,028
Structured repurchase agreements	692,250	758,378
Short-term borrowings	165,318	146,054
Junior subordinated debentures issued to affiliated trusts	181,755	234,817
FRB Borrower-in-Custody	—	18,493
Obligation under capital lease agreements	28,390	37,835
Other borrowings	42,732	55,761

Total interest expense	3,249,082	4,104,992

Net interest and dividend income before provision for loan losses	4,595,208	4,230,947
Provision for loan losses	640,598	618,536

Net interest and dividend income after provision for loan losses	3,954,610	3,612,411

Noninterest income:
Fees for other services to customers	350,378	236,970
Net securities losses	(63,141)	—
Gain on sales of loans	140,409	314,466
Investment commissions	467,021	246,835
Insurance commissions	1,741,269	1,524,130
BOLI income	124,982	122,277
Other income	304,196	260,185

Total noninterest income	3,065,114	2,704,863

Noninterest expense:
Salaries and employee benefits	3,468,652	3,256,094
Occupancy expense	556,738	511,048
Equipment expense	350,135	385,916
Intangible assets amortization	176,780	181,351
Other	1,719,444	1,508,697

Total noninterest expense	6,271,749	5,843,106

Income before income tax expense	747,975	474,168
Income tax expense	217,343	86,798

Net income	$530,632	$387,370

Net income available to common stockholders	$469,972	$326,751

Earnings per common share:
Basic	$0.20	$0.14
Diluted	$0.20	$0.14
Net interest margin (tax equivalent basis)	3.30%	3.02%
Net interest spread (tax equivalent basis)	3.03%	2.70%
Return on average assets (annualized)	0.35%	0.26%
Return on average equity (annualized)	4.32%	3.27%
Efficiency ratio	82%	85%

Consolidated Statements of Income

(Unaudited)

	Nine Months Ended March 31,
	2010	2009
Interest and dividend income:
Interest on loans	$18,029,292	$19,709,828
Interest on Federal Home Loan Bank overnight deposits	—	244
Taxable interest on available-for-sale securities	5,171,133	5,336,306
Tax-exempt interest on available-for-sale securities	356,340	339,727
Dividends on available-for-sale securities	46,157	60,481
Dividends on Federal Home Loan Bank and Federal Reserve Bank stock	26,602	87,135
Other interest and dividend income	9,697	49,881

Total interest and dividend income	23,639,221	25,583,602

Interest expense:
Deposits	5,507,301	7,152,320
Federal Home Loan Bank advances	1,336,161	2,043,974
Structured repurchase agreements	2,171,638	2,180,149
Short-term borrowings	485,923	587,485
Junior subordinated debentures issued to affiliated trusts	587,146	745,732
FRB Borrower-in-Custody	—	80,485
Obligation under capital lease agreements	87,830	117,295
Other borrowings	156,096	177,364

Total interest expense	10,332,095	13,084,804

Net interest and dividend income before provision for loan losses	13,307,126	12,498,798
Provision for loan losses	1,723,142	1,642,821

Net interest and dividend income after provision for loan losses	11,583,984	10,855,977

Noninterest income:
Fees for other services to customers	1,116,441	826,283
Net securities losses	(20,462)	(82,067)
Gain on sales of loans	707,943	428,580
Investment commissions	1,454,793	1,275,165
Insurance commissions	4,705,042	4,472,344
BOLI income	375,993	367,934
Other income	734,099	619,777

Total noninterest income	9,073,849	7,908,016

Noninterest expense:
Salaries and employee benefits	10,392,407	10,190,848
Occupancy expense	1,449,503	1,402,885
Equipment expense	1,116,165	1,218,827
Intangible assets amortization	549,015	564,621
Other	4,932,693	4,587,666

Total noninterest expense	18,439,783	17,964,847

Income before income tax expense	2,218,050	799,146
Income tax expense	542,436	49,086

Net income	$1,675,614	$750,060

Net income available to common stockholders	$1,493,376	$676,374

Earnings per common share:
Basic	$0.64	$0.29
Diluted	$0.64	$0.29
Net interest margin (tax equivalent basis)	3.15%	2.97%
Net interest spread (tax equivalent basis)	2.94%	2.74%
Return on average assets (annualized)	0.37%	0.16%
Return on average equity (annualized)	4.54%	2.30%
Efficiency ratio	82%	88%

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$1,675,614	$750,060
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,723,142	1,642,821
Change in net deferred costs	567,200	459,171
Provision made for deferred compensation	145,575	123,797
Write-down of available-for-sale securities	103,203	318,244
Write-down of non-marketable securities	99,041	5,025
BOLI income, net	(375,993)	(367,934)
Depreciation of premises and equipment	812,727	718,831
Amortization of intangible assets	549,015	564,621
Net loss on sale of available-for-sale securities	20,462	82,067
Net loss on disposals, writedowns and sale of fixed assets	116,712	—
Net gain on sale of business	(234,907)	—
Net change in loans held-for-sale	(137,680)	151,765
Stock grant	—	1,728
Net accreation of securities	(22,733)	(111,775)
Change in other assets and liabilities:
Interest receivable	52,465	(6,370)
Prepayment FDIC Assessment	(2,340,175)	—
Other assets and liabilities	546,126	(259,462)

Net cash provided by operating activities	3,299,794	4,072,589

Cash flows from investing activities:
Federal Reserve Bank stock purchased	—	(125,250)
Proceeds from the sales of available-for-sale securities	1,312,142	2,750,973
Purchases of available-for-sale securities	(59,188,505)	(43,548,924)
Proceeds from maturities and principal payments on available-for-sale securities	38,462,243	15,744,020
Loan originations and principal collections, net	2,988,876	7,013,731
Investment in low income tax credit	(1,031,555)	—
Purchases of premises and equipment	(644,808)	(1,042,319)
Proceeds from sales of premises and equipment	43,100	—
Proceeds from sales of acquired assets	417,554	505,613
Proceeds from sale of business	534,366	—

Net cash used by investing activities	(17,106,587)	(18,702,156)

Cash flows from financing activities:
Net (decrease) increase in deposits	(5,021,568)	6,277,016
Advances from the Federal Home Loan Bank	12,500,000	5,000,000
Repayment of advances from the Federal Home Loan Bank	(2,000,000)	(25,000,000)
Net repayments on Federal Home Loan Bank overnight advances	(815,000)	(20,250,000)
Structured Repurchase	—	25,000,000
FRB borrower-in-custody	—	15,000,000
Net increase in short-term borrowings	7,020,815	445,272
Dividends paid	(785,362)	(662,238)
Net proceeds from Capital Purchase Program	—	4,200,994
Issuance of common stock	8,000	50,500
Purchase of interest rate caps	(325,000)	—
Repayment on debt from insurance agencies acquisitions	(634,157)	(595,453)
Repayment on capital lease obligation	(110,366)	(110,061)

Net cash provided by financing activities	9,837,362	9,356,030

Net decrease in cash and cash equivalents	(3,969,431)	(5,273,537)
Cash and cash equivalents, beginning of year	13,022,642	12,543,981

Cash and cash equivalents, end of year	$9,053,211	$7,270,444

	—	—
Supplemental schedule of cash flow information:
Interest paid	$10,550,347	$13,194,749
Income taxes paid	$340,000	$195,000
Supplemental schedule of noncash investing and financing activities:
Transfer from loans to acquired assets	$2,034,136	$798,446
Due to broker	—	4,934,931
Transfer from acquired assets to loans	44,570	7,820
Change in valuation allowance for unrealized gains on available-for-sale securities, net of tax	1,880,925	3,699,642
Net change in deferred taxes for unrealized (gains) on available-for-sale securities	(1,033,487)	(1,905,877)

Notes to Consolidated Financial Statements

March 31, 2010

(Unaudited)

1. Basis of Presentation

The accompanying unaudited condensed and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form S-4 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the accompanying consolidated financial statements contain all adjustments (consisting principally of normal recurring accruals) considered necessary for a fair presentation of Northeast’s financial position at March 31, 2010, the results of operations for the three and nine month periods ended March 31, 2010 and 2009, the changes in stockholders’ equity for the nine month periods ended March 31, 2010 and 2009, and the cash flows for the nine month periods ended March 31, 2010 and 2009. Operating results for the nine month period ended March 31, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2010. For further information, refer to the audited consolidated financial statements and notes thereto for the fiscal year ended June 30, 2009 included in this proxy statement/prospectus.

2. Junior Subordinated Debentures Issued to Affiliated Trust

NBN Capital Trust II and NBN Capital Trust III were created in December 2003. NBN Capital Trust IV was created in December 2004. Each such trust is a Delaware statutory trust (together, the “Private Trusts”). The exclusive purpose of the Private Trusts was (i) issuing and selling Common Securities and Preferred Securities in a private placement offering, (ii) using the proceeds of the sale of the Private Trust Securities to acquire Junior Subordinated Deferrable Interest Notes (“Junior Subordinated Debentures”); and (iii) engaging only in those other activities necessary, convenient or incidental thereto. Accordingly, the Junior Subordinated Debentures are the sole assets of each of the Private Trusts.

The following table summarizes the junior subordinated debentures issued by Northeast to each affiliated trust and the trust preferred and common securities issued by each affiliated trust at March 31, 2010. Amounts include the junior subordinated debentures acquired by the affiliated trusts from Northeast with the capital contributed by Northeast in exchange for the common securities of such trust. The trust preferred securities (the “Preferred Securities”) were sold in two separate private placement offerings. Northeast has the right to redeem the junior subordinated debentures, in whole or in part, on or after March 30, 2009, for NBN Capital Trust II and III, and on or after February 23, 2010, for NBN Capital Trust IV, at the redemption price specified in the Indenture plus accrued but unpaid interest to the redemption date.

Affiliated Trusts	Trust Preferred Securities	Common Securities	Junior Subordinated Debentures	Interest Rate	Maturity Date
NBN Capital Trust II	$3,000,000	$93,000	$3,093,000	3.09%	March 30, 2034
NBN Capital Trust III	3,000,000	93,000	3,093,000	3.09%	March 30, 2034
NBN Capital Trust IV	10,000,000	310,000	10,310,000	4.69%	February 23, 2035

Total	$16,000,000	$496,000	$16,496,000	4.09%

NBN Capital Trust II and III pay a variable rate based on three month LIBOR plus 2.80%, and NBN Capital Trust IV pays a variable rate based on three month LIBOR plus 1.89%. Accordingly, the Preferred Securities of the Private Trusts currently pay quarterly distributions at an annual rate of 3.09% for the stated liquidation amount of $1,000 per Preferred Security for NBN Capital Trust II and III and an annual rate of 2.14% for the stated liquidation amount of $1,000 per Preferred Security for NBN Capital Trust IV. Northeast has fully and unconditionally guaranteed all of the obligations of each of the Private Trusts. The guaranty covers the quarterly

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

distributions and payments on liquidation or redemption of the Private Trust Preferred Securities, but only to the extent of funds held by the Private Trusts. Based on the current rates, the annual interest expense on the Preferred Securities is approximately $675,000.

The junior subordinated debentures each have variable rates indexed to three-month LIBOR. During the nine months ended March 31, 2010, Northeast purchased two interest rate caps and an interest rate swap to hedge the interest rate risk on notional amounts of $6 million and $10 million, respectively, of Northeast’s junior subordinated debt. Each was a cash flow hedge to manage the risk to net interest income in a period of rising rates.

The interest rate caps hedge the junior subordinated debt resulting from the issuance of trust preferred securities by Northeast’s affiliates NBN Capital Trust II and NBN Capital Trust III. The notional amount of $3 million for each interest rate cap represents the outstanding junior subordinated debt from each trust. The strike rate is 2.505%. Northeast will recognize higher interest expense on the junior subordinated debt for the first 200 basis points increase in three-month LIBOR. Once three-month LIBOR rate exceeds 2.505% on a quarterly reset date, there will be a payment by the counterparty to Northeast at the following quarter end. The effective date of the purchased interest rate caps was September 30, 2009 and matures in five years.

The interest rate swap hedges the junior subordinated debt resulting from the insurance of trust preferred stock by Northeast’s affiliate NBN Capital Trust IV. The notional amount of $10 million represents the outstanding junior subordinated debt from this trust. Under the terms of the interest rate swap, Northeast pays a fixed rate of 4.69% quarterly for a period of five years from the effective date of February 23, 2010. Northeast receives quarterly interest payments of three month LIBOR plus 1.89% over the same term.

See Note 13 for additional information on derivatives.

3. Loans

The following is a summary of the composition of loans at:

	March 31, 2010	June 30, 2009
Residential real estate	$150,877,079	$138,789,985
Commercial real estate	125,997,365	120,889,910
Construction	4,737,740	6,383,948
Commercial	28,719,502	29,137,318
Consumer & Other	74,791,858	96,464,967

Total	385,123,544	391,666,128
Net Deferred Costs	1,417,434	1,984,634

Total Loans	$386,540,978	$393,650,762

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

4. Allowance for Loan Losses

The following is an analysis of transactions in the allowance for loan losses:

	Nine months Ended March 31,
	2010	2009
Balance at beginning of period	$5,764,000	$5,656,000
Add provision charged to operations	1,723,142	1,642,821
Recoveries on loans previously charged off	135,396	160,644

	7,622,538	7,459,465
Less loans charged off	1,699,538	1,781,465

Balance at end of period	$5,923,000	$5,678,000

5. Securities

Securities available-for-sale at amortized cost and approximate fair values and maturities at March 31, 2010 and June 30, 2009 are summarized below:

	March 31, 2010		June 30, 2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities issued by U. S. Government-sponsored enterprises	$6,082,972	$6,088,407	$8,995,182	$9,029,001
Mortgage-backed securities	136,795,309	142,230,346	121,724,975	124,904,616
Municipal bonds	12,221,811	12,383,313	11,762,533	11,529,915
Collateralized Mortgage Obligation	7,771,507	7,672,656	—	—
Corporate bonds	991,704	1,042,820	1,484,571	1,491,918
Trust preferred securities	584,311	470,222	677,105	411,612
Equity securities	1,077,009	875,233	1,567,069	1,043,078

	$165,524,623	$170,762,997	$146,211,435	$148,410,140

The gross unrealized gains and unrealized losses on available-for-sale securities are as follows:

	March 31, 2010		June 30, 2009
	Gross Unrealized Gains	Gross Unrealized Losses	Gross Unrealized Gains	Gross Unrealized Losses
Debt securities issued by U. S. Government-sponsored enterprises	$5,435	$—	$78,443	$44,624
Mortgage-backed securities	5,494,944	59,907	3,576,997	397,356
Municipal bonds	211,363	49,861	46,083	278,701
Corporate bonds	51,116	—	18,615	11,268
Collateralized Mortgage Obligation	—	98,851	—	—
Trust preferred securities	393	114,482	—	265,493
Equity securities	17,555	219,331	26,344	550,335

	$5,780,806	$542,432	$3,746,482	$1,547,777

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

The following summarizes Northeast’s gross unrealized losses and fair values aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and June 30, 2009:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2010:
Mortgage-backed securities	$14,324,784	59,907	—	—	14,324,784	59,907
Municipal bonds	1,656,746	16,472	570,123	33,389	2,226,869	49,861
Collateralized Mortgage Obligation	7,672,656	98,851	—	—	7,672,656	98,851
Equity securities	42,157	25,419	557,867	193,912	600,024	219,331
Trust preferred securities	21,623	73	366,531	114,409	388,154	114,482

	$23,717,966	200,722	1,494,521	341,710	25,212,487	542,432

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2009:
U.S. Government-sponsored enterprises	$948,022	44,624	—	—	948,022	44,624
Mortgage-backed securities	19,948,839	393,117	224,084	4,239	20,172,923	397,356
Municipal bonds	6,278,545	200,516	829,002	78,185	7,107,547	278,701
Corporate bonds	—	—	488,731	11,268	488,731	11,268
Equity securities	210,607	77,388	675,083	472,947	885,690	550,335
Trust preferred securities	—	—	411,612	265,493	411,612	265,493

	$27,386,013	715,645	2,628,512	832,132	30,014,525	1,547,777

Management of Northeast, in addition to considering current trends and economic conditions that may affect the quality of individual securities within Northeast’s investment portfolio, also considers Northeast’s ability and intent to hold such securities to maturity or recovery of cost. Management does not believe any of Northeast’s available-for-sale securities are other-than-temporarily impaired at March 31, 2010, except as discussed below.

Based on management’s assessment of available-for-sale securities, there has been an other-than-temporary decline in market value of certain trust preferred and equity securities. During the nine months ended March 31, 2010 and 2009, write-downs of available-for-sale securities were $103,203 and $318,244, respectively, and are included in other noninterest expense in the consolidated statements of income.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. The investment securities portfolio is generally evaluated for other-than-temporary impairment under ASC 320-10, “Investments — Debt and Equity Securities.”

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

The following table summarizes other-than-temporary impairment losses on securities for the nine months ended March 31, 2010:

	Equity Securities	Trust Preferred Securities	Total
Total other-than-temporary impairment losses	$103,203	—	103,203
Less: unrealized other-than-temporary losses recognized in other comprehensive loss (1)	—	—	—

Net impairment losses recognized in earnings (2)	$103,203	—	103,203

(1)	Represents the noncredit component of the other-than-temporary impairment on the securities.
(2)	Represents the credit component of the other-than-temporary impairment on securities

The amortized cost and fair values of available-for-sale debt securities at March 31, 2010 and June 30, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2010		June 30, 2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$991,704	$1,042,820	$500,000	$488,731
Due after one year through five years	2,500,000	2,500,000	8,987,106	9,084,165
Due after five years through ten years	3,295,000	3,321,293	—	—
Due after ten years	20,865,601	20,793,305	13,432,285	12,889,550
Mortgage-backed securities (including securities with interest rates ranging from 4.0% to 6.4% maturing February 2013 to September 2038)	136,795,309	142,230,346	121,724,975	124,904,616

	$164,447,614	$169,887,764	$144,644,366	$147,367,062

6. Advances from the Federal Home Loan Bank

A summary of borrowings from the Federal Home Loan Bank is as follows:

March 31, 2010
Principal Amounts	Interest Rates	Maturity Dates For Periods Ending March 31,
$ 8,000,000	3.99% - 4.99%	2012
10,000,000	2.55 - 2.59	2013
5,000,000	3.99	2014
12,500,000	2.91 - 3.08	2015
10,000,000	4.26	2017
5,000,000	4.29	2018

$50,500,000

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

June 30, 2009
Principal Amounts	Interest Rates	Maturity Dates For Periods Ending June 30,
$ 2,815,000	0.28% - 4.31%	2010
3,000,000	4.99	2011
5,000,000	3.99	2012
15,000,000	2.55 - 3.99	2013
10,000,000	4.26	2017
5,000,000	4.29	2018

$40,815,000

The Federal Home Loan Bank has the option to call $33,000,000 of the outstanding advances at March 31, 2010. The options are continuously callable quarterly until maturity.

7. Structured Repurchase Agreements

The total outstanding structured repurchase agreements balance at March 31, 2010 was $65,000,000.

March 31, 2010
Amount	Interest Rate	Imbedded Cap/Floor	Amount of Cap/Floor	Strike Rate	Maturity
$20,000,000	4.68%	Purchased Caps	$40,000,000	Expired	August 28, 2012
$10,000,000	3.98%	Sold Floors	$20,000,000	Expired	August 28, 2012
$10,000,000	4.18%	Purchased Caps	$10,000,000	4.88%	December 13, 2012
$10,000,000	4.30%	Purchased Caps	$10,000,000	3.79%	July 3, 2013
$10,000,000	4.44%	Purchased Caps	$10,000,000	3.81%	September 23, 2015
$ 5,000,000	2.86%	None			March 25, 2014

$65,000,000

June 30, 2009
Amount	Interest Rate	Imbedded Cap/Floor	Amount of Cap/Floor	Strike Rate	Maturity
$20,000,000	4.68%	Purchased Caps	$40,000,000	5.50%	August 28, 2012
$10,000,000	3.98%	Sold Floors	$20,000,000	4.86%	August 28, 2012
$10,000,000	4.18%	Purchased Caps	$10,000,000	4.88%	December 13, 2012
$10,000,000	4.30%	Purchased Caps	$10,000,000	3.79%	July 3, 2013
$10,000,000	4.44%	Purchased Caps	$10,000,000	3.81%	September 23, 2015
$ 5,000,000	2.86%	None			March 25, 2014

$65,000,000

For leveraging strategies implemented in fiscal 2009, Northeast pledged mortgage-backed securities of $28,217,084, at inception, as collateral for $25,000,000 borrowed in three transactions. The transactions maturing July 2013 and September 2015 of $10,000,000 each had imbedded interest rate caps as summarized in the table above. The interest rate caps reduced Northeast’s balance sheet risk to rising interest rates. They cannot be called by the issuer for three years ending July 3, 2011 and for four years ending September 23, 2012, respectively. Each agreement can be called quarterly thereafter. The transaction in March 2009, which did not have imbedded

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

interest rate caps or floors, allowed Northeast to extend its funding at a favorable interest rate. The issuer has no call option unless Northeast no longer maintains regulatory “well-capitalized status” or is subject to a regulatory cease and desist order. Interest is paid quarterly. The interest rates are fixed for the term of the three agreements.

Northeast is subject to margin calls on each transaction to maintain the necessary collateral in the form of cash or other mortgage-backed securities during the borrowing term.

Payments would be received on the interest rate caps when three-month LIBOR exceeded the strike rate on the quarterly reset date. The amount of the payment would be equal to the difference between the strike rate and three-month LIBOR multiplied by the notional amount of the cap to be made 90 days after the reset date. The purchased interest rate caps expire at the end of the non-call periods noted above.

The collateral pledged was FNMA, FHLMC and GNMA issued mortgage-backed securities with a fair value of $74,837,808 as of March 31, 2010.

8. Stock-Based Compensation

Northeast has stock-based employee compensation plans, which are described more fully in Note 1 of the June 30, 2009 audited consolidated financial statements. In accordance with ASC 718-10-25, “Compensation-Stock Compensation-Overall-Recognition,” Northeast recognizes expense for new options awarded and to awards modified, repurchased or canceled. Since there were no new options granted (or modifications of existing options) during the nine months ended March 31, 2010, no expense was recognized.

9. Capital Lease

Northeast Bank Insurance Group, Inc. exercised its option to purchase the building occupied by the Spence & Matthews Insurance Agency located at 4 Sullivan Square, Berwick, Maine. The transaction was closed in June 2009. The previously recognized capital lease was terminated and resulted in a loss from the extinguishment of the capital lease obligation, which was capitalized as part of the cost of the building. The Spence & Matthews Insurance Agency occupies the entire building. In fiscal 2006, Northeast recognized a capital lease obligation for its new headquarters known as the Southern Gateway building located at 500 Canal Street in Lewiston, Maine. The present value of the lease payments over fifteen years ($264,262 per year for each of the initial ten years of the lease term and $305,987 per year for each of the last five years) exceeded 90% of the fair value of the Southern Gateway building. Northeast Bank’s commercial lending and underwriting, consumer loan underwriting, loan servicing, deposit operations, accounting, human resources, risk management, and executive administration departments occupy the approximately 27,000 square feet of space in its headquarters building.

The future minimum lease payments over the remaining term of the lease and the outstanding capital lease obligations at March 31, 2010 are as follows:

2011	$264,262
2012	264,262
2013	264,262
2014	264,262
2015	264,262
2016 and thereafter	1,619,335

Total minimum lease payments	2,940,645
Less imputed interest	672,184

Capital lease obligation	$2,268,461

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

10. Other Expenses

Other expenses include the following for the three and nine months ended March 31, 2010 and 2009:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Professional fees	$368,583	$190,196	$954,000	$589,300
FDIC insurance	158,968	150,000	478,766	299,176
Advertising expense	141,251	112,272	397,467	410,369
Computer services and processing costs	227,982	210,095	669,680	591,689
Loan expense	193,138	245,135	511,058	583,499
Telephone expense	71,918	86,274	257,088	267,976
Write-down of available-for-sale securities	—	23,978	103,203	318,244
Write-down of non-marketable securities	38,113	1,675	99,041	5,025
Other	519,491	489,072	1,462,390	1,522,388

	$1,719,444	$1,508,697	$4,932,693	$4,587,666

11. Insurance Agency Acquisitions

Northeast Bank Insurance Group, Inc. acquired one insurance agency in fiscal 2009, three insurance agencies in fiscal 2008 and four insurance agencies in fiscal 2007. Each acquisition was as a purchase of assets for cash and a note, with the exception of the Palmer Insurance Agency, which was the purchase of stock for cash and a note, and the Goodrich Insurance Associates, which was a purchase of assets for cash. Each agency, operates at the location being used at the time of the acquisition except: Goodrich, which was relocated to the agency office in Berwick, Maine; Hartford, which was relocated to the agency office in Auburn, Maine; and Russell, which was relocated to the agency office in Anson, Maine. Spence & Matthews has an office in Rochester, New Hampshire.

All acquisitions were accounted for using the purchase method and resulted in increases in goodwill and customer list and non-compete intangibles on the consolidated balance sheet. All purchase and sale agreements, except the agreements relating to the Russell Insurance Agency and Hartford Insurance Agency, call for a reduction in the purchase price should the stipulated minimum commission revenue levels not be attained over periods of one to three years from the purchase date. During the year ended June 30, 2008, other borrowings and goodwill related to the Southern Maine acquisition were reduced by $98,332 in accordance with this stipulation. The customer list intangibles and estimated useful lives are based on estimates from a third-party appraiser. The useful lives of these intangibles range from eleven to twenty-four years. Non-compete intangible useful lives are amortized over a range of ten to fifteen years.

The debt incurred is payable to the seller of each agency. Each note bears an interest rate of 6.50% over terms as follows: the Palmer debt is payable over a term of seven years; the Sturtevant debt is payable over a term of three years; the Southern Maine debt is payable over a term of four years; and the Russell debt is payable over a term of two years. Hartford, Spence & Matthews, and Hyler are payable over a term of seven years. Hartford, Spence & Matthews, and Hyler have debt of $100,000, $800,000, and $200,000, respectively, which bears no interest and has been recorded at its present value assuming a discount rate of 6.50%. Northeast Bank guaranteed the debt repayment to each seller.

Northeast Bank Insurance Group, Inc. leases the office locations for Sturtevant, Southern Maine, Hyler, Goodrich, and Spence & Mathews in Rochester, New Hampshire, which are operating leases. Northeast Bank acquired Palmer’s agency building and land in January 2007.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

The results of operations of all agencies have been included in the consolidated financial statements since their acquisition date. There is no pro-forma disclosure included because the agencies individually and in aggregate were not considered significant acquisitions.

	Acquisition
	2009	2008	2007
Purchase price
Cash paid	$715,000	3,701,250	2,450,000
Debt incurred	—	2,823,936	2,317,000
Acquisition costs	2,710	36,354	21,002

Total	$717,710	6,561,540	4,788,002

Allocation of purchase price:
Goodwill	$100,160	1,545,110	2,472,906
Customer list intangible	480,000	3,905,000	1,970,000
Non-compete intangible	135,000	1,100,000	535,000
Fixed and other assets	2,550	11,430	14,096
Deferred income taxes	—	—	(204,000)

Total	$717,710	6,561,540	4,788,002

$2,902,501 of the total goodwill acquired is expected to be deductible for tax purposes.

Northeast Bank Insurance Group, Inc. acquired Solon-Anson Insurance Agency, Inc. on September 29, 2004. This acquisition was accounted for using the purchase method and resulted in a customer list intangible asset of $2,081,500, which is being amortized over twelve years.

The customer list of the Mexico, Maine insurance agency office was sold to U.I.G. Inc. on December 31, 2009. The customer list and certain fixed assets of the Rangeley, Maine insurance agency office were sold to Morton & Furbish Insurance Agency on January 31, 2010. Since these offices were part of the Solon-Anson Insurance Agency, Inc. acquired on September 29, 2004, the customer list intangibles were allocated based upon the gross commission revenues for the Mexico and Rangeley offices as a percentage of the total commission revenue of the Solon-Anson Insurance Agency, Inc. The land and buildings in Mexico and Rangeley have been listed for sale by Northeast Bank Insurance Group, Inc. Impairment expense of $50,000 and $91,080 was recognized for the Mexico and Rangeley buildings, respectively, in order to adjust the carrying values to the expected sales price.

	Mexico	Rangeley
Sale Price	$269,575	279,791
Allocated customer intangible, net of amortization	153,803	145,656
Fixed assets, net of accumulated depreciation	—	4,229
Gain recognized	$115,772	129,906

12. Fair Value Measurements

In accordance with ASC 820, Northeast groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 — Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of Northeast’s financial assets and financial liabilities carried at fair value at March 31, 2010 and June 30, 2009.

Northeast’s exchange traded equity securities are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Northeast’s investment in municipal, corporate and agency bonds and mortgage-backed securities available-for-sale is generally classified within level 2 of the fair value hierarchy. For these securities, Northeast obtains fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions: valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to initial valuation, management only changes level 3 inputs and assumptions when evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows indicates that initial valuations need to be updated.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

The following summarizes assets measured at fair value for the period ending March 31, 2010 and June 30, 2009.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
March 31, 2010
Securities available-for-sale	$170,762,997	1,345,455	169,417,542	—
Other assets — purchased interest rate caps	218,889	—	—	218,889

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
June 30, 2009
Securities available-for-sale	$148,410,140	1,454,690	146,955,450	—

The following tables shows the changes in the fair values of purchased interest rate caps measured on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended March 31, 2010.

2010
Beginning balance	$—
Transferred in	218,889

Ending balance at March 31	$218,889

Northeast’s impaired loans and acquired assets are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using level 2 input based upon appraisals of similar properties obtained from a third party. For Level 3, input collateral values are based on management’s estimates pending appraisals from third party valuation services or imminent sale of collateral.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
March 31, 2010
Impaired Loans	$1,014,061	—	—	1,014,061
Acquired assets	1,920,172	—	1,325,230	594,942

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
June 30, 2009
Impaired Loans	$1,708,330	—	512,645	1,195,685
Acquired assets	672,669	—	—	672,669

The following tables shows the changes in the fair values of impaired loans measured on a nonrecurring basis using significant unobservable inputs (Level 3) for the nine months ended March 31, 2010 and 2009.

	2010	2009
Beginning balance	$1,195,685	$971,405
Loans transferred in	1,255,213	2,210,086
Loans transferred out	1,436,837	1,703,778

Ending balance at March 31	$1,014,061	$1,477,713

The following tables show the changes in the fair values of acquired assets measured on a nonrecurring basis using significant unobservable inputs (Level 3) for the nine months ended March 31, 2010 and 2009.

	2010	2009
Beginning balance	$672,669	$678,349
Loans transferred in	582,211	647,208
Loans transferred out	659,938	539,276

Ending balance at March 31	$594,942	$786,281

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
March 31, 2010
Derivative financial instruments	$83,672	—	—	$83,672

The following table shows the changes in the fair values of derivative financial instruments measured on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended March 31, 2010.

2010
Beginning balance	$—
Transferred in	83,672

Ending balance at March 31	$83,672

Northeast’s derivative financial instruments are generally classified within level 3 of the fair value hierarchy. For these financial instruments, Northeast obtains fair value measurements from independent pricing services. The fair value measurement utilize a discounted cash flow model that incorporates and considers observable data, that may include publicly available third party market quotes, in developing the curve utilized for discounting future cash flows.

13. Fair Value of Financial Instruments

The estimated fair value amounts set forth below have been determined by Northeast using available market information and the accounting standards and methodologies prescribed by ASC 825 (FAS 107) and not the accounting standards and methodologies prescribed by ACS 820 (FAS 157). The interpretation of market data to develop the estimates of fair value involves considerable judgment, and, as such, the estimates presented herein are not necessarily indicative of the amounts Northeast could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The methods and assumptions applied and the resulting fair value estimates are set forth below for Northeast’s significant financial instruments.

Cash and Cash Equivalents — The fair value of cash, due from banks, interest bearing deposits and FHLB overnight deposits approximates their relative book values, as these financial instruments have short maturities.

Available-for-sale Securities — The fair value of available-for-sale securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Federal Home Loan Bank and Federal Reserve Bank Stock — The carrying value of Federal Home Loan Bank (“FHLB”) stock and Federal Reserve Bank (“FRB”) stock approximates fair value based on redemption provisions of the FHLB and the FRB.

Loans and Loans held-for-sale — Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

the loan. The estimates of maturity are based on Northeast’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic conditions, lending conditions and the effects of estimated prepayments.

Fair value for significant nonperforming loans is based on estimated cash flows and is discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are developed using available market information and historical information.

Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale.

The fair value of loans held-for-sale is estimated based on bid quotations received from loan dealers.

Interest Receivable — The fair value of this financial instrument approximates the book value as this financial instrument has a short maturity. It is Northeast’s policy to stop accruing interest on loans past due by more than ninety days. Therefore this financial instrument has been adjusted for estimated credit loss.

Derivative financial instruments: Fair value for interest rate swap agreements are based upon the amounts required to settle the contracts.

Deposits — The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, negotiable order of withdrawal, or NOW, accounts and money market accounts, is equal to the amount payable on demand. The fair values of time deposits are based on the discounted value of contractual cash flows.

The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered, the fair value of Northeast’s net assets could increase.

Borrowings — The fair value of Northeast’s borrowings with the Federal Home Loan Bank is estimated by discounting the cash flows through maturity or the next repricing date based on current rates available to Northeast for borrowings with similar maturities. The fair value of Northeast’s short-term borrowings, capital lease obligations, structured repurchase agreements and other borrowings is estimated by discounting the cash flows through maturity based on current rates available to Northeast for borrowings with similar maturities.

Junior Subordinated Debentures — The fair value of Northeast’s Junior Subordinated Debentures is estimated based on current interest rates.

Due-to-Broker — The fair value of due-to-broker approximates carrying value due to their short term nature.

Commitments to Originate Loans — Northeast has not estimated the fair value of commitments to originate loans due to their short term nature and their relative immateriality.

Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time Northeast’s entire holdings of a particular financial instrument. Because no

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

market exists for a significant portion of Northeast’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax asset, premises and equipment and intangible assets, including the customer base. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The following table presents the estimated fair value of Northeast’s significant financial instruments at March 31, 2010 and June 30, 2009:

	March 31, 2010		June 30, 2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in Thousands)
Financial assets:
Cash and cash equivalents	$9,053	9,053	$13,023	13,023
Available-for-sale securities	170,763	170,763	148,410	148,410
Regulatory stock (FHLB and FRB)	5,486	5,486	5,486	5,486
Loans held-for-sale	2,574	2,581	2,437	2,444
Loans, net	380,618	388,611	387,887	396,113
Accrued interest receivable	2,148	2,148	2,200	2,200
Other assets — purchased interest rate caps	325	219	—	—

Financial liabilities:
Deposits (with no stated maturity)	159,107	159,107	134,822	134,822
Time deposits	221,257	224,421	250,564	254,134
Federal Home Loan Bank advances	50,500	53,207	40,815	43,151
Structured repurchase agreements	65,000	70,121	65,000	70,121
Other borrowings	2,630	2,630	3,264	3,264
Short-term borrowings	41,456	41,456	34,435	34,435
Capital lease obligation	2,268	2,399	2,379	2,517
Junior subordinated debentures issued to affiliated trusts	16,496	10,158	16,496	10,158
Other liabilities — interest rate swaps	84	84	—	—

14. Derivatives

Northeast has stand alone derivative financial instruments in the form of interest rate caps which derive their value from a fee paid adjusted to its fair value based on its index and strike rate, and a swap agreement which derives its value from underlying interest rate. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such differences, which represent the fair value of the derivative instruments, is reflected on Northeast’s balance sheet as derivative assets and derivative liabilities.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

Northeast is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. Northeast controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. Northeast deals only with primary dealers.

Derivative instruments are generally negotiated OTC contracts. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

Risk Management Policies — Hedging Instruments

Northeast evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net income volatility within an assumed range of interest rates.

Interest Rate Risk Management — Cash Flow Hedging Instruments

Northeast uses long-term variable rate debt as a source of funds for use in Northeast’s lending and investment activities and other general business purposes. These debt obligations expose Northeast to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases. Management believes it is prudent to limit the variability of a portion of its interest payments and, therefore, generally hedges a portion of its variable-rate interest payments. To meet this objective, management enters into interest rate caps whereby Northeast receives variable interest payments above a specified interest rate and swap agreements whereby Northeast receives variable interest rate payments and makes fixed interest rate payments during the contract period.

At March 31, 2010, the information pertaining to outstanding interest rate caps and swap agreements used to hedge variable rate debt is as follows:

	Interest Rate Caps	Interest Rate Swap
Notational Amount	$6,000,000	$10,000,000
Weighted average pay rate		4.69%
Weighted average receive rate		2.14%
Strike rate based on 3 month LIBOR	2.505%
Weighted average maturity in years	4.5	4.8
Unrealized losses	$106,111	$83,672

Northeast purchased two interest rate caps for $325,000 which expire September 30, 2014. The swap agreement provided for Northeast to receive payments at a variable rate determined by a specified index (three month LIBOR) in exchange for making payments at a fixed rate.

During the nine months ended March 31, 2010, no interest rate cap or swap agreements were terminated prior to maturity. At March 31, 2010, the unrealized loss relating to interest rate caps and swaps was recorded in derivative liabilities in accordance with ASC 815. Changes in the fair value of interest rate caps and swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. None of the other comprehensive income was reclassified into interest expense during the nine months ended March 31, 2010.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

Risk management results for the nine months ended March 31, 2010 related to the balance sheet hedging of long-term debt indicates that the hedges were 100% effective and that there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

As of March 31, 2010, none of the losses reported in other comprehensive income related to the interest swaps were expected to be reclassified into interest expense as a yield adjustment of the hedged borrowings during the three months ended June 30, 2010.

March 31, 2010	Asset Derivatives
Derivatives designated as hedging instruments under ASC 815:

	Balance Sheet Location	Fair Value
Interest Rate Contracts	Other Assets	$135,217

See Note 7, Structured Repurchase Agreements, for additional information on purchased interest rate caps.

Risk Management Policies — Hedging Instruments

Northeast evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net income volatility within an assumed range of interest rates.

15. Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an update to Accounting Standard Codification 105-10, “Generally Accepted Accounting Principles.” This standard establishes the FASB Accounting Standard Codification (“Codification” or “ASC”) as the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is a reorganization of existing U.S. GAAP and does not change existing U.S. GAAP. Northeast adopted this standard during the third quarter of 2009. The adoption had no impact on Northeast’s financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets,” and SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” These standards are effective for the first interim reporting period of 2010. SFAS No. 166 amends the guidance in ASC 860 to eliminate the concept of a qualifying special-purpose entity (“QSPE”) and changes some of the requirements for derecognizing financial assets. SFAS No. 167 amends the consolidation guidance in ASC 810-10. Specifically, the amendments will (a) eliminate the exemption for QSPEs from the new guidance, (b) shift the determination of which enterprise should consolidate a variable interest entity (“VIE”) to a current control approach, such that an entity that has both the power to make decisions and right to receive benefits or absorb losses that could potentially be significant, will consolidate a VIE, and (c) change when it is necessary to reassess who should consolidate a VIE. These standards did not have a significant impact on Northeast’s financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value,” which updates ASC 820-10, “Fair Value Measurements and Disclosures.” The updated guidance clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. This guidance is effective beginning January/July/October 1, 2009. The guidance did not change Northeast’s valuation techniques for measuring liabilities at fair value.

Notes to Consolidated Financial Statements — (Continued)

March 31, 2010

(Unaudited)

In June 2008, the FASB updated ASC 260-10, “Earnings Per Share.” The guidance concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities that should be included in the earnings allocation in computing earnings per share under the two-class method. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior period earnings per share data presented must be adjusted retrospectively. The adoption of this update, effective July 1, 2009, did not have a material impact on Northeast’s earnings per share.

In February 2008, the FASB updated ASC 860, “Transfers and Servicing.” This guidance clarifies how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance became effective July 1, 2009. The adoption of this guidance did not have a material effect on Northeast’s results of operations or financial position.

In December 2007, the FASB updated ASC 805, “Business Combinations.” The updated guidance will significantly change the accounting for business combinations. Under ASC 805, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after July 1, 2009. The adoption of this statement did not have a material impact on Northeast’s its financial condition and results of operations.

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives.” The ASU clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separate fair value accounting. The ASU allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. At transition, the Bank/Company/Corporation/Credit Union may elect to reclassify various debt securities (on an instrument-by-instrument basis) from held-to-maturity (HTM) or available-for-sale (AFS) to trading. The new rules are effective July 1, 2010. Northeast is currently analyzing the impact of the changes to determine the population of instruments that may be reclassified to trading upon adoption.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 of the fair value hierarchy and describing the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Northeast adopted ASU 2010-06 as of January 1, 2010. The required disclosures are included in Note 12. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in the Level 3 of the fair value measurement hierarchy will be required for fiscal years beginning after December 15, 2010.

Northeast did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the three months ended March 31, 2010.

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors

Northeast Bancorp

Lewiston, Maine

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Northeast Bancorp and Subsidiary as of June 30, 2009 and 2008 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Bancorp and Subsidiary as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/    Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

September 18, 2009

83 PINE STREET  —  WEST PEABODY, MASSACHUSETTS 01960-3635  —  TELEPHONE (978) 535-0206  —  FACSIMILE (978) 535-9908

smc@shatswell.com                         www.shatswell.com

Consolidated Balance Sheets

June 30, 2009 and 2008

	2009	2008
ASSETS
Cash and due from banks	$9,356,233	9,077,012
Interest-bearing deposits	3,666,409	3,466,969

Total cash and cash equivalents	13,022,642	12,543,981

Available-for-sale securities, at fair value	148,410,140	134,482,977
Loans held-for-sale	2,436,595	485,580
Loans receivable	393,650,762	409,193,969
Less allowance for loan losses	5,764,000	5,656,000

Net loans	387,886,762	403,537,969

Premises and equipment — net	8,744,170	8,683,569
Acquired assets — net	672,669	678,350
Accrued interest receivable	2,200,142	2,291,314
Federal Home Loan Bank stock, at cost	4,889,400	4,889,400
Federal Reserve Bank stock, at cost	596,750	471,500
Goodwill	4,490,500	4,390,340
Intangible assets, net of accumulated amortization of $2,390,087 in 2009 and $1,642,140 in 2008	8,311,477	8,444,424
Bank owned life insurance (BOLI)	12,783,525	12,292,216
Other assets	3,703,358	5,082,030

Total assets	$598,148,130	598,273,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits
Demand	$32,228,276	35,142,661
NOW	44,465,265	47,977,659
Money market	39,049,403	22,160,816
Regular savings	19,079,009	19,905,507
Brokered time deposits	10,906,378	12,596,615
Certificates of deposit under $100,000	144,711,063	147,252,982
Certificates of deposit $100,000 or more	94,946,592	78,337,531

Total deposits	385,385,986	363,373,771
Federal Home Loan Bank advances	40,815,000	90,575,000
Structured repurchase agreements	65,000,000	40,000,000
Short-term borrowings	34,435,309	32,840,837
Junior subordinated debentures issued to affiliated trusts	16,496,000	16,496,000
Capital lease obligation	2,378,827	2,891,022
Other borrowings	3,263,817	4,026,885
Due to broker	—	4,934,931
Other liabilities	3,056,311	2,861,892

Total liabilities	550,831,250	558,000,338

Commitments and contingent liabilities

Stockholders' equity
Preferred stock, $1.00 par value, 1,000,000 shares authorized; 4,227 shares issued and outstanding at June 30, 2009, liquidation preference of $1,000 per share	4,227	—
Common stock, at stated value, 15,000,000 shares authorized; 2,321,332 and 2,315,182 shares issued and outstanding at June 30, 2009 and 2008, respectively	2,321,332	2,315,182
Warrants	133,468	—
Additional paid-in capital	6,708,997	2,582,270
Retained earnings	36,697,712	36,679,932
Accumulated other comprehensive income (loss)	1,451,144	(1,304,072)

Total stockholders' equity	47,316,880	40,273,312

Total liabilities and stockholders' equity	$598,148,130	598,273,650

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Interest and dividend income:
Interest and fees on loans	$25,887,961	29,271,770	31,366,547
Taxable interest on available-for-sale securities	7,171,178	5,106,019	3,154,072
Tax-exempt interest on available-for-sale securities	454,047	448,378	442,311
Dividends on available-for-sale securities	92,530	151,481	140,954
Dividends on Federal Home Loan Bank and Federal Reserve Bank stock	97,972	306,668	368,463
Other interest and dividend income	61,983	77,346	57,203
Interest on Federal Home Loan Bank overnight deposits	244	36,012	152,805

Total interest and dividend income	33,765,915	35,397,674	35,682,355

Interest expense:
Deposits	9,368,203	13,089,876	13,490,173
Federal Home Loan Bank advances	2,470,607	3,747,221	3,819,550
Structured repurchase agreements	2,980,696	1,503,778	—
Short-term borrowings	718,095	1,244,442	1,504,936
Junior subordinated debentures issued to affiliated trusts	959,476	1,064,964	1,080,538
Federal Reserve borrower-in-custody	98,293	8,007	—
Obligation under capital lease agreements	152,688	149,453	136,726
Other borrowings	232,381	243,264	65,075

Total interest expense	16,980,439	21,051,005	20,096,998

Net interest and dividend income before provision for loan losses	16,785,476	14,346,669	15,585,357

Provision for loan losses	2,167,515	836,484	989,158

Net interest and dividend income after provision for loan losses	14,617,961	13,510,185	14,596,199

Noninterest income:
Fees and service charges on loans	45,337	35,484	40,333
Fees for other services to customers	1,103,681	1,094,043	1,042,648
Net securities gains	268,373	293,101	42,349
Gain on sales of loans	1,519,226	614,594	908,807
Investment commissions	1,588,656	2,222,935	2,385,118
Insurance commissions	5,864,743	5,364,280	2,330,435
BOLI income	491,309	457,198	388,613
Other	651,926	721,589	806,524

Total noninterest income	11,533,251	10,803,224	7,944,827

Noninterest expense:
Salaries and employee benefits	14,442,398	13,019,398	12,022,037
Occupancy expense	1,810,019	1,792,827	1,722,381
Equipment expense	1,603,519	1,587,297	1,531,276
Intangible assets amortization	747,947	610,657	314,584
Other (includes total writedowns of available-for-sale securities of $487,479, net of $59,270 recognized in other comprehensive income)	6,549,686	4,844,275	4,484,908

Total noninterest expense	25,153,569	21,854,454	20,075,186

Income before income taxes	997,643	2,458,955	2,465,840
Income tax expense	38,654	527,666	579,163

Net income	$958,989	1,931,289	1,886,677

Net income available to common stockholders	$824,602	1,931,289	1,886,677

Earnings per common share:
Basic	$0.36	0.82	0.77
Diluted	$0.36	0.82	0.76

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended June 30, 2009, 2008 and 2007

	Preferred Stock	Common Stock	Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at June 30, 2006	$—	2,447,132	—	4,675,258	34,596,204	(2,622,469)	39,096,125
Net income	—	—	—	—	1,886,677	—	1,886,677
Other comprehensive income net of tax:
Net unrealized gains on investments available-for-sale, net of reclassification adjustment	—	—	—	—	—	707,923	707,923

Total comprehensive income	—	—	—	—	—	—	2,594,600
Purchase of 3,800 shares of Company stock	—	(3,800)	—	(64,144)	—	—	(67,944)
Stock options exercised	—	500	—	6,050	—	—	6,550
Common stock issued in connection with the purchase of branch real estate	—	5,000	—	98,000	—	—	103,000
Dividends on common stock at $0.36 per share	—	—	—	—	(882,453)	—	(882,453)

Balance at June 30, 2007	—	2,448,832	—	4,715,164	35,600,428	(1,914,546)	40,849,878
Net income	—	—	—	—	1,931,289	—	1,931,289
Other comprehensive income net of tax:
Net unrealized gain on investments available-for-sale, net of reclassification adjustment	—	—	—	—	—	610,474	610,474

Total comprehensive income	—	—	—	—	—	—	2,541,763
Purchase of 137,800 shares of Company stock	—	(137,800)	—	(2,176,530)	—	—	(2,314,330)
Stock options exercised	—	4,000	—	41,125	—	—	45,125
Stock grant	—	150	—	2,511	—	—	2,661
Dividends on common stock at $0.36 per share	—	—	—	—	(851,785)	—	(851,785)

Balance at June 30, 2008	—	2,315,182	—	2,582,270	36,679,932	(1,304,072)	40,273,312
Net income	—	—	—	—	958,989	—	958,989
Other comprehensive income net of tax:
Net unrealized gain on investments available-for-sale, net of reclassification adjustment	—	—	—	—	—	2,755,216	2,755,216

Total comprehensive income	—	—	—	—	—	—	3,714,205
Net proceeds from Capital Purchase Program	4,227	—	133,468	4,063,299	—	—	4,200,994
Stock options exercised	—	6,000	—	44,500	—	—	50,500
Stock grant	—	150	—	1,578	—	—	1,728
Dividends on common stock at $0.36 per share	—	—	—	—	(834,036)	—	(834,036)
Dividends on preferred stock	—	—	—	—	(89,823)	—	(89,823)
Accretion of preferred stock	—	—	—	14,483	(14,483)	—	—
Amortization of issuance cost of preferred stock	—	—	—	2,867	(2,867)	—	—

Balance at June 30, 2009	$4,227	2,321,332	133,468	6,708,997	36,697,712	1,451,144	47,316,880

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:
Net income	$958,989	1,931,289	1,886,677
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,167,515	836,484	989,158
Provision for losses on acquired assets	—	—	6,384
Provision made for deferred compensation	165,776	132,111	276,539
Write-down of available-for-sale securities	428,209	147,247	50,442
Write-down of non-marketable securities	10,005	47,020	248,482
Deferred income tax expense (benefit)	(181,710)	218,579	(329,268)
BOLI income, net	(491,309)	(447,632)	(349,258)
Depreciation of premises and equipment	1,151,399	1,121,573	1,088,373
Amortization of intangible assets	747,947	610,657	314,584
Net gain on sales and calls of available-for-sale securities	(268,373)	(293,101)	(42,349)
Net gain on disposals, writedowns and sale of fixed assets	—	—	(73,962)
Gain on sale of deposits	—	—	—
Net change of loans held-for-sale	(1,951,015)	1,150,905	(955,342)
Stock grant	1,728	2,661	—
Net (accretion) amortization of securities	(171,835)	(29,611)	27,839
Change in other assets and liabilities:
Interest receivable	81,241	295,406	91,838
Other assets and liabilities	162,214	(904,194)	205,835

Net cash provided by operating activities	2,810,781	4,819,394	3,435,972

Cash flows from investing activities:
Federal Reserve Bank stock purchased	(125,250)	—	(12,000)
Federal Home Loan Bank stock purchased	—	(63,700)	—
Proceeds from redemption of Federal Home Loan Bank stock	—	—	672,600
Proceeds from the sales of available-for-sale securities	11,701,419	16,035,767	2,290,571
Purchases of available-for-sale securities	(55,451,827)	(78,435,328)	(14,720,181)
Proceeds from maturities and principal payments on available-for-sale securities	29,084,816	20,300,010	13,255,927
Loan originations and principal collections, net	12,677,708	14,742,983	9,053,094
Purchases of premises and equipment	(1,212,000)	(1,873,282)	(1,373,474)
Proceeds from sales of premises and equipment	—	—	246,610
Proceeds from sales of acquired assets	811,665	152,384	156,780
Purchase of BOLI	—	(2,000,000)	(600,000)
Cash paid in connection with acquisition of insurance agencies	(717,710)	(3,740,363)	(2,471,002)

Net cash (used) provided by investing activities	(3,231,179)	(34,881,529)	6,498,925

Consolidated Statements of Cash Flows — (Continued)

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from financing activities:
Net increase (decrease) in deposits	22,012,215	(1,180,006)	(30,739,600)
Advances from the Federal Home Loan Bank	5,000,000	22,000,000	43,000,000
Repayment of advances from the Federal Home Loan Bank	(30,000,000)	(39,056,698)	(36,831,900)
Net (repayments) advances on Federal Home Loan Bank overnight advances	(24,760,000)	14,615,000	10,960,000
Structured repurchase agreement proceeds	25,000,000	40,000,000	—
Net increase (decrease) in short-term borrowings	1,594,472	(264,540)	3,467,951
Net proceeds from Capital Purchase Program	4,200,994	—	—
Dividends paid	(923,859)	(851,785)	(882,453)
Company stock purchased	—	(2,314,330)	(67,944)
Issuance of common stock	50,500	45,125	6,550
Repayment on debt from insurance agencies acquisitions	(763,068)	(990,882)	(81,966)
Repayment on capital lease obligation	(512,195)	(137,489)	(127,535)

Net cash provided (used) by financing activities	899,059	31,864,395	(11,296,897)

Net increase (decrease) in cash and cash equivalents	478,661	1,802,260	(1,362,000)
Cash and cash equivalents, beginning of year	12,543,981	10,741,721	12,103,721

Cash and cash equivalents, end of year	$13,022,642	12,543,981	10,741,721

Supplemental schedule of cash flow information:
Interest paid	$17,109,563	20,900,773	20,120,234
Income taxes paid	372,976	540,000	819,500

Supplemental schedule of noncash investing and financing activities:
Transfer from loans to acquired assets and other real estate owned	$839,646	697,982	308,859
Transfers from acquired assets and other real estate owned to loans	33,662	—	—
Change in valuation allowance for unrealized gains on available-for-sale securities, net of tax	2,755,216	610,474	707,923
Net change in deferred taxes for unrealized (gains) on available-for-sale securities	(1,419,356)	(314,486)	(364,689)
Capital lease asset and related obligation	—	375,000	—
Stock issued in branch purchase	—	—	103,000
Other borrowings and goodwill reductions related to acquisition	—	98,332	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended June 30, 2009, 2008 and 2007

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Northeast and its subsidiary, the Bank, together referred to as Northeast in this discussion, conform to accounting principles generally accepted in the United States of America and general practice within the banking industry.

Business

Northeast is a Maine corporation and a bank holding company registered with the Federal Reserve Bank of Boston, or Federal Reserve, under the Bank Holding Company Act of 1956. Northeast provides a full range of banking services to individual and corporate customers throughout south-central and western Maine through its wholly-owned subsidiary, the Bank, a Maine state-chartered universal bank and a member of the Federal Reserve Bank of Boston. As a result, the Bank is subject to the joint regulatory oversight by the Federal Reserve and the State of Maine Bureau of Financial Institutions. The Bank is also subject to the regulations of the Federal Deposit Insurance Corporation (“FDIC”). The Bank faces competition from banks and other financial institutions.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Northeast, and its wholly-owned subsidiary, the Bank (including the Bank’s wholly-owned subsidiary, Northeast Bank Insurance Group, Inc., or NBIG). All significant intercompany transactions and balances have been eliminated in consolidation.

In fiscal 2004, pursuant to the criteria established by FIN 46R, Northeast deconsolidated three trusts which Northeast had formed for the purposes of issuing trust preferred securities to unaffiliated parties and investing the proceeds from the sale thereof and the common securities of the trusts in junior subordinated debentures issued by Northeast. The affiliated trusts are NBN Capital Trust II, NBN Capital Trust III and NBN Capital Trust IV. The result of the deconsolidation and the accounting for these entities was to recognize investments in these entities of approximately $408,000 in the aggregate in other assets and to report the amount of junior subordinated debentures issued by Northeast to such entities, rather than the related trust preferred securities, in the consolidated balance sheet which resulted in a $408,000 increase in this liability. The adoption of FIN 46R did not have any additional impact on Northeast’s financial condition, results of operations, earnings per share or cash flows.

NBN Capital Trust II, NBN Capital Trust III and NBN Capital Trust IV are considered affiliates. (See note 18).

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the Unites States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and a determination as to whether declines in the fair values below cost of investments is other-than-temporary.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. A substantial portion of Northeast’s loans are secured by real estate in the State of Maine. Accordingly, the ultimate collectibility of a substantial portion of Northeast’s loan portfolio is susceptible to changes in market conditions in Maine.

In connection with the determination of whether fair value declines of investments are other-than-temporary, management investigates the underlying cause for the declines, the near term prospects for recovery and Northeast’s intent and ability to hold the investments.

Cash and Cash Equivalents

For purposes of presentation in the consolidated statements of cash flow, cash and cash equivalents consist of cash and due from banks and interest-bearing deposits. Northeast is required to maintain a certain reserve balance in the form of cash or deposits with the Federal Reserve Bank. At June 30, 2009 and 2008, the reserve balance was approximately $184,000 and $224,000, respectively.

Available-for-sale Securities

Marketable equity securities and debt securities, which may be sold prior to maturity, are classified as available-for-sale and are carried at fair value. Changes in fair value, net of applicable income taxes, are reported as a separate component of stockholders’ equity. When a decline in fair value of a security is considered other-than-temporary, the loss is charged to other expense in the consolidated statements of income and is treated as a write-down of the security’s cost. Realized gains and losses on the sale of securities are recognized on the trade date using the specific identification method. Northeast has no marketable securities classified as held-to-maturity or trading. Debt securities are adjusted for amortization of premiums and accretion of discounts so as to approximate the interest method. Gains and losses on sales of investment securities are computed on a specific identification basis.

Federal Home Loan Bank and Federal Reserve Bank Stock

Federal Home Loan Bank stock and Federal Reserve Bank stock are carried at cost. Each is a restricted investment. On December 8, 2008, the Federal Home Loan Bank of Boston announced a moratorium on the repurchase of excess stock held by its members. The moratorium will remain in effect indefinitely.

Loans held-for-sale and Mortgage Banking Activities

Loans originated for sale are specifically identified and carried at the lower of aggregate cost or fair value, estimated based on bid quotations from loan dealers. The carrying value of loans held-for-sale approximates the fair value at June 30, 2009 and 2008. Realized gains and losses on sales of loans are determined using the specific identification method and are reflected as gains on sale of loans in the consolidated statements of income.

Northeast sells loans both on a servicing released and servicing retained basis. Northeast recognizes as separate assets the rights to service mortgage loans for others, and performs an assessment of capitalized mortgage servicing rights for impairment based on the current fair value of those rights. Northeast capitalizes mortgage servicing rights at their allocated cost (based on the relative fair values of the rights and the related loans) upon the sale of the related loans.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Northeast’s mortgage servicing rights asset at June 30, 2009 and 2008 was approximately $47,000 and $100,000, respectively, and is included in other assets in the consolidated statements of financial condition. The fair value of mortgage servicing rights exceeds their carrying value. Mortgage servicing rights are amortized over the estimated weighted average life of the loans. Northeast’s assumptions with respect to prepayments, which affect the estimated average life of the loans, are adjusted periodically to reflect current circumstances. Northeast evaluates the estimated life and fair value of its servicing portfolio based on data that is disaggregated to reflect note rate, type and term on the underlying loans.

Loans

Loans are carried at the principal amounts outstanding plus net premiums paid and net deferred loan origination fees and costs. Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. Loan premiums paid to acquire loans are recognized as a reduction of interest income over the estimated life of the loans. Loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest, or when in management’s judgment the collectibility of interest or principal of the loan has been significantly impaired. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months. Loans are classified as impaired when it is probable that Northeast will not be able to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and collateral value.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large credits. Larger balance, non-homogeneous loans representing significant individual credit exposures are evaluated based upon the borrower’s overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. The allowance for loan losses attributed to these loans is established through a process that includes estimates of historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. Management also considers overall portfolio indicators, including trends in internally risk-rated loans, classified loans, nonaccrual loans and historical and forecasted write-offs; and a review of industry, geographic, and portfolio concentrations, including current developments. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures. Each portfolio of smaller balance, homogeneous loans, including residential real estate and consumer loans, is collectively evaluated for impairment. The allowance for loan losses for these loans is established via a process that includes historical delinquency and credit loss experience, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators including historical credit losses; delinquent, non-performing and classified loans; trends in volumes; terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic factors. Changes in these estimates could have a direct impact on the provision and could result in a change in the allowance.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, changing economic conditions and the economic prospects of the borrowers might necessitate future additions to the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Northeast’s allowance for loan losses. Such agencies may require Northeast to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets. Premises and equipment under capital leases are amortized over the estimated useful lives of the assets or the respective lease terms, whichever is shorter. Maintenance and repairs are charged to expense as incurred and the cost of major renewals and betterments are capitalized. Premises and equipment are evaluated periodically for impairment. An assessment of recoverability is performed prior to any write-down of the asset. If circumstances suggest that their value may be impaired, then an expense would be charged in the then current period.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Northeast’s policy is to recognize interest and penalties assessed on tax positions in income tax expense.

Acquired Assets

Acquired assets are carried at the lower of cost or fair value of the collateral less estimated selling expenses.

Goodwill and Intangible Assets

Goodwill of $407,897 arising from the acquisition of a bank in prior years is deemed to have an indefinite useful life. Northeast ceased amortization of goodwill on July 1, 2001, with the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. Intangible assets include noncompete agreements and customer lists, which are being amortized on a straight-line basis over the estimated lives of the asset ranging from ten to twenty-four years. The weighted average amortization period for intangibles subject to amortization is 13.59 years (based on original balances and amortization period, 12.85 years based on remaining amortization period). Goodwill and intangible assets are reviewed annually for possible impairment, and if the assets are deemed impaired, an expense would be charged in the then current period.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The changes in the carrying amount of goodwill and other intangibles for the years ended June 30, 2009 and 2008 were as follows:

	Goodwill	Customer List Intangibles	Non-compete Intangibles	Total Identifiable Intangibles
Balance, June 30, 2007	$2,880,803	3,591,956	518,125	4,110,081
Recorded during the year	1,545,110	3,905,000	1,100,000	5,005,000
Amortization expense	—	(510,401)	(100,256)	(610,657)
Reclassification	60,000	(60,000)	—	(60,000)
Other adjustment of purchase accounting estimates	(95,573)	—	—	—

Balance, June 30, 2008	4,390,340	6,926,555	1.517,869	8,444,424
Recorded during the year	100,160	480,000	135,000	615,000
Amortization expense	—	(590,120)	(157,827)	(747,947)

Balance, June 30, 2009	$4,490,500	6,816,435	1,495,042	8,311,477

Estimated Annual Amortization Expense, years ending June 30:

2010	$744,602
2011	744,602
2012	744,602
2013	744,602
2014	744,602

The components of identifiable intangible assets follow:

	June 30, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Identifiable intangible assets:
Customer list intangibles	$8,681,564	1,865,129	6,816,435
Non-compete intangibles	2,020,000	524,958	1,495,042

Total	$10,701,564	2,390,087	8,311,477

	June 30, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Identifiable intangible assets:
Customer list intangibles	$8,201,564	1,275,009	6,926,555
Non-compete intangibles	1,885,000	367,131	1,517,869

Total	$10,086,564	1,642,140	8,444,424

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were approximately $566,000, $504,000 and $440,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Stock-Based Compensation

Northeast has stock-based employee compensation plans, which are described more fully in note 13. Northeast adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Shared-Based Payment (“SFAS 123-R”), effective for the fiscal year beginning July 1, 2005, superseding APB Opinion 25 and replacing FASB Statement No. 123. Prior to July 1, 2005, Northeast utilized the intrinsic value methodology allowed by APB Opinion 25. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value reduced by expected forfeitures. Under the modified prospective approach adopted by Northeast, Northeast recognizes expense for new options awarded and to awards modified, repurchased or canceled after the effective date. Since there were no new options granted (or modifications of existing options) during fiscal 2009 and 2008 and since all previously granted options were fully vested at the grant date, adoption of SFAS 123-R had no impact on the 2009 and 2008 financial statements.

There were no stock options granted in fiscal 2009, 2008 and 2007.

Bank-Owned Life Insurance

Bank-owned life insurance (“BOLI”) represents life insurance on the lives of certain employees. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other noninterest income, and are not subject to income taxes. The cash surrender value is included in assets. Northeast reviews the financial strength of the insurance carriers prior to the purchase of BOLI and annually thereafter.

Comprehensive Income

Accumulated other comprehensive income or loss consists solely of unrealized gains or losses on investment securities available-for-sale, net of related income taxes.

Derivatives

Northeast accounts for derivatives in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires Northeast to recognize all derivatives on the statement of financial condition at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Northeast uses derivative financial instruments for trading and hedging purposes. The derivative financial instruments used by Northeast are covered call and put contracts on its equity securities portfolio, certain residential mortgage loan commitments for resale into the secondary market, and purchased interest rate caps and sold interest rate floors which were imbedded in the structured repurchase agreements. The total value of securities under call and put contracts and commitments to originate residential mortgage loans for resale at June 30, 2009, 2008 and 2007, which are not used as a hedge but are classified as trading, is immaterial to Northeast’s financial position, liquidity, and results of operations. See note 8 of the consolidated financial statements for additional information on interest rate caps and floors.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Trust Assets

Assets of Northeast’s trust department are not included in these consolidated financial statements because they are not assets of Northeast. As of June 30, 2009, total assets held in trust for customers, for which Northeast has fiduciary responsibility, amounted to approximately $83,766,000.

Treasury Stock

On July 1, 2003, the Maine Business Corporation Act became effective. This Act eliminated the concept of treasury stock, instead providing that shares of its stock acquired by Northeast simply constitute authorized but unissued shares. Accordingly, all stock held by Northeast as treasury stock has been reclassified as authorized but unissued stock in accordance with the Act.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. Northeast’s adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Northeast should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The adoption of the new issue did not have a material impact on Northeast’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB’s FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, defers until July 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. Northeast adopted this statement on July 1, 2008. See Note 19 — Fair Value Measurements for additional information.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities, at

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The adoption of the new standard did not have a material impact on Northeast’s financial position, results of operations or cash flows. See Note 19 — Fair Value Measurements for additional information.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 (“SFAS No. 160”). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on Northeast’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after July 1, 2009. Northeast does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective July 1, 2009. The adoption of this new FSP is not expected to have a material effect on Northeast’s results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Northeast does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.” This guidance will be effective July 1, 2009. The adoption is not expected to have a material effect on Northeast’s results of operations or financial position.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 15, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value measurements in accordance with FASB Statement No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. Northeast’s adoption of this FSP did not have a material effect on its financial condition and results of operations.

In April 2009, the FASB issued FASB Staff Position 107-1 and Accounting Principles Board Opinion 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 amends FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments,” to require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in both interim and annual financial statements. APB 28-1 amends APB Opinion No. 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4. Northeast’s adoption of this FSP did not have a material effect on its financial condition and results of operations.

In April 2009, the FASB issued FASB Staff Position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment (OTTI) guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual reporting periods after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The impact of the adoption of this FSP on its financial condition and results of operations is disclosed in Note 2 — Available-for-sale securities.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

2. Available-for-sale securities

A summary of the cost and approximate fair values of available-for-sale securities at June 30, 2009 and 2008 follows:

	2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities issued by U.S. Government-sponsored enterprises	$8,995,182	9,029,001	1,394,087	1,313,124
Mortgage-backed securities	121,724,975	124,904,616	120,695,852	119,600,353
Municipal bonds	11,762,533	11,529,915	11,274,516	11,112,247
Corporate bonds	1,484,571	1,491,918	500,000	481,768
Equity securities	1,567,069	1,043,078	1,743,539	1,386,007
Trust preferred securities	677,105	411,612	850,850	589,478

	$146,211,435	148,410,140	136,458,844	134,482,977

The gross unrealized gains and unrealized losses on available-for-sale securities are as follows:

	2009		2008
	Gross Unrealized Gains	Gross Unrealized Losses	Gross Unrealized Gains	Gross Unrealized Losses
Debt securities issued by U. S. Government-sponsored enterprises	$78,443	44,624	6,239	87,202
Mortgage-backed securities	3,576,997	397,356	394,927	1,490,426
Municipal bonds	46,083	278,701	272	162,541
Corporate bonds	18,615	11,268	—	18,232
Equity securities	26,344	550,335	2,396	359,928
Trust preferred securities	—	265,493	—	261,372

	$3,746,482	1,547,777	403,834	2,379,701

At June 30, 2009, mortgage-backed and U.S. Government-sponsored enterprise securities with a fair value of approximately $144,445,000 were pledged as collateral to secure outstanding repurchase agreements, FHLB advances and other purposes.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The following summarizes Northeast’s gross unrealized losses and fair values aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2009 and 2008:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2009:
U.S. Government-sponsored enterprises	$948,022	44,624	—	—	948,022	44,624
Mortgage-backed securities	19,948,839	393,117	224,084	4,239	20,172,923	397,356
Municipal bonds	6,278,545	200,516	829,002	78,185	7,107,547	278,701
Corporate bonds	—	—	488,731	11,268	488,731	11,268
Equity securities	210,607	77,388	675,083	472,947	885,690	550,335
Trust preferred securities	—	—	411,612	265,493	411,612	265,493

	$27,386,013	715,645	2,628,512	832,132	30,014,525	1,547,777

June 30, 2008:
U.S. Government-sponsored enterprises	$—	—	905,009	87,202	905,009	87,202
Mortgage-backed securities	79,631,910	1,444,686	965,826	45,740	80,597,736	1,490,426
Municipal bonds	10,709,579	162,541	—	—	10,709,579	162,541
Corporate bonds	481,768	18,232	—	—	481,768	18,232
Equity securities	1,131,801	299,316	177,050	60,612	1,308,851	359,928
Trust preferred securities	216,435	41,255	373,043	220,117	589,478	261,372

	$92,171,493	1,966,030	2,420,928	413,671	94,592,421	2,379,701

Unrealized losses within U.S. Government-sponsored enterprises of $44,624 consist of one individual debt security issued by the FNMA, which has had continuous loss for less than one year. Unrealized losses within the mortgage-backed securities category of $397,356 consist of seven individual debt securities, of which one security has had continuous losses for more than one year. Unrealized losses within the municipal bond category of $278,701 consist of twenty-one individual debt securities. The primary cause for unrealized losses within the above investment categories is the impact movements in market interest rates have had in comparison to the underlying yields on these securities, and illiquidity in the market. Unrealized losses within the equity and trust preferred security category of $815,828 consist of eighty-five individual securities, of which sixty have had continuous losses for more than one year.

Management of Northeast, in addition to considering current trends and economic conditions that may affect the quality of individual securities within Northeast's investment portfolio, also considers Northeast's ability and intent to hold such securities to maturity or recovery of cost. Management does not believe any of Northeast's available-for-sale securities are other-than-temporarily impaired at June 30, 2009, 2008 and 2007, except as discussed below.

Based on management's assessment of available-for-sale securities, there has been an other-than-temporary decline in market value of certain trust preferred and equity securities. During the years ended June 30, 2009, 2008 and 2007, write-downs of available-for-sale securities were $428,209, $147,247 and $50,442, respectively, and are included in other noninterest expense in the consolidated statements of income.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. The investment securities portfolio is generally evaluated for other-than-temporary impairment under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as amended for FSP FAS 115-2 and FAS 124-2.

As discussed in Note 1 Northeast adopted the provisions of FSP FAS 115-2 and FAS 124-2 for the year ended June 30, 2009, which was applied to existing and new debt securities held by Northeast as of April 1, 2009. For those debt securities for which the fair value of the security is less than its amortized cost and Northeast does not intend to sell such security and it is more likely than not that it will not be required to sell such security prior to the recovery of its amortized cost basis less any credit losses, FSP FAS 115-2 and FAS 124-2 requires that the credit component of the other-than-temporary impairment losses be recognized in earnings while the noncredit component is recognized in other comprehensive income, net of related taxes. Had Northeast not adopted FSP FAS 115-2 and FAS 124-2, Northeast would have recognized an additional $59,270, pre-tax, in other-than-temporary impairment losses through earnings during the year ended June 30, 2009.

The following table summarizes other-than-temporary impairment losses on securities for the year ended June 30, 2009:

	Equity Securities	Trust Preferred Securities	Total
	(In Thousands)
Total other-than-temporary impairment losses	$329,479	158,000	487,479
Less: unrealized other-than-temporary losses recognized in other comprehensive loss (1)		59,270	59,270

Net impairment losses recognized in earnings (2)	$329,479	98,730	428,209

(1)	Represents the noncredit component of the other-than-temporary impairment on the securities.
(2)	Represents the credit component of the other-than-temporary impairment on securities.

Activity related to the credit component recognized in earnings on debt securities held by Northeast for which a portion of other-than-temporary impairment was recognized in other comprehensive income for the year ended June 30, 2009 is as follows:

Total
(In Thousands)
Balance, July 1, 2008	$—
Additions for the credit component on debt securities in which other-than-temporary impairment was not previously recognized	98,730

Balance, June 30, 2009	$98,730

For the year ended June 30, 2009, securities with other-than-temporary impairment losses related to credit that were recognized in earnings consisted of trust preferred securities. They are classified as debt because they have a maturity date and are interest-bearing. In accordance with FSP FAS 115-2 and FAS 124-2, Northeast estimated the portion of loss attributable to credit using a discounted cash flow model. Northeast segregated the trust preferred securities portfolio by credit rating. Those with investment grade credit ratings (S&P BBB or

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

higher) were assumed to have the financial capacity to meet their debt service obligations. Those below investment grade or without a credit rating are subject to discounted cash flow analysis. Significant inputs for the discounted cash flow model include the trust preferred security’s estimated cash flows over the life of the security including whether the issuer has exercised their option to defer interest payments, and discounted based on the book yield at the date of purchase. If the issuer has deferred interest payments, they are assumed to be deferred for the maximum period of 20 quarters. The present value of the expected cash flows was compared to the book value of the trust preferred security to determine the credit-related impairment loss. Based on the expected cash flows derived from the model, Northeast expects to recover the remaining unrealized losses on trust preferred securities.

Included in accumulated other comprehensive loss, as an adjustment to stockholders’ equity is the following:

	2009	2008
Net unrealized gains (losses) (1)	$2,198,705	(1,975,867)
Deferred tax effect	(747,561)	671,795

Accumulated other comprehensive income (loss)	$1,451,144	(1,304,072)

(1)	The June 30, 2009 ending balance includes $59,270 of unrealized losses in which other-than-temporary impairment has been recognized.

The cost and market values of available-for-sale debt securities at June 30, 2009, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost	Fair Value
Due one year or less	$500,000	488,731
Due after one year through five years	8,987,106	9,084,165
Due after ten years	13,432,285	12,889,550

	22,919,391	22,462,446
Mortgage-backed securities (consisting of securities with interest rates ranging from 3.51% to 6.375% maturing February 2013 to September 2038)	121,724,975	124,904,616

	$144,644,366	147,367,062

Realized gains and losses on sales of available-for-sale securities were $392,932 and $124,559, respectively, for the year ended June 30, 2009, $316,159 and $23,058, respectively, for the year ended June 30, 2008, $59,419, and $17,070, respectively, for the year ended June 30, 2007. The tax provision applicable to these net realized gains amounted to $93,018, $101,589 and $14,678, respectively.

3. Loans Receivable

Northeast's lending activities are predominantly conducted in south-central and western Maine. However, Northeast occasionally purchases residential mortgage loans in the open market out of this geographical area when management believes this is prudent. Northeast grants single-family and multi-family residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, Northeast grants loans for the construction of residential homes, multi-family properties, commercial real estate properties and for

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

land development. The majority of loans granted by Northeast are collateralized by real estate. The ability and willingness of residential and commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers' geographic area and/or the general economy. In addition, Northeast participates in indirect lending arrangements for automobile, mobile home and recreational vehicle loans. Northeast’s indirect lending activities are conducted throughout the State of Maine, but are concentrated in south-central and western Maine.

Loans consisted of the following as of June 30:

	2009	2008
Mortgage loans:
Residential real estate	$138,789,985	140,244,226
Commercial real estate	120,889,910	111,222,848
Construction	8,013,304	12,621,369

Total mortgage loans	267,693,199	264,088,443
Commercial loans	29,137,318	33,516,315
Consumer and other loans	96,464,967	117,046,759

	393,295,484	414,651,517
Undisbursed portion of construction loans	(1,629,356)	(8,084,395)
Net deferred loan origination costs	1,984,634	2,626,847

	393,650,762	409,193,969
Less allowance for loan losses	5,764,000	5,656,000

Net loans	$387,886,762	403,537,969

Included in the loan portfolio are unamortized premiums on purchased loans of approximately $42,000 and $48,000 at June 30, 2009 and 2008, respectively.

In the ordinary course of business, Northeast has loan transactions with its officers, directors and their associates and affiliated companies (“related parties”) at substantially the same terms as those prevailing at the time for comparable transactions with others. Such loans amounted to $4,796,968 and $4,369,167 at June 30, 2009 and 2008, respectively. In 2009, new loans and advances granted to related parties totaled $6,075,831, and payments and reductions amounted to $5,648,030. In 2008, new loans and advances totaled $3,850,333 and payments and reductions amounted to $2,591,442.

Activity in the allowance for loan losses was as follows:

	Years Ended June 30,
	2009	2008	2007
Balance at beginning of year	$5,656,000	5,756,000	5,496,000
Provision charged to operating expenses	2,167,515	836,484	989,158

Loans charged off	(2,282,305)	(1,123,406)	(854,631)
Recoveries on loans previously charged off	222,790	186,922	125,473

Net loans charged off	(2,059,515)	(936,484)	(729,158)

Balance at end of year	$5,764,000	5,656,000	5,756,000

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Commercial and commercial real estate loans with balances greater than $25,000 are considered impaired when it is probable that Northeast will not collect all amounts due in accordance with the contractual terms of the loan. Loans that are returned to accrual status are no longer considered to be impaired. Certain loans are exempt from individual impairment evaluation, including large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, such as consumer and residential mortgage loans and commercial loans with balances less than $25,000.

The allowance for loan losses includes allowances related to loans that are identified as impaired, which are based on discounted cash flows using the loan's effective interest rate, the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Loans that experience insignificant payment delays (less than 60 days) or insignificant shortfalls in payment amounts (less than 10%) generally are not classified as impaired. Restructured loans are reported as impaired in the year of restructuring. Thereafter, such loans may be removed from the impaired loan disclosure if the loans were paying a market rate of interest at the time of restructuring and are performing in accordance with their renegotiated terms.

Northeast recognizes interest on impaired loans on a cash basis when the ability to collect the principal balance is not in doubt; otherwise, cash received is applied to the principal balance of the loan.

The following table summarizes information about impaired loans at or for the years ended:

	2009	2008	2007
Impaired loans	$8,111,561	5,880,447	2,498,498
Impaired loans with related allowances	2,230,161	1,371,835	884,543
Allowances on impaired loans	521,831	400,430	322,402

Average balance of impaired loans during the year	7,072,573	5,243,419	2,269,862
Interest recognized on impaired loans	291,918	306,098	211,346

Impaired loans at June 30, 2009 and 2008 include loans totaling $2,979,000 and $2,505,000, respectively, which were current as to both principal and interest payments at that date, but which were considered impaired based on current estimates of collateral valuation.

Loans on nonaccrual status, including certain impaired loans described above, at June 30, 2009 and 2008, totaled approximately $9,894,000 and $7,703,000, respectively. Interest income that would have been recorded under the original terms of such loans, net of interest income actually recognized for the years ended June 30, 2009, 2008 and 2007, totaled approximately $458,000, $351,000 and $211,000, respectively. Northeast has no material outstanding commitments to lend additional funds to customers whose loans have been placed on nonaccrual status or the terms of which have been modified.

Northeast was servicing, for others, loans of approximately $47,079,000 and $45,574,000 at June 30, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

4. Premises and Equipment

Premises and equipment at June 30, 2009 and 2008, are summarized as follows:

	2009	2008
Land	$1,644,181	1,560,331
Buildings	3,517,199	2,798,651
Assets recorded under capital lease	2,892,702	3,267,702
Leasehold and building improvements	1,980,333	2,049,692
Furniture, fixtures and equipment	7,092,116	6,414,077

	17,126,531	16,090,453
Less accumulated depreciation	8,382,361	7,406,884

Net premises and equipment	$8,744,170	8,683,569

Depreciation and amortization of premises and equipment included in occupancy, equipment expense, was $1,151,399, $1,121,573, and $1,088,373 for the years ended June 30, 2009, 2008 and 2007, respectively.

5. Acquired Assets

The following table summarizes the composition of acquired assets at June 30:

	2009	2008
Real estate properties acquired in settlement of loans and other acquired assets	$672,669	678,350
Less allowance for losses	—	—

	$672,669	678,350

Activity in the allowance for losses on acquired assets was as follows for the years ended June 30:

	2009	2008	2007
Balance at beginning of year	$—	—	1,616
Provision for losses on acquired assets	—	—	6,384
Write-downs	—	—	(8,000)

Balance at end of year	$—	—	—

6. Acquisition of Insurance Agencies

NBIG acquired one insurance agency in fiscal 2009, three insurance agencies in fiscal 2008 and four insurance agencies in fiscal 2007. Each acquisition was as a purchase of assets for cash and a note, with the exception of the Palmer Insurance Agency, which was the purchase of stock, for cash and a note and the Goodrich Insurance Associates, which was a purchase of assets for cash. The details of each purchase appear below including the acquisition date and the agencies location in Maine. Each agency will be operate at its existing location except Goodrich, which was relocated to the agency office in Berwick, Maine; Hartford, which was relocated to the agency office in Auburn, Maine; and Russell, which was relocated to the agency office in Anson, Maine. Spence & Matthews has an office in Rochester, NH.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

All acquisitions were accounted for using the purchase method and resulted in increases in goodwill and customer list and non-compete intangibles on the consolidated balance sheet. All purchase and sale agreements except the Russell Insurance Agency and Hartford Insurance Agency call for a reduction in the purchase price should the stipulated minimum commission revenue levels not be attained over periods of one to three years from the purchase date. During the year ended June 30, 2008, other borrowings and goodwill related to the Southern Maine acquisition were reduced by $98,332 in accordance with this stipulation. The customer list intangibles and estimated useful lives are based on estimates from a third-party appraiser. The useful lives of these intangibles range from eleven to twenty-four years. Non-compete intangible useful lives are amortized over a range of ten to fifteen years.

The debt incurred is due to the seller of each agency. Each bears an interest rate of 6.50% over terms as follows: Palmer debt is payable over a term of seven years; the Sturtevant debt is payable over a term of three years; the Southern Maine debt is payable over a term of four years; and the Russell debt is payable over a term of two years. Hartford, Spence & Matthews, and Hyler are payable over a term of seven years. Hartford, Spence & Matthews, and Hyler have debt of $100,000, $800,000, and $200,000, respectively, which bears no interest and has been recorded at its present value assuming a discount rate of 6.50%. The Bank guaranteed the debt repayment to each seller.

NBIG leases the office locations for Sturtevant, Southern Maine, Hyler, Goodrich, and Spence & Mathews in Rochester, NH, which are operating leases. The Bank acquired Palmer’s agency building and land in January, 2007.

The results of operations of all agencies have been included in the consolidated financial statements since their acquisition date. There is no pro-forma disclosure included because the agencies individually and in aggregate were not considered significant acquisitions.

2009 Acquisition	Goodrich
Purchase price
Cash paid	$715,000
Acquisition costs	2,710

Total	$717,710

Allocation of purchase price:
Goodwill	$100,160
Customer list intangible	480,000
Non-compete intangible	135,000
Other assets	2,550

Total	$717,710

Acquisition date	05/15/09
Location in Maine	Berwick

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

2008 Acquisitions	Hartford	Spence & Mathews	Hyler	Totals
Purchase price
Cash paid	$425,250	3,043,000	233,000	3,701,250
Debt incurred	911,350	1,122,885	789,701	2,823,936
Acquisition costs	9,181	17,630	9,543	36,354

Total	$1,345,781	4,183,515	1,032,244	6,561,540

Allocation of purchase price:
Goodwill	$275,781	1,090,265	179,064	1,545,110
Customer list intangible	970,000	2,285,000	650,000	3,905,000
Non-compete intangible	100,000	800,000	200,000	1,100,000
Fixed and other assets	—	8,250	3,180	11,430

Total	$1,345,781	4,183,515	1,032,244	6,561,540

Acquisition date	08/30/07	11/30/07	12/11/07
Location in Maine	Auburn	Berwick	Thomaston

2007 Acquisitions	Palmer	Sturtevant and Ham	Southern Maine	Russell	Totals
Purchase price
Cash paid	$800,000	475,000	900,000	275,000	2,450,000
Debt incurred	1,067,000	475,000	450,000	325,000	2,317,000
Acquisition costs	8,360	3,877	4,264	4,501	21,002

Total	$1,875,360	953,877	1,354,264	604,501	4,788,002

Allocation of purchase price:
Goodwill	$1,174,274	324,367	754,764	219,501	2,472,906
Customer list intangible	600,000	550,000	520,000	300,000	1,970,000
Non-compete intangible	300,000	75,000	75,000	85,000	535,000
Fixed and other assets	5,086	4,510	4,500	—	14,096
Deferred income taxes	(204,000)	—	—	—	(204,000)

Total	$1,875,360	953,877	1,354,264	604,501	4,788,002

Acquisition date	11/28/06	12/01/06	03/30/07	06/28/07
Location in Maine	Turner	Livermore	Scarborough	Madison

$2,902,501 of the total goodwill acquired is expected to be deductible for tax purposes.

NBIG acquired Solon-Anson Insurance Agency, Inc. on September 29, 2004. This acquisition used purchase accounting and resulted in a customer list intangible asset of $2,081,500, which is being amortized over twelve years.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

7. Deposits

Deposits at June 30 are summarized as follows:

	Weighted Average Rate at June 30, 2009	2009		2008
		Amount	Percent	Amount	Percent
Demand	0.00%	$32,228,276	8.4%	35,142,661	9.7%
NOW	0.71%	44,465,265	11.5%	47,977,659	13.2%
Money market	1.24%	39,049,403	10.1%	22,160,816	6.1%
Regular savings	0.28%	19,079,009	5.0%	19,905,507	5.5%
Certificates of deposit and brokered time deposits:
Less than 1.00%	0.87%	8,410,510	2.2%	7,674	0.0%
1.00 - 3.75%	2.84%	190,900,718	49.5%	109,394,988	30.1%
3.76 - 5.75%	4.32%	51,215,636	13.3%	128,739,995	35.4%
5.76 - 7.75%	7.00%	37,169	0.0%	44,471	0.0%

	2.22%	$385,385,986	100.0%	363,373,771	100.0%

The scheduled maturities of certificates of deposit and brokered time deposits for the twelve months ended June 30, respectively, are as follows:

	2010	2011	2012	2013	2014	Thereafter
Less than 1.00%	$7,821,078	589,432	—	—	—	—
1.00 - 3.75%	161,158,852	17,505,700	6,890,558	1,617,261	3,660,395	67,952
3.76 - 5.75%	28,337,078	5,391,764	3,390,101	3,631,703	9,984,903	480,087
5.76 - 7.75%	—	37,169	—	—	—	—

Total	$197,317,008	23,524,065	10,280,659	5,248,964	13,645,298	548,039

Interest expense on deposits for the years ended June 30, 2009, 2008 and 2007 is summarized as follows:

	2009	2008	2007
NOW	$454,021	1,019,644	1,234,207
Money market	543,884	419,733	221,118
Regular savings	69,552	160,518	194,258
Certificates of deposit and brokered time deposits	8,300,746	11,489,981	11,840,590

	$9,368,203	13,089,876	13,490,173

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

8. Borrowings

Federal Home Loan Bank

A summary of advances from the Federal Home Loan Bank of Boston are as follows:

June 30, 2009
Principal Amounts	Interest Rates	Maturity Dates
$ 2,815,000	0.28% - 4.31%	2010
3,000,000	4.99%	2011
5,000,000	3.99%	2012
15,000,000	2.55% - 3.99%	2013
10,000,000	4.26%	2017
5,000,000	4.29%	2018

$40,815,000

June 30, 2008
Principal Amounts	Interest Rates	Maturity Dates
$55,575,000	2.50% - 5.21%	2009
2,000,000	4.31%	2010
3,000,000	4.99%	2011
15,000,000	2.55% - 3.99%	2013
10,000,000	4.26%	2017
5,000,000	4.29%	2018

$90,575,000

At June 30, 2009, FHLB advances of $33,000,000 are subject to call provisions and may be called prior to the stated maturity.

Certain mortgage loans, free of liens, pledges and encumbrances and certain investment securities maintained at the FHLB not otherwise pledged have been pledged under a blanket agreement to secure these advances. Northeast is required to own stock of the Federal Home Loan Bank of Boston in order to borrow from the Federal Home Loan Bank.

As of June 30, 2009 Northeast had a $2,103,000 line of credit arrangement with the FHLB which was fully available. Also at June 30, 2009, Northeast had approximately $37,143,000 of additional capacity to borrow from the FHLB for long-term advances.

Structured Repurchase Agreements

In a leveraging strategy during the year ended June 30, 2009 and 2008, Northeast borrowed $25,000,000 and $40,000,000, respectively, for total outstanding structured repurchase agreements at June 30, 2009 of $65,000,000.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

June 30, 2009
Amount	Interest Rate	Cap/Floor	Amount of Cap/Floor	Strike Rate	Maturity
$20,000,000	4.68%	Purchased Caps	$40,000,000	5.50%	August 28, 2012
10,000,000	3.98%	Sold Floors	$20,000,000	4.86%	August 28, 2012
10,000,000	4.18%	Purchased Caps	$10,000,000	4.88%	December 13, 2012
10,000,000	4.30%	Purchased Caps	$10,000,000	3.79%	July 3, 2013
10,000,000	4.44%	Purchased Caps	$10,000,000	3.81%	September 23, 2015
5,000,000	2.86%	None			March 25, 2014

$65,000,000

June 30, 2008
Amount	Interest Rate	Cap/Floor	Amount of Cap/Floor	Strike Rate	Maturity
$20,000,000	4.68%	Purchased Caps	$40,000,000	5.50%	August 28, 2012
10,000,000	3.98%	Sold Floors	$20,000,000	4.86%	August 28, 2012
10,000,000	4.18%	Purchased Caps	$10,000,000	4.88%	December 13, 2012

$40,000,000

For the leveraging strategies in fiscal 2009, Northeast pledged mortgage-backed securities of $28,217,084, at inception, as collateral for $25,000,000 borrowed in three transactions. The transactions maturing July, 2013 and September, 2015 of $10,000,000 each had imbedded interest rate caps as summarized in the table. The interest rate caps reduced Northeast’s balance sheet risk to rising interest rates. They cannot be called by the issuer for three years ending July 3, 2011 and for four years ending September 23, 2012, respectively. Each agreement can be called quarterly thereafter. The transaction in March, 2009, which did not have imbedded interest rate caps or floors, allowed Northeast to extend its funding at a favorable interest rate. The issuer has no call option unless Northeast no longer maintains “well-capitalized status” or is subject to a cease and desist order. Interest is paid quarterly. The interest rates are fixed for the term of the three agreements.

For the leveraging strategy in fiscal 2008, Northeast borrowed $40,000,000 in two transactions. This funding had imbedded purchased interest rate caps and a sold interest rate floor. Northeast pledged $44,152,399 of mortgage-backed securities at inception. The interest rate caps reduced Northeast’s balance sheet risk to rising interest rates. Interest is payable quarterly. The interest rates are fixed for the term of the agreement. For the maturities in 2012, the debt cannot be called by the issuer during the two-year period ending August 28, 2009. For the maturity in 2013, the debt cannot be called by the issuer during three-year period ending December 13, 2010. Each can be called quarterly thereafter.

Northeast is subject to margin calls on each transaction to maintain the necessary collateral in the form of cash or other mortgage-backed securities during the borrowing term.

Payments would be received on the interest rate caps when three-month LIBOR exceeded the strike rate on the quarterly reset date. Payments would be made on the sold interest rate floors when three-month LIBOR was below the strike rate on the quarterly reset date. The amount of the payment would be equal to the difference between the strike rate and three-month LIBOR multiplied by the notional amount of the cap or floor and be made 90 days after the reset date. Payments are being made on the sold interest rate floors increasing the interest rate to 7.96% from 3.98% on the structured repurchase agreement maturing August 28, 2012. The purchased interest rate caps and sold interest rate floors expire at the end of the non-call periods noted above.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The collateral pledged was FNMA, FHLMC and GNMA issued mortgage-backed securities with a fair value of $72,971,804 and cash of $2,606,067 as of June 30, 2009.

Other borrowings

Other borrowings consist of non-negotiable promissory notes payable to former shareholders of acquired insurance companies. Maturities of notes payable for the years ending after June 30, 2009 are summarized as follows:

June 30, 2009
Principal Amounts	Interest Rates	Maturity Dates
$634,157	6.50%	2010
496,029	6.50%	2011
528,270	6.50%	2012
562,608	6.50%	2013
599,177	6.50%	2014
443,576	6.50%	2015

$3,263,817

Maturities of notes payable for the years ending after June 30, 2008 are summarized as follows:

June 30, 2008
Principal Amounts	Interest Rates	Maturity Dates
$763,067	6.50%	2009
634,157	6.50%	2010
496,029	6.50%	2011
528,270	6.50%	2012
562,608	6.50%	2013
599,178	6.50%	2014
443,576	6.50%	2015

$4,026,885

Capital Lease Obligations

NBIG exercised its option to purchase the building occupied by the Spence & Matthews Insurance Agency located at 4 Sullivan Square, Berwick, Maine. The transaction was closed in June 2009. The previously recognized capital lease was terminated and resulted in a loss from the extinguishment of the capital lease obligation, which was capitalized as part of the cost of the building. The Spence & Matthews Insurance Agency occupies the entire building. In fiscal 2006, Northeast recognized a capital lease obligation for its new headquarters known as the Southern Gateway building located at 500 Canal Street in Lewiston, Maine. The present value of the lease payments over fifteen years ($264,262 per year for each of the initial ten years of the lease term and $305,987 per year for each of the last five years) exceeded 90% of the fair value of the Southern Gateway building. The Bank’s commercial lending and underwriting, consumer loan underwriting, loan servicing, deposit operations, accounting, human resources, risk management, and executive administration departments occupy the approximately 27,000 square feet of space.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The future minimum lease payments over the remaining term of the lease and the outstanding capital lease obligation at June 30, 2009 are as follows:

2010	$264,262
2011	264,262
2012	264,262
2013	264,262
2014	264,262
2015 and thereafter	1,817,531

Total minimum lease payments	3,138,841
Less imputed interest	760,014

Capital lease obligation	$2,378,827

Fed Discount Window Borrower-in-Custody Program

The Bank also has a secured line of credit of $16,222,000 through the Fed Discount Window Borrower-in-Custody program. The Bank pledged $24,957,000 of its indirect auto loan portfolio as collateral for this line of credit. If used, interest is based upon the current federal funds rate plus 0.25%. There were no outstanding balances under this line of credit at June 30, 2009.

Short-Term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and other sweep accounts. The weighted average interest rate on short-term borrowings was 1.55% and 2.50% at June 30, 2009 and 2008, respectively. Securities sold under agreement to repurchase, which were scheduled to mature the next business day, were collateralized by mortgage-backed and U.S. Government-sponsored enterprise securities with a fair value of $31,026,000 and amortized cost of $30,109,000, respectively at June 30, 2009 and a fair value of $28,551,000 and amortized cost of $29,016,000, respectively at June 30, 2008. Sweep accounts had Federal Home Loan Bank Letter of Credit coverage of $12,423,000 at June 30, 2009 and excess Insurance Coverage of $7,630,000 (as shown last year) at June 30, 2008. The average balance of short-term borrowings was $36,412,000 and $34,449,000 during the years ended June 30, 2009 and 2008, respectively. The maximum amount outstanding at any month-end during 2009 and 2008 was $39,765,000 and $40,076,000, respectively. Securities sold under these agreements were under the control of Northeast throughout 2009 and 2008.

9. Capital and Regulatory Matters

Northeast and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Northeast's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Northeast and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Northeast’s and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.”

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

As of June 30, 2009 and 2008, the most recent notification from Northeast’s and the Bank's regulator categorized Northeast and the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Northeast and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratio as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

Quantitative measures established by regulation to ensure capital adequacy require Northeast and the Bank to maintain minimum amounts and ratios as set forth in the table below. At June 30, 2009 and 2008, Northeast’s and the Bank’s ratios exceeded the regulatory requirements. Management believes that Northeast and the Bank met all capital adequacy requirements to which it was subject as of June 30, 2009 and 2008.

The following tables illustrate the actual and required amounts and ratios for Northeast at the dates indicated.

	Actual		For Capital Adequacy Purposes			To Be "Well Capitalized" Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
			(Dollars in Thousands)
As of June 30, 2009:
Northeast Bancorp:
Total capital to risk weighted assets	$54,309	13.23%	32,841	≥	8.0%	41,051	≥	10.0%
Tier 1 capital to risk weighted assets	$48,477	11.81%	16,420	≥	4.0%	24,631	≥	6.0%
Tier 1 capital to total average assets	$48,477	8.12%	23,885	≥	4.0%	29,857	≥	5.0%

As of June 30, 2008:
Northeast Bancorp:
Total capital to risk weighted assets	$50,245	11.91%	33,744	≥	8.0%	42,180	≥	10.0%
Tier 1 capital to risk weighted assets	$41,919	9.94%	16,872	≥	4.0%	25,308	≥	6.0%
Tier 1 capital to total average assets	$41,919	7.31%	22,943	≥	4.0%	28,679	≥	5.0%

The following tables illustrate the actual and required amounts and ratios for the Bank at the dates indicated.

	Actual		For Capital Adequacy Purposes			To Be "Well Capitalized" Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
			(Dollars in Thousands)
As of June 30, 2009:
Northeast Bank:
Total capital to risk weighted assets	$51,039	12.51%	32,635	≥	8.0%	40,793	≥	10.0%
Tier 1 capital to risk weighted assets	$45,931	11.26%	16,317	≥	4.0%	24,476	≥	6.0%
Tier 1 capital to total average assets	$45,931	7.72%	23,787	≥	4.0%	29,734	≥	5.0%

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

	Actual		For Capital Adequacy Purposes			To Be "Well Capitalized" Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
			(Dollars in Thousands)
As of June 30, 2008:
Northeast Bank:
Total capital to risk weighted assets	$45,555	10.85%	33,581	≥	8.0%	41,976	≥	10.0%
Tier 1 capital to risk weighted assets	$40,302	9.60%	16,791	≥	4.0%	25,186	≥	6.0%
Tier 1 capital to total average assets	$40,302	7.06%	22,847	≥	4.0%	28,559	≥	5.0%

The Bank may not declare or pay a cash dividend on, or repurchase, any of its capital stock from the Parent if the effect thereof would cause the capital of the Bank to be reduced below the capital requirements imposed by the regulatory authorities or if such amount exceeds the otherwise allowable amount under Federal Reserve rules (approximately $1,598,831 is available at June 30, 2009).

The Board of Directors extended the 2006 Stock Repurchase Plan to December 31, 2009. Under the 2006 Stock Repurchase Plan, Northeast may purchase up to 200,000 shares of its common stock from time to time in the open market at prevailing prices. Common stock repurchased pursuant to the Plan will be classified as authorized but un-issued shares of common stock available for future issuance as determined by the Board of Directors, from time to time. Total stock repurchases under the 2006 Plan were 0 shares during the year ended June 30, 2009 and 137,800 shares for $2,314,330 during the year ended June 30, 2008. The Board of Directors may discontinue the repurchase program at any time. The remaining repurchase capacity of the 2006 Plan is 58,400 shares. Management believes that these and future purchases have not and will not have a significant impact on Northeast's liquidity. The repurchases had a positive effect on earnings per share during 2008, by reducing the number of common stock shares outstanding.

10. Earnings Per Common Share

Basic earnings per share (EPS) are computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. The following table shows the weighted average number of shares outstanding for each of the last three years. Shares issuable relative to stock options granted have been reflected as an increase in the shares outstanding used to calculate diluted EPS, after applying the treasury stock method. The number of shares outstanding for basic and diluted EPS is presented as follows:

	2009	2008	2007
Average shares outstanding, used in computing Basic EPS	2,319,830	2,352,484	2,451,610
Effect of Dilutive Securities:
Stock and options outstanding	652	12,357	18,905
Options exercised or canceled	1,447	1,499	47

Average equivalent shares outstanding, used in computing Diluted EPS	2,321,929	2,366,340	2,470,562

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

11. Other Expenses

Other expenses include the following for the years ended June 30, 2009, 2008 and 2007:

	2009	2008	2007
Professional fees	$748,238	674,100	639,821
FDIC insurance	718,586	198,870	47,072
Advertising expense	566,050	504,234	440,222
Write-down of non-marketable securities	10,005	47,020	248,482
Computer services and processing costs	805,622	615,402	616,173
Loan expense	847,277	308,317	402,936
Write-down of available-for-sale securities	428,209	147,247	50,442
Other	2,425,699	2,349,085	2,039,760

	$6,549,686	4,844,275	4,484,908

12. Income Taxes

The current and deferred components of income tax expense were as follows for the years ended June 30, 2009, 2008 and 2007:

	2009	2008	2007
Federal:
Current	$162,715	242,115	845,509
Deferred	(181,710)	218,579	(329,268)

	(18,995)	460,694	516,241

State and local — current	57,649	66,972	62,922

	$38,654	527,666	579,163

Total income tax expense is different from the amounts computed by applying the U.S. federal income tax rates in effect to income before income taxes. The reasons for these differences are as follows for the years ended June 30, 2009, 2008 and 2007:

	2009		2008		2007
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Expected income tax expense at federal tax rate	$339,199	34.0%	836,044	34.0%	838,386	34.0%
State tax, net of federal tax benefit	38,048	3.8	44,100	1.8	41,529	1.7
Dividend received deduction	(22,022)	(2.2)	(34,991)	(1.4)	(33,547)	(1.4)
Non-taxable interest income	(169,152)	(17.0)	(171,749)	(7.0)	(143,938)	(5.8)
Non-taxable BOLI income	(177,401)	(17.8)	(158,777)	(6.5)	(118,748)	(4.8)
Unallowable interest	21,440	2.2	28,798	1.2	28,186	1.1
Other	8,542	0.9	(15,759)	(0.6)	(32,705)	(1.3)

	$38,654	3.9%	527,666	21.5%	579,163	23.5%

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2009 and 2008, are presented below:

	2009	2008
	(in thousands)
Deferred tax assets:
Loans, principally due to allowance for loan losses	$1,966	1,929
Interest on nonperforming loans	156	138
Difference in tax and financial statement basis of investments	—	829
Deferred compensation	101	45
Other	100	86

Total deferred tax assets	2,323	3,027

Deferred tax liabilities:
Difference in tax and financial statement basis of investments	(440)	—
Difference in tax and financial statement amortization of goodwill and other intangible assets	(383)	(348)
Mortgage servicing rights	(18)	(36)
Premises and equipment	(250)	(182)
Prepaid expenses	(158)	(151)

Total deferred tax liabilities	(1,249)	(717)

Net deferred tax asset, included in other assets	$1,074	2,310

Northeast has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation allowance has been recorded.

In prior years, the Bank utilized the percentage of income bad debt deduction to calculate its bad debt expense for tax purposes as was then permitted by the Internal Revenue Code. Subsequent tax legislation required Northeast to recapture a portion of its tax bad debt reserves. Except as stated below, the unrecaptured base year reserves will not be subject to recapture as long as the Bank continues to carry on the business of banking. However, the balance of the tax bad debt reserves is subject to provisions of present law that require recapture in the case of certain excess distributions to stockholders. For federal income tax purposes, Northeast has designated approximately $1,967,000 of net worth as a reserve for tax basis bad debts on loans. No deferred taxes have been provided for base year reserve recapture as management plans to avoid the events that would cause such recapture.

13. Employee Benefit Plans

401(k) Plan

Northeast offers a contributory 401(k) plan which is available to all full-time salaried and hourly-paid employees who have attained age 18, and completed 90 days of employment. Employees may contribute up to 100% of their base compensation, subject to IRS limitations. Northeast will match 50% up to the first 6% contributed. For the years ended June 30, 2009, 2008 and 2007, Northeast contributed $272,503, $253,236 and $220,649, respectively.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Northeast also has a profit sharing plan which covers substantially all full-time employees. Contributions and costs are determined as a percent of each covered employee's salary and are at the Board of Directors' discretion. There were no discretionary contributions in 2009, 2008 or 2007.

Deferred Compensation

Northeast entered into nonqualified deferred compensation agreements with six senior officers effective September, 2007. The agreements are unfunded arrangements maintained primarily to provide supplemental retirement benefits for 180 months after attaining normal retirement age, defined as 65 or 62 years of age, equal to approximately 20% of the senior officer’s projected salary at his or her normal retirement age or a benefit calculation based on the senior officer’s performance as defined in the agreement. If the senior officer has not reached normal retirement age due to separation of service, the annual benefit will be calculated as the amount that fully amortizes the accrued retirement benefit balance at the date of separation over 180 months. If there is a change of control, as defined in the agreement, the accrued retirement benefit balance prior to the change in control will be distributed in a lump sum to the senior officer. In the event of death, the senior officer’s beneficiary is entitled to cash equal to the accrued retirement benefit balance existing at the senior officer’s death. Northeast recognized deferred compensation expense of $165,776 and $132,111 for the years ended June 30, 2009 and 2008, respectively.

Stock Option Plans

Northeast has adopted Stock Option Plans. Both “incentive stock options” and “nonqualified stock options” may be granted pursuant to the Stock Option Plans. Under the Stock Option Plans, incentive stock options may only be granted to employees of Northeast and nonqualified stock options may be granted to employees and directors. All options granted under the Stock Option Plans will be required to have an exercise price per share equal to at least the fair market value per share of common stock on the date the option is granted. Options immediately vest upon being granted. The options are exercisable for a maximum of ten years after the options are granted in the case of all incentive stock options and as determined by the Board of Directors for nonqualified stock options.

In accordance with the Stock Option Plans, a total of 363,250 shares of unissued common stock were reserved for grants. At June 30, 2009, a total of 191,500 shares remained available to be granted.

A summary of the qualified and nonqualified stock option activity for the years ended June 30 follows:

	2009		2008		2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	36,000	$10.09	52,000	$12.12	52,500	$12.13
Granted	—	—	—	—	—	—
Exercised	(6,000)	8.42	(4,000)	11.28	(500)	13.10
Forfeited	(2,000)	13.10	(12,000)	18.50	—	—

Outstanding and exercisable at end of year	28,000	$10.23	36,000	$10.09	52,000	$12.12

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The following table summarizes information about stock options outstanding at June 30, 2009:

		Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2009	Weighted-Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$8.00 to $9.00	17,500	0.7	$8.50
$13.10	10,500	2.1	13.10

$8.00 to $13.10	28,000	1.2	$10.23

14. Commitments, Contingent Liabilities and Other Off-Balance Sheet Risks

Northeast is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement Northeast has in particular classes of financial instruments.

Northeast's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Northeast uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with contract amounts which represent credit risk are as follows as of June 30:

	2009	2008
Commitments to originate loans:
Residential real estate mortgages	$6,360,000	4,050,000
Residential real estate mortgages held for sale	5,568,400	943,000
Construction loans	3,472,000	2,702,000
Commercial real estate mortgages, including multi-family residential real estate	10,046,000	11,729,000
Commercial business loans	4,564,000	510,000

	$30,010,400	19,934,000

Unused lines of credit	37,394,000	36,831,000
Standby letters of credit	1,024,000	1,113,000
Unadvanced portions of construction loans	1,629,000	8,084,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Northeast evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Northeast upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Northeast has recorded an allowance for possible losses on commitments and unfunded loans totaling $19,334 and $16,070 at June 30, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Standby letters of credit are conditional commitments issued by Northeast to guarantee the performance of a customer to a third party. Those guarantees are issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of June 30, 2009 and 2008, the maximum potential amount of Northeast’s obligation was $1,024,000 and $1,113,000, respectively, for financial and standby letters of credit. Northeast’s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, Northeast may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, Northeast may take possession of the collateral, if any, securing the line of credit.

Lease Obligations

Northeast leases certain properties and equipment used in operations under terms of operating leases which include renewal options. Rental expense under leases approximated $542,000, $592,000 and $589,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Approximate future minimum lease payments over the remaining terms of leases at June 30, 2009 are as follows:

2010	$468,816
2011	401,058
2012	389,230
2013	192,033
2014	124,323
2015 and thereafter	181,935

$1,757,395

Legal Proceedings

Northeast and its subsidiary are parties to litigation and claims arising in the normal course of business. Management believes that the liabilities, if any, arising from such litigation and claims will not be material to Northeast's consolidated financial position or results of operations.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

15. Condensed Parent Information

Condensed balance sheets for Northeast at June 30, 2009 and 2008, and statements of income and cash flows for each of the years in the three year period ended June 30, 2009, are presented below.

	June 30,
	2009	2008
Balance Sheets
Assets
Cash	$1,416,656	417,838
Available-for-sale securities	819,935	953,617
Investment in banking subsidiary	60,059,579	51,582,074
Investment in common securities of affiliated trusts	496,000	496,000
Goodwill, net	407,897	407,897
Other assets	684,439	2,987,843

Total assets	$63,884,506	56,845,269

Liabilities and Stockholders’ Equity
Junior Subordinated Debentures issued to affiliated trusts	$16,496,000	16,496,000
Other liabilities	71,626	75,957

Total liabilities	16,567,626	16,571,957
Stockholders’ equity	47,316,880	40,273,312

Total liabilities and stockholders’ equity	$63,884,506	56,845,269

	Years Ended June 30,
	2009	2008	2007
Statements of Income
Income:
Dividends from banking subsidiary	$300,000	3,300,000	2,500,000
Other income	143,743	265,516	233,814

Total income	443,743	3,565,516	2,733,814

Expenses:
Interest on Junior Subordinated Debentures paid to affiliated trusts	959,476	1,064,964	1,080,538
General and administrative expenses	356,823	338,694	372,513

Total expenses	1,316,299	1,403,658	1,453,051

(Loss) income before income tax benefit and equity in undistributed net income (loss) of subsidiary	(872,556)	2,161,858	1,280,763
Income tax benefit	410,631	402,919	427,997

(Loss) income before equity in undistributed net income (loss) of subsidiary	(461,925)	2,564,777	1,708,760
Equity in undistributed net income (loss) of subsidiary	1,420,914	(633,488)	177,917

Net income	$958,989	1,931,289	1,886,677

Net income available to common stockholders	$824,602	1,931,289	1,886,677

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

	Years Ended June 30,
	2009	2008	2007
Statements of Cash Flows
Cash flows from operating activities:
Net income	$958,989	1,931,289	1,886,677
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	9,000	24,000	24,000
Stock grant	1,728	2,661	—
Undistributed (earnings) loss of subsidiary	(1,420,914)	633,488	(177,917)
Write down on available-for-sale securities	195,161	147,247	50,442
Net gain on available-for-sale securities	(33,496)	(78,789)	(43,513)
Write down of non-marketable investments	10,005	47,020	248,482
Decrease (increase) in other assets	2,349,499	227,045	(366,431)
(Decrease) increase in other liabilities	(4,331)	(65,133)	56,876

Net cash provided by operating activities	2,065,641	2,868,828	1,678,616

Cash flows from investing activities:
Increase in investment of bank subsidiary	(4,175,000)	—	(400,000)
Purchases of available-for-sale securities	(675,745)	(1,653,242)	(1,964,213)
Proceeds from sales of available-for-sale securities	454,751	983,956	2,249,946
Proceeds from maturities and principal payments on available-for-sale securities	1,536	—	—

Net cash used by investing activities	(4,394,458)	(669,286)	(114,267)

Cash flows from financing activities:
Issuance of common stock	50,500	45,125	6,550
Common stock issued in connection with the purchase of branch real estate	—	—	103,000
Company stock purchased	—	(2,314,330)	(67,944)
Net proceeds from Capital Purchase Plan	4,200,994	—	—
Dividends paid to stockholders	(923,859)	(851,785)	(882,453)

Net cash provided (used) by financing activities	3,327,635	(3,120,990)	(840,847)

Net increase (decrease) in cash	998,818	(921,448)	723,502

Cash, beginning of year	417,838	1,339,286	615,784

Cash, end of year	$1,416,656	417,838	1,339,286

Supplemental schedule of cash flow information:
Interest paid	$959,997	1,065,009	1,067,097

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

16. Other Comprehensive Income

The components of other comprehensive income for the years ended June 30, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Unrealized gains arising during the period, net of tax effect of $(1,365,012) in 2009, $(364,077) in 2008 and $(361,936) in 2007	$2,649,724	706,738	702,582

Reclassification adjustment for losses (gains) on investments, net of write-downs, included in net income, net of tax effect of $(54,344) in 2009, $49,590 in 2008, and $(2,753) in 2007	105,492	(96,264)	5,341

Other comprehensive income	$2,755,216	610,474	707,923

17. Segment Reporting

Northeast has two business segments, banking and insurance agency. The insurance agency segment offers primarily property and casualty insurance policies to personal and commercial customers in western Maine and southeastern New Hampshire. Loans, deposits, trust, and investment brokerage services are included in the banking segment. Substantially all of Northeast’s assets are related to the banking segment. Transactions between Northeast’s banking and insurance agency segments are primarily related to occupancy costs where the insurance agency shares space with a bank branch, and are eliminated in consolidation.

Information for Northeast’s segments for the years ended June 30, 2009, 2008 and 2007 is presented in the following table:

	Banking	Insurance	Consolidated Total
June 30, 2009
Net interest income (expense)	$17,069,521	(284,045)	16,785,476
Provision for loan losses	2,167,515	—	2,167,515

Net interest income (loss) after provision for loan losses	14,902,006	(284,045)	14,617,961

Noninterest income	5,668,508	5,864,743	11,533,251
Noninterest expense	19,207,444	5,198,178	24,405,622
Amortization of intangibles	—	747,947	747,947

Income (loss) before income taxes	1,363,070	(365,427)	997,643
Income tax expense (benefit)	161,643	(122,989)	38,654

Net income (loss)	$1,201,427	(242,438)	958,989

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

	Banking	Insurance	Consolidated Total
June 30, 2008
Net interest income (expense)	$14,632,155	(285,486)	14,346,669
Provision for loan losses	836,484	—	836,484

Net interest income (loss) after provision for loan losses	13,795,671	(285,486)	13,510,185

Noninterest income	5,419,585	5,383,639	10,803,224
Noninterest expense	17,018,586	4,225,211	21,243,797
Amortization of intangibles	—	610,657	610,657

Income before income taxes	2,196,670	262,285	2,458,955
Income tax expense	440,545	87,121	527,666

Net income	$1,756,125	175,164	1,931,289

	Banking	Insurance	Consolidated Total
June 30, 2007
Net interest income (expense)	$15,656,172	(70,815)	15,585,357
Provision for loan losses	989,158	—	989,158

Net interest income (loss) after provision for loan losses	14,667,014	(70,815)	14,596,199

Noninterest income	5,577,853	2,366,974	7,944,827
Noninterest expense	17,062,743	2,697,859	19,760,602
Amortization of intangibles	—	314,584	314,584

Income (loss) before income taxes	3,182,124	(716,284)	2,465,840
Income tax expense (benefit)	836,593	(257,430)	579,163

Net income (loss)	$2,345,531	(458,854)	1,886,677

18. Junior Subordinated Debentures

NBN Capital Trust II and III were created in December 2003 and NBN Capital Trust IV was created December 2004. Each such trust is a Delaware statutory trust (together, the “Private Trusts”). The exclusive purpose of the Private Trusts was (i) issuing and selling Common Securities and Preferred Securities in a private placement offering, (ii) using the proceeds of the sale of the Private Trust Securities to acquire Junior Subordinated Deferrable Interest Notes (“Junior Subordinated Debentures”); and (iii) engaging only in those other activities necessary, convenient, or incidental thereto. Accordingly, the Junior Subordinated Debentures are the sole assets of each of the Private Trusts.

The following table summarizes the junior subordinated debentures issued by Northeast to each affiliated trust and the trust preferred and common securities issued by each affiliated trust at June 30, 2009 and 2008. Amounts include junior subordinated debentures acquired by the affiliated trusts from Northeast with the capital contributed by Northeast in exchange for the common securities of such trust. The trust preferred securities were sold in two separate private placement offerings. Northeast has the right to redeem the junior subordinated debentures, in whole or in part, on or after March 30, 2009 for NBN Capital Trust II and III, and on or after February 23, 2010, for NBN Capital Trust IV at the redemption price specified in the Indenture plus any accrued but unpaid interest to the redemption date.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

Affiliated Trusts	Trust Preferred Securities	Common Securities	Junior Subordinated Debentures	Interest Rate	Maturity Date
NBN Capital Trust II	$3,000,000	93,000	3,093,000	3.40%	March 30, 2034
NBN Capital Trust III	3,000,000	93,000	3,093,000	3.40%	March 30, 2034
NBN Capital Trust IV	10,000,000	310,000	10,310,000	5.88%	February 23, 2035

Total	$16,000,000	496,000	16,496,000	4.95%

NBN Capital Trust II and III pay a variable rate based on three month LIBOR plus 2.80%. NBN Capital Trust IV pays a 5.88% fixed rate until February 23, 2010 when the rate changes to a variable rate based on three month LIBOR plus 1.89%. Accordingly, the Preferred Securities of the Private Trusts currently pay quarterly distributions at an annual rate of 3.40% for the stated liquidation amount of $1,000 per Preferred Security for NBN Capital Trust II and NBN Capital Trust III and an annual rate of 5.88% for the stated liquidation amount of $1,000 per Preferred Security for NBN Capital Trust IV. Northeast has fully and unconditionally guaranteed all of the obligations of each trust. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the Private Trust Preferred Securities, but only to the extent of funds held by the trusts. Based on the current interest rates, the annual interest expense is approximately $817,000.

19. Fair Value Measurements

Effective July 1, 2008, Northeast adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles.

Northeast also adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Northeast did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with SFAS 157, Northeast groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 — Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of Northeast’s financial assets and financial liabilities carried at fair value for June, 30, 2009.

Northeast’s exchange traded equity securities are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Northeast’s investment in municipal, corporate and agency bonds and mortgage-backed securities available-for-sale is generally classified within level 2 of the fair value hierarchy. For these securities, Northeast obtains fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The following summarizes assets measured at fair value for the period ending June 30, 2009.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	June 30, 2009	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities available-for-sale	$148,410,140	1,454,690	146,955,450	—

Northeast’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using level 2 inputs based upon appraisals of similar properties obtained from a third party. For Level 3 inputs collateral values are based on management’s estimates pending appraisals from third party valuation services or imminent sale of collateral.

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	June 30, 2009	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Impaired loans	$1,708,330	—	512,645	1,195,685

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The following tables shows the changes in the fair values of impaired loans measured on a nonrecurring basis using significant unobservable inputs (Level 3).

Impaired Loans
Beginning balance at July 1, 2008	$971,405
Loans transferred in	2,514,232
Loans transferred out	2,289,952

Ending balance at June 30, 2009	$1,195,685

Fair value estimates, methods and assumptions are set forth below for Northeast's significant financial instruments.

Cash and Cash Equivalents — The fair value of cash, due from banks, interest bearing deposits and FHLB overnight deposits approximates their relative book values, as these financial instruments have short maturities.

Available-for-sale Securities — The fair value of available-for-sale securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Federal Home Loan Bank and Federal Reserve Bank Stock — The carrying value of Federal Home Loan Bank (FHLB) stock and Federal Reserve Bank stock approximates fair value based on redemption provisions of the FHLB and the Federal Reserve.

Loans and Loans held-for-sale — Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimates of maturity are based on Northeast’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic conditions, lending conditions and the effects of estimated prepayments.

Fair value for significant nonperforming loans is based on estimated cash flows and is discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and historical information.

Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale.

The fair value of loans held-for-sale is estimated based on bid quotations received from loan dealers.

Interest Receivable — The fair value of this financial instrument approximates the book value as this financial instrument has a short maturity. It is Northeast’s policy to stop accruing interest on loans past due by more than ninety days. Therefore this financial instrument has been adjusted for estimated credit loss.

Deposits — The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair values of time deposits are based on the discounted value of contractual cash flows.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered, the fair value of Northeast’s net assets could increase.

Borrowings — The fair value of Northeast’s borrowings with the Federal Home Loan Bank is estimated by discounting the cash flows through maturity or the next repricing date based on current rates available to Northeast for borrowings with similar maturities. The fair value of Northeast’s short-term borrowings, capital lease obligations, structured repurchase agreements and other borrowings is estimated by discounting the cash flows through maturity based on current rates available to Northeast for borrowings with similar maturities.

Junior Subordinated Debentures — The fair value of Northeast’s Junior Subordinated Debentures is estimated based on current interest rates.

Due-to-Broker — The fair value of due-to-broker approximates carrying value due to their short term nature.

Commitments to Originate Loans — Northeast has not estimated the fair value of commitments to originate loans due to their short term nature and their relative immateriality.

Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time Northeast’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of Northeast’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax asset, premises and equipment and intangible assets, including the customer base. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Notes to Consolidated Financial Statements — (Continued)

Years Ended June 30, 2009, 2008 and 2007

The following table presents the estimated fair value of Northeast's significant financial instruments at June 30, 2009 and 2008:

	June 30, 2009		June 30, 2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in Thousands)
Financial assets:
Cash and cash equivalents	$13,023	13,023	12,544	12,544
Available-for-sale securities	148,410	148,410	134,483	134,483
Regulatory stock (FHLB and Federal Reserve)	5,486	5,486	5,361	5,361
Loans held-for-sale	2,437	2,444	486	487
Loans, net	387,887	396,113	403,538	419,288
Accrued interest receivable	2,200	2,200	2,291	2,291

Financial liabilities:
Deposits (with no stated maturity)	134,822	134,822	125,187	125,187
Time deposits	250,564	254,134	238,187	239,167
Federal Home Loan Bank advances	40,815	43,151	90,575	91,218
Structured repurchase agreements	65,000	70,121	40,000	41,894
Other borrowings	3,264	3,264	4,027	4,027
Short-term borrowings	34,435	34,435	32,841	32,841
Capital lease obligation	2,379	2,517	2,891	2,979
Junior subordinated debentures issued to affiliated trusts	16,496	10,158	16,496	15,475
Due-to-broker			4,935	4,935

20. Acquisition of Building and Land From Related Parties

NBIG exercised its option to purchase the building occupied by the Spence & Matthews Insurance Agency located at 4 Sullivan Square, Berwick, Maine from a senior officer of NBIG. The transaction closed on June 24, 2009. The option price of $375,000 was determined at the time NBIG acquired the Spence & Mathews Agency in November 2007. The purchase transaction was subject to approval by the Board of Directors of the Bank, the sole owner of NBIG.

On December 13, 2007 and January 8, 2008, NBIG purchased from a company owned by the president of NBIG the land and building of the leased insurance agency offices in Anson, Mexico and Rangeley, Maine and a land lot in Jay, Maine. The purchase price totaled $516,000. The purchase price for each transaction was based upon an independent third party appraisal, except for the price of the land lot. The purchase transaction was subject to approval by the Board of Directors of the Bank, the sole owner of NBIG.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus (see “Where You Can Find More Information” beginning on page 242) and the risk factors included in Northeast’s Annual Report on Form 10-K for the year ended June 30, 2009 and its Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010 and the matters addressed under the heading “Forward-Looking Statements” beginning on page 243, you should carefully consider the following risk factors in deciding how to vote on the agreement and plan of merger.

Risks Related to the Merger

You may not receive the form of merger consideration that you elect.

If the merger is completed, each outstanding share of Northeast common stock will be converted into the right to receive either $13.93 in cash or one share of the surviving corporation common stock, plus cash in lieu of any fractional share. You will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock with respect to the shares of Northeast common stock that you hold. Your right as a Northeast shareholder to receive the consideration you elect for your shares is limited because of the allocation procedures set forth in the merger agreement, which are intended to ensure that 40% of the outstanding shares of Northeast common stock will be converted into the right to receive cash, and 60% of these shares of Northeast common stock will be converted into the right to receive surviving corporation common stock. If the total cash elections by Northeast shareholders are greater, or less, than the aggregate cash consideration to be paid in the merger, or the total stock elections by Northeast shareholders are greater, or less, than the aggregate stock consideration to be paid in the merger, you may not receive exactly the form of consideration that you elect and you may receive a pro rata amount of cash and surviving corporation common stock. A detailed discussion of the merger consideration provisions of the merger agreement is set forth under the sections titled “The Merger Agreement — Merger Consideration,” “— Election Procedures” and “— Allocation Procedures,” beginning on page 125. We recommend that you carefully read this discussion and the merger agreement attached to this proxy statement/prospectus as Appendix A.

In order to make an election, you must submit your shares of Northeast common stock, and you will then not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a Northeast shareholder and want to make a cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election to the exchange agent. Because the actual election deadline is not currently known, Northeast and FHB will issue a press release announcing the date of the election deadline as promptly as practicable following the determination of the deadline. For further details on the determination of the election deadline, see “The Merger Agreement — Election Procedures” beginning on page 126 of this document. The election deadline is expected to be approximately five business days in advance of the completion of the merger, but it may be further in advance of the actual closing date. You will not be able to sell any shares of Northeast common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Northeast common stock for any reason until you receive cash and/or surviving corporation common stock in the merger. In the time between delivery of your shares and the closing of the merger, the trading price of Northeast’s common stock may fluctuate, and you might otherwise want to sell your shares of Northeast common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

Northeast will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Northeast. These uncertainties may impair Northeast’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Northeast to seek to change existing business relationships with Northeast. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Northeast may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Northeast employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Northeast’s business following the merger could be harmed. In addition, the merger agreement restricts Northeast from making certain acquisitions and taking other specified actions until the merger occurs without the consent of FHB. These restrictions may prevent Northeast from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement — Conduct of Business Pending the Merger” beginning on page 138 of this proxy statement/prospectus for a description of the restrictive covenants to which Northeast is subject.

The tax consequences of the merger for Northeast shareholders will be dependent upon the merger consideration received.

The tax consequences of the merger to you will depend upon the merger consideration that you receive. A Northeast shareholder who receives surviving corporation common stock in connection with the merger will not recognize gain or loss. A Northeast shareholder who receives cash in exchange for all of that shareholder’s shares of Northeast common stock pursuant to the merger will either be treated as having redeemed those shares to Northeast or as having sold their shares to FHB or its members and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s aggregate tax basis for such shares of Northeast common stock, which gain or loss will be long-term capital gain or loss if such shares of Northeast common stock were held for more than one year. For a detailed discussion of the tax consequences of the merger to Northeast shareholders generally, see the section in this document titled “Material Federal Income Tax Consequences” beginning on page 120. You should consult your own tax advisors as to the effect of the merger on your specific interests.

The required regulatory approvals may not be obtained, may delay the date of completion of the merger or may contain materially burdensome conditions.

Northeast and FHB are required to obtain the approvals of the Board of Governors of the Federal Reserve System and the Maine Bureau of Financial Institutions prior to completing the merger and have agreed to used their reasonable best efforts to obtain these approvals. Satisfying any requirements of these regulatory agencies may delay the date of completion of the merger or such approval may not be obtained at all. In addition, you should be aware that, as in any transaction, it is possible that, among other things, restrictions on Northeast after the merger may be sought by governmental agencies as a condition to obtaining the required regulatory approvals and these conditions could be materially burdensome to the surviving corporation. We cannot assure you as to whether these regulatory approvals will be received, the timing of the approvals, or whether any conditions will be imposed.

If the merger is not completed, Northeast will have incurred substantial expenses without its shareholders realizing the expected benefits.

Northeast has incurred substantial expenses in connection with the transactions described in this document. If the merger is not completed, Northeast expects that it will have incurred approximately $350,000 in merger-related expenses. Northeast may also be required to pay FHB a termination fee of $1 million under certain circumstances. These expenses would likely have a material adverse impact on the financial condition of Northeast because it would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Northeast.

Until the completion of the merger, Northeast is prohibited from soliciting, initiating, encouraging or, with some exceptions, considering any inquiries or proposals that may lead to a proposal or offer for a merger or other business combination transaction with any person other than FHB. In addition, Northeast has agreed to pay a termination fee of $1 million to FHB in specified circumstances. These provisions could discourage other companies from trying to acquire Northeast even though those other companies might be willing to offer greater value to Northeast shareholders than FHB has offered in the merger. The payment of the termination fee also could have a material adverse effect on Northeast’s financial condition.

The surviving corporation common shares to be received by Northeast shareholders as a result of the merger will have different rights from shares of Northeast common stock.

Upon completion of the merger, Northeast shareholders who receive shares of surviving corporation common stock in the merger will become surviving corporation shareholders, and their rights as shareholders will be governed by the amended and restated articles of incorporation and bylaws of the surviving corporation and Maine corporate law. The rights associated with Northeast common stock are different from the rights associated with the surviving corporation’s common stock. See “Comparison of Shareholders Rights,” beginning on page 236 of this document.

Some of the directors and executive officers of Northeast may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and executive officers of Northeast may be different from those of Northeast shareholders, and directors and officers of Northeast may be participants in arrangements that are different from, or in addition to, those of Northeast shareholders. These interests and arrangements include rights to indemnification and directors’ and officers’ liability insurance and the continued service on the surviving corporation’s board of directors by two members of the Northeast board of directors who were members of the Northeast board of directors as of the date of the merger agreement. In addition, the surviving corporation intends to retain certain Northeast executive officers in senior leadership roles with the surviving corporation following consummation of the merger and has entered into new employment arrangements with these executive officers contingent upon the consummation of the merger. Please see the section of this proxy statement/prospectus titled “The Merger — Interests of Certain Persons in the Merger” beginning on page 122.

The fairness opinion obtained by Northeast from its financial advisor will not reflect changes in circumstances subsequent to the date of the merger agreement.

Northeast has not obtained an updated opinion as of the date of this document from Keefe, Bruyette & Woods, Inc., its financial advisor. Changes in the operations and prospects of Northeast, general market and economic conditions and other factors which may be beyond the control of FHB and Northeast, and on which the fairness opinion was based, may alter the value of Northeast or the price of shares of Northeast common stock or surviving corporation common stock by the time the merger is completed. The opinion does not speak to the time the merger will be completed or to any other date other than the date of such opinion. As a result, the March 30, 2010 opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Northeast received from its financial advisor, please refer to “The Merger — Fairness Opinion of Northeast’s Financial Advisor” beginning on page 113 of this document. For a description of the other factors considered by the Northeast board of directors in determining to adopt the merger agreement, please refer to “The Merger — Northeast’s Reasons for the Merger” beginning on page 111 of this document.

The merger may distract management from their other responsibilities.

The merger could cause the management of Northeast to focus time and energies on matters relating to the merger that otherwise would be directed to Northeast’s business and operations. Any such distraction on the part of Northeast’s management, if significant, could affect Northeast’s ability to service existing business and develop new business and could adversely affect the business and earnings of Northeast following the merger.

Unanticipated costs relating to the merger could reduce Northeast’s future earnings per share.

FHB believes that it has reasonably estimated the likely incremental costs of Northeast’s operations following the merger. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Northeast following the merger. Moreover, the final acquisition accounting adjustments could vary significantly from the preliminary acquisition accounting adjustments included in this proxy statement/prospectus as a result of changes in market conditions, interest rates, or other factors such as Northeast’s loan portfolio credit quality. If unexpected costs are incurred, the merger could have a significant dilutive effect on Northeast’s earnings per share. In other words, if the merger is completed, the earnings per share of Northeast’s common stock could be less than they would have been if the merger had not been completed.

If the merger is not consummated by December 31, 2010, either Northeast or FHB may choose not to proceed with the merger.

Either Northeast or FHB may terminate the merger agreement if the merger has not been completed by December 31, 2010, unless the failure of the merger to be completed has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

Risks Related to Northeast’s Business

The surviving corporation may not be successful in its implementation of its business strategy.

The surviving corporation’s business strategy following the merger includes building a Loan Acquisition and Servicing Group and growing deposits with an online affinity savings program. The surviving corporation’s ability to develop and offer new products and services following the merger will depend on whether the Federal Reserve Board approves the business strategy, and whether the surviving corporation can hire and retain enough suitably experienced and talented employees, identify enough suitable customers and successfully build the systems and obtain the other resources necessary for creating the new product and service offerings. The surviving corporation may not be able to do so, or, identifying suitable employees and customers and building the systems and obtaining the other resources necessary may be more expensive, or take longer, than the surviving corporation expects. There can be no assurance that the surviving corporation’s business strategy following the merger will be accretive to earnings within a reasonable period of time.

The current economic environment poses significant challenges for Northeast and could adversely affect Northeast’s financial condition and results of operations.

Northeast is operating in a challenging and uncertain economic environment that includes generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past eighteen months, with decreasing home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values and home sales volumes and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on Northeast’s borrowers or its customers, which could materially adversely affect Northeast’s financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on Northeast and others in the financial services industry. In particular, Northeast faces the following risks in connection with these events:

•

Northeast’s borrowers may be unable to make timely repayments of their loans, or the value of real estate collateral securing the payment of such loans may decrease, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which would increase levels of non-performing loans, resulting in significant credit losses, would increase expenses and could have a material adverse effect on Northeast’s operating results.

•	Increased regulation of Northeast’s industry and compliance with such regulation may increase Northeast’s costs, limit its ability to pursue business opportunities and increase compliance challenges.

•

Increased competition among financial services companies based on the recent consolidation of competing financial institutions and the conversion of investment banks into bank holding companies may adversely affect Northeast’s ability to market its products and services.

•

Northeast may be required to pay significantly higher FDIC deposit premiums and assessments because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

•	Consumer confidence in the financial industry has weakened and individual wealth has deteriorated, which could lead to declines in deposits and impact liquidity.

•	Continued asset valuation declines could adversely impact Northeast’s credit losses and result in goodwill and other asset impairments.

Recent market volatility has impacted and may continue to impact Northeast’s business and the value of Northeast’s common stock.

The performance of Northeast’s business and the trading price of the shares of Northeast’s common stock have been and may continue to be affected by many factors including volatility in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and with respect to financial institutions generally. Government action, such as the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinforcement Act of 2009, or the ARRA, may also affect Northeast and the value of Northeast’s common stock. Given the unprecedented nature of this volatility, Northeast cannot predict what impact, if any, this volatility will have on Northeast’s business or share price and for these and other reasons Northeast’s shares of common stock may trade at a price lower than that at which they were acquired pursuant to the merger.

Northeast operates in a highly regulated environment and may be adversely affected by changes in laws and regulations, or the manner in which they are applied.

Northeast is subject to extensive regulation, supervision and examination by the Federal Reserve Board, the Maine Superintendent and by the FDIC, as insurer of the Bank’s deposits. Such regulation and supervision govern the activities in which Northeast may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of Northeast’s assets and the determination of the level of allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on operations.

Northeast’s participation in the Capital Purchase Program, which includes restrictions on the ability to pay dividends or repurchase outstanding common stock and restrictions on executive compensation, may act to depress the market value of Northeast’s common stock, potentially restrict its operational flexibility and hinder its ability to attract and retain well qualified executives.

Pursuant to its participation in the Capital Purchase Program, Northeast’s ability to declare or pay dividends on any of Northeast’s shares of common stock is limited to $0.09 per share per quarter. Northeast is unable to declare or pay dividends on shares of common stock if in arrears on the payment of dividends on its Series A preferred stock. In addition, Treasury’s approval generally is required for Northeast to make any stock repurchase (other than purchases of Series A preferred stock or shares of common stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) unless all of the Series A preferred stock have been redeemed or transferred by Treasury to unaffiliated third parties. In addition, outstanding shares of common stock may not be repurchased if Northeast is in arrears on the payment of Series A preferred stock dividends. The restriction on Northeast’s ability to pay dividends may depress the market price for its shares of common stock.

In addition, Northeast must comply with the executive compensation and corporate governance standards imposed by ARRA for as long as Treasury holds any securities acquired from Northeast pursuant to the Capital Purchase Program or upon exercise of the warrant held by Treasury. In addition, the restrictions on Northeast’s ability to compensate senior executives as compared to executive compensation at companies that did not participate in the Capital Purchase Program may limit Northeast’s ability to recruit and retain senior executives. Treasury’s ability to change the terms, rules or requirements of the Capital Purchase Program could adversely affect Northeast’s financial condition and results of operations.

The outstanding Series A preferred stock could decrease net income and earnings per share, and the warrant issued to Treasury may be dilutive to holders of Northeast’s common stock.

The sale of the Series A preferred stock to Treasury increased the number of outstanding shares of common stock on a fully-diluted basis. In addition, the Series A preferred stock carry a preferred dividend. The dividends declared on the Series A preferred stock will reduce the net income available to holders of Northeast’s common stock and earnings per share. In addition, the ownership interest of the existing holders of Northeast’s common stock will be diluted to the extent that Treasury exercises the warrant it acquired in connection with Northeast’s participation in the Capital Purchase Program.

If Northeast is unable to redeem the outstanding Series A preferred stock, the annual dividend rate will increase substantially.

If Northeast is unable to redeem the outstanding Series A preferred stock prior to December 12, 2013, the annual dividend rate would increase from 5.0% to 9.0%. Depending on Northeast’s financial condition at the time, such an increase in the annual dividend rate on the Series A preferred stock could have a material negative effect on liquidity and results of operations.

Competition in the financial services industry is intense and could result in Northeast losing business or experiencing reduced margins.

Northeast currently primarily operates in western and south central Maine. Northeast’s future growth and success will depend on its ability to compete effectively in these Maine markets, in the markets in which the Loan Acquisition and Servicing Group invests and in the markets in which the online affinity savings program operates. Northeast faces aggressive competition from other domestic and foreign lending institutions and from numerous other providers of financial services. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. Securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. This may significantly change the competitive environment in which Northeast conducts its business. Some of Northeast’s competitors have significantly greater financial resources and/or face fewer regulatory constraints. As a result of these various sources of competition, Northeast could lose business to competitors or could be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect its profitability.

Adverse events in Maine, where Northeast’s business is currently concentrated, could adversely impact its results and future growth.

Northeast’s business, the location of its branches, the primary source of repayment for its small business loans and the real estate collateralizing its commercial real estate loans and its home equity loans are primarily concentrated in Maine. Unlike larger national or other regional banks that are more geographically diversified, Northeast’s business and earnings are closely tied to general business and economic conditions, particularly the economy of Maine. As a result, Northeast is exposed to geographic risks and adverse changes in laws and regulations in Maine would have a greater negative impact on Northeast’s revenues, financial condition and business than similar institutions in markets outside of Maine.

Northeast is dependent upon the services of its management team.

Northeast is dependent upon the ability and experience of a small number of its key management personnel who have substantial experience with Northeast’s operations, the financial services industry and the markets in which Northeast offers its services. Northeast’s future success depends on the continued contributions of its existing senior management personnel. The loss of the services of one or more senior executives or key managers could have a material adverse effect on Northeast. Northeast’s success also depends on its ability to continue to attract, manage and retain other qualified personnel. We cannot assure you that Northeast will continue to attract or retain such personnel.

Northeast is a holding company and depends on its subsidiary for dividends, distributions and other payments.

Northeast is a separate and distinct legal entity from its banking subsidiary and depends on dividends, distributions and other payments from the Bank to fund dividend payments on Northeast’s common stock and to fund all payments on its other obligations. Northeast and the Bank are subject to laws that authorize regulatory authorities to block or reduce the flow of funds from the Bank to Northeast. Regulatory action of that kind could impede access to the funds that Northeast needs in order to make payments on its obligations or dividend payments. In addition, if the Bank’s earnings are not sufficient to make dividend payments to Northeast while maintaining adequate capital levels, Northeast may not be able to make dividend payments to its common and preferred shareholders. Further, Northeast’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors.

Northeast may not be able to pay dividends and, if Northeast pays dividends, Northeast cannot guarantee the amount and frequency of such dividends.

In addition to the restrictions on the ability to declare or pay dividends imposed by the terms of the Series A preferred stock, the continued payment of dividends on shares of the surviving company common stock will also depend upon Northeast’s debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions, and other factors, including economic conditions, regulatory restrictions, and tax considerations. Northeast cannot guarantee that it will pay dividends or, if it pays dividends, the amount and frequency of these dividends.

An increase in Northeast’s allowance for loan losses will result in reduced earnings.

As a lender, Northeast is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. Northeast evaluates the collectability of its loan portfolio and provides an allowance for loan losses that it believes is adequate based upon various factors. Many of these factors are difficult to predict or estimate accurately, particularly in a changing economic environment. The process of determining the estimated losses inherent in Northeast’s loan portfolio requires subjective and complex judgments and the level of uncertainty concerning economic conditions may adversely affect Northeast’s ability to estimate the incurred losses in its loan portfolio. If Northeast’s evaluation is incorrect and borrower defaults cause losses exceeding the portion of the allowance for loan losses allocated to those loans, Northeast’s earnings could be significantly and adversely affected. Northeast may experience losses in its loan portfolios or perceive adverse trends that require it to significantly increase its allowance for loan losses in the future, which would reduce future earnings.

Prepayments of loans may negatively impact Northeast’s business.

In certain circumstances, Northeast’s customers may prepay the principal amount of their outstanding loans. The speed at which such prepayments occur, as well as the size of such prepayments, are within Northeast’s customers’ discretion. If customers prepay the principal amount of their loans, and Northeast is unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, Northeast’s interest income will be reduced. A significant reduction in interest income could have a negative impact on Northeast’s results of operations and financial condition.

Northeast’s loan portfolio subjects it to credit risk.

Northeast is exposed to the risk that its borrowers may default on their obligations. Credit risk arises through the extension of loans, certain securities, letters of credit and financial guarantees. Although credit personnel analyze the creditworthiness of individual borrowers and limits are established for the total credit exposure to any one borrower, such limits may not have the effect of adequately limiting Northeast’s credit exposure.

Changes in interest rates could adversely affect Northeast’s net interest income and profitability.

The majority of Northeast’s assets and liabilities are monetary in nature. As a result, the earnings and growth of Northeast are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, to events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on Northeast cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact Northeast’s net interest income as well as the valuation of its assets and liabilities.

Banking is an industry that depends, to a large extent, on its net interest income. Net interest income is the difference between (1) interest income on interest-earning assets, such as loans, and (2) interest expense on interest-bearing liabilities, such as deposits. Changes in interest rates can have differing effects on Northeast’s net interest income. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce Northeast’s net interest income. While Northeast has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, it cannot provide assurances that it will be successful in doing so.

Deposit premium insurance assessments may increase substantially, which will adversely affect expenses.

The FDIC imposes an assessment against financial institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from 5 to 43 basis points of the institution’s deposits. On February 27, 2009, the FDIC issued a final rule that increasing the current deposit insurance assessment rates to a range of 12 to 45 basis points, effective as of April 1, 2009. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The special assessment amounted to 5 basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Northeast’s special assessment was $275,000. The FDIC may impose additional emergency special assessments of up to 5 basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. The latest date possible for imposing any such additional special assessment was December 31, 2009, with collection on March 30, 2010. Any additional emergency special assessment imposed by the FDIC may negatively impact Northeast’s earnings.

Northeast may not be able to attract and retain investment services and insurance clients at current levels.

Due to intense competition, Northeast’s investment services division and its insurance offices may not be able to attract and retain clients at current levels. Competition is strong in Northeast’s geographic market areas because there are numerous well-established and successful investment services and insurance firms in these areas. Many of Northeast’s competitors have greater resources than Northeast. Northeast’s ability to successfully attract and retain investment services and insurance clients is dependent upon its ability to compete with competitors’ investment and insurance products, client services and marketing and distribution capabilities. If Northeast is not successful in attracting and retaining investment services and insurance clients, its results of operations and financial condition may be negatively impacted.

Regulators may restrict distributions or require divestiture if Northeast’s subsidiaries are undercapitalized.

If an FDIC-insured depository institution, such as the Bank, fails to meet certain capital standards or requirements (such institution being referred to as an “undercapitalized institution”), the appropriate regulatory agency would be required by law to take one or more of certain specific actions with respect to such institution (for example, the regulatory agency may require the institution to issue new shares, merge with another depository institution, restrict the interest rates it pays on deposits, restrict its asset growth, terminate certain activities, have a new election for its board of directors, dismiss certain directors or officers, divest of certain subsidiaries and/or take any other action that will better resolve the problems of the institution in a manner that will minimize the long-term loss to the FDIC) in the event the undercapitalized institution failed to submit an acceptable capital restoration plan or failed to implement such plan. If Northeast were to control an undercapitalized institution, then the Federal Reserve would be required by law to take one or more of such actions if (i) Northeast and any other company that controls the undercapitalized institution did not agree to guarantee the capital restoration plan for such undercapitalized institution or (ii) the institution was “significantly undercapitalized” as defined in regulations issued by the appropriate regulatory agency. In either case, the appropriate regulatory agency may (a) prohibit Northeast from making any capital distribution without the prior approval of such regulatory agency; (b) require Northeast to divest companies that are controlled by Northeast and that are in danger of becoming insolvent and pose a significant risk to the undercapitalized institution; and (c) require Northeast to divest the undercapitalized institution.

Negative public opinion could damage Northeast’s reputation and adversely impact business and revenues.

As a financial institution, Northeast’s earnings and capital are subject to risks associated with negative public opinion. Negative public opinion could result from Northeast’s actual or alleged conduct in any number of activities, including lending practices, the failure of any product or service sold by Northeast to meet its clients’ expectations or applicable regulatory requirements, corporate governance and acquisitions, or from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Northeast’s ability to keep, attract and/or retain clients and can expose it to litigation and regulatory action. Actual or alleged conduct by one of Northeast’s businesses can result in negative public opinion about its other businesses. Negative public opinion could also affect Northeast’s credit ratings, which are important to its access to unsecured wholesale borrowings. Significant changes in these ratings could change the cost and availability of these sources of funding.

Clients could pursue alternatives to bank deposits, causing Northeast to lose a relatively inexpensive source of funding.

Checking and savings account balances and other forms of client deposits could decrease if clients perceive alternative investments, such as the stock market, as providing superior expected returns. If clients move money out of bank deposits in favor of alternative investments, Northeast could lose a relatively inexpensive source of funds, increasing its funding costs.

Consumers may decide not to use banks to complete their financial transactions, which could affect net income.

Technology and other changes now allow parties to complete financial transactions without banks. For example, consumers can pay bills and transfer funds directly without banks. This process could result in the loss of fee income, as well as the loss of client deposits and the income generated from those deposits.

Northeast’s future growth, if any, may require Northeast to raise additional capital in the future, but that capital may not be available when it is needed.

Northeast is required by regulatory authorities to maintain adequate levels of capital to support its operations. Northeast may need to raise additional capital to support its operations or its growth, if any. Northeast’s ability to raise additional capital will depend, in part, on conditions in the capital markets and Northeast’s financial performance at that time, both of which are outside Northeast’s control. Accordingly, Northeast may be unable to raise additional capital, if and when needed, on acceptable terms, or at all. If Northeast cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired. In addition, if Northeast decides to raise additional equity capital, Investors’ interest could be diluted.

NORTHEAST SPECIAL MEETING

This section contains information from Northeast for Northeast shareholders about the special meeting Northeast has called to approve the merger agreement and to approve the Northeast Bancorp 2010 Stock Option and Incentive Plan. Northeast is mailing this proxy statement/prospectus to you, as a Northeast shareholder, on or about June 18, 2010. Together with this proxy statement/prospectus, Northeast is also sending to you a notice of the Northeast special meeting of the shareholders and a form of proxy card that Northeast’s board of directors is soliciting for use at such special meeting of shareholders and at any adjournment or postponement of the meeting.

This proxy statement/prospectus is also being furnished by Northeast as a prospectus in connection with the issuance of surviving corporation common stock upon consummation of the merger.

Date, Time and Place

The Northeast special meeting will be held on Tuesday, July 27, 2010, at 11:00 a.m., local time, at Northeast Bancorp Headquarters Building, 500 Canal Street, Lewiston, ME 04240.

Matters To Be Considered

At the special meeting, Northeast’s shareholders as of the record date will be asked to consider and vote on the following proposals:

•	To approve the merger agreement, pursuant to which FHB will merge with and into Northeast, with Northeast as the surviving corporation of such merger.

•	To approve the Northeast Bancorp 2010 Stock Option and Incentive Plan.

•	To adjourn or postpone the special meeting, if necessary, to solicit additional proxies in favor of the merger.

•	To act upon such other business as may properly come before the special meeting and any adjournments or postponements thereof.

Proxies

If you are a Northeast shareholder holding shares of Northeast common stock, you should complete and return the proxy card accompanying this proxy statement/prospectus or submit your vote through the internet or via telephone to ensure that your vote is counted at the Northeast special meeting of the shareholders, regardless of whether you plan to attend such special meeting. If your shares are held in nominee or “street name,” you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. Please follow the instructions provided to you.

Any Northeast shareholder who executes a proxy has the power to revoke it at any time before it is voted. Revocation may be made effective by attending the special meeting and voting the shares of common stock in person or by delivering to Suzanne M. Carney, Clerk of Northeast, at the principal offices of Northeast or at the special meeting prior to the opening of the balloting at the special meeting, a written notice of revocation or a later-dated, properly executed proxy. All written notices of revocation and other communications with respect to revocation of proxies not delivered to the Clerk at the special meeting should be addressed to Northeast as follows: 500 Canal Street, Lewiston, Maine 04240, Attention: Suzanne M. Carney, Clerk.

Solicitation

Proxies are being solicited by the Northeast board of directors from Northeast shareholders. Shares of Northeast common stock represented by properly executed proxies, and that have not been revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted “FOR” the approval of the merger agreement, “FOR” the approval of the Northeast Bancorp 2010 Stock Option and Incentive Plan, and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies, and in the discretion of the individuals named as proxies as to any other matter that may come before the special meeting.

Northeast will bear the costs and expenses of copying, printing and distributing this proxy statement/prospectus and all listing, filing or registration fees, including without limitation, fees paid for filing the registration statement of which this proxy statement/prospectus is a part with the SEC and any other fees paid for filings with governmental authorities. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of Northeast or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Northeast will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

Record Date

The Northeast board of directors has fixed the close of business on June 14, 2010, as the record date for determining the Northeast shareholders entitled to receive notice of and to vote at the special meeting. Only Northeast shareholders of record as of the record date are entitled to notice of and to vote at the special meeting. As of June 11, 2010, the last trading day before the record date, 2,322,332 shares of Northeast common stock were issued and outstanding and held by approximately 808 record holders. Northeast shareholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of Northeast common stock held of record at the close of business on the record date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Northeast common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. For purposes of determining the presence of a quorum, abstentions will be counted as shares present as will shares represented by a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares, or “broker non-votes.” Neither abstentions nor broker non-votes will be counted as votes cast for purposes of determining whether a proposal has received sufficient votes for approval.

Action Required

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Northeast common stock outstanding and entitled to vote.

Approval of the 2010 Stock Option and Incentive Plan requires the affirmative vote of a majority of the votes cast at the special meeting.

As of the record date, Northeast directors and executive officers, who have entered into voting agreements with FHB, held approximately 163,916 shares (or approximately 7.0% of the outstanding shares) of Northeast common stock entitled to vote at the special meeting.

As of the record date, FHB held no shares of Northeast common stock and none of its members or executive officers or their affiliates held any shares of Northeast common stock. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 122.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for approval of the merger agreement, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” the merger agreement.

Brokers who hold shares of Northeast common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this proxy statement without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as “broker non-votes.” If your broker holds your shares of Northeast common stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, by following the instructions included on the enclosed proxy card, submit your vote through the internet or via telephone or fill out the voter instruction form, if applicable.

Abstentions and broker non-votes will be included in determining the presence of a quorum at the special meeting, but will have the same effect as voting against approval of the merger agreement. A majority of the votes properly cast is required to approve the Northeast Bancorp 2010 Stock Incentive and Equity Plan and one or more adjournments of the special meeting. Abstentions and broker non-votes will have no effect on the outcome of those votes.

Proposal to Approve Adjournment of the Special Meeting

Northeast is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Northeast may not have received sufficient votes to approve the merger agreement by the time of the special meeting. In that event, Northeast would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder vote to approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. If the special meeting is adjourned, Northeast is not required to give notice of the date, time and place of the adjourned meeting if the new date, time and place is announced at the meeting before adjournment, unless the board of directors fixes a new record date for the special meeting.

The adjournment proposal relates only to an adjournment of the special meeting occurring for purposes of soliciting additional proxies for approval of the merger agreement proposal in the event that there are insufficient votes to approve that proposal. The Chairman of the board of directors, or in the absence of the Chairman, the President or a Vice-President or a Chairman designated by the board of directors, retains full authority to the extent set forth in Northeast’s bylaws and under Maine law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Northeast shareholders.

THE MERGER

Generally

Under the terms and conditions set forth in the merger agreement, FHB will be merged with and into Northeast, with Northeast being the surviving corporation. At the effective time of the merger, each share of Northeast common stock outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the shareholder, be converted into the right to receive either:

•	$13.93 in cash (which is referred to as the cash consideration); or

•	one share of surviving corporation common stock, plus cash in lieu of any fractional share (which is referred to as the stock consideration).

You will have the opportunity to elect the form of consideration to be received for all shares of Northeast common stock that you hold, subject to allocation procedures set forth in the merger agreement. You may elect to receive a portion of your merger consideration in cash and the remaining portion in shares of surviving corporation common stock. The allocation procedures included in the merger agreement are intended to ensure that 40% of the outstanding shares of Northeast common stock immediately prior to the effective time of the merger will be converted into the right to receive cash, and 60% of these shares of Northeast common stock will be converted into the right to receive shares of surviving corporation common stock.

FHB was formed as a Delaware limited liability company in March 2009 in order to raise third-party capital to be invested in a financial institution. Richard Wayne, Claire Bean and Heather Campion are FHB’s sole members and officers. In connection with the merger, FHB has secured equity commitments from certain accredited investors to fund, at the closing of the merger, a portion of (i) the cash consideration of $12,940,037 to be paid to the existing shareholders of Northeast in exchange for their existing shares of Northeast common stock, (ii) a capital contribution to Northeast of $16,175,042 in exchange for newly issued shares of common stock of the surviving corporation, and (iii) fees and expenses incurred by FHB relating to the merger of up to $1,000,000 that will not be paid by Northeast. Upon the closing of the merger, each investor in FHB will receive membership interests in FHB that immediately thereafter will be converted into the right to receive 0.96679 shares of common stock of the surviving corporation in exchange for each unit of FHB held by that investor. After giving effect to the merger, including the capital contribution by FHB, current Northeast shareholders will hold, in the aggregate, 40% of the surviving corporation’s common stock. The FHB investors will hold, in the aggregate, 60% of the surviving corporation’s common stock.

Background of the Merger

The board of directors of Northeast and its senior management have regularly reviewed Northeast’s strategic alternatives. These reviews included a periodic assessment by financial advisors, including Keefe, Bruyette & Woods, Inc., or KBW, of Northeast’s financial performance and return to shareholders, stock trading patterns and trends in the financial marketplace, including merger and acquisition activity, both regionally and nationwide. In addition, these reviews often included a discussion of the fiduciary duties of Northeast’s board of directors with Barley Snyder LLC, Northeast’s special legal counsel.

At various times in the second half of 2008 and throughout 2009, the Northeast board of directors discussed the overall effect of the economy on Northeast’s strategic plan. The board gave consideration to comments made by Northeast’s regulators, who indicated that they were concerned about the potential for a prolonged recession and/or rising interest rates and, therefore, mindful of the need for the Bank to retain capital and increase liquidity, which the board anticipated might in turn would put pressure on Northeast’s ability to pay a dividend to common shareholders. The board also noted the limited trading market for Northeast’s stock, and the fact that some of Northeast’s shareholders may wish to secure a liquidity option with respect to their Northeast shares.

In November 2008, Northeast applied to participate in the United States Department of the Treasury’s Troubled Asset Relief Program Capital Purchase Program, or Capital Purchase Program, as a means of enhancing

Northeast’s capital for loan growth and expansion. Northeast received $4.2 million in proceeds from the issuance of preferred stock to the U.S. Treasury under the Capital Purchase Program on December 12, 2008.

As part of its periodic review of the Northeast strategic plan, the board of directors held a two-day strategic planning session on October 16 and 17, 2008. In attendance at the meeting by invitation of the board of directors were James Delamater, Northeast’s President and Chief Executive Officer, Robert Johnson, Northeast’s Chief Financial Officer, Pender Lazenby, Northeast’s Chief Risk Officer, Marcel Blais, Northeast’s Chief Operating Officer, Leslie Couper, the Northeast Financial Division Manager and Craig Sargent, President of the Northeast Bank Insurance Group. At the strategic planning session, the board noted the challenges facing Northeast, including the increased cost of regulation and compliance, the decline of real estate values, the overall reduction in consumer spending, ongoing credit stress, and the need to avoid taking any undue level of interest rate risk. A representative from a financial advisor gave a presentation on the current merger and acquisition activity in New England. The board discussed various opportunities to (1) secure additional capital as well as future access to additional capital; (2) secure access to new lines of business that are properly aligned with Northeast’s overall resources and/or strategic plan and (3) create a liquidity option for Northeast shareholders who desire to redeem their shares. After discussing Northeast’s ability to achieve these objectives in light of the foregoing challenges, the board concluded, with input from management and the financial advisor, that a strategic business combination with another financial institution would best position Northeast to pursue these opportunities, and directed Mr. Delamater to work with financial advisors to explore a potential strategic business combination with another financial institution.

Between October 2008 and September 2009, Mr. Delamater contacted four financial institutions in New England, and a number of financial advisors, including KBW, also contacted several financial institutions, to explore the possibility of a strategic business combination; these contacts followed up on inquiries made periodically by Northeast and its financial advisors prior to October 2008. As a result of these contacts, Mr. Delamater concluded that either the timing or market dynamics were not conductive to pursuing a strategic business combination with Northeast. In addition, Mr. Delamater contacted several private investors who had, from time to time, expressed an interest in making an investment in Northeast to explore the possibility of a strategic financing transaction, but none of the resulting conversations progressed beyond preliminary discussions. At the board’s regular monthly meetings throughout this period, Mr. Delamater provided the board with updates on the status of his preliminary discussions.

FHB was formed as a Delaware limited liability company in March 2009 in order to raise third-party capital to be invested in a financial institution.

On September 8, 2009, Claire Bean, a member of FHB, called a representative of KBW to explore whether KBW was aware of any financial institutions that would be interested in exploring a potential transaction with FHB. On September 15, 2009, Richard Wayne, a member of FHB, Matthew Botein and Matthew Anestis met with KBW. In November 2009, Mr. Botein joined BlackRock, Inc. as Managing Director and Head of the Special Situations Group and Mr. Anestis joined BlackRock as Managing Director. Prior to joining BlackRock, Mr. Botein and Mr. Anestis worked with FHB to source investment opportunities.

On or about September 15, 2009, a representative of KBW called Mr. Delamater to inquire about whether Northeast would be interested in evaluating a potential transaction with FHB.

On September 17, 2009, FHB and Northeast entered into a confidentiality agreement providing for, among other things, the confidentiality of information relating to Northeast to be disclosed to FHB in connection with FHB’s consideration of a potential transaction and the nondisclosure of any negotiations regarding such a transaction.

On or about October 1, 2009, Mr. Botein and a representative of KBW had a telephone call to discuss, on a preliminary basis, the terms of a potential transaction, including the price and form of merger consideration.

Mr. Botein proposed a per share price equal to tangible book value of Northeast as of June 30, 2009, or $13.05, in a transaction in which the shareholders of Northeast would retain 25% of their existing shares in the surviving corporation and the FHB investors would acquire stock representing 75% of the surviving corporation.

On October 2, 2009, Mr. Delamater, Mr. Johnson, and Mr. Lazenby met with Mr. Wayne, Ms. Bean, Mr. Botein and Mr. Anestis to present an overview of Northeast’s operations and credit quality.

On October 5 and 6, 2009, Mr. Delamater, Mr. Lazenby, Mr. Blais and a representative from KBW met by telephone with Mr. Wayne, Ms. Bean, Heather Campion, a member of FHB, and Mr. Anestis to discuss in more detail, among other things, Northeast’s loan portfolio, earnings estimates, deposits, back-office operations, material contracts, and other due diligence matters.

On or about October 7, 2009, Northeast formally engaged KBW as financial advisor to assist the board of directors in assessing the strategic alternatives available to Northeast.

On October 7, 2009, Mr. Blais provided an FHB representative with information concerning Northeast’s deposits by branch and a competitive data analysis of deposit breakdowns by bank in the communities that Northeast serves.

On October 7, 2009, Mr. Botein and a representative of KBW had a telephone call to continue their discussion of the per share price and form of merger consideration, and agreed to have a meeting between FHB and the senior management team of Northeast to further discuss, on a preliminary basis, the terms of a potential transaction. Mr. Botein proposed a per share price equal to tangible book value of Northeast as of September 30, 2009, or $13.93, in a transaction in which the shareholders of Northeast would retain 25% of their existing shares in the surviving corporation and the FHB investors would acquire stock representing 75% of the surviving corporation.

On October 9, 2009, Mr. Delamater, Mr. Johnson, Mr. Blais and Mr. Lazenby met with Mr. Wayne, Ms. Bean, Ms. Campion, Mr. Anestis and Mr. Botein and provided additional information about Northeast’s businesses, including its branch network and deposits.

On October 16, 2009, Northeast’s board of directors held a regular meeting at which Mr. Delamater notified the board of the recent communications between Northeast’s senior management, KBW and FHB. Northeast’s board directed Mr. Delamater to continue to engage in preliminary discussions with FHB.

On October 16, 2009, FHB and Mr. Delamater’s assistant exchanged emails coordinating the logistics for a meeting between FHB and Northeast’s senior management team, and the parties agreed to meet in person on October 22, 2009 in order to discuss the terms of FHB’s preliminary proposal as outlined by Mr. Botein on the October 7, 2009 telephone call with the representative of KBW.

On October 20, 2009, Northeast and FHB entered into a confidentiality agreement providing for, among other things, the confidentiality of information relating to FHB to be disclosed to Northeast in connection with Northeast’s consideration of a potential transaction and the nondisclosure of any negotiations regarding such a transaction.

On October 22, 2009, Mr. Wayne, Ms. Bean, Ms. Campion, Mr. Anestis and Mr. Botein met with Mr. Delamater and a representative from KBW to discuss FHB’s proposed business strategy, which contemplated (i) the expansion of the surviving corporation’s current banking services (with emphasis on core deposit growth), (ii) the introduction of a loan acquisition and servicing business and (iii) the introduction of an affinity deposit gathering strategy. In addition, the participants in the meeting discussed, on a preliminary basis, the terms of a potential transaction, and Mr. Delamater indicated his belief the Northeast board would desire an opportunity to retain a larger percentage of the surviving corporation than FHB’s October 7 proposal.

On November 4, 2009, Mr. Anestis sent an email to the representative of KBW requesting that a telephone call be scheduled for November 5 to further discuss the terms of the transaction.

On November 5, 2009, Mr. Anestis, Mr. Botein, Mr. Wayne, Mr. Delamater, and a representative of KBW had a telephone call during which the parties continued to discuss opportunities and strategies for the surviving corporation.

On November 8, 2009, FHB delivered to Northeast a non-binding written proposal providing for, among other things, (1) a per share price equal to tangible book value at September 30, 2009, or approximately $13.93 per share; (2) approximately 40% of the consideration to be paid in cash, with existing Northeast shareholders to retain approximately 60% of their stock in the surviving corporation; (3) FHB investors to make an additional capital contribution of approximately $16.2 million to Northeast, in exchange for which FHB investors will receive shares of the surviving corporation’s common stock such that following the merger, FHB investors would own approximately 60% of the surviving corporation’s outstanding stock and existing Northeast shareholders would own approximately 40% of the surviving corporation’s outstanding stock; (4) the ability of Northeast shareholders to elect between the cash and stock consideration, subject to proration procedures and mechanics that would ensure that, in aggregate, Northeast shareholders would receive 40% of the aggregate merger consideration in cash and 60% of the aggregate merger consideration in the stock; and (5) two seats on the surviving corporation’s board of directors for current directors of Northeast, and seven seats on the surviving corporation’s board for directors to be selected by FHB.

Between November 8 and November 18, 2009, Mr. Wayne, Mr. Delamater and a representative of KBW exchanged telephone calls in which they discussed FHB’s proposed business strategies, the termination fee, the surviving corporation’s board composition and the surviving company’s management team, as well as the other terms of FHB’s non-binding written proposal. Mr. Delamater invited representatives from the FHB team to attend a Northeast board meeting to be held on November 20, 2009.

On November 19, 2009, Mr. Wayne, Ms. Bean and Mr. Botein had dinner with Mr. Delamater, Mr. Johnson, Mr. Lazenby, Mr. Blais and a representative of KBW. After the dinner, KBW indicated that Northeast would like to secure employment agreements for Messrs. Delamater, Johnson, Blais and Lazenby in connection with the proposed transaction.

On November 20, 2009, the Northeast board of directors held a meeting at which it considered FHB’s non-binding written proposal. In attendance at the meeting by invitation of the board of directors were a representative of Barley Snyder and a representative of KBW. Mr. Wayne, Ms. Bean and Mr. Botein joined the board meeting and discussed with the board FHB’s proposed business strategy and the terms of FHB’s indication of interest. After Mr. Wayne, Ms. Bean and Mr. Botein left the board meeting, Mr. Delamater summarized his recent discussions with FHB. In consideration of FHB’s indication of interest, the board reviewed Northeast’s short- and long-term business strategies, the competitive landscape and market trends in the industry, and challenges confronting Northeast in seeking to achieve its strategic objectives, including maintaining adequate capital levels, increasing earnings internally and/or continuing to grow through acquisitions of other banks, due primarily to the ongoing recession.

A representative of Barley Snyder reviewed with the board of directors its fiduciary duties in connection with considering the potential transaction with FHB. A representative of KBW reviewed with the board of directors certain preliminary materials analyzing Northeast’s expression of interest including with respect to a review of comparable company analysis, comparable transactions analysis, premiums paid analysis, and discounted cash flow analysis. The board of directors considered the potential advantages and disadvantages of contacting and discussing a potential transaction with third parties other than FHB, including the potential disruptions to Northeast’s business of a protracted transaction process. In addition, the board of directors discussed confidentiality concerns associated with approaching potential acquirers within the industry and the impact on Northeast’s business that could result from any breaches of confidentiality, including the potential loss of customers, suppliers and employees resulting from their uncertainty over the future of Northeast. The board of directors also discussed the potential need to disclose during such process competitively sensitive information to competitors and potential competitors. In addition, the board of directors discussed the likelihood of a third party expressing interest in a transaction with Northeast in light of the lack of interest expressed following the prior contacts made by Mr. Delamater and financial advisors. In light of the foregoing considerations, the board concluded that the interests of Northeast’s shareholders would best be served by focusing on a potential strategic transaction with FHB. The board authorized senior management to proceed with negotiations concerning a definitive agreement with FHB.

On November 21 and 22, 2009, December 7, 8 and 16, 2009, January 25 through 27, 2010, and March 26, 2010, FHB and its advisors conducted on-site due diligence of Northeast, and continued their off-site due diligence review of Northeast’s business, including the review of legal and financial documents related to Northeast, through March 30, 2010. Representatives of FHB and Northeast, including their respective legal counsel and financial advisors, discussed Northeast’s operations, capital structures, regulatory considerations, and other matters raised in the course of the due diligence process.

Between November 25 and 27, 2009, Mr. Delamater and Mr. Wayne exchanged emails coordinating the logistics for an off-site meeting between FHB and members of the Northeast board of directors and senior management for the purpose of facilitating Northeast’s due diligence of FHB.

On November 30, 2009, the board held a special telephone meeting to receive an update from Northeast’s senior management team as to the status and progress of negotiations with FHB.

On December 16, 2009, Directors Judy Wallingford, John Rosmarin, John Orestis and Stephen Wight, Mr. Delamater, Mr. Johnson, Mr. Blais and a representative of KBW met off-site with Mr. Wayne, Ms. Bean, Ms. Campion, Mr. Anestis and Mr. Botein for the purpose of facilitation Northeast’s due diligence of FHB. The participants in the meeting discussed Northeast’s operations, capital structures, regulatory regimes, and other matters raised in the course of the due diligence process.

The board held its regularly scheduled meetings on December 18, 2009 and January 15, 2010, at which Mr. Delamater provided updates on the status of his discussions with FHB representatives. In addition, Mr. Delamater provided informal updates to the Northeast board of directors by telephone to inform the directors of his discussions with FHB representatives.

On December 21, 2009, FHB met with representatives of the Federal Reserve Board in Boston to outline the proposed terms of the transaction and FHB’s business plan. The Federal Reserve Board requested supplemental information about the proposed transaction and business plan, which FHB provided on January 11, February 11 and March 8, 2010.

On January 6, 2010, the board held a special telephone meeting to receive an update from Northeast’s senior management team as to the status and progress of negotiations with FHB. In addition, the board discussed Northeast’s senior management’s due diligence of FHB.

On January 14, 2010, Ms. Wallingford, Mr. Rosmarin, Mr. Wight, Directors Conrad Ayotte and James Day, Mr. Delamater, Mr. Johnson, Mr. Blais and Mr. Lazenby met off-site with Mr. Wayne, Ms. Bean, Ms. Campion and Mr. Anestis in order to continue Northeast’s review of FHB.

On February 11, 2010, counsel to FHB furnished an initial draft of the merger agreement to Northeast. Following receipt of this initial draft, a number of drafts of the merger agreement and related documentation were negotiated and exchanged between the parties. FHB also negotiated employment agreements with Messrs. Delamater, Johnson, Blais and Lazenby, to be effective upon the closing of the transaction.

The board held its regularly scheduled meetings on February 19 and March 19, 2010, at which Mr. Delamater provided board members with updates on the status of the negotiations relating to the merger agreement and related documentation. In addition, Mr. Delamater and representatives of Barley Snyder provided informal updates to the Northeast board of directors by telephone and email to inform the directors of the status of negotiations.

On March 26, 2010, Mr. Delamater, Mr. Wayne, Ms. Bean and Ms. Campion met with representatives of the Maine Bureau of Financial Institutions to outline the terms of the proposed merger and FHB’s business plan.

On March 30, 2010, the Northeast board held a meeting to consider the proposed terms of the transaction and the merger agreement and related documents. In attendance at the meeting by invitation of the board of directors was Mr. Lazenby, Mr. Johnson and Mr. Blais, a representative of Barley Snyder and a representative of KBW. Mr. Delamater provided an overview of the negotiation process to date with FHB’s representatives. A representative of Barley Snyder reviewed with the board of directors the terms of the merger agreement, a draft of which was originally provided to the board on March 19, together with a memorandum summarizing the agreement and the board’s duties, trading restrictions and confidentiality obligations in connection with the proposed transaction. Representatives of KBW reviewed with the board of directors its final analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by Northeast’s shareholders in the merger was fair, from a financial point of view, to Northeast’s shareholders. Northeast’s board of directors asked numerous questions of management, KBW and Barley Snyder, and discussed at length the advantages and risks of the proposed transaction that are described below under the heading “—Recommendation of the Northeast Board of Directors and Reasons for the Merger.” Based on these deliberations, the Northeast board unanimously voted to adopt the merger agreement.

On the evening of March 30, 2010, Northeast and FHB executed the definitive merger agreement.

On March 31, 2010, Northeast and FHB issued a joint press release before the opening of the markets announcing the execution of the merger agreement.

Northeast’s Reasons for the Merger

Northeast’s board consulted with senior management and Northeast’s financial and legal advisors, drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of Northeast and the FHB management team and business strategy. In connection with its review and approval of the merger agreement and in the course of its deliberations, Northeast’s board of directors also considered numerous factors, including the following positive and negative factors:

Positive Factors

•

The Northeast board of directors’ belief that, given the current prospective environment in which Northeast operates, including the economic, competitive and regulatory conditions facing financial institutions generally, and specifically Northeast’s margin pressure, slowing deposit and revenue growth, increasing expenses from regulatory initiatives and compliance mandates, and the need for substantial capital resources to address emerging opportunities in the banking and finance industries, pursuing the merger with FHB would be more beneficial to shareholders than not pursuing the merger.

•

Northeast’s positive perception about FHB’s management team as a result of Northeast’s due diligence review of FHB and FHB’s proposed business strategy, which contemplates building on the Bank’s existing operational infrastructure and introducing new products and services, such as a pilot affinity deposit gathering strategy, as well as the addition of a Loan Acquisition and Servicing Group, and the FHB management team’s extensive experience in successfully managing financial institutions and, more particularly, the acquisition, management and disposition of commercial loans.

•

The fact that FHB, in the merger agreement, has committed to: (i) support Northeast’s existing local communities by, among other things, encouraging the active involvement of management and employees in community events, maintaining a local presence and committing reasonable amounts of resources to support of community events; (ii) subject to supervision and oversight by the board of directors and senior management of Northeast, preserve the local loan approval authority of the officers and employees of the Bank; (iii) preserve and use the present name of “Northeast Bank” for the community bank operations in Maine; (iv) preserve Northeast’s status as a Maine-chartered institution with headquarters in its current geographic footprint; and (v) pursue new strategies using Northeast as a platform company.

•	The retention of the current senior management team of Northeast, and the post-merger board representation by members of the Northeast’s current board of directors.

•

The effects of the merger on Northeast’s depositors and customers and the communities served by Northeast, which was deemed to be favorable given FHB’s willingness to, among other things, commit to maintaining a local presence and preserving the name “Northeast Bank.”

•

The terms and conditions of the merger agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions which the board believed provided adequate assurances about the ability of FHB to consummate the transaction, including the financing of the merger.

•

The fact that the FHB investors have executed binding equity commitment letters to fund, at the closing of the merger, the cash consideration to be paid to Northeast shareholders and a capital contribution to Northeast.

•	The expected ability of FHB to receive the requisite regulatory approvals in a timely manner.

•

The fact that the merger offers Northeast shareholders an opportunity to sell some or all of their shares, as Northeast’s common stock historically has a relative low volume of shares traded on a daily basis.

•

The presentations made by KBW with respect to the proposed consideration to be received by the holders of Northeast common stock in the merger, and the oral opinion of KBW, subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in that opinion, the consideration to be received by Northeast shareholders in the merger was fair from a financial point of view to those shareholders.

Negative Factors

•

The provisions in the merger agreement limiting the amount of Northeast common stock that will be exchanged for cash and for surviving corporation common stock, which may result in some shareholders receiving a form of merger consideration other than that which they actually elected.

•

The merger agreement provides for Northeast’s payment of a $1,000,000 termination fee to FHB if the merger agreement is terminated under certain limited circumstances, although this factor was mitigated, to some extent, by the fact that such circumstances would generally involve the receipt of an acquisition proposal with a third party, and that there is an overall liability cap of $1,000,000 (including the termination fee) in the event of any breach of the merger agreement.

•

The merger agreement limits Northeast’s ability to solicit or discuss alternative transactions during the pendency of the merger, although this was mitigated, to some extent, by the fact that Northeast’s board is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal.

•	The fact that the percentage ownership of Northeast’s current shareholders will be reduced to 40% of the outstanding capital stock of the surviving corporation as a result of the merger.

•	The possibility that FHB’s business strategy may not be as successful as expected.

•	The fact that there are significant costs and substantial management time and effort involved in connection with completing the merger, which may disrupt Northeast’s operations.

Some of Northeast’s officers and directors may be deemed to have interests in the merger, described under “— Interests of Certain Persons” beginning on page 122 of this document, that are in addition to or different from their interests as Northeast shareholders generally. This discussion of the information and factors considered by Northeast’s board of directors is not exhaustive, but includes all material factors considered by the board. In view of the wide variety of factors considered by Northeast’s board of directors in connection with its evaluation of the merger and the complexity of these matters, Northeast’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Northeast’s board of directors evaluated the factors described above, including asking questions of Northeast’s management and Northeast’s legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of Northeast and its shareholders, its employees, its customers and the communities served by Northeast. In considering the factors described above, individual members of Northeast’s board of directors may have given different weights to different factors. Northeast’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Recommendation of the Northeast Board of Directors

The board of directors of Northeast has unanimously approved the merger agreement and recommends that Northeast shareholders vote “FOR” the approval of the merger agreement.

See “ — Northeast’s Reasons for the Merger” beginning on page 111 for a more detailed discussion of the Northeast board of directors’ recommendation with regard to the merger agreement.

Fairness Opinion of Northeast’s Financial Advisor

On November 26, 2009, Northeast engaged Keefe, Bruyette & Woods, Inc. or KBW, to render financial advisory and investment banking services to Northeast. KBW agreed to assist Northeast in assessing the fairness, from a financial point of view, of the consideration to be received in the merger of FHB into Northeast. Northeast selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Northeast and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, a representative of KBW attended the meeting of the Northeast board held on March 30, 2010, at which the Northeast board evaluated the proposed merger with FHB. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, the consideration offered to Northeast shareholders in the merger was fair from a financial point of view. The Northeast board approved the merger agreement at this meeting.

The full text of KBW’s written opinion is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. Northeast shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Northeast board and addresses only the fairness, from a financial point of view, of the consideration offered to the Northeast shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Northeast shareholder as to how the shareholder should vote at the Northeast special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement;

•	Annual Reports to shareholders and Annual Reports on Form 10-K for the three years ended June 30, 2009 of Northeast;

•	Quarterly Reports on Form 10-Q of Northeast;

•	offering materials furnished by FHB to its potential investors; and

•	other financial information concerning the businesses and operations of Northeast and FHB furnished to KBW by Northeast and FHB, respectively, for purposes of KBW’s analysis;

•	held discussions with members of senior management of Northeast and FHB regarding

•	past and current business operations;

•	regulatory relations;

•	financial condition; and

•	future prospects of their respective companies;

•

reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Northeast and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Northeast and FHB as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefore) provided to KBW. KBW assumed, without independent verification, that the aggregate allowance for loan and lease losses for Northeast is adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of FHB or Northeast, nor did it examine or review any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Northeast’s and FHB’s senior management teams. Northeast and FHB do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•

the Financing (as defined in the merger agreement) will be completed substantially in accordance with the Equity Commitment Letters (as defined in the merger agreement) and as set forth in the merger agreement without any waivers or amendments;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles of the United States. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Northeast common stock will trade since the announcement of the proposed merger or the actual value of the Northeast common shares when issued pursuant to the merger, or the prices at which the Northeast common shares will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Northeast and FHB. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Northeast board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Northeast board with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the Northeast board on March 30, 2010, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Northeast board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, each outstanding share of common stock, par value $1.00 per share, of Northeast will be converted into the right to receive, at the election of the holder, either (i) one share of common stock, par value $1.00 per share, of the Surviving Corporation common stock or (ii) $13.93 in cash, provided that 1,393,399 shares of common stock outstanding, representing approximately 60% of the shares of Northeast’s common stock outstanding, will be exchanged for the Surviving Corporation common stock and the remainder of the shares of Northeast’s common stock issued and outstanding will be exchanged for cash. The terms and conditions of the merger are more fully described in the merger agreement.

Selected Peer Group Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Northeast to the following groups of depository institutions that KBW considered comparable to Northeast.

Companies included in Northeast’s New England peer group were:

Cambridge Bancorp

Patriot National Bancorp, Inc.

Northway Financial, Inc.

New England Bancshares, Inc.

Centrix Bank & Trust

Salisbury Bancorp, Inc.

Community Bancorp.

Katahdin Bankshares Corporation

Union Bankshares, Inc.

Ledyard Financial Group, Inc.

BNC Financial Group Inc.

Citizens National Bancorp

Middlebury National Corporation

SBT Bancorp, Inc.

First Ipswich Bancorp

Connecticut Bank and Trust Company

Grand Bank Corporation

Connecticut River Bancorp, Inc.

Peoples Trust Company of St. Albans’

Companies included in Northeast’s Maine peer group were:

Camden National Corporation

First Bancorp, Inc.

Bar Harbor Bankshares

Katahdin Bankshares Corporation

Damariscotta Bankshares, Inc.

Border Bancshares, Inc.

Auburn Bancorp, Inc. (MHC)

To perform this analysis, KBW used financial information as of the three months period ended December 31, 2009 except for the comparison of net charge offs to average loans and price to last-twelve-months EPS, for which the twelve month period ended December 31, 2009 was used. Market price information was as of March 26, 2010. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Northeast and FHB’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Northeast’s financial performance:

	Northeast	New England Peer Group Minimum	New England Peer Group Maximum
Core Return on Average Assets (1)	0.43%	(1.87)%	1.14%
Core Return on Average Equity (1)	5.4%	(44.7)%	12.9%
Net Interest Margin	3.14%	2.20%	4.57%
Fee Income/Revenue	40.8%	2.8%	39.2%
Efficiency Ratio	82.0%	54.3%	154.4%

	Northeast	Maine Peer Group Minimum	Maine Peer Group Maximum
Core Return on Average Assets (1)	0.43%	(3.06)%	0.92%
Core Return on Average Equity (1)	5.4%	(47.5)%	11.0%
Net Interest Margin	3.14%	3.27%	4.25%
Fee Income/Revenue	40.8%	8.0%	29.1%
Efficiency Ratio	82.0%	44.1%	154.0%

(1)	Core income excludes extraordinary items, non-recurring items and gains/losses on sale of securities

KBW’s analysis showed the following concerning Northeast’s financial condition:

	Northeast	New England Peer Group Minimum	New England Peer Group Maximum
Tangible Common Equity/Tangible Assets	5.49%	3.90%	13.42%
Loans/Deposits	104.4%	58.7%	105.4%
Core Deposits/Total Deposits	71.3%	60.1%	90.8%
Loan Loss Reserve/Loans	1.50%	0.89%	3.11%
Nonperforming Assets/Loans + OREO	3.31%	0.23%	19.50%
Texas Ratio (2)	33.9%	1.7%	264.0%
Last Twelve Months Net Charge-Offs/Average Loans	0.52%	0.03%	1.81%

	Northeast	Maine Peer Group Minimum	Maine Peer Group Maximum
Tangible Common Equity/Tangible Assets	5.49%	6.21%	10.01%
Loans/Deposits	104.4%	79.8%	134.0%
Core Deposits/Total Deposits	71.3%	63.5%	90.2%
Loan Loss Reserve/Loans	1.50%	0.64%	1.69%
Nonperforming Assets/Loans + OREO	3.31%	1.38%	6.07%
Texas Ratio (2)	33.9%	10.1%	62.3%
Last Twelve Months Net Charge-Offs/Average Loans	0.52%	0.05%	2.25%

(2)	Texas Ratio = (NPAs + 90 days past due)/(Tangible Common Equity + Loan Loss Reserve)

KBW’s analysis showed the following concerning Northeast’s market performance:

	Northeast		New England Peer Group Minimum		New England Peer Group Maximum		Implied Valuation Range
Stock Price/Book Value per Share	0.71	x	0.25	x	2.02	x	$4.78-$39.40
Stock Price/Tangible Book Value per Share	0.98	x	0.25	x	2.70	x	$3.49-$38.26
Stock Price/Last Twelve Months EPS	21.4	x	10.1	x	30.0	x	$6.58-$17.50
Dividend Yield	2.6%		0.0%		5.5%
Last Twelve Months Dividend Payout Ratio	55.4%		0.0%		89.6%

	Northeast		Maine Peer Group Minimum		Maine Peer Group Maximum		Implied Valuation Range
Stock Price/Book Value per Share	0.71	x	0.23	x	1.42	x	$4.51-$27.57
Stock Price/Tangible Book Value per Share	0.98	x	0.23	x	1.75	x	$3.28-$24.86
Stock Price/Last Twelve Months EPS	21.4	x	9.3	x	28.3	x	$6.03-$18.42
Dividend Yield	2.6%		0.0%		5.1%
Last Twelve Months Dividend Payout Ratio	55.4%		0.0%		96.7%

Comparable Transaction Analysis. KBW reviewed publicly available information related to selected comparably sized acquisitions of nationwide banks and bank holding companies announced after January 1, 2009, with aggregate transaction values between $20 million and $200 million. The transactions included in the groups were:

Acquiror

Veritex Holdings, Inc.

Rabobank Nederland

National Australia Bank, Limited

Chemical Financial Corporation

Tower Bancorp, Inc.

United Community Bancorp, Inc.

Private Investor — R. Dean Phillips

Union Savings Bank

First National Security Company

Western Liberty Bancorp

Florida Shores Bancorp, Inc.

United Financial Bancorp, Inc.

Danvers Bancorp, Inc.

First Savings Financial Group, Inc.

Community Exchange Bancshares

Bank Acquiree

Professional Bank, National Association

Napa Community Bank

F&M Bank-Iowa Central

O.A.K. Financial Corporation

First Chester County Corporation

Brown County State Bank and Marine Bank & Trust

HNB National Bank

First Litchfield Financial Corporation

Heritage Capital Corporation

Service1st Bank of Nevada

Shamrock Bank of Florida

CNB Financial Corp.

Beverly National Corporation

Community First Bank

Hindman Bancshares, Incorporated

Transaction multiples for the merger were derived from an offer price of $13.93 per share for Northeast. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	the earnings per share of the acquired company for the latest 12 months of results publicly available prior to the time the transaction was announced;

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	FHB / Northeast Merger		Comparable Bank Transactions Minimum		Comparable Bank Transactions Maximum		Implied Valuation Range
Last Twelve Months Earnings per Share	21.4	x	9.0	x	40.5	x	$5.86-$26.34
Book Value	72%		81%		206%		$15.78-$40.08
Tangible Book Value	98%		85%		206%		$12.12-$29.20
Core Deposit Premium	(0.2)%		(5.7)%		13.0%		$7.65-$29.07
Market Premium (1)	0.2%		3.4%		158.6%		$14.38-$35.95

(1)	Based on Northeast closing price of $13.90 on March 26, 2010

No company or transaction used as a comparison in the above analysis is identical to Northeast, FHB or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Pro Forma Tangible Book Value Per Share Analysis. KBW calculated the impact of the transaction to Northeast’s tangible book value per share as of December 31, 2009. The analysis indicated that the merger is expected to be dilutive to tangible book value per share for Northeast. For the above analyses, the actual results achieved by Northeast following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Northeast could provide to equity holders through 2015 on a stand-alone basis. In performing this analysis, KBW used earnings estimates for Northeast for 2010 through 2012 from Northeast management and assumed discount rates ranging from 10.0% to 14.0%. The range of values was determined by adding (1) the present value of projected cash dividends to Northeast shareholders from 2010 to 2015, assuming an annual dividend of $0.36 per share and (2) the present value of the terminal value of Northeast’s common stock. In calculating the terminal value of Northeast, KBW applied multiples ranging from 10.0 times to 14.0 times 2016 forecasted earnings. In determining cash flows available to shareholders, KBW assumed that Northeast would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Northeast. This resulted in a range of values of Northeast from $8.51 to $15.02 per share.

KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Northeast.

Other Analyses. KBW reviewed the relative financial and market performance of Northeast to a variety of relevant industry peer groups and indices.

The Northeast board has retained KBW as an independent contractor to act as financial adviser to Northeast regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Northeast and FHB. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Northeast for KBW’s own account and for the accounts of its customers.

Northeast and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Northeast agrees to pay KBW a cash fee of $100,000 concurrently with the rendering of the Fairness Opinion relating to the Transaction. Additionally, Northeast will pay to KBW at the time of closing of the Transaction a cash fee equal to $600,000. Pursuant to the KBW engagement agreement, Northeast also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

FHB’s Reasons for the Merger

In reaching its decision to approve the merger agreement and related transactions, FHB’s members considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	information concerning the business, operations, financial condition, earnings and prospects of Northeast;

•	the terms and conditions of the merger agreement, including the financial terms, and the structure of the merger;

•	the ability to complete the merger, including the conditions to the merger requiring receipt of necessary regulatory approvals in accordance with the terms of the merger agreement; and

•	the opportunity for the surviving corporation to be well-positioned for future growth.

FHB’s members did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. After taking into account all of the factors set forth above, FHB’s members unanimously approved the merger agreement.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting with FHB treated as the acquirer under United States generally accepted accounting principles, or GAAP. Under the acquisition method, the assets and liabilities of Northeast will be adjusted to fair value at the date of the merger. All identifiable intangibles will be recorded at their fair value and included as part of the assets acquired. Any excess of the purchase price over the fair value of net identifiable and intangible assets and liabilities is recorded as goodwill. To the extent the fair value of the net assets, including identifiable intangibles of Northeast, exceeds the purchase price at the merger date, that amount will be recognized as a gain in earnings as of the acquisition date. Identifiable intangibles will be amortized over their estimated lives and will be evaluated annually, at a minimum, for impairment.

Post-Closing Capitalization

Following the merger, Northeast will have approximately 3,483,498 shares of common stock outstanding. Investors in FHB before the merger will own approximately 60% of the total shares outstanding after the merger and Northeast’s current shareholders will own approximately 40%.

All of the numbers and percentages calculated above are based on the outstanding shares as of the record date and do not take into account the exercise of any outstanding stock options or warrants or the conversion of any convertible security that would result in the issuance of additional common stock of Northeast.

Restrictions on Resale of Northeast Common Stock by Affiliates

The shares of Northeast common stock to be issued in connection with the merger will be freely transferable under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Northeast for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Northeast and may include the executive officers, directors and significant shareholders of Northeast. The shares of Northeast common stock to be issued to FHB investors are being issued in a private placement and as such are restricted securities, subject to resale under Rule 144 of the Securities Act. Under the merger agreement, Northeast is obligated under certain circumstances to register the resale of the FHB investors’ Northeast common stock received in the merger.

Material Federal Income Tax Consequences of the Merger

The following is a general summary of material United States federal income tax consequences of the merger of FHB and Northeast. The federal income tax laws are complex, and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing temporary and final regulations under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. No attempt has been made to comment on all United States federal income tax consequences of the merger that may be relevant to shareholders of Northeast. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular shareholder of Northeast.

The following discussion may not apply to particular categories of holders of shares of Northeast common stock subject to special treatment under the Code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, individual retirement and other tax-deferred accounts, banks, persons subject to the alternative minimum tax, persons who hold Northeast capital stock as part of a straddle, hedging or conversion transaction, persons whose functional currency is other than the United States dollar, persons eligible for tax treaty benefits, foreign corporations, foreign partnerships and other foreign entities, individuals who are not citizens or residents of the United States and holders whose shares were acquired pursuant to the exercise of an employee stock option or otherwise as compensation. This discussion assumes that holders of shares of Northeast common stock hold their shares as capital assets. The following discussion does not address state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors to determine the specific tax consequences of the merger, including any state, local or foreign tax consequences of the merger.

The Merger

The federal income tax consequences of the merger to a Northeast shareholder generally will depend on whether the shareholder receives cash, surviving corporation common stock or a combination of cash and surviving corporation common stock.

Receipt of Solely Surviving Corporation Common Stock

A Northeast shareholder who receives solely surviving corporation common stock in connection with the merger will not recognize gain or loss. The shareholder’s tax basis in the surviving corporation common stock received pursuant to the merger will equal that shareholder’s tax basis in the shares of Northeast common stock being exchanged. The holding period of surviving corporation common stock received will include the holding period of the shares of Northeast common stock being exchanged.

Receipt of Solely Cash

A Northeast shareholder who receives solely cash in exchange for all of that shareholder’s shares of Northeast common stock pursuant to the merger will either be treated as having redeemed those shares to Northeast or as having sold their shares to FHB or its members and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s aggregate tax basis for such shares of Northeast common stock, which gain or loss will be long-term capital gain or loss if such shares of Northeast common stock were held for more than one year. You should consult your tax advisors regarding any tax consequences resulting from the merger.

Receipt of Surviving Corporation Common Stock and Cash

A Northeast shareholder who receives both surviving corporation common stock and cash consideration in exchange for all of his, her or its shares of Northeast common stock generally will:

•

with respect to the shares exchanged for cash, be treated as having either redeemed a portion of his, her or its shares to Northeast for the cash consideration received in the merger or as having sold such shares to FHB or its members and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares exchanged for cash; and

•

with respect to the shares exchanged for surviving corporation common stock, no gain or loss should be recognized and his, her or its aggregate tax basis in the shares retained in the surviving corporation will equal the shareholder’s aggregate adjusted tax basis in the Northeast shares that were not exchanged for cash.

Backup Withholding

Non-corporate holders of Northeast common stock may be subject to information reporting and backup withholding on any cash payments they receive. Northeast shareholders will not be subject to backup withholding, however, if they:

•

furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

•	are otherwise exempt from backup withholding.

If withholding results in an overpayment of taxes, a refund or credit against a Northeast shareholder’s United States federal income tax liability may be obtained from the Internal Revenue Service, provided the shareholder furnishes the required information to the IRS. A holder that does not furnish their correct taxpayer identification number may be subject to penalties imposed by the IRS.

Other Tax Consequences

The state and local tax treatment of the merger may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the treatment of the merger under state and local tax laws.

Interests of Certain Persons in the Merger

Certain members of Northeast’s management have interests in the merger that are in addition to, or different from, their interests solely as Northeast shareholders. These interests are described below.

Indemnification

Under the terms of the merger agreement, the surviving corporation has agreed to indemnify the officers and directors of Northeast and its subsidiaries to the fullest extent provided in Northeast’s articles of organization and bylaws or similar governing documents of a subsidiary, as the case may be, for a period of six years after the effective date of the merger.

Contemporaneously with the completion of the merger, the surviving corporation intends to enter into indemnification agreements with each of its directors. These agreements provide that Northeast will indemnify each director to the fullest extent permitted by the Maine Business Corporation Act and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

Directors’ and Officer’s Insurance

FHB has also agreed that Northeast may purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage for Northeast’s directors and officers in a form acceptable to Northeast which shall provide such directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Northeast, so long as the aggregate cost is less than or equal to $150,000.

Director Seats on the Surviving Corporation’s Board of Directors

Following the merger, Northeast’s board of directors will consist of nine members, as described in this proxy statement/prospectus, including two representatives from Northeast’s existing board of directors and seven representatives designated by FHB. The members of the Northeast board of directors to serve on the surviving corporation’s board of directors have not been selected as of the date of this proxy statement/prospectus.

Stock Ownership and Voting Power

As of June 15, 2010, the directors and officers of Northeast beneficially owned 7.0% of the total outstanding shares of common stock of Northeast entitled to vote at the special meeting. The merger agreement provides that, as of the effective time of the merger, any options to purchase shares of Northeast common stock held by any Northeast employee, or any Northeast director, will be converted into an option to purchase an identical number of shares of surviving corporation common stock at the same exercise price as the Northeast option. In addition, certain members of management will receive stock options upon consummation of the merger as provided in their employment agreements. See “The Merger — Employment Agreements.”

Employment Agreements

In connection with the merger agreement, each of James Delamater, Robert Johnson, Marcel Blais and Pender Lazenby entered into employment agreements with Northeast Bank, which will become effective upon consummation of the merger. The employment agreements provide for a term of one year, which term renews for additional one-year periods unless either party provides notice of non-renewal. Each executive will be paid a base salary and be eligible to participate in Northeast’s non-equity incentive compensation plan and will receive an award of options in connection with the consummation of the merger, subject to limits that may be imposed on the receipt of such compensation by the Capital Purchase Program. In addition, all but one of the executives is eligible for a retention bonus if he remains employed by Northeast for at least 90 days following consummation of the merger. The salary, retention bonus and options to be received by each executive are set forth in the table below:

	Base Salary	Options		Retention Bonus
James Delamater	$269,946	21,600	(1)	Ineligible
Robert Johnson	$147,518	10,801		Base Salary amount
Marcel Blais	$146,692	10,801		Base Salary amount
Pender Lazenby	$155,944	10,801		Base Salary amount

(1)	To the extent Mr. Delamater is prohibited from receiving this option grant due to Northeast’s participation in the Capital Purchase Program, Northeast’s Compensation Committee may grant Mr. Delamater such other equity award as may be allowed under Treasury rules that would provide Mr. Delamater with a similar economic benefit as the option grant, as determined by the Compensation Committee in its sole discretion.

The options awarded to Mr. Delamater, Mr. Johnson and Mr. Blais will vest in equal installments over five years. The options awarded to Mr. Lazenby will vest in equal installments over four years.

In connection with the merger, the surviving corporation will enter into three-year employment agreements with Mr. Wayne, Ms. Bean and Ms. Campion, subject to and effective upon the consummation of the merger. The salary and options to be received by Mr. Wayne, Ms. Bean and Ms. Campion are set forth in the table below:

	Base Salary	Options
Richard Wayne	$250,000	237,616
Claire Bean	$250,000	118,808
Heather Campion	$250,000	118,808

Pursuant to the terms of the employment agreements, Mr. Wayne, Ms. Bean and Ms. Campion will be entitled to receive annual bonuses, as determined by the surviving corporation’s Compensation Committee, and to participate in the surviving corporation’s benefit programs. The employment agreements will also contain noncompetition and nonsolicitation restrictions for a period of two years (in the case of Mr. Wayne) and one year (in the case of Ms. Bean and Ms. Campion) following termination of employment; provided, that if Mr. Wayne, Ms. Bean or Ms. Campion is terminated without cause or resigns for good reason (as defined in the employment agreement) or the surviving corporation chooses not to renew the employment agreement, the surviving corporation may only enforce the noncompetition and nonsolicitation restrictions to the extent the surviving corporation continues to pay the executive’s base salary for the duration of the restriction period.

The options granted to Mr. Wayne, Ms. Bean and Ms. Campion, or the Proposed Management Equity Incentive Grants, will be subject to certain vesting conditions. Half of the Proposed Management Equity Incentive Awards will be subject to time-based vesting (the “Time-Based Equity”) and half of the Equity Incentive Awards will be subject to performance-based vesting (the “Performance-Based Equity”). The Time-Based Equity will vest in five equal annual installments, commencing on the first anniversary of the merger. The Performance-Based Equity will be divided into three equal tranches, and each tranche will vest if the stock price exceeds the specified hurdle price for a period of 50 of the previous 75 consecutive trading days. The applicable hurdle price will vary depending on the number of years that have elapsed since the merger, as set forth below:

	Time Period	Hurdle Price
Tranche A	Commencing on the date of the merger and ending on the date prior to the fifth anniversary of the merger (Years 1-5)	$27.86

	Commencing on the fifth anniversary of the merger and ending on the date prior to the sixth anniversary of the merger (Year 6)	$31.34

	Commencing on the sixth anniversary of the merger and ending on the date prior to the seventh anniversary of the merger (Year 7)	$34.83

Tranche B	Commencing on the date of the merger and ending on the date prior to the sixth anniversary of the merger (Years 1-6)	$31.34

	Commencing on the sixth anniversary of the merger and ending on the date prior to the seventh anniversary of the merger (Year 7)	$34.83

Tranche C	Commencing on the date of the merger and ending on the date prior to the seventh anniversary of the merger (Years 1-7)	$34.83

In the event any portion of the Performance-Based Equity has not vested by the seventh anniversary of the merger, that portion of the Performance-Based Equity will terminate. In the event of a change in control, all Time-Based Equity will immediately vest and all Performance-Based Equity will vest according to the normal vesting schedule and will be subject to the performance conditions by reference to the value of consideration per share of stock received by Northeast common stockholders in the change in control transaction. In the event that the change in control is a stock transaction that results in the then existing investors of Northeast having a continuing interest in the acquiring company, Northeast will use its good faith efforts to preserve the economic interests represented by the Performance-Based Equity in the surviving company.

Vesting of the Equity Incentive Awards may also accelerate or terminate upon the occurrence of a termination of employment in connection with certain events, which are discussed in more detail in “Northeast Bancorp 2010 Stock Option and Incentive Plan — Summary of the 2010 Plan — New Plan Benefits.”

THE MERGER AGREEMENT

The following discussion describes the material provisions of the merger agreement. We urge you to read the merger agreement, which is attached as Appendix A and incorporated by reference in this document, carefully and in its entirety. The description of the merger agreement in this proxy statement/prospectus has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Structure of the Merger

The merger agreement provides for the merger of FHB with and into Northeast. The surviving corporation in the merger will be Northeast.

Closing of the Merger

The closing of the merger will occur as promptly as practicable after the satisfaction or waiver of all of the closing conditions described in the merger agreement. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of Maine.

We currently expect that the merger will become effective during the third quarter of 2010; however, because the merger is subject to a number of conditions, we cannot predict the actual timing.

Merger Consideration

In the merger, (i) each unit of membership of FHB outstanding immediately prior to the effective time will be converted into the right to receive 0.96679 shares of Northeast voting common stock or Northeast non-voting common stock, which, in the aggregate, will represent approximately 60% of the total shares of Northeast’s common stock outstanding following the consummation of the Merger, and (ii) each share of Northeast common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive either (A) $13.93 per share (the cash consideration), or (B) one share of Northeast common stock, (the stock consideration), subject to proration so that an aggregate of 1,393,399 shares of Northeast common stock, representing 60% of Northeast’s outstanding shares prior to the merger and 40% of Northeast’s outstanding shares after the merger, will convert into the right to receive the stock consideration.

No fractional shares of surviving corporation common stock will be issued in connection with the merger. Instead, each holder of Northeast common stock will receive an amount of cash (without interest), in lieu of any fractional share, based on the average per share closing price of Northeast’s common stock on the NASDAQ Global Market over the three trading days ending two days preceding the closing date of the merger, rounded to the nearest whole cent.

After the merger, each share of preferred stock that is issued and outstanding will remain unchanged.

Election Procedures

No later than 15 business days prior to the anticipated election deadline, each holder of record of Northeast common stock will be sent an election form and other appropriate and customary transmittal materials which will permit each Northeast shareholder:

•	to elect to receive $13.93 per share in cash in exchange for all shares of Northeast common stock held by the shareholder;

•

to elect to receive one share of surviving corporation common stock, plus cash in lieu of any fractional share, per share of Northeast common stock, in exchange for all shares of Northeast common stock held by the shareholder;

•

to elect to receive the cash consideration with respect to a portion of the shares of Northeast common stock held by the shareholder and the stock consideration with respect to the remaining shares of Northeast common stock held by the shareholder; or

•	to make no election with respect to the consideration to be received in exchange for the shareholder’s shares of Northeast common stock, which are referred to as non-election shares.

If your shares or a portion of your shares of Northeast common stock are held in “street name” by a broker, bank or other nominee, an election form will be mailed to the broker, bank or other nominee with respect to those shares.

If you hold a portion of your shares in an individual retirement account and the remaining portion of your shares is held directly in your name, you will receive two election forms: one for your shares held in the individual retirement account and one for the shares held directly in your name.

An election form must be either accompanied by the Northeast stock certificates as to which the election form is being made, or by an appropriate guarantee of delivery of those stock certificates.

In order to be effective, a properly completed election form must be submitted to the exchange agent on or before 5:00 p.m., New York City time, on the fifth business day prior to the closing date, unless Northeast and FHB have mutually agreed to another date and time as the election deadline.

If a Northeast shareholder either:

•	does not submit a properly completed election form in a timely fashion; or

•

revokes his, her or its election form prior to the deadline for the submission of the election form and does not resubmit a properly completed election form by the election form deadline, the shares of Northeast common stock held by the shareholder will be designated non-election shares. The exchange agent will have reasonable discretion in determining whether any election revocation or change was properly or timely made and to disregard any immaterial defects in the election form.

If you have a preference for receiving either cash or surviving corporation common stock for your shares of Northeast common stock, you should return the election form indicating your preference. Northeast shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of Northeast shares being converted into the right to receive cash and surviving corporation common stock. If you do not make an election, you will be allocated cash and/or surviving corporation common stock depending on the elections made by other Northeast shareholders. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration that you elect to receive due to the allocation procedures described below.

Because the tax consequences of receiving cash will differ from the tax consequences of receiving surviving corporation common stock, you should carefully read the section in this proxy statement/prospectus titled “Material Federal Income Tax Consequences of the Merger” beginning on page 120.

All election forms will be automatically revoked, and all Northeast stock certificates returned, if the exchange agent is notified in writing by FHB and Northeast that the merger agreement has been terminated.

Allocation Procedures

A shareholder’s ability to elect to receive cash or shares of surviving corporation common stock in exchange for shares of Northeast common stock in the merger is subject to allocation procedures set forth in the merger agreement. These allocation procedures are designed to ensure that 40% of the total number of shares of Northeast common stock outstanding immediately prior to the effective time of the merger will be converted into cash, and 60% of these shares will be converted into shares of surviving corporation common stock. As a result, whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other Northeast shareholders. You may not receive exactly the form of consideration that you elect in the merger, and you may instead receive a pro rata amount of cash and surviving corporation common stock.

The examples below illustrate the possible adjustments to elections in connection with these allocation procedures. The first of our three examples assumes you make an effective stock election with respect to all of your Northeast shares. The second example assumes you make no election with respect to your Northeast shares. Finally, the third example assumes that you make an effective cash election with respect to all of your Northeast shares. You should note, however, that you are not required to elect to receive only cash or only surviving corporation common stock. You may instead elect to receive cash with respect to a portion of your Northeast shares and shares of surviving corporation common stock with respect to the rest of your Northeast shares.

Allocation if Too Many Shares of Surviving Corporation Common Stock are Elected. If Northeast shareholders elect to receive more common stock than Northeast has agreed to issue in the merger, then all Northeast shareholders who elected to receive cash or who have made no election would receive the cash consideration with respect to their Northeast shares, and all Northeast shareholders who elected to receive the stock consideration would receive a pro rata portion of the available shares of surviving corporation common stock calculated in the manner described below.

EXAMPLE #1: Assume that (1) 2,322,332 shares of Northeast common stock are outstanding immediately prior to the merger, (2) holders of 1,500,000 shares of Northeast common stock have made effective stock elections, (3) holders of 600,000 shares of Northeast common stock have made effective cash elections and (4) holders of 222,332 shares of Northeast common stock have made no election with respect to their shares. You hold 1,000 Northeast shares and have made an effective election to receive the stock consideration for those shares. In this example, proration would be required with respect to the Northeast shareholders who elected the stock consideration because holders of more than 60% of the outstanding Northeast shares have elected to receive surviving corporation common stock in the merger.

EXPLANATION #1:

Step 1. Derive the stock conversion number: the stock conversion number is the number of shares of Northeast common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 60% of the number of shares of Northeast common stock outstanding immediately prior to the effective time of the merger. The stock conversion number for the example above is calculated as follows:

2,322,332 shares × 0.6 = 1,393,399 shares

Step 2. Derive the stock fraction: the stock fraction equals the stock conversion number divided by the aggregate number of Northeast shares for which an effective stock election was made, and represents the fraction to be used in prorating the stock consideration. The stock fraction for the example above is calculated as follows:

stock conversion number	=	1,393,399 shares	=	0.929
stock election shares		1,500,000 shares

Step 3. Derive the stock consideration: the prorated stock consideration is the product of the stock fraction multiplied by the number of Northeast shares as to which you have made an effective stock election. The prorated stock consideration for the example above is calculated as follows:

0.929 × 1,000 = 929 shares of surviving corporation common stock

Step 4. Derive the cash consideration: the cash consideration that you will receive for your Northeast shares is the product of $13.93, multiplied by the remaining number of Northeast shares as to which you made an effective stock election. The cash consideration for the example above is calculated as follows:

$13.93 × (1,000 - 929) = $13.93 × 71 = $989.03

Thus, in this example, if you own 1,000 shares of Northeast common stock and have made an effective stock election for all of those shares, you would receive:

•	929 shares of surviving corporation common stock; and

•	$989.03 in cash.

Allocation if Too Few Shares of Surviving Corporation Common Stock are Elected. If Northeast shareholders elect less common stock than the merger agreement provides for Northeast to issue in the merger, then all shares with respect to which Northeast shareholders have elected to receive stock consideration would be converted into the right to receive the stock consideration, and the shares for which Northeast shareholders have elected to receive cash or with respect to which no election was made would be treated in the manner illustrated below.

EXAMPLE #2: Assume that (1) 2,322,332 shares of Northeast common stock are outstanding immediately prior to the merger, (2) holders of 1,200,000 shares of Northeast common stock have made effective stock elections, (3) holders of 900,000 shares of Northeast common stock have made effective cash elections and (4) holders of 222,332 shares of Northeast common stock have made no election with respect to their shares. You hold 1,000 Northeast shares and have made no election with respect to those shares. In this example, proration would be required with respect to the shareholders who made no election with respect to their Northeast shares because holders of less than 60% of the outstanding Northeast shares have elected to receive surviving corporation common stock in the merger, and the shortfall is less than the number of non-election shares.

EXPLANATION #2:

Step 1. Derive the stock conversion number: the stock conversion number is the number of shares of Northeast common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 60% of the number of shares of Northeast common stock outstanding immediately prior to the effective time of the merger. The stock conversion number for the example above is calculated as follows:

2,322,332 shares × 0.6 = 1,393,399 shares

Step 2. Derive the shortfall number: the shortfall number is the amount by which the stock conversion number exceeds the aggregate number of Northeast shares with respect to which the stock consideration was elected. The shortfall number for the example above is calculated as follows:

1,393,399 - 1,200,000 = 193,399 shares

Step 3. Determine whether the shortfall number is less than or equal to the number of non-election shares: In this example, the shortfall number (193,399 shares) is less than the number of non-election shares (222,332 shares). As a result, all Northeast shares with respect to which an effective cash election was made would be converted into the right to receive the cash consideration, and the holders of non-election shares would receive a mix of stock consideration and cash consideration.

Step 4. Derive the stock fraction: the stock fraction equals the shortfall number divided by the aggregate number of Northeast shares for which no election was made, and represents the fraction to be used in prorating the stock consideration. The stock fraction for the example above is calculated as follows:

shortfall number	=	193,399 shares	=	0.870
non-election shares		222,332 shares

Step 5. Derive the stock consideration: the prorated stock consideration is the product of the stock fraction multiplied by the number of Northeast shares as to which you have made no election. The prorated stock consideration for the example above is calculated as follows:

0.870 × 1,000 = 870 shares of surviving corporation common stock

Step 6. Derive the cash consideration: the cash consideration that you will receive for your Northeast shares is the product of $13.93, multiplied by the remaining number of Northeast shares as to which you made no election. The cash consideration for the example above is calculated as follows:

$13.93 × (1,000 - 870) = $13.93 × 130 = $1,810.90

Thus, in this example, if you own 1,000 shares of Northeast common stock and made no election with respect to those shares, you would receive:

•	870 shares of surviving corporation common stock; and

•	$1,810.90 in cash.

EXAMPLE #3: Assume that (1) 2,322,332 shares of Northeast common stock are outstanding immediately prior to the merger, (2) holders of 900,000 shares of Northeast common stock have made effective stock elections, (3) holders of 1,200,000 shares of Northeast common stock have made effective cash elections and (4) holders of 222,332 shares of Northeast common stock have made no election with respect to their shares. You hold 1,000 Northeast shares and have made an effective election to receive the cash consideration for those shares. In this example, proration would be required with respect to the shareholders who made cash elections with respect to their Northeast shares because holders of less than 60% of the outstanding Northeast shares have elected to receive stock in the merger, and the shortfall is more than the number of non-election shares.

EXPLANATION #3:

Step 1. Derive the stock conversion number: the stock conversion number is the number of shares of Northeast common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 60% of the number of shares of Northeast common stock outstanding immediately prior to the effective time of the merger. The stock conversion number for the example above is calculated as follows:

2,322,332 shares × 0.6 = 1,393,399 shares

Step 2. Derive the shortfall number: the shortfall number is the amount by which the stock conversion number exceeds the aggregate number of Northeast shares with respect to which the stock consideration was elected. The shortfall number for the example above is calculated as follows:

1,393,399 - 900,000 = 493,399 shares

Step 3. Determine whether the shortfall number is less than or equal to the number of non-election shares: In this example, the shortfall number (493,399 shares) is greater than the number of non-election shares (222,332 shares). As a result, all Northeast shares with respect to which no election was made would be converted into the right to receive the stock consideration, and the holders of shares with respect to which an effective cash election was made would receive a mix of stock consideration and cash consideration.

Step 4. Derive the stock fraction: the stock fraction equals the amount by which the shortfall number exceeds the total number of non-election shares, divided by the aggregate number of Northeast shares for which an effective cash election was made, and represents the fraction to be used in prorating the stock consideration. The stock fraction for the example above is calculated as follows:

shortfall number - non-election shares	=	(493,399 - 222,332)	=	271,067	=	0.226
cash election shares		1,200,000		1,200,000

Step 5. Derive the stock consideration: the prorated stock consideration is the product of the stock fraction multiplied by the number of Northeast shares as to which you have made an effective cash election. The prorated stock consideration for the example above is calculated as follows:

0.226 × 1,000 = 226 shares of surviving corporation common stock

Step 6. Derive the cash consideration: the cash consideration that you will receive for your Northeast shares is the product of $13.93, multiplied by the remaining number of Northeast shares as to which you made an effective cash election. The cash consideration for the example above is calculated as follows:

$13.93 × (1,000 - 226) = $13.93 × 774 = $10,781.82

Thus, in this example, if you own 1,000 shares of Northeast common stock and made an effective cash election for all of those shares, you would receive:

•	226 shares of surviving corporation common stock; and

•	$10,781.82 in cash.

Exchange of Northeast Stock Certificates for Surviving Corporation Stock Certificates

On or before the closing date of the merger, Northeast will cause to be delivered to the exchange agent certificates representing the shares of surviving corporation common stock to be issued in the merger. In addition, the surviving corporation will deliver to the exchange agent an aggregate amount of cash sufficient to pay the aggregate amount of cash consideration payable in the merger, including an estimated amount of cash to be paid in lieu of fractional shares of Northeast common stock. Northeast has selected its transfer agent, Registrar and Transfer Company, to act as exchange agent in connection with the merger.

Northeast shareholders who surrender their stock certificates and complete transmittal and election forms prior to the election deadline will automatically receive the merger consideration allocated to them promptly following completion of the allocation procedures.

No later than five business days following the effective time of the merger, the exchange agent will mail to each Northeast shareholder of record at the effective time of the merger who did not previously surrender Northeast stock certificates an election form, a letter of transmittal and instructions for use in surrendering the shareholder’s Northeast stock certificates. When such Northeast shareholders deliver their Northeast stock certificates to the exchange agent along with a properly completed and duly executed letter of transmittal and any other required documents, their Northeast stock certificates will be cancelled, and in exchange they will receive, as allocated to them:

•	a stock certificate representing the number of whole shares of surviving corporation common stock that they are entitled to receive under the merger agreement;

•	a check representing the amount of cash that they are entitled to receive under the merger agreement; and/or

•	a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.

The surrendered stock certificates will then be cancelled. No interest will be paid or accrued on any cash constituting merger consideration.

Northeast shareholders are not entitled to receive any dividends or other distributions on surviving corporation common stock with a record date after the closing date of the merger until they have surrendered their Northeast stock certificates in exchange for a surviving corporation stock certificate. After the surrender of their Northeast stock certificates, Northeast shareholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their surviving corporation common stock.

The surviving corporation will only issue a stock certificate for surviving corporation common stock, a check for the cash consideration, or a check for cash in lieu of a fractional share in a name other than the name in which a surrendered Northeast stock certificate is registered if the exchange agent is presented with all documents required to show and effect the unrecorded transfer of ownership, together with evidence that any applicable stock transfer taxes have been paid.

Treatment of Northeast Stock Options

At the effective time of the Merger, each outstanding option granted under Northeast’s 1992 Stock Option Plan and 1999 Stock Option Plan, whether vested or unvested, and which has not been previously exercised or cancelled, shall be exchanged for an option to acquire shares of surviving corporation common stock following the consummation of the merger. The merger will not change the number and price of the options outstanding under the 1992 Stock Option Plan and 1999 Stock Option Plan. The terms of each resulting option will be substantially identical to the corresponding existing option. Northeast’s 1987 Stock Option Plan, 1989 Stock Option Plan and 2001 Stock Option Plan will terminate at the effective time of the Merger.

Conditions to the Merger

The obligations of FHB and Northeast to consummate the Merger are subject to the fulfillment or written waiver, where permissible, of the following conditions:

•

the merger agreement, the transactions contemplated by the merger agreement and the Northeast Bancorp 2010 Stock Option and Incentive Plan having been approved by the requisite vote of the shareholders of Northeast;

•

FHB and Northeast having obtained all regulatory approvals required to consummate the transactions contemplated by the merger agreement and all related statutory waiting periods having expired, and none of the regulatory approvals having (i) imposed any requirement upon FHB or Northeast or any of the subsidiaries of either that would reasonably be expected to materially adversely affect (A) the ability of Northeast or any of its subsidiaries following the consummation of the merger to operate any material portion of its business or assets or (B) any of the investors in FHB, (ii) prohibited or materially limited the ownership or operation by Northeast or any of its subsidiaries of all or any material portion of its business or assets or (iii) compelled Northeast to dispose of or hold separate any material portion of the business or assets;

•

the absence of any order, decree or injunction, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions contemplated by the merger agreement;

•

the registration statement, which registers shares of Northeast common stock to be issued to Northeast’s shareholders pursuant to the merger, being declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, the effectiveness of the registration statement; and

•	the shares of surviving corporation common stock issuable in the merger having been approved for listing on the NASDAQ Stock Market, subject to official notice of issuance.

The obligations of Northeast to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following conditions:

•

each of the representations and warranties of FHB contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure or failures of those representations and warranties to be true and correct would not have a material adverse effect on FHB;

•	certain representations and warranties of FHB having been true and correct in all material respects as of the closing date of the merger;

•

each of the agreements and covenants of FHB to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been performed and complied with in all material respects;

•

Northeast having received a certificate from the chief executive officer or chief financial officer of FHB to the effect that the foregoing conditions to the obligations of Northeast have been satisfied;

•	since the date of the merger agreement, there not having occurred any material adverse effect with respect to FHB; and

•	FHB having received the full amount of the financing, sufficient to fund the consideration required by the merger agreement.

The obligations of FHB to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of Northeast contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure or failures of those representations and warranties to be true and correct would not have, or would not be reasonably likely to have, a material adverse effect on Northeast;

•	certain representations and warranties of Northeast having been true and correct in all material respects as of the closing date of the merger;

•

each of the agreements and covenants of Northeast to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been performed and complied with in all material respects;

•	since the date of the merger agreement, there not having occurred any material adverse effect with respect to Northeast;

•	FHB having received a certificate from the chief executive officer or chief financial officer of Northeast to the effect that the foregoing conditions to the obligations of FHB have been satisfied;

•	All consents and approvals required for consummation of the merger having been obtained, except where such failure would not have a material adverse effect on Northeast;

•	Northeast having delivered a tax certificate to FHB certifying that Northeast has not been a U.S. real property holding corporation during the applicable period; and

•	all principal and interest outstanding under certain notes between FHB and certain of FHB’s investors having been paid in full.

“Material adverse effect” when used in reference to Northeast means any fact, change, event, development, effect or circumstance that, individually or in the aggregate are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Northeast and its subsidiaries, taken as a whole, or would reasonably be expected to prevent Northeast from performing its obligations under the merger agreement or consummating the transactions contemplated by the merger agreement. However, material adverse effect, when used in reference to Northeast, does not include the impact of:

•

any fact, change, event, development, effect or circumstance generally affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other participants in the financial services industry) on Northeast and its subsidiaries, taken as a whole);

•

any fact, change, event, development, effect or circumstance resulting from any change in law, generally accepted accounting principles or regulatory accounting, which affects generally entities such as Northeast and its subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other participants in the financial services industry) on Northeast and its subsidiaries taken as a whole);

•

actions and omissions of Northeast and its subsidiaries taken with the prior written consent of FHB in furtherance of the transactions contemplated hereby or otherwise required to be taken by Northeast under the merger agreement;

•	any fact, change, event, development, effect or circumstance resulting from the announcement of the transactions contemplated by the merger agreement;

•

any failure by Northeast to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period or any reduction or cessation in the payment by Northeast of a dividend (with the understanding that the facts and circumstances giving rise to such failure that are not otherwise excluded from this definition may be taken into account in determining whether there has been a material adverse effect with respect to Northeast); and

•

changes in the trading price or trading volume of Northeast common stock (with the understanding that the facts and circumstances giving rise to such failure that are not otherwise excluded from this definition may be taken into account in determining whether there has been a material adverse effect with respect to Northeast).

“Material adverse effect” when used in reference to FHB means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, would reasonably be expected to prevent FHB from performing its obligations under the merger agreement or consummating the transactions contemplated by the merger agreement.

Termination

The merger agreement may be terminated and the merger and the transactions contemplated by the merger agreement abandoned as follows:

•	by mutual written consent of the parties;

•

by Northeast or FHB if the other party (i) breaches any of its representations or warranties or (ii) materially breaches any of its covenants or agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach;

•

by Northeast or FHB if the merger has not been consummated by December 31, 2010, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•	by Northeast or FHB if any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final nonappealable action of any regulatory authority, or if any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, provided that the terminating party has used its reasonable best efforts to have such order, injunction or decree lifted;

•	by Northeast or FHB if the required approval of the merger agreement by Northeast’s shareholders is not obtained;

•	by FHB if Northeast’s board of directors:

•

withdraws, qualifies or modifies its recommendation to Northeast’s shareholders to vote in favor of the merger agreement, makes any statement, filing or release that is inconsistent with such recommendation, or approves or recommends another acquisition proposal, or enters into any letter of intent or other agreement relating to another acquisition transaction requiring Northeast to abandon, terminate or fail to consummate the merger and the transactions contemplated in the merger agreement;

•	breaches its obligations to call, give notice of and commence the special meeting of Northeast’s shareholders;

•	fails to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by FHB;

•	fails to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by FHB;

•	resolves or otherwise determines to take any of the foregoing actions; or

•	by FHB if Northeast breaches its obligations to obtain shareholder approval or if Northeast breaches its non-solicitation obligations; or

•	by Northeast in connection with entering into a definitive agreement to effect a superior proposal.

Termination Fee

Under the terms of the merger agreement, Northeast must pay FHB a termination fee of $1,000,000 if:

•	FHB terminates the merger agreement as a result of Northeast’s board of directors:

•

modifying, qualifying, or withdrawing its recommendation to Northeast’s shareholders to vote in favor of the merger agreement, making any statement, filing or release that is inconsistent with such recommendation, or approving or recommending another acquisition proposal, or entering into any letter of intent or other agreement relating to another acquisition transaction requiring Northeast to abandon, terminate or fail to consummate the merger and the transactions contemplated in the merger agreement;

•	breaching its obligations to call, give notice of and commence the special meeting of Northeast’s shareholders;

•	failing to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by FHB;

•	failing to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by FHB; or

•	resolving or otherwise determining to take any of the foregoing actions; or

•

FHB terminates the merger agreement as a result of, among other things, Northeast breaching its obligations to call a meeting of shareholders to approve the merger agreement or as a result of Northeast breaching its non-solicitation obligations; or

•	Northeast terminates the merger agreement as a result of entering into a definitive agreement to effect a superior proposal; or

•	Northeast or FHB terminates the merger agreement as a result of the failure of Northeast’s shareholders to approve the merger agreement, and both:

•

an acquisition proposal with respect to Northeast has been publicly announced, disclosed or otherwise communicated to Northeast’s board of directors prior to the shareholder meeting or prior to the date nine months following the date that the merger agreement is signed; and

•	within 12 months of such termination of the merger agreement, Northeast enters into a definitive agreement with respect to, or has consummated, another acquisition transaction; or

•	FHB terminates the merger agreement as a result of a breach by Northeast of any of its representations, warranties, covenants or agreements contained in the merger agreement, if both:

•

an acquisition proposal with respect to Northeast has been publicly announced disclosed or otherwise communicated to Northeast’s board of directors prior to any breach by Northeast of any representation, warranty, covenant or agreement giving rise to such termination by FHB; and

•

within 12 months of termination of the merger agreement, Northeast enters into a definitive agreement with respect to, or has consummated, an acquisition proposal with the party presenting such acquisition proposal; or

•

FHB terminates the merger agreement as a result of the merger not having been consummated by December 31, 2010 and all closing conditions required to be performed by FHB have been satisfied at the time of such termination.

Under the terms of the merger agreement, FHB must pay Northeast a termination fee of $1,000,000 if Northeast terminates the merger agreement as a result of the merger not having been consummated by December 31, 2010 and all closing conditions required to be performed by Northeast have been satisfied at the time of such termination or would have been satisfied at closing.

No Solicitation

Northeast will agree that neither it nor its subsidiaries nor any of their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, affiliates and other of its agents (collectively referred to as Northeast’s representatives) will, directly or indirectly:

•

initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•

participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than FHB) any information or data with respect to Northeast or any of its subsidiaries or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Northeast is a party; or

•

enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

An acquisition proposal means any inquiry, offer or proposal (other than an inquiry, offer or proposal from FHB), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An acquisition transaction means:

•

any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Northeast or any of its subsidiaries;

•

any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Northeast or any of its subsidiaries representing, in the aggregate, 15% or more of the assets of Northeast and its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of Northeast or any of its subsidiaries;

•

any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of Northeast or any of its subsidiaries; or

•	any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

If, prior to the approval of the merger agreement by Northeast’s shareholders, Northeast receives a bona fide unsolicited written acquisition proposal that did not result from a breach by Northeast of any of the non-solicitation provisions in the merger agreement, as discussed above, Northeast’s board of directors may participate in discussions or negotiations regarding the unsolicited acquisition proposal or furnish the third party with, or otherwise afford access to the third party of, any information or data with respect to Northeast or any of its subsidiaries or otherwise relating to the acquisition proposal if:

•

Northeast’s board of directors first determines in good faith, after consultation with and having considered the advice of its outside legal counsel and a nationally recognized, independent financial advisor, that

•	such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal; and

•	it is required to take such actions to comply with its fiduciary duties to its shareholders under applicable law; and

•

prior to furnishing or affording access to any information or data with respect to Northeast or any of its subsidiaries or otherwise relating to an acquisition proposal, the third party enters into a confidentiality agreement with Northeast containing terms no less favorable to Northeast than those contained in its confidentiality agreement with FHB.

A superior proposal means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that Northeast’s board of directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation:

•

would, if consummated, result in the acquisition of more than 50% of the issued and outstanding shares of Northeast’s common stock or all, or substantially all, of the assets of Northeast and its subsidiaries on a consolidated basis;

•	would result in a transaction that:

•

involves consideration to the holders of the shares of Northeast’s common stock that is more favorable, from a financial point of view, than the consideration to be paid to the holders of the shares of Northeast’s common stock pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated by the merger agreement, and which proposal is not conditioned upon obtaining additional financing; and

•	is, in light of the other terms of such proposal, more favorable to Northeast’s shareholders than the merger and the transaction contemplated by the merger agreement; and

•

is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, including the likelihood that such transaction will be consummated.

Northeast will promptly, and in any event within 48 hours, notify FHB in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Northeast or any of its representatives, in each case in connection with any acquisition proposal. Any such notice will indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). Northeast is also required to keep FHB informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

Under the merger agreement, Northeast agreed that its board of directors would not:

•

withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to FHB, its approval of the merger agreement and its recommendation to Northeast’s shareholders to vote to approve the merger agreement or make any statement, filing or release, in connection with the special meeting of Northeast’s shareholders or otherwise, inconsistent with its recommendation to Northeast’s shareholders to vote to approve the merger agreement (including taking a neutral position or no position with respect to an acquisition proposal);

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into (or cause Northeast or any of its subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement:

•	related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the no solicitation provisions of the merger agreement); or

•	requiring Northeast to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

However, prior to the approval of the merger agreement by Northeast’s shareholders, Northeast’s board of directors may approve or recommend to Northeast’s shareholders a superior proposal and modify, qualify, withhold or withdraw its recommendation with respect to the merger agreement, if Northeast’s board of directors determines in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that it is required to take such actions to comply with its fiduciary duties to Northeast’s shareholders under applicable law. In the event that Northeast’s board of directors makes this determination, Northeast must provide five business days prior written notice to FHB that its board has decided that a bona fide unsolicited written acquisition proposal that Northeast received (that did not result from a breach of the no solicitation provisions of the merger agreement) constitutes a superior proposal. During the five business day period after Northeast’s receipt of the notice of a superior proposal, Northeast and its board of directors must cooperate and negotiate in good faith with FHB to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Northeast’s board of directors to proceed with its original recommendation with respect to the merger agreement without requiring Northeast’s board of directors to approve or recommend to its shareholders a superior proposal and withdraw, qualify or modify its recommendation with respect to the merger agreement. At the end of the five business day notice period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by FHB during such period, Northeast’s board of directors must, again, determine in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that:

•

it is required to approve or recommend to its shareholders a superior proposal and modify, qualify, withhold or withdraw its recommendation with respect to the merger agreement to comply with its fiduciary duties to its shareholders under applicable law; and

•	such acquisition proposal is a superior proposal.

Northeast Shareholders Meeting

Under the terms of the merger agreement, Northeast will call, convene and hold a meeting of its shareholders as promptly as practicable (and in any event within 45 days following the time when the registration statement becomes effective, subject to extension with the consent of FHB) to consider and vote upon the approval of the merger agreement, the merger, the 2010 Plan and any other matter required to be approved by the shareholders of Northeast in order to consummate the merger.

NASDAQ Listing

Under the terms of the merger agreement, FHB will use its reasonable best efforts to obtain approval for listing on the NASDAQ Stock Market the shares of surviving corporation common stock to be issued pursuant to the merger.

Directors’ and Officers’ Insurance; Indemnification

Indemnification. Under the merger agreement, FHB and Northeast have agreed that all rights to indemnification and all limitations existing in favor of any director or officer of Northeast and any subsidiary, as provided in the articles of incorporation and bylaws of Northeast or similar governing documents of a subsidiary with respect to matters occurring on or prior to the effective time of the merger will continue from and after the effective time through the sixth anniversary of the closing date. However, all rights to indemnification with respect to any claim asserted or made within such period will continue until the final disposition of this claim, and these indemnification rights will continue despite a liquidation, consolidation or merger of the surviving corporation or any of its subsidiaries.

Directors’ and Officers’ Insurance. FHB has also agreed that Northeast may purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage for Northeast’s directors and officers in a form acceptable to Northeast which shall provide such directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Northeast, so long as the aggregate cost is less than $150,000.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, until the effective time of the merger or the termination of the merger agreement, Northeast and its subsidiaries will not, except as expressly permitted by the merger agreement or with the prior written consent of FHB:

•	conduct its business other than in the ordinary and usual course consistent with past practice;

•

fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates;

•

take any action that would adversely affect the ability of either Northeast or FHB to receive any regulatory approval required to complete the transactions contemplated by the merger agreement or adversely affect its ability to perform any of its material obligations under the merger agreement;

•

issue or sell, or authorize the creation of, any securities or equity equivalents, except with respect to stock options outstanding on the date of the merger agreement or pursuant to Northeast’s dividend reinvestment and stock purchase plan or Northeast’s employee stock purchase plan;

•	accelerate the vesting of any stock options, stock appreciation rights, or other equity rights;

•	effect a split, combination or reclassification of its capital stock;

•

declare or pay any dividend or other distribution on its common stock other than regular quarterly cash dividends of no more than $0.09 per share, dividends paid by wholly-owned subsidiaries to Northeast or any wholly-owned subsidiary of Northeast, or a pro rata portion of Northeast’s regular quarterly cash dividend for any period between the date of the last dividend paid by Northeast and the closing date of the merger;

•

combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock, other that in connection with repurchases of stock for issuance under Northeast’s dividend reinvestment plan;

•	enter into or amend any employment, severance or similar arrangements with any of its directors, officers, employees or consultants;

•

increase the compensation or benefits of any director, officer, employee or consultant, except for normal increases of compensation to employees in the ordinary course of business consistent with past practice not to exceed 5% of the individual’s current annual compensation, except that no increases shall be permitted for James D. Delamater, Robert S. Johnson, Marcel C. Blais or Pender J. Lazenby;

•	enter into, establish, adopt, or amend any benefit plans or arrangement between Northeast and any of its directors, officers or employees;

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any assets relating to Northeast’s insurance agency business or more than $50,000 in the aggregate of any other assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction, that, together will all other such transactions, is not material to Northeast and its subsidiaries taken as a whole;

•	amend its articles of incorporation or bylaws;

•

acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

•	make any capital expenditures other than in the ordinary course of business consistent with past practice and in amounts not to exceed $25,000 individually or $100,000 in the aggregate;

•	enter into or terminate any material agreement or amend or modify in any material respect any existing material agreement;

•	settle any action, suit, proceeding, order or investigation;

•

enter into any new material line of business, change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by a regulatory authority, or file any application or make any contract with respect to branching or site location;

•	enter into any derivative transactions;

•

incur any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice) or assume, guarantee or endorse the obligations of any other person other than in the ordinary course consistent with past practice and with a term of less than one year;

•

acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course consistent with past practice) any debt security or equity investment other than U.S. government sponsored enterprise bonds with a term no greater than two years;

•	make any loan, loan commitment, letter of credit or other extension of credit other than in the ordinary course of business consistent with past practice and in an amount less than $1,000,000;

•

invest or commit to invest in real estate or any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice;

•	change its accounting principles, practices or methods other than as may be required by changes in laws or regulations or by generally accepted accounting principles;

•

make or change any tax election, file any amended tax return, fail to timely file any tax return, enter into any closing agreement, settle or compromise any liability with respect to taxes, agree to any adjustment of any tax attribute, file any claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

•	change its loan policies or procedures except as required by a governmental authority;

•

knowingly take any action that is intended or is reasonable likely to result in any of its representations and warranties contained in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a material violation of any provision in the merger agreement, except as may be required by applicable law; or

•	agree or commit to do any of the foregoing activities.

Except as permitted by the merger agreement or otherwise consented to by Northeast in writing, FHB will not knowingly take any action that would or would be reasonably likely to result in:

•	any of its representations and warranties contained in the merger agreement being or becoming untrue in any material respect;

•	an acquisition or merger involving FHB and a party other than Northeast;

•	any condition to the merger not being satisfied; or

•	a material violation of any provision of the merger agreement.

The agreements relating to the conduct of FHB’s and Northeast’s business contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article V of the merger agreement attached to this proxy statement/prospectus as Appendix A.

Employee Benefits

Under the terms of the merger agreement, for a period of 12 months after the effective time of the merger, Northeast, as the surviving corporation, will:

•

use its reasonable best efforts to retain each present full-time employee of Northeast at such employee’s current position (or, if offered to, and accepted by, an employee, a position for which the employee is qualified at a salary commensurate with the position), unless the board of directors of Northeast determines that compliance with these terms would be inconsistent with its fiduciary duties under applicable law; and

•

pay compensation to each person who was employed as of the effective time of the merger and who continues to be employed by Northeast on or after the effective time of the merger, that is at least equal to the aggregate compensation that such person was receiving from Northeast prior to the effective time of the merger.

In the event that Northeast, as the surviving corporation, does not employ or terminates the employment of employees of Northeast as of the effective time of the merger who are not subject to employment agreements (other than (i) termination by the employee, (ii) termination of the employee by Northeast as a result of unsatisfactory performance of his or her duties or for cause, or (iii) as a result of the death or disability of the employee), then Northeast shall pay severance benefits to such employee as follows:

•	in the event employment is terminated on or prior to the date which is one year after the effective time of the merger, in accordance with Northeast’s current severance policy; or

•	in the event employment is terminated thereafter, in accordance with the then existing severance policy of Northeast.

At the effective time of the merger:

•

all employee programs will remain in effect to the same extent that such employee programs were in effect immediately prior to the effective time of the merger and Northeast will, for at least 12 months after the consummation of the merger, provide employee benefits to employees employed by Northeast immediately prior to the effective time of the merger that are substantially similar in the aggregate to employee benefits existing prior to the merger;

•

for vesting and eligibility purposes for employee benefits under each employee program and/or any employee benefit plan established by Northeast after the merger, employees, former employees and directors of Northeast will receive credit for years of service with Northeast; and

•

at any time after the effective time of the merger, Northeast may discontinue and terminate its retirement, stock option and compensation plans, except that Northeast will adopt a new stock option plan and will make grants of restricted stock and stock options in accordance with the terms of the new stock option plan.

Surviving Corporation Operations

Under the terms of the merger agreement, for a period of three years after the effective time of the merger, the surviving corporation, will:

•

support Northeast’s existing local communities by, among other things, encouraging the active involvement of management and employees in community events, maintaining a local presence and committing reasonable amounts of resources to support of community events;

•	subject to supervision and oversight by the board of directors and senior management of Northeast, preserve the local loan approval authority of the officers and employees of Northeast;

•	preserve and use the present name of “Northeast Bank” for the community bank operations in Maine;

•	preserve Northeast’s status as a Maine chartered institution with headquarters in its current geographic footprint; and

•	pursue its business strategy using Northeast as a platform company.

The foregoing obligations may be terminated by the surviving corporation as a result of:

•	regulatory requirements;

•	safe and sound banking practices as required by bank regulatory agencies; or

•	a determination by the board of directors of Northeast that failure to effect such amendment or termination would be inconsistent with its fiduciary duties under applicable law.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties of FHB and Northeast and its subsidiaries relating to:

•	due organization, existence, good standing, and, in the case of Northeast, due registration as a bank holding company;

•	capitalization;

•	corporate power;

•	corporate authority;

•	no violation or breach of certain organizational documents agreements and governmental orders;

•	compliance with applicable laws;

•	litigation;

•	brokers; and

•	expenses.

The merger agreement contains additional representations and warranties by Northeast and its subsidiaries relating to:

•	corporate records;

•	subsidiaries;

•	regulatory actions;

•	SEC documents and filings;

•	absence of certain changes;

•	taxes;

•	employee benefit plans;

•	labor matters;

•	insurance;

•	environmental matters;

•	intellectual property;

•	material agreements and defaults;

•	property and leases;

•	inapplicability of takeover laws;

•	regulatory capitalization;

•	loans and nonperforming and classified assets;

•	trust business and administration of fiduciary accounts;

•	investment management and related activities;

•	derivative transactions;

•	repurchase agreements;

•	deposit insurance;

•	Community Reinvestment Act, anti-money laundering and customer information security;

•	transactions with affiliates; and

•	fairness opinion.

The merger agreement also contains additional representations and warranties by FHB relating to the availability of funds to complete the merger and the business strategy.

None of the representations and warranties by either party survives the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this proxy statement/prospectus as Appendix A.

Expenses

Each party will pay all fees and expenses it incurs, provided that if the merger is consummated, Northeast will pay all fees and expenses FHB incurs (i) related to FHB’s financing activities in connection with raising the necessary capital to satisfy its obligations under the merger agreement and the merger, and (ii) in connection with the engagement of professional advisors, application fees, transfer agent fees and fees related to SEC filings or other securities law compliance.

Amendments

Northeast and FHB may amend the merger agreement by executing a written amendment approved by the boards of directors of Northeast of FHB. However, after approval of the merger agreement by the shareholders of Northeast, no amendment of the merger agreement may be made which by law requires further approval of the shareholders of Northeast without obtaining that approval. Any provision of the merger agreement may be waived by the party benefitting from such provision.

Registration Rights

Under the merger agreement, Northeast agreed to certain obligations to register surviving corporation common stock held by FHB investors. Beginning nine months after the effective time of the merger, an FHB investor or investors holding not less than 5% of surviving corporation common stock and non-voting common stock have the right to demand, on no more than three occasions in the aggregate, that the surviving corporation file a shelf registration statement, or a Resale Shelf Registration Statement, within 30 days of such request registering all of the shares of surviving corporation voting common stock issued to FHB investors pursuant to the merger, or the Registrable Shares. The surviving corporation is required to use commercially reasonable efforts to have the Resale Shelf Registration Statement declared effective under the Securities Act as expeditiously as practicable but in no event later than (i) 15 days following the date when the Resale Shelf Registration Statement is filed if the SEC does not elect to review the Resale Shelf Registration Statement and (ii) 60 days following the date when the Resale Shelf Registration Statement is filed in the event that the SEC elects to review the Resale Shelf Registration Statement. The surviving corporation is also required to make commercially reasonable efforts to maintain the effectiveness of the Resale Shelf Registration Statement including by filing any necessary post-effective amendments and prospectus supplements, or alternatively, by filing new registration statements relating to the Registrable Shares as required by Rule 415 under the Securities Act, continuously until the earlier of (i) the date two years following the date on which the Resale Shelf Registration Statement is declared effective or (ii) the date when all Registrable Shares have been disposed of by the FHB investors who received surviving corporation shares in the merger.

The registration rights agreement also provides that, beginning nine months after the effective time of the merger, the surviving corporation, at the written request of any FHB investor or investors to sell in an underwritten public offering a number of Registrable Shares (i) with an aggregate fair market value of not less than $5,000,000 or (ii) equal to 25% of the Registrable Shares, shall file, as soon as practicable after the date of each such request, a registration statement or a supplement, post-effective amendment or Form 8-K incorporated by reference to a Resale Shelf Registration Statement, in each case covering all or a portion of such Registrable Shares, for the purpose of effecting an underwritten public offering of such Registrable Shares. FHB investors shall have the right to demand an underwritten public offering on no more than three occasions in the aggregate. The surviving corporation is required to use commercially reasonable efforts to have such a demand declared effective under the Securities Act as expeditiously as possible. The managing underwriter of any such underwritten public offering will have the right to limit the number of securities that may be registered as a result of market conditions. The surviving corporation’s obligations to register the Registrable Shares as described herein are subject to customary blackout and suspension procedures and indemnification obligations.

Under the merger agreement, if the surviving corporation registers in an underwritten public offering any of surviving corporation common stock, the holders of Registrable Shares will have the right to include their shares in the registration statement, subject to certain exceptions and limitations.

Northeast Voting Agreements

In connection with the merger agreement, FHB entered into voting agreements with Northeast’s directors and executive officers, including Conrad L. Ayotte, Marcel C. Blais, Leslie Couper, James D. Delamater, James P. Day, Ronald J. Goguen, Philip C. Jackson, Robert S. Johnson, Pender J. Lazenby, Craig O. Liscott, John C. Orestis, John Rosmarin, John H. Schiavi, Judith E. Wallingford and Stephen W. Wight. In the voting agreements, each of these shareholders agreed to vote, and granted FHB an irrevocable proxy and power of attorney to vote, all of his or her shares of Northeast common stock:

•	in favor of approval of the merger agreement and the transactions described in the merger agreement, including the merger;

•

against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of Northeast contained in the merger agreement, or that would reasonably be expected to result in any of the conditions to Northeast’s obligations under the merger agreement not being fulfilled; and

•

against any acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger or any of the other transactions described in the merger agreement.

Under the voting agreements, each of the shareholders also will agree not to, and not to permit any of his or her affiliates, to:

•

solicit, initiate or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, another acquisition proposal;

•	participate in any discussions or negotiations regarding another acquisition proposal;

•	enter into any agreement with respect to another acquisition proposal, other than the merger agreement;

•	solicit proxies or take any action to facilitate a solicitation with respect to another acquisition proposal;

•	initiate a shareholders’ vote or action by consent of Northeast shareholders with respect to another acquisition proposal; or

•	except by reason of the voting agreement, become a member of a group with respect to any Northeast voting securities that takes any action in support of another acquisition proposal.

In addition, except under limited circumstances, these shareholders also will agree not to dispose of or encumber their shares of Northeast common stock while the voting agreements are in effect. The voting agreements terminate immediately upon the earlier of the effective time of the merger, the termination of the merger agreement in accordance with its terms, or mutual written agreement between the shareholder and FHB.

Regulatory Approvals Required for the Merger

FHB and Northeast must obtain a number of regulatory approvals from, or give notices to, the Board of Governors of the Federal Reserve System, and the Maine Bureau of Financial Institutions before the merger can be completed.

Board of Governors of the Federal Reserve System. FHB is seeking the prior approval of the Federal Reserve Board pursuant to Sections 3(a)(3) and 3(a)(5) of the Bank Holding Company Act of 1956, as amended (the “BHCA”), to merge with Northeast and thereby acquire control of Northeast’s wholly-owned subsidiary, Northeast Bank. FHB is also seeking the prior approval of the Federal Reserve Board pursuant to Section 4(c)(8) of the BHCA to acquire control of certain of Northeast’s direct and indirect non-bank subsidiaries as part of the merger.

The Federal Reserve Board’s determination whether to approve the merger is subject to certain requirements. Section 3(d) of the BHCA requires that the Federal Reserve Board determine that Northeast is at least adequately capitalized and adequately managed under criteria determined by the Federal Reserve Board. The Federal Reserve Board also may not approve the merger unless Northeast Bank has been in existence for the minimum amount of time, up to five years, required by state law. Maine law presently does not impose a minimum age requirement. In addition, the Federal Reserve Board may not approve the merger unless, following the merger, Northeast Bank will not control deposits that exceed 10% of all deposits controlled by insured depository institutions in the United States or, because Northeast Bank presently operates in Maine, 30% of deposits controlled by insured depository institutions in Maine, unless state law imposes a lower deposit concentration limit. Maine law presently does not impose a lower limit.

In addition, the Federal Reserve Board generally will not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. The Federal Reserve Board also may not approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. However, the Federal Reserve Board may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. The consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act of 1977. Consideration of financial resources generally focuses on capital adequacy.

FHB and Northeast may not complete the merger before 30 calendar days following the Federal Reserve Board’s approval of the merger or, if the Federal Reserve Board has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the merger, such shorter period of time as the Federal Reserve Board may permit that does not end sooner than 15 calendar days following the Federal Reserve Board’s approval. During this waiting period, the Attorney General may, but is not expected to, commence an action to stay the effectiveness of the Federal Reserve Board’s approval and prevent the merger. The Federal Reserve Board or the Attorney General may challenge the merger on competitive grounds, and may require Northeast to divest certain of its banking subsidiaries’ branches in order to complete the merger. The level of divestitures that the Federal Reserve Board and the Attorney General may require could delay the date of completion of the merger or may be deemed by either FHB or Northeast to be a burdensome condition.

State Regulatory Filings. FHB must also file an application under Maine Revised Statutes, Title 9-B, Chapter 101, Section 1015, seeking the approval of the Superintendent of the Maine Bureau of Financial Institutions pursuant to Maine Revised Statues, Title 9-B, Chapter 101, Section 1013 before it may, through the merger, acquire control of Northeast. In considering approval of the merger, the Maine Superintendent must consider whether the merger will contribute to the financial strength and success of the institutions involved and will promote the convenience and advantage of the public. In determining whether this standard has been met, the Maine Superintendent must consider, among other things, the effect of the merger on competition, the character, ability and overall sufficiency of the management of the institutions concerned, and the adequacy of capital and financial resources of the institutions.

FHB has filed all applications and notices. The merger agreement provides that the obligation of each of FHB and Northeast to complete the merger is conditioned upon the receipt of all requisite regulatory approvals, the giving of all required notices to regulatory agencies, and the expiration of all waiting periods. There can be no assurance that any governmental agency will approve or take any required action with respect to the merger, and, if such approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to mutually consent to abandon the merger or that no action will be brought challenging such approvals or action, including a challenge by the Attorney General or, if such a challenge is made, the result of that challenge. FHB and Northeast are not aware of any governmental approvals or actions that may be required for completion of the merger other than as described above. Should any other approval or action be required, FHB and Northeast currently contemplate that such approval or action would be sought.

NORTHEAST BANCORP 2010 STOCK OPTION AND INCENTIVE PLAN

The board of directors of Northeast believes that stock options and other stock-based incentive awards can play an important role in the success of Northeast by encouraging and enabling the employees, officers, non-employee directors and other key persons of Northeast and its subsidiaries upon whose judgment, initiative and efforts Northeast largely depends for the successful conduct of its business to acquire a proprietary interest in Northeast. The board of directors of Northeast anticipates that providing such persons with a direct stake in Northeast will assure a closer identification of the interests of such individuals with those of Northeast and its shareholders, thereby stimulating their efforts on Northeast’s behalf and strengthening their desire to remain with Northeast.

On March 30, 2010, the board of directors of Northeast, upon the recommendation of Northeast’s Compensation Committee, adopted the Northeast Bancorp 2010 Stock Option and Incentive Plan, or the 2010 Plan, subject to the approval of Northeast’s shareholders and subject to Northeast shareholder approval of the merger agreement. The 2010 Plan gives Northeast the ability to use various equity-based incentive awards to align the interests of key employees, officers, new employees, directors, and other key persons with the interests of shareholders. A copy of the 2010 Plan is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference.

Summary of Material Features

The material features of the 2010 Plan are:

•	The maximum number of shares of common stock to be issued under the 2010 Plan is 810,054;

•

The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, cash-based awards and dividend equivalent rights is permitted;

•	Any material amendment to the 2010 Plan is subject to approval by our shareholders; and

•	The term of the 2010 Plan will expire 10 years following the date of shareholder approval.

Based solely on the closing price of Northeast’s common stock as reported by the NASDAQ Global Market on June 11, 2010, the maximum aggregate market value of the 810,054 shares of common stock that could potentially be issued under the 2010 Plan is $10,449,696.60. The shares issued under the 2010 Plan will be authorized but unissued shares or shares that are reacquired. The shares of common stock underlying any awards under the 2010 Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or withholding, reacquired by Northeast prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2010 Plan are added back to the shares of common stock available for issuance under the 2010 Plan.

Qualified Performance-Based Compensation under Code Section 162(m)

To ensure that certain awards granted under the 2010 Plan to a “Covered Employee” (as defined in the Internal Revenue Code of 1986 (the “Code”)) qualify as “performance-based compensation” under Section 162(m) of the Code, the 2010 Plan provides that Northeast’s Compensation Committee may require that the vesting of such awards be conditioned on the satisfaction of performance criteria that may include any or all of the following: (1) earnings before interest, taxes, depreciation and amortization, (2) net income (loss) (either before or after interest, taxes, depreciation and/or amortization), (3) changes in the market price of the stock, (4) economic value-added, (5) funds from operations or similar measure, (6) sales or revenue, (7) acquisitions or strategic transactions, (8) operating income (loss), (9) cash flow (including, but not limited to, operating cash flow and free cash flow), (10) return on capital, assets, equity, or investment, (11) shareholder returns, (12) return on sales, gross or net profit levels, (13) productivity, (14) expense, (15) margins, (16) operating efficiency,

(17) customer satisfaction, (18) working capital, (19) earnings (loss) per share of stock, (20) sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The foregoing performance criteria can be applied to the organizational level specified by Northeast’s Compensation Committee, including, but not limited to, to Northeast or any of its subsidiaries, a division, an operating unit or a business segment of Northeast or any of its subsidiaries, or any combination of the foregoing. Northeast’s Compensation Committee will select the particular performance criteria within 90 days following the commencement of a performance cycle. Subject to adjustments for stock splits and similar events, the maximum award granted to any one individual that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not exceed 237,616 shares of common stock for any performance cycle and options or stock appreciation rights with respect to no more than 237,616 shares of common stock may be granted to any one individual during any calendar year period. If a performance-based award is payable in cash, it cannot exceed $3,309,991 for any performance cycle.

Summary of the 2010 Plan

The following description of certain features of the 2010 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2010 Plan that is attached hereto as Appendix C.

Plan Administration. The 2010 Plan may be administered by the full board or Northeast’s compensation committee (as applicable, the “Administrator”). The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan. The Administrator may delegate to Northeast’s Chief Executive Officer the authority to grant stock options to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Eligibility. Persons eligible to participate in the 2010 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants and prospective officers) of Northeast and its subsidiaries as selected from time to time by the Administrator in its discretion.

Plan Limits. The maximum award of stock options or stock appreciation rights granted to any one individual will not exceed 237,616 shares of common stock (subject to adjustment for stock splits and similar events) for any calendar year period. If any award of restricted stock, restricted stock units or performance shares granted to an individual is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, then the maximum award shall not exceed 237,616 shares of common stock (subject to adjustment for stock splits and similar events) to any one such individual in any performance cycle. If any cash-based award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, then the maximum award to be paid in cash in any one performance cycle may not exceed $3,309,991. In addition, no more than 810,054 shares will be issued in the form of incentive stock options.

Stock Options. The 2010 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the 2010 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Northeast and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and key persons. The option exercise price of each option will be determined by the Administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. Fair market value for this purpose will be made by reference to market quotations. The exercise price of an option may not be reduced after the date of the option grant, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Administrator. In general, unless otherwise permitted by the Administrator, no option granted under the 2010 Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Administrator or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee for at least six months or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered to Northeast by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Administrator may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The Administrator may award stock appreciation rights subject to such conditions and restrictions as the Administrator may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price is the fair market value of the common stock on the date of grant. The term of a stock appreciation right will be fixed by the Administrator and may not exceed ten years.

Restricted Stock. The Administrator may award shares of common stock to participants subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with Northeast through a specified restricted period.

Restricted Stock Units. The Administrator may award restricted stock units to any participant. Restricted stock units are generally payable in the form of shares of common stock. These units may be subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with Northeast through a specified vesting period. In the Administrator’s sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant’s compliance with the procedures established by the Administrator and requirements of Section 409A of the Code. During the deferral period, the restricted stock units may be credited with dividend equivalent rights.

Unrestricted Stock Awards. The Administrator may also grant shares of common stock which are free from any restrictions under the 2010 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Performance Shares. The Administrator may grant performance share awards to any participant which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals (as summarized above) and such other conditions as the Administrator shall determine.

Cash-Based Awards. The Administrator may grant cash bonuses under the 2010 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals (as summarized above).

Dividend Equivalent Rights. The Administrator may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights may be granted as a component of another award (other than a stock option or stock appreciation right) or as a freestanding award. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

Change of Control Provisions. The 2010 Plan provides that upon the effectiveness of a “sale event” as defined in the 2010 Plan, except as otherwise provided by the Administrator in the award agreement, all awards will automatically terminate, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the Administrator’s discretion. In addition, in the case of a sale event in which Northeast’s shareholders will receive cash consideration, Northeast may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights.

Adjustments for Stock Dividends, Stock Splits, Etc. The 2010 Plan requires the Administrator to make appropriate adjustments to the number of shares of common stock that are subject to the 2010 Plan, to certain limits in the 2010 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding. Participants in the 2010 Plan are responsible for the payment of any federal, state or local taxes that Northeast is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Administrator, participants may elect to have the minimum tax withholding obligations satisfied by authorizing Northeast to withhold shares of common stock to be issued pursuant to the exercise or vesting of an award.

Amendments and Termination. The board of directors of Northeast may at any time amend or discontinue the 2010 Plan, and the Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under Nasdaq rules, any amendments that materially change the terms of the 2010 Plan will be subject to approval by Northeast’s shareholders. Without approval by Northeast’s shareholders, the Administrator may not reduce the exercise price of options or stock appreciation rights or effect repricing through cancellation or re-grants, including any cancellation in exchange for cash. Amendments shall also be subject to approval by Northeast’s shareholders if and to the extent determined by the Administrator to be required by the Code to preserve the qualified status of incentive options or to ensure that compensation earned under the 2010 Plan qualifies as performance-based compensation under Section 162(m) of the Code.

Effective Date of 2010 Plan. The board of directors of Northeast adopted the 2010 Plan on March 30, 2010, and the 2010 Plan becomes effective on the date it is approved by shareholders. Awards of incentive options may be granted under the 2010 Plan until the date that is 10 years following approval by the board of directors of Northeast. No other awards may be granted under the 2010 Plan after the date that is 10 years from the date of shareholder approval.

New Plan Benefits

Pursuant to the terms of the merger agreement, Northeast intends to make a number of grants of stock options in 2010 in connection with the consummation of the merger. All these grants are conditioned on the merger agreement and the 2010 Plan being approved by the shareholders. These grants are reported in the following table:

	Options
	Average Exercise Price(1)	Number (#)
Name and Position
James D. Delamater, President and Chief Executive Officer	$13.93	21,601	(2)
Robert S. Johnson, Chief Financial Officer	$13.93	10,801
Marcel C. Blais, Chief Operating Officer, Retail Banking	$13.93	10,801
Pender J. Lazenby, Chief Risk Officer	$13.93	10,801
Richard Wayne	$13.93	237,616
Claire Bean	$13.93	118,808
Heather Campion	$13.93	118,808
Matthew Botein (3)	$13.93	81,005
Matthew Anestis (3)	$13.93	81,005
Robert Glauber	$13.93	21,601
Patrick Dignan	$13.93	21,601
Christopher Hickey	$13.93	21,601
Bojay Taylor	$13.93	21,601
All current executive officers, as a group		54,004

(1)	Exercise price will be equal to the fair market value as of the date the stock options are granted. We have assumed for purposes of this table only that the exercise price will be equal to the per share cash consideration paid in the merger, $13.93.
(2)	To the extent Mr. Delamater is prohibited from receiving this option grant due to Northeast’s participation in the Capital Purchase Program, Northeast’s Compensation Committee may grant Mr. Delamater such other equity award as may be allowed under Treasury rules that would provide Mr. Delamater with a similar economic benefit as the option grant, as determined by the Compensation Committee in its sole discretion. See “The Merger — Interests of Certain Persons in the Merger — Employment Agreements.”
(3)	Matthew Anestis and Matthew Botein worked with FHB to source investment opportunities. In November 2009, Messrs. Anestis and Botein joined Blackrock, Inc. As part of their employment with BlackRock, Messrs. Anestis and Botein are each required, upon exercise of these options, to assign to BlackRock any shares received upon the exercise of such options and any profit received upon a cashless exercise of such options.

The option grants to Mr. Wayne, Ms. Bean and Ms. Campion, or the Proposed Management Equity Incentive Grants, will be subject to certain vesting conditions. Half of the Proposed Management Equity Incentive Awards will be subject to time-based vesting (the “Time-Based Equity”) and half of the Equity Incentive Awards will be subject to performance-based vesting (the “Performance-Based Equity”). The Time-Based Equity will vest in five equal annual installments, commencing on the first anniversary of the merger. The Performance-Based Equity will be divided into three equal tranches, and each tranche will vest if the stock price exceeds the specified hurdle price for a period of 50 of the previous 75 consecutive trading days. The applicable hurdle price will vary depending on the number of years that have elapsed since the merger, as set forth below:

	Time Period	Hurdle Price
Tranche A	Commencing on the date of the merger and ending on the date prior to the fifth anniversary of the merger (Years 1-5)	$27.86

	Commencing on the fifth anniversary of the merger and ending on the date prior to the sixth anniversary of the merger (Year 6)	$31.34

	Commencing on the sixth anniversary of the merger and ending on the date prior to the seventh anniversary of the merger (Year 7)	$34.83

Tranche B	Commencing on the date of the merger and ending on the date prior to the sixth anniversary of the merger (Years 1-6)	$31.34

	Commencing on the sixth anniversary of the merger and ending on the date prior to the seventh anniversary of the merger (Year 7)	$34.83

Tranche C	Commencing on the date of the merger and ending on the date prior to the seventh anniversary of the merger (Years 1-7)	$34.83

In the event any portion of the Performance-Based Equity has not vested by the seventh anniversary of the merger, that portion of the Performance-Based Equity will terminate. In the event of a change in control, all Time-Based Equity will immediately vest and all Performance-Based Equity will vest according to the normal vesting schedule and will be subject to the performance conditions by reference to the value of consideration per share of stock received by Northeast common stockholders in the change in control transaction. In the event that the change in control is a stock transaction that results in the then existing investors of Northeast having a continuing interest in the acquiring company, Northeast will use its good faith efforts to preserve the economic interests represented by the Performance-Based Equity in the surviving corporation.

Vesting of the Equity Incentive Awards may also accelerate or terminate upon the occurrence of a termination of employment in connection with certain events:

•	Termination upon Death or Disability.

•	Time-Based Equity. The amount deemed vested will be the amount that would have vested during the greater of (i) actual years worked plus one year (limited to five years) or (ii) three years.

•

Performance-Based Equity. The amount deemed vested will be (i) 20% if the death or disability occurred between one and two years following the merger, (ii) 40% if the death or disability occurred between two and three years following the merger, and (iii) 100% if the death or disability occurred more than three years following the merger.

•	Termination without Cause or Resignation for Good Reason within Three Years following the Merger.

•	Time-Based Equity. The amount deemed vested will be the amount that would have vested during the greater of (i) actual years worked plus one year (limited to five years) or (ii) three years.

•

Performance-Based Equity. The amount deemed vested will be the greater of (i) one-third of the Performance-Based Equity or (ii) the amount that would have vested based on the price of Northeast stock for the 12-month period following the date of termination or resignation and to the extent not vested during such extended period, such Performance-Based Equity shall expire.

•	Termination without Cause or Resignation for Good Reason more than Three Years following the Merger.

•	Time-Based Equity. The amount deemed vested will be the amount that would have vested during actual years worked plus one year (limited to five years).

•

Performance-Based Equity. The amount deemed vested will be the amount that would have vested based on the price of Northeast stock for the lesser of (i) the 12-month period following the date of termination or resignation or (ii) seven years following the merger.

•	Termination for Cause. All vested and unvested Time-Based Equity and Performance-Based Equity will automatically be forfeited.

•

Resignation other than for Good Reason, Death or Disability. All unvested Time-Based Equity and Performance-Based Equity will be forfeited and, if the termination or resignation occurs within three years following the merger, Northeast will have a call right, exercisable within 12 months of the resignation or termination, to purchase any vested Equity Incentive Awards at a price equal to the difference between the strike price and the average price of the stock for the 30 trading-days preceding the date of the call. Payment will be made in cash, unless Northeast makes a good faith determination that a cash payment would cause material adverse regulatory consequences, in which case payment may be made over a period of time not to exceed two years, evidenced by a note with interest equal to the Prime Rate.

Mr. Wayne, Ms. Bean and Ms. Campion will be subject to restrictions on the sale of shares acquired upon exercise of the stock options granted to them under the 2010 Plan. Any unexercised portion of an equity award will expire 10 years after the date of grant.

Tax Aspects Under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the 2010 Plan. It does not describe all federal tax consequences under the 2010 Plan, nor does it describe state or local tax consequences.

The advice set forth below was not intended or written to be used, and it cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer. The advice was written to support the promotion or marketing of the transaction(s) or matter(s) addressed herein. Each taxpayer should seek advice based upon the taxpayer’s particular circumstances from an independent tax advisor.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) Northeast will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option price thereof, and (ii) Northeast will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of common stock on the date of exercise, and Northeast receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. Northeast generally will be entitled to a tax deduction in connection with an award under the 2010 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to Northeast, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, Northeast’s deduction for certain awards under the 2010 Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the Principal Financial Officer) receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The 2010 Plan is structured to allow certain awards to qualify as performance-based compensation.

Equity Compensation Plan Information

The following table provides information as of June 30, 2009, regarding shares of common stock that may be issued under Northeast’s existing equity compensation plans, which consist of the Northeast 1999 Stock Option Plan and 1992 Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
• Equity compensation plans approved by security holders:	28,000	$10.23	191,500
• Equity compensation plans not approved by security holders:	N/A	N/A	N/A
Total	28,000	$10.23	191,500

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Northeast

Northeast common stock is traded on Nasdaq under the symbol “NBN.” The following table sets forth the high and low sales prices per share of the Northeast common stock for the fiscal periods indicated and the cash dividends declared per share. FHB is a privately held company, and its membership interests are not listed on any exchange.

	Sales Price Per Share		Cash Dividends Per Share
	High	Low
2008
First Quarter (July 1 — September 30)	$18.63	$15.82	$0.09
Second Quarter (October 1 — December 31)	17.30	13.72	0.09
Third Quarter (January 1 — March 31)	15.53	13.31	0.09
Fourth Quarter (April 1 — June 30)	14.79	11.71	0.09

2009
First Quarter (July 1 — September 30)	11.97	9.44	0.09
Second Quarter (October 1 — December 31)	11.03	6.54	0.09
Third Quarter (January 1 — March 31)	8.80	6.61	0.09
Fourth Quarter (April 1 — June 30)	10.86	7.35	0.09

2010
First Quarter (July 1 — September 30)	10.00	7.66	0.09
Second Quarter (October 1 — December 31)	9.71	8.42	0.09
Third Quarter (January 1 — March 31)	15.28	8.50	0.09
Fourth Quarter (April 1 through May 31)	15.14	12.125	0.09

Past price performance is not necessarily indicative of likely future performance. Because market prices of Northeast common stock will fluctuate, you are urged to obtain current market prices for shares of Northeast common stock.

Northeast may repurchase its common shares in accordance with applicable legal guidelines. The actual number of shares repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits Northeast from purchasing its common shares from the date this proxy statement/prospectus is first mailed to shareholders until completion of the special meeting of shareholders and during the ten-day trading period ending on the trading day prior to the merger’s closing.

Northeast’s dividend policy is subject to the discretion of the Northeast board of directors and depends upon a number of factors, including Northeast’s future earnings, financial condition and cash needs, general business conditions and the amount of dividends paid to Northeast by its banking subsidiary, Northeast Bank. Northeast’s ability to pay dividends is subject to the same regulatory considerations described below. If the merger is consummated, Northeast shareholders may receive a prorata portion of the normal quarterly dividends on Northeast common stock for the quarter in which the effective time of the merger occurs. Following the merger, the surviving corporation’s board of directors will review the current dividend policy on shares of surviving corporation common stock and the non-voting common stock, and may consider eliminating the current dividend on shares of surviving corporation common stock and the non-voting common stock.

In the ordinary course of business, Northeast is dependent upon dividends from its banking subsidiary, Northeast Bank, to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Northeast Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under Federal Reserve Board regulations, the Federal Reserve Board has the authority to prohibit bank holding companies from engaging in activities that the Federal Reserve Board considers unsafe or unsound banking practices. Under certain circumstances, the Federal Reserve Board may take the position that payment of dividends by Northeast would constitute an unsafe or unsound banking practice in light of its financial condition. Under Federal Reserve Board policies, a bank holding company should pay cash dividends on its common stock only out of income available over the past year and should not pay cash dividends if such payment would undermine its ability to serve as a source of strength to its banking subsidiaries. Northeast’s ability to pay cash dividends is further limited by its obligation to maintain adequate levels of capital in accordance with the Federal Reserve Board’s capital adequacy guidelines.

INFORMATION ABOUT THE COMPANIES

FHB Formation LLC

695 Atlantic Avenue

Boston, Massachusetts 02111

(617) 443-4704

FHB was formed as a Delaware limited liability company in March 2009 in order to raise third-party capital to be invested in a financial institution. Richard Wayne, Claire Bean and Heather Campion are FHB’s sole members and officers.

In connection with the merger, FHB has secured equity commitments from certain accredited investors, including Arlon Capital Partners LP, funds or accounts under management by BlackRock, Inc. investment advisor affiliates, funds or accounts managed by East Rock Capital, LLC and its affiliates, and funds managed by Highfields Capital Management LP. Certain other private investment funds and institutions, FHB management, and twelve individuals represent the remaining commitments. Each investor has issued a binding equity commitment letter to FHB to fund, at the closing of the merger, a portion of (i) the cash consideration of $12,940,037 to be paid to the existing shareholders of Northeast in exchange for their existing shares of Northeast common stock, (ii) a capital contribution to Northeast of $16,175,042 in exchange for newly issued shares of common stock of the surviving corporation, and (iii) fees and expenses incurred by FHB relating to the merger of up to $1,000,000 that will not be paid by Northeast. Upon the closing of the merger, each FHB investor will receive membership interests in FHB that immediately thereafter will be converted into the right to receive 0.96679 shares of common stock of the surviving corporation in exchange for each unit of FHB held by that investor. After the merger, the FHB investors will hold, in the aggregate, 60% of the surviving corporation’s common stock, and current Northeast shareholders will hold, in the aggregate, 40% of the surviving corporation’s common stock. No investor will acquire more than 9.99% of any class of voting securities (including options on a non-diluted basis) or more than 9.99% of the total equity of Northeast as a result of the merger.

Northeast Bancorp

500 Canal Street

Lewiston, Maine 04240

(207) 786-3245

Northeast, a Maine corporation chartered in April 1987, is a bank holding company registered under the Bank Holding Company Act of 1956. Prior to 1996, Northeast operated under the name Bethel Bancorp. Northeast’s primary subsidiary and principal asset is its wholly-owned banking subsidiary, Northeast Bank, which has ten banking branches. The Bank offers property and casualty insurance products through its wholly owned subsidiary, Northeast Bank Insurance Group, Inc. Northeast Bank Insurance Group has twelve insurance agency offices, four of which are located in Northeast banking branches. In addition, Northeast also offers investment services, including financial planning products and services, through an office in Falmouth, Maine.

Northeast Bank, which was originally organized in 1872 as a Maine-chartered mutual savings bank and was formerly known as Bethel Savings Bank F.S.B., is a Maine state-chartered bank and a member of the Federal Reserve System. From 1987 to August 2004, Northeast Bank was a federal savings bank, and Northeast was a unitary savings and loan holding company registered with the Office of Thrift Supervision. In August 2004, Northeast Bank’s charter was converted into a Maine state-chartered universal bank, and Northeast became a bank holding company. In connection with the conversion of its charter, Northeast Bank applied for and was granted membership in the Federal Reserve System. Accordingly, Northeast and Northeast Bank are currently subject to the regulatory oversight of the Federal Reserve Bank of Boston and the State of Maine Bureau of Financial Institutions.

As of March 31, 2010, Northeast, on a consolidated basis, had total assets of approximately $612 million, total deposits of approximately $380 million, and shareholders’ equity of approximately $50 million.

Additional information about Northeast and its subsidiaries is included in documents filed with the SEC. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 242.

Description of Common Stock

General

Northeast has 15,000,000 shares of authorized common stock, $1.00 par value per share, of which 2,322,332 shares were outstanding as of May 19, 2010.

Holders of Northeast’s common stock are entitled to receive dividends if, as and when declared by Northeast’s board of directors out of any funds legally available for dividends. Holders of Northeast’s common stock are also entitled, upon Northeast’s liquidation, and after claims of creditors and the preferences of Series A preferred stock, and any other class or series of preferred stock outstanding at the time of liquidation, to receive pro rata Northeast’s net assets. Northeast pays dividends on its common stock only if it has paid or provided for all dividends on the outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Northeast’s Series A preferred stock has preference over Northeast’s common stock with respect to the payment of dividends and the distribution of assets in the event of Northeast’s liquidation or dissolution. Northeast’s preferred stock also has such other preferences as currently, or as may be, fixed by Northeast’s board of directors.

Holders of Northeast’s common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as Northeast’s board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of Northeast’s common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Northeast’s common stock is listed on the Nasdaq Global Market. Outstanding shares of Northeast’s common stock are validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

The transfer agent and registrar for Northeast’s common stock is Registrar and Transfer Company.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of Northeast’s common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of Northeast’s common stock under the Change in Bank Control Act. Any holder of 25% or more of Northeast’s common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over Northeast, is subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, Maine law requires the prior approval of the Superintendent of the Maine Bureau of Financial Institutions for (i) the acquisition of more than 5% of the voting shares of a Maine financial institution or any financial institution holding company that controls a Maine financial institution, or (ii) the acquisition by a Maine financial institution holding company of more than 5% of a financial institution or a financial institution holding company domiciled outside the State of Maine.

Anti-Takeover Provisions

The articles of incorporation and bylaws of Northeast include certain provisions which may be considered to be “anti-takeover” in nature because they may have the effect of discouraging or making more difficult the acquisition of control over Northeast by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect the shareholders of Northeast by providing a measure of assurance that Northeast’s shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the anti-takeover provisions set forth in articles of incorporation and bylaws of Northeast, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to Northeast common stock. To the extent that these provisions actually discourage such a transaction, holders of Northeast common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, these provisions make it more difficult to remove, and thereby may serve to entrench, incumbent directors and officers of Northeast, even if their removal would be regarded by some shareholders as desirable.

The provisions in the articles of incorporation of Northeast which may be considered to be “anti-takeover” in nature include the following:

•	a provision that does not permit shareholders to cumulate their votes for the election of directors;

•	a provision that requires a greater than majority shareholder vote in order to approve certain business combinations and other extraordinary corporate transactions;

•	a provision that establishes criteria to be applied by the board of directors in evaluating an acquisition proposal;

•	a provision that requires a greater than majority shareholder vote in order for the shareholders to remove a director from office without cause;

•	a provision that limits the right of the shareholders to amend the bylaws; and

•	a provision that requires, under certain circumstances, a greater than majority shareholder vote in order to amend the articles of incorporation.

In addition, a provision in the bylaws that limits the permissible number of directors may be considered to be anti-takeover in nature.

Sections 1109 and 1110 of the Maine Business Corporation Act also may have some anti-takeover effect.

Section 1109 of the Maine Business Corporation Act generally provides that a Maine corporation which has a class of voting stock registered or traded on a national securities exchange or under the Securities Exchange Act of 1934, such as Northeast, may not engage in any business combination for five years following an interested shareholder’s stock acquisition date unless the business combination is (1) approved by the corporation’s board of directors prior to that interested shareholder’s stock acquisition date or (2) approved, subsequent to that interested shareholder’s stock acquisition date, by the board of directors of the Maine corporation and authorized by the holders of a majority of the outstanding voting stock of the corporation not beneficially owned by that interested shareholder or any affiliate or associate thereof or by persons who are either directors or officers and also employees of the corporation. An interested shareholder is defined to include any person, firm or entity that is directly or indirectly the beneficial owner of 25% or more of the outstanding voting stock of the corporation, other than by reason of a revocable proxy given in response to a proxy solicitation conducted in accordance with the Securities Exchange Act of 1934 which is not then reportable on a Schedule 13D under the Securities Exchange Act of 1934, and stock acquisition date is defined to mean the date that any person, firm or entity first becomes an interested shareholder of that corporation.

Section 1110 of the Maine Business Corporation Act generally provides shareholders of a Maine corporation which has a class of voting shares registered or traded on a national securities exchange or registered under the Securities Exchange Act of 1934, with the right to demand payment of an amount equal to the fair value of each voting share in the corporation held by the shareholder from a person or group of persons which become a “controlling person,” which generally is defined to mean an individual, firm or entity (or group thereof) which has voting power over at least 25% of the outstanding voting shares of the corporation. Such a demand must be submitted to the “controlling person” within 30 days after the “controlling person” provides required notice to the shareholders of the acquisition or transactions which resulted in such person or group becoming a “controlling person.”

Northeast has opted out of Section 1110. See “Comparison of Shareholder Rights — Fair Price Provision” on page 239.

After the merger is completed, Northeast shareholders who receive surviving corporation common stock in the merger will become shareholders of the surviving corporation, and, therefore, their rights as shareholders of the surviving corporation will be governed by the amended and restated articles of incorporation and bylaws of the surviving corporation. Please see “Comparison of Shareholder Rights” beginning on page 236 of this proxy statement/prospectus.

Corporate Governance

Applicable rules of the NASDAQ Stock Market, the exchange on which Northeast’s Common Stock is listed, and the Corporate Governance Guidelines of Northeast require that the board of directors consist of a majority of independent directors. The board of directors determines independence on the basis of standards established by NASDAQ, the SEC and other facts and circumstances the board considers relevant. Each of the directors of the surviving corporation, other than Mr. Wayne, will be independent under the foregoing standards.

Current Officers and Directors of Northeast

The Board of Directors and its Nominating and Corporate Governance Committee, or the Corporate Governance Committee, evaluate the relationships between each director (or his or her immediate family members and related interests) and Northeast and its subsidiaries to determine compliance with the NASDAQ independence rules. Based on that review, the board of directors has affirmatively determined, upon the recommendation of the Corporate Governance Committee, that every director, other than Messrs. Delamater, Jackson, Schiavi and Lazenby, is independent under these standards.

The age of each director, positions and offices with Northeast and the Bank, term of office as a director of Northeast, business experience during the past five years, and additional biographical data is set forth below.

Name of Director	Age	Position with Northeast (1)	Director Since
Judith E. Wallingford	53	Chairman of the Board	1994
John Rosmarin	61	Vice Chairman of the Board	1997
Conrad L. Ayotte	54	Director	2007
James D. Delamater	58	President, Chief Executive Officer, and Director	1987
James P. Day	49	Director	2003
Ronald J. Goguen	64	Director	1990
Philip C. Jackson	65	Director	1987
Pender J. Lazenby	60	Chief Risk Officer and Director	2003
John C. Orestis	67	Director	2007
John H. Schiavi	70	Director	1998
Stephen W. Wight	66	Director	1987

(1)	The board of directors of the Bank is identical to that of Northeast.

All directors of Northeast hold office until the earlier of the next annual meeting of the shareholders and until their successors have been duly elected and qualified, or their death, resignation, or removal.

Judith E. Wallingford has been the Chairman of the board of Northeast and the Bank since 2002 and has been a director of Northeast and the Bank since 1994. Ms. Wallingford, a certified management accountant, also is the President of Aqua Maine, Inc., a water utility serving various communities in Maine Ms. Wallingford joined the board as a result of Northeast’s acquisition of Brunswick Federal Savings, F.A., as she was a member of that board and made an outstanding choice for the Northeast board as a result of her knowledge of accounting and general business acumen.

John Rosmarin has been Vice Chairman of the board of directors of Northeast since 2002 and a director of Northeast and the Bank since 1997. Mr. Rosmarin is the President and Chief Executive Officer of Saunders Manufacturing Company, Inc., an office products manufacturer and distributor, a position he has held since 1982. Mr. Rosmarin joined the board as a result of our acquisition of Cushnoc Bank. He was selected from the existing Cushnoc Board to fill a seat at Northeast as a result of his history of marketing and business experience. In addition, he is well known throughout the Augusta community and is the leader of a very dynamic company in the Bank’s market area.

Conrad L. Ayotte has been Vice President, Treasurer, Chief Financial Officer and Co-owner of JS McCarthy Printers in Augusta, Maine since 2000. Mr. Ayotte has held a variety of senior level positions with successful local businesses in Maine and received public accounting experience with the firms of Price Waterhouse & Company and at Schatz, Fletcher & Associates, CPA’s in Augusta, Maine, where he was a partner. Mr. Ayotte is a Certified Public Accountant and received his undergraduate degree from Thomas College, his Masters of Business from Notre Dame Graduate School of Business and an honorary Doctorate from Thomas College. Mr. Ayotte combines local knowledge and presence in the community Northeast serves with a strong business and accounting background, including time spent auditing banks throughout Maine. In addition, his track record and success at JS McCarthy is outstanding.

James D. Delamater has been President, Chief Executive Officer and a director of Northeast and the Bank since 1987. The attributes, skills and qualifications Mr. Delamater has developed through his banking background, his leadership roles in philanthropic organizations, and his professional experiences as a business leader, as well as his knowledge and experience as director of the Bank and Northeast, enable him to provide continued banking and business expertise to the board.

James P. Day has been a director of Northeast and the Bank since April 2003. Mr. Day is, and has been since 2000, the President of LRI, Inc., a real estate development company in Lewiston, Maine. From 1987 to 2000, Mr. Day served as the Treasurer of LRI, Inc. (and its predecessor, Lewiston Raceways, Inc.). Mr. Day has many years of experience in business and is well known throughout the Lewiston & Auburn area. Mr. Day is a CPA and holds a law degree. He has an excellent combination of business, legal and accounting knowledge and a strong local presence.

Ronald J. Goguen has been a director of Northeast and the Bank since 1990. He is President and Chief Executive Officer of Landdrill International, Inc., a Canadian corporation that provides contract drilling services primarily to companies in the mineral and metals industries. Mr. Goguen also is the President of Royal Oaks Real Estate, Inc. and has a long history of business development throughout Canada, the U.S. and many foreign markets. Initially, Mr. Goguen joined the board as a result of his significant investment in the former Bethel Bancorp, however he also delivers to the Bank an understanding of international markets and a different perspective which often stimulates economic discussion and new ideas.

Philip C. Jackson has been a director of Northeast and the Bank since 1987. Mr. Jackson also served as the Senior Vice President of the Bank’s Trust Operations since 1997 until his retirement in June 2008. From 1991 to 1994, Mr. Jackson served as President of Bethel Savings, the predecessor to the Bank. Mr. Jackson is very well known throughout the Bank’s market area by virtue of his long and successful career, including sixteen years in state government as a member of both the Maine senate and house of representatives. Mr. Jackson also served many years as the Bank’s senior trust officer and owned and operated his own local family business.

Pender J. Lazenby has been a director of Northeast and the Bank since 2003. Further, since February 2005, Mr. Lazenby has served as the Chief Risk Officer and Senior Vice President of the Bank. Before joining the board of directors, Mr. Lazenby had served in a variety of positions with FleetBoston (and BankBoston prior to its acquisition in 1999) from 1994 until his retirement at the end of 2002. During this period, Mr. Lazenby served as Executive Credit Officer (1999-2000) and Senior Approval Authority (2001-2002) in Corporate Banking (FleetBoston); Group Senior Credit Officer in Corporate Banking (1998-2000) and in Commercial Real Estate (1994-1998) at BankBoston. Mr Lazenby’s experience in risk management is considered to be a very important part of the Bank’s strategic plan.

John C. Orestis has been a director of Northeast and the Bank since 2007. Mr. Orestis has been the owner, Treasurer and Chief Development Officer of Schooner Estates Retirement Community in Auburn, Maine since 2006 as well as the President and Chief Executive Officer of North Country Associates in Lewiston, Maine since 1981. Mr. Orestis received his Juris Doctorate from American University and was a senior Partner at Skelton, Taintor, Abbott & Orestis, Attorneys from 1968 to 1987, specializing in business and tax law. Mr. Orestis has served on many government and civic organizations throughout Maine, including the Maine Healthcare Organization and the Maine Economic Growth Council. Mr.Orestis was the former mayor of the city of Lewiston and is widely recognized by many of the Bank’s customers as having a particular interest in senior citizens by virtue of his substantial investment in senior care. Mr. Orestis delivers business, legal and social experience to the board.

John H. Schiavi has been a director of Northeast and the Bank since 1997. Mr. Schiavi has been the President and sole owner of Schiavi Enterprises, a real estate development firm, since 1962. He also serves on the board of directors of Major Drilling Group International Inc. based in Moncton, New Brunswick, Canada. Mr. Schiavi is well known throughout Northeast’s market for his success in a variety of business endeavors, including residential communities, health care, senior care and the like. Mr. Schiavi also served many years on the Board of a large regional bank including many years of experience on the loan committee and brings that experience to bear as a director. Mr. Schiavi has served on Northeast’s loan committee for many years.

Stephen W. Wight has been a director of Northeast and the Bank since 1987. Mr. Wight is the owner of Sunday River Inn, LLC, a resort hotel, and the manager of Wight Enterprises LLC, a property management company. Mr. Wight has spent years of service to many local communities in addition to his duties as the owner of a very successful recreation and hospitality business. Mr. Wight has served many years as the Chair of the Maine Land Use Regulatory Commission, an entity that governs all of Maine’s unorganized land. Mr. Wight is well known throughout the Bank’s market area and has always been able to assist the Bank in understanding the needs of many local communities.

There is no family relationship between any of Northeast’s directors, nominees to serve as director, or executive officers. There are no arrangements between any director or director nominee of Northeast and any other person pursuant to which he or she was, or will be, selected as a director.

Security Ownership of Northeast’s Management and Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of Northeast’s issued and outstanding Common Stock as of May 28, 2010, by: (i) each director and nominee for director of Northeast, (ii) each of the Named Executive Officers, (iii) all directors and executive officers of Northeast as a group, and (iv) each person known to Northeast beneficially owning more than 5% of the outstanding Common Stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the Common Stock owned by them.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number of Shares (1)		Percent of Class (2)
Directors and Certain Executive Officers
Judith E. Wallingford	7,500	(3)	*
James D. Delamater	72,261	(4)	3.39%
Conrad L. Ayotte	5,989		*
Marcel C. Blais	2,947		*
James P. Day	3,325		*
Ronald J. Goguen	2,000		*
Philip C. Jackson	21,038		*
Robert S. Johnson	751		*
Pender J. Lazenby	1,000		*
Craig O. Linscott	10,000		*
John C. Orestis	13,350		*
John Rosmarin	8,500	(5)	*
John H. Schiavi	12,600	(3)	*
Stephen W. Wight	20,255	(6)	*

All directors and executive officers as a group (16 persons)	181,816	(7)	7.83%

Other Beneficial Holders
Albert H. Desnoyers (8) 1626 Regatta Drive Amelia, FL 32034	199,041		8.57%

Tontine Financial Partners, LP (9) 200 Park Avenue, Suite 3900 New York, NY 10166	213,500		9.14%

Sandler O’Neill Asset Management LLC (10) 780 Third Avenue, 30th Floor New York, NY 10017	127,000		5.47%

James W. Nichols d/b/a Nichols Investment Management (11) 175 Exchange Street Bangor, Maine 04402	178,269		7.67%

Thompson Hortsmann & Bryant, Inc. (12) Park 80 West Plaza One Saddle Brook, NJ 07663	93,822		4.04%

FHB Formation LLC (13) 695 Atlantic Avenue Boston, MA 02111	179,827		7.68%

*	Less than 1%
(1)

In accordance with Rule 13d-3 promulgated pursuant to the Exchange Act, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, “voting power” is the power to vote or direct the voting of shares, and “dispositive power” is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.
(2)	In calculating the percentage ownership for a given individual or group, the number of shares of Common Stock outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days of the record date held by such individual or group, but are not deemed outstanding by any other person or group.
(3)	Includes 2,500 shares of Common Stock that may be acquired pursuant to currently exercisable options.
(4)	Includes 9,000 shares of Common Stock that may be acquired pursuant to currently exercisable options.
(5)	Includes 2,500 shares of Common Stock that may be acquired pursuant to currently exercisable options. Includes 5,375 shares of Common Stock held by Mr. Rosmarin’s spouse as to which Mr. Rosmarin disclaims beneficial ownership.
(6)	Includes 2,500 shares of Common Stock that may be acquired pursuant to currently exercisable options. Includes 7,350 shares of Common Stock held by Mr. Wight’s spouse as to which Mr. Wight disclaims beneficial ownership, and 2,250 shares of Common Stock held by his children.
(7)	Includes 26,500 shares of Common Stock subject to options which may be acquired by such directors and executive officers as a group pursuant to currently exercisable options.
(8)	The ownership information set forth herein is based in its entirety on material contained in a Schedule 13D, dated March 6, 1995, filed with the SEC by Mr. Desnoyers, as adjusted to reflect the payment of a 50% stock dividend in December 1997.
(9)	The ownership information set forth herein is based in its entirety on material contained in Amendment No. 1 to Schedule 13G, dated December 31, 2006, filed with the SEC by a group consisting of Tontine Financial Partners, LP (“TFP”), Tontine Management, LLC the general partner of TFP (“TM”), and Jeffrey L. Gendell, the managing member of TM.
(10)	The ownership information set forth herein is based in its entirety on material contained in a Schedule 13D, dated October 9, 2003, filed with the SEC consisting of a group partnerships of which Sandler, O’Neill Asset Management, Inc. (“SOAM”), is the sole general partner and to which SOAM Holdings, LLC a Delaware limited liability company (“Holdings”), provides administrative and management services, and Terry Maltese, the managing member and president of SOAM and Holdings.
(11)	The ownership information set forth herein is based in its entirety on material contained in a Schedule 13G/A, dated January 27, 2010, filed with the SEC by James Williams Nichols, doing business as Nichols Investment Management (“NIM”). NIM discloses that it holds 178,269 shares on behalf of its advisory clients and has sole power to vote 11,153 shares and sole power to dispose of 175,269 shares.
(12)	The ownership information set forth herein is based in entirety on material contained in a Schedule 13G, dated February 13, 2009, filed with the SEC.
(13)	The ownership information set forth herein is based in entirety on material contained in a Schedule 13D, dated March 30, 2010, filed with the SEC.

Officers and Directors of the Surviving Corporation

The following paragraphs provide information as of the date hereof about each nominee for the surviving corporation’s board of directors and the surviving corporation’s executive officers. The information presented includes information provided by each director nominee and executive officer about positions held, principal occupation and business experience for the past five years or more. With respect to each director nominee, the biographical description below also includes the specific experience, qualifications, attributes and skills that led to the conclusion by the Northeast board of directors that such person should serve as a director of the surviving corporation. In addition to the information presented below regarding each nominee’s specific experience, qualifications, attributes and skills that led the Northeast board of directors to the conclusion that such nominee should serve as a director, Northeast also believes each director nominee has a reputation for integrity, honesty and adherence to high ethical standards. Each director nominee has demonstrated business acumen and an ability to exercise sound judgment.

Robert Glauber, 71, is a Lecturer at Harvard’s Kennedy School of Government and was a Visiting Professor at Harvard Law School in 2007 and 2009. Previously, he served as Chairman and Chief Executive Officer of NASD (now FINRA), the private-sector regulator of the U.S. securities markets, from September 2001 to September 2006, after becoming NASD’s Chief Executive Officer in November 2000.

Prior to becoming an officer at NASD, he was a Lecturer at the Kennedy School from 1992 until 2000, Under Secretary of the Treasury for Finance from 1989 to 1992 and previously to that, was a Professor of Finance at the Harvard Business School. Mr. Glauber served as Executive Director of the Task Force (“Brady Commission”) appointed by President Reagan to report on the 1987 stock market crash.

He has served on the boards of the Federal Reserve Bank of Boston, a number of Dreyfus mutual funds, the Investment Company Institute and Quadra Realty Trust, Inc. and as president of the Boston Economic Club. Mr. Glauber presently is a director of Moody’s Corporation and Freddie Mac, Chairman of XL Capital Ltd., and Lead U.S. Trustee of the group that oversees the International Accounting Standards Board. He has been a Senior Advisor at Peter J. Solomon Co., an investment bank, since November 2006. Mr. Glauber graduated from Harvard College and received his doctorate from Harvard Business School.

We believe that Mr. Glauber’s qualifications to serve on the surviving corporation’s board of directors include his extensive experience relating to finance, corporative governance and management.

Peter McClean, 66, has been the Managing Director of Gulfstream Advisors LLC, a private advisory firm focused on risk management and strategic planning, since 2004. He is also a Senior Adviser to the Committee on Capital Markets Regulation, an independent and nonpartisan research organization dedicated to improving the regulation of U.S. capital markets. He is a director of an investment entity of Private National Mortgage Acceptance Co. (“PennyMac”), a specialty asset management firm created to address the dislocations in the U.S. mortgage market, a director of several mutual funds advised by USAZ, a subsidiary of Allianz AG, and a director of Cyrus Reinsurance.

From 2001 through 2003, Mr. McClean was the president and chief executive officer of Measurisk LLC, an independent provider of sophisticated risk information for hedge funds, fund of funds, pension funds and other investment managers of complex, multi-asset class investment portfolios. The company was sold to Bear Stearns in late 2003.

Before joining Measurisk he served as the chief risk management officer of The Bank of Bermuda Limited from 1996 until 2001. In this position he led an enterprise-wide risk management function responsible for credit and market risk policy as well as operational risk policy. Mr. McClean is also a director of Family Health International, a non-profit public health and development organization that focuses on research, preventive medicine and treatment of HIV/AIDS, malaria and tuberculosis in 35 countries.

Mr. McClean has an undergraduate degree from Northern Arizona University and a B.S. in International Business from Thunderbird-The Garvin School of International Business. He has also attended graduate and executive courses at the Harvard Business School and the Columbia University School of Business.

We believe that Mr. McClean’s qualifications to serve on the surviving corporation’s board of directors include his expertise in risk management, as well as his strong background in many areas of financial services including banking, investment management and insurance.

Cheryl Dorsey, 46, has been the President of Echoing Green, a global nonprofit which sparks transformative social change by investing in emerging social entrepreneurs and their bold ideas to build a more equitable world, since May 2002.

Ms. Dorsey served as a White House Fellow from 1997 to 1998, serving as Special Assistant to the U.S. Secretary of Labor, advising the Clinton Administration on health care and other issues. She was later named

Special Assistant to the Director of the Women’s Bureau of the U.S. Labor Department, where she helped develop family-friendly workplace policies and spearheaded the labor secretary’s pay equity initiative.

She was most recently appointed Vice-Chair of the President’s Commission on White House Fellowships, after serving as a team member of the Innovation and Civil Society subgroup of the Obama Presidential Transition’s Technology, Innovation, and Government Reform Policy Working Group. She was named one of “America’s Best Leaders” in 2009 by U.S. News & World Report and the Center for Public Leadership at the John F. Kennedy School of Government at Harvard University.

Ms. Dorsey serves on the boards of City Year (national), DonorsChoose.org, Green City Force and Freelancers Insurance Company, Inc., a for-profit insurance company and subsidiary of Working Today. She also serves as an advisory board member of the Action Tank for Social Entrepreneurs, America Forward, and the Lex Mundi Pro Bono Foundation.

She is a 2006 Henry Crown Fellow through the Aspen Institute, a 2007 Prime Movers Fellow through the Hunt Alternatives Fund, and a member of the John F. Kennedy School of Government’s Visiting Committee.

She holds a B.A. in History and Science from Harvard-Radcliffe Colleges, an M.D. from the Harvard Medical School and an M.P.P. from the John F. Kennedy School of Government.

We believe that Ms. Dorsey’s qualifications to serve on the surviving corporation’s board of directors include her nationally-recognized leadership skills and managerial experience.

Matthew Botein, 37, a Managing Director at BlackRock, and leads its Special Situations Group. He was previously a Managing Director at Highfields Capital Management, an investment management firm. At Highfields, he oversaw portfolio investments in the financial services industry, as well as various private equity investments. Mr. Botein has also worked in the private equity departments of The Blackstone Group and Lazard Frères.

He was instrumental in the founding of and is a director of Private National Mortgage Acceptance Co. (“PennyMac”), PennyMac Mortgage Investment Trust (NYSE: PMT) and Aspen Insurance Holdings Ltd. (NYSE: AHL) and is also a Director of First American Corp (NYSE: FAF).

Mr. Botein has an AB, magna cum laude, from Harvard College and an MBA with High Distinction from Harvard Business School, where he was a Baker Scholar and a Loeb Scholar.

We believe that Mr. Botein’s qualifications to serve on the surviving corporation’s board of directors include his background in corporate finance, private equity and asset management.

David Tanner, 51, is a member of the Investment Committee of Arlon Group LLC, the investment group affiliated with Continental Grain Company, and has served as Executive Vice President — Investments, and a member of the Management Committee of Continental Grain Company since 2006.

Previously, Mr. Tanner served as a Founder and Managing Principal of Quadrangle Group, LLC from 2000 to 2006; Managing Director at Lazard Freres & Co. and Managing Principal at Lazard Capital Partners from 1998 to 2000; and Managing Director at Warburg Pincus LLC, where he was associated from 1986-1997.

Mr. Tanner has served on the Boards of Directors of numerous private and public companies including RenaissanceRe Holdings Ltd., Protection One, Inc., Bresnan Broadband Holdings, LLC, J. Makowski Company, Inc., TAC Bancshares, Inc. and Golden Books Family Entertainment, Inc.

Currently, Mr. Tanner is Chairman of the Board of Trustees of Montefiore Medical Center, President of the Jewish Communal Fund, Trustee of the New York University School of Law, Overseer of the Albert Einstein College of Medicine, Trustee of the Citizens Budget Commission, Member of the Executive Committee of the Princeton University Capital Campaign and Director of Lawyers for Children.

Mr. Tanner received his Bachelor of Arts degree with honors in History from Princeton University, his Diploma of Economics from the London School of Economics, and his Juris Doctor from the New York University School of Law.

We believe that Mr. Tanner’s qualifications to serve on the board of directors include his extensive experience in executive leadership, strategic planning and corporate governance.

Adam Shapiro, 37, is a partner and co-founder of East Rock Capital, LLC, an investment management firm that manages capital, including charitable assets, on behalf of several high net worth families.

Previously, Mr. Shapiro was a Vice President in the Special Situations Group at Goldman Sachs. Prior to Goldman Sachs, Mr. Shapiro worked in the Private Equity and Mezzanine Finance Groups at Darby Overseas Investments, Ltd., an emerging markets investment fund founded by former Treasury Secretary Nicholas Brady.

Mr. Shapiro received an MBA from Columbia University, was a Fulbright Scholar in Argentina, and graduated from Yale with a BA in Ethics, Politics, and Economics.

We believe that Mr. Shapiro’s qualifications to serve on the surviving corporation’s board of directors include his background in investment management and his demonstrated experience in executive leadership and strategic planning.

Richard Wayne, Chief Executive Officer and Director, 57, co-founded Capital Crossing Bank (formerly known as Atlantic Bank) located in Boston, Massachusetts in 1988. He served as President and Co-Chief Executive Officer from 1991 until its sale in February 2007. Capital Crossing Bank, a national leader in the acquisition and management of loans secured by commercial and multi-family real estate and business assets, purchased loans with aggregate customer balances in excess of $2 billion. Capital Crossing went public in 1996 at a split adjusted share price of $3.375 and was sold in 2007 for $30 per share.

Mr. Wayne serves on the boards of numerous non-profits. He is currently Chairman of the Board of Mapendo International, an organization that fills the critical and unmet needs of people affected by war and conflict. He serves on the Board and as Finance Chairman of the Institute for Global Leadership at Tufts University. Previously, he served on the Board and as Annual Fund Chairman of Hillel at Tufts University.

Mr. Wayne holds a B.S. in Accounting from Syracuse University, a J.D. from Suffolk University Law School, and a Masters in Taxation from Boston University School of Law.

We believe that Mr. Wayne’s qualifications to serve on the surviving corporation’s board of directors include his demonstrated experience in executive leadership and management and banking.

Claire Bean, Chief Operating Officer and Chief Financial Officer, 57, has a 25-year record in financial services in the Greater Boston area. Her experience encompasses nearly every aspect of banking, with a focus in balance sheet management, strategic planning, financial management, commercial credit oversight, operations and information technology. Most recently, she served as Executive Vice President and Chief Financial Officer of Benjamin Franklin Bancorp, where she managed the company’s initial public offering and simultaneous acquisition of Chart Bank in 2005. In the four years that followed, she oversaw a doubling of the bank’s assets and associated operations, culminating in the sale of the company in April 2009. In the 1990s she was Chief Operating Officer and Treasurer of Grove Bank in Chestnut Hill, Massachusetts, and subsequently co-founded and served as Chief Operating Officer of Lighthouse Bank, an Internet bank based in Waltham, Massachusetts.

From 2002 to 2004, Ms. Bean worked in international economic development in Central Asia and Russia, serving as director of several microfinance programs designed to provide economic opportunity to the poor. Currently, Ms. Bean serves on the board of REACH Beyond Domestic Violence, the Rockland Trust Charitable Foundation and the Boston Advisory Council of Mercy Corp International.

Ms. Bean is a cum laude graduate of Tufts University, and holds an MBA from the University of Rochester.

Heather Campion, Chief Administrative Officer, 52, from 1998 until 2007, was a leading executive at Citizens Financial Group, Inc., one of the top ten commercial bank holding companies in the United States headquartered in New England. She served as Group Executive Vice President and Director of Corporate Affairs, with corporate-wide responsibility for directing media and public relations, government affairs, charitable giving, internal communications and marketing sponsorships. She sat on the company’s Executive Management Committee, its most senior leadership team.

Between 1981 and 1998, Ms. Campion held numerous positions at Harvard University’s John F. Kennedy School of Government, helping to build the School’s Center for Business and Government, and serving as director of the Public Liaison office. From 1990 to 1998 she was director of the John F. Kennedy Jr. Forum, and associate director of the Institute of Politics.

Ms. Campion also has experience in government and national politics, having served on the White House staff in the Speechwriting Office, and the Office of Public Liaison during the Carter Administration and having held senior positions on the 1984 Mondale and 1988 Dukakis presidential campaigns.

Ms. Campion is a director of AAA of Southern New England and has been a director of an investment entity of PennyMac from 2008 to 2010. She serves on the boards of the Institute of Politics at Harvard University, the John F. Kennedy Presidential Library Foundation, and the Isabella Stewart Gardner Museum. From 2006-2008, Ms. Campion was elected President of the Massachusetts Women’s Forum.

Ms. Campion is a cum laude graduate of Mount Holyoke College.

Northeast Executive Compensation

The following summary compensation table sets forth the cash and non-cash compensation paid to or accrued for the past fiscal year for Northeast’s Chief Executive Officer, Chief Financial Officer and for the three other most highly compensated executive officers of Northeast or its subsidiaries whose total compensation exceeded $100,000 for the fiscal year ended June 30, 2009 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation	All Other Compensation (1)	Total Compensation
James D. Delamater. President and Chief Executive Officer	2009 2008 2007	$268,434 258,707 240,694	$0 0 0	$15,000 15,000 0	$42,339 35,282 0	$12,164 14,881 23,148	$337,937 323,870 263,842

Robert S. Johnson Chief Financial Officer	2009 2008 2007	$146,692 142,419 138,271	$0 0 0	$5,000 5,000 0	$24,321 20,268 0	$5,433 5,305 5,030	$181,446 172,992 143,301

Marcel C. Blais Chief Operating Officer, Retail Banking	2009 2008 2007	$146,692 142,419 138,271	$0 0 0	$5,000 5,000 0	$11,702 9,751 0	$4,953 4,904 4,538	$168,347 162,074 142,839

Pender J. Lazenby Chief Risk Officer	2009 2008 2007	$155,590 154,332 139,392	$0 0 0	$5,000 5,000 0	$32,199 26,832 0	$5,700 6,559 17,813	$198,489 192,723 156,205

Leslie Couper	2009	$121,849	$0	$5,000	$6,984	$4,271	$138,104
Northeast Financial Division Manager	2008	124,067	0	5,000	12,407	4,103	$145,577
	2007	115,378	0	0	0	3,797	$119,175

(1)	These amounts include payments as follows:

(i)	Term life insurance premiums for 2009: $1,032 for Mr. Delamater; $1,032 for Mr. Johnson; $552 for Mr. Blais; $1,032 for Mr. Lazenby; and $346 for Ms. Coupler; 2008: $1,032 for Mr. Delamater; $456 for Mr. Johnson; $1,032 for Mr. Blais; $1,032 for Mr. Lazenby; and $276 for Ms. Couper. For 2007: $1,032 for Mr. Delamater; $792 for Mr. Johnson; $360 for Mr. Blais; $1,032 for Mr. Lazenby; and $276 for Ms. Couper.
(ii)	Matching 401k contributions for 2009: $6,754 for Mr. Delamater; $4,401 for Mr. Johnson; $4,401 for Mr. Blais; $4,668 for Mr. Lazenby; and $3,655 for Ms. Couper. For 2008: $6,990 for Mr. Delamater; $4,273 for Mr. Johnson; $4,273 for Mr. Blais; $4,627 for Mr. Lazenby; $3,722 and for Ms. Couper. For 2007: $6,405 for Mr. Delamater; $4,148 for Mr. Johnson; $4,148 for Mr. Blais; $4,181 for Mr. Lazenby; and $3,461 for Ms. Couper.
(iii)	Automobile reimbursement allowance for 2009: $2,892 for Mr. Delamater. For 2008: $4,309 for Mr. Delamater. For 2007: $1,520 for Mr. Delamater.
(iv)	Employee contribution to a Health Savings Account for 2009: $1,486 for Mr. Delamater. For 2008: $1,500 for Mr. Delamater
(v)	Director fees for 2008: $900 for Mr. Delamater; $900 for Mr. Lazenby. For 2007: $12,600 for Mr. Delamater; $12,600 for Mr. Lazenby.
(vi)	Referral fee (bankwide program for the referral of new business) for 2009: $270 for Ms. Couper. 2008: $150 for Mr. Delamater; $175 for Mr. Blais; $105 for Ms. Couper. For 2007: $90 for Mr. Delamater; $90 for Mr. Johnson; $30 for Mr. Blais; $60 for Ms. Couper.

Stock Option Grants

Northeast has two stock option plans under which it may make awards of incentive and non-qualified stock options. During the fiscal year ended June 30, 2009, no awards were made to any of the Named Executive Officers.

Outstanding Equity Awards At Fiscal Year End

The following table sets forth, for each of the Named Executive Officers, the number of shares of Common Stock acquired pursuant to the exercise of stock options during the 2009 fiscal year, the number of the stock options held at June 30, 2009, and the realizable gain on outstanding stock options that are “in-the-money.” The in-the-money stock options are those with exercise prices that are below the year-end stock price as a result of an increase in stock value since the date of the grant.

Outstanding Equity Awards At Fiscal Year End

	OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options: Exercisable	Option Exercise Price	Option Expiration Date
James D. Delamater	1,000	$8.00	12/17/09
	3,000	$8.25	08/18/10
	5,000	$13.10	07/20/11

Non-Equity Incentive Plan Compensation

The following table summarizes information with respect to grants of plan-based awards to the Named Executive Officers during fiscal year 2010. The incentive compensation is dependent upon the attainment of goals set on the grant date. For more information see “Our Compensation Decisions”.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)
James D. Delamater	August 21, 2009	$40,265
Marcel C. Blais	August 21, 2009	$14,669
Robert S. Johnson	August 21, 2009	$14,669
Pender J. Lazenby	August 21, 2009	$15,559
Leslie L. Couper	August 21, 2009	$12,184

Employment Agreements

Northeast does not have employment agreements with any of the Named Executive Officers although it does have Salary Continuation Agreements, discussed later. In addition, in connection with the merger, the named executive officers, other than Ms. Couper, have entered into employment agreements, discussed earlier, that are contingent upon consummation of the merger.

401(k) Plan Employees Savings Plan

Northeast maintains a tax-deferred defined contribution plan (the “401(k) Plan”) for its employees. Each employee who is scheduled to work at least 1,000 hours per year and is at least 18 years of age may elect to participate in the 401(k) Plan once he or she has completed ninety days of service. Under the 401(k) Plan, a participating employee is given an opportunity to make an elective contribution under a salary deferral savings arrangement of up to a maximum of 15% (or $16,500) of the participant’s pre-tax compensation. If the participating employee is over age 50, they may set aside an additional $5,500 for “catch up contributions”. Such contribution is fully vested in the participant. In addition, Northeast may, in its sole discretion, make a separate matching contribution on behalf of employees who elect to participate in the plan by contributing an amount equal to a specified percentage of their compensation to the plan. Messrs. Delamater, Johnson, Blais, Lazenby, and Ms. Couper participated in the 401(k) Plan at approximately 5.77%, 10.57%, 9.43%, 9.96%, and 12.72% of their salaries, respectively. For the year ended June 30, 2009, Northeast made 401(k) matching contributions on behalf of its employees in the amount of approximately $270,062. No profit sharing contributions were paid under the plan for the fiscal year ended June 30, 2009.

Compensation of Northeast Directors

Directors of Northeast also are directors of the Bank. For fiscal year 2009, each director received a combined annual retainer from Northeast and the Bank in the amount of $4,000. In addition, each director receives $700 for each meeting of the board of directors of Northeast or the Bank that they attend, and an additional $200 for each committee meeting that they attend (only if such committee meeting is held on a day other than one on which a board of directors meeting is held). Directors receive only one meeting fee when meetings of the board of directors of Northeast and the Bank are held on the same day. The Chairman of the board of Northeast and the Bank also receives an additional annual retainer of $4,000 for services rendered in such capacity. As of August 2007, management directors do not receive compensation for services rendered as directors. See the summary compensation table for directors fees that were paid to management directors.

Name	Annual Retainer (Northeast and the Bank)	Meeting Fees	Committee Fees	Total
Judith E. Wallingford	$8,000	$7,700	$200	$15,900
John Rosmarin	$4,000	$8,400		$12,400
Conrad L. Ayotte	$4,000	$8,400	$200	$12,600
James P. Day	$4,000	$8,400	$400	$12,800
Ronald J. Goguen	$4,000	$5,600		$9,600
Philip C. Jackson	$4,000	$8,400		$12,400
John C. Orestis	$4,000	$7,000	$400	$11,400
John H. Schiavi	$4,000	$7,700	$200	$11,900
Stephen W. Wight	$4,000	$8,400	$200	$12,600

Beginning in fiscal year 2010, directors will receive $600 per meeting and $300 per committee meeting, even if held on the same day. The retainer for directors will continue to be $4,000, and the retainer for the chairman and vice chairman will be $9,800 and $6,100, respectively.

Compensation Discussion and Analysis

Makeup and Charter of the Compensation Committee

Northeast has a standing Compensation Committee, referred to as the “Committee” hereinafter in this discussion. The Committee operates pursuant to a Committee charter (which is available at www.northeastbank.com) that has been approved by the board. The board determined that each of the directors listed below, who served as members of the Committee during the fiscal year ended June 30, 2009, is independent according to the board’s independence standards as set out in Northeast’s Governance Principles (which are available at www.northeastbank.com), and applicable rules of the SEC and the corporate governance rules of NASDAQ. The Compensation Committee has the authority to retain and compensate advisors that it deems necessary to fulfill its duties. The Compensation Committee met four times in 2009. For fiscal year 2009, the Committee’s members were:

Mr. Conrad L. Ayotte (Chair)	Ms. Judith E. Wallingford
Mr. John Rosmarin	Mr. Stephen W. Wight

The Compensation Committee’s Job

The Committee is charged with formulating and making recommendations to the board with respect to compensation issues relating to directors and senior officers of Northeast, including the Chief Executive Officer. The Committee also makes recommendations regarding, and administers, Northeast’s stock option plans, each in accordance with its terms, which are described below. The Committee reviews and makes recommendations regarding the general merit increase budget for salaried and hourly employees and has general oversight of employee benefit programs. In addition, the Committee, in consultation with the Chief Executive Officer, considers and reports to the board regarding employee or executive succession matters. The board has the ultimate decision-making authority regarding employee or executive succession and compensation matters.

Continuing Process

Although many compensation decisions are made in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy.

The Compensation Committee recommends all compensation and awards to executive officers, which include the chief executive officer, the chief financial officer, the chief operations officer, the chief risk officer and senior vice presidents. Generally, on its own initiative, the Compensation Committee reviews the performance and compensation of the chief executive officer and, following discussions with, where it deems appropriate, the human resources director or other appropriate advisors, establishes his compensation level and determines whether or not to make equity awards to the chief executive officer. For the remaining executive officers, the chief executive officer and the human resources director make recommendations to the Compensation Committee that generally, with minor adjustments, are approved. With respect to equity compensation awarded to others, the Compensation Committee grants restricted stock and stock options, generally based upon the recommendation of the chief executive officer.

The Committee Has Reviewed the Appropriateness Of Compensation

The Compensation Committee reviewed the amounts payable under each individual element of compensation, as well as in the aggregate, for each named executive officer and concluded that the individual elements of, and total aggregate compensation paid to, each named executive officer were appropriate. Factors the Compensation Committee considered in analyzing compensation include:

•	Total compensation;

•	Internal pay equity;

•	Northeast’s stock ownership and/or stock retention policies;

•	The competitive environment for recruiting executive officers, and what competitors pay; and

•	The “need” to provide each element of compensation and the amounts targeted and delivered.

The Committee Engaged A Consulting Firm To Provide Outside Expertise

The Compensation Committee Charter grants the Compensation Committee the sole and direct authority to hire and fire advisors and compensation consultants and approve their compensation. To assist the Compensation Committee in establishing “targeted overall compensation” (i.e., the aggregate level of compensation that Northeast will pay if performance goals are fully met) in 2009, Northeast participated in and referenced a compensation survey conducted by Berry, Dunn, McNeil & Parker, a regionally recognized consulting firm. The study compares compensation at Northeast and at comparable companies in northern New England. Studies like this one cover in detail only those individuals for whom compensation information is disclosed publicly. As a result, these studies generally cover the five most highly compensated officers at each company included within the survey. Thus, this information correlates to our president and the individuals who are executive vice presidents or the equivalent at Northeast. Berry, Dunn, McNeil & Parker also provided us with data that was less company-specific to assist us with respect to establishing compensation at other levels within our organization. The overall results of this study provided the starting point for our analysis. We annually compare the executive salaries of northern New England banks of similar size with a goal of maintaining salary ranges and midpoints that approximate these averages. Salary ranges should be sufficient to attract and retain employees in our marketplace.

Compensation Committee CPP Risk Assessment

In accordance with the applicable requirements of the Capital Purchase Program, the Compensation Committee evaluated and reviewed the incentive compensation arrangements in place with its Named Executive Officers and with other members of senior management. The Compensation Committee concluded that the overall structure of the Corporation’s incentive compensation arrangements does not encourage the taking of unnecessary or excessive risks by the executives.

Compensation Structure and Policies

Compensation Philosophy

Northeast’s success is dependent upon its ability to attract and retain highly qualified and motivated executives. Northeast endorses the philosophy that executive compensation should reflect Northeast’s performance, the contribution of such officers to that performance and salaries that are competitive with peer banks. Northeast’s executive compensation program is designed to support our company’s core values and strategic objectives. Moreover, Northeast’s compensation philosophy is intended to align the interests of management with those of Northeast’s shareholders.

Compensation Objectives

Northeast’s compensation policy is designed to achieve the following fundamental objectives: (i) attract and retain qualified executives, (ii) motivate performance to achieve specific strategic objectives of Northeast, and (iii) align the interests of senior management with the long-term interests of Northeast’s stockholders. We more specifically attempt to achieve these objectives through competitive base salary, incentive compensation and stock option grants.

Key Elements of Executive Compensation

The Chief Executive Officer’s annual salary is determined primarily on the basis of his individual performance and the performance of Northeast. While no mathematical weighting formula exists, the Committee considers all factors which it deems relevant, including Northeast’s financial results, the duties and responsibilities of the Chief Executive Officer, the Chief Executive Officer’s individual performance relative to written objectives established at the beginning of each year, and comparison of the current salary of the Chief Executive Officer to salaries of chief executive officers of northern New England Banks of similar size. Awards pursuant to option plans are made in accordance with the respective plans.

We compensate our senior management through a mix of base salary, incentive compensation and equity compensation designed to be competitive with comparable employers and to align management’s incentives with the long-term interests of our stockholders and to reward performance. Northeast’s compensation setting process consists of establishing targeted overall compensation for each senior manager and then allocating that compensation among base salary and incentive compensation. At the senior-most levels, Northeast designs the incentive compensation to reward company-wide performance through tying awards primarily to earnings growth and stock price appreciation. At lower levels, Northeast designs the incentive compensation to reward the achievement of specific operational goals within areas under the control of the relevant employees, although company-wide performance is also a factor.

The key elements of Northeast’s compensation program currently are base salary, annual performance-based cash incentive compensation, long-term equity-based incentives and deferred compensation. We believe a competitive base salary is important to attract and retain good executives. We believe annual performance-based incentives are valuable in recognizing and rewarding individual achievement. Finally, Northeast believes equity-based compensation makes executives “think like owners” and, therefore, aligns their interests with those of our shareholders.

Compensation Principles

We Believe Compensation Should Be Competitive And Reward Performance

Northeast designs executive compensation policies, as described more fully below, to attract and retain qualified executives by providing compensation packages which are competitive within the marketplace as determined by the Berry, Dunn compensation survey and which compensate executives in a manner that encourages individual performance consistent with shareholder expectations.

We Are Focused On Keeping Compensation Reasonable And Realistic

The Committee determined the amount of each type of compensation for each executive by reviewing publicly available information regarding other companies which are similar to Northeast, by assessing possible demand for our executives by competitors and other companies, by evaluating the compensation appropriate to attract executives to central Maine, where Northeast is located, as based on the Berry, Dunn compensation survey and by consulting with the Chief Executive Officer with respect to the other executive officers. Based on that review, Northeast concluded that its program was well balanced between cash, non-cash and incentive elements and that the base salaries of our executives were generally appropriate.

Elements of Executive Compensation

Overview

Executive compensation consists of the following main elements: a base salary that reflects the scope of the executive’s responsibility and is competitive within the geographic base, annual cash-based incentive bonuses tied to Northeast’s success in achieving certain financial performance goals established in advance by the Compensation Committee and stock-based incentive awards, such as stock option grants, which provide rewards and incentives for enhancing shareholder value.

In allocating compensation among these elements, Northeast believes that the compensation of the senior-most levels of management — the levels of management having the greatest ability to influence Northeast’s performance — should have a significant component that is performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

Base Salary

Northeast’s approach is to pay base salaries which are competitive with the salaries paid to executives of other companies of similar size and taking into account Northeast’s judgment of the particular executive’s experience, performance and potential contributions to Northeast. Base pay is a critical element of executive compensation because it provides executives with a base level of monthly income. We want to provide our senior management with a level of assured cash compensation in the form of base salary that facilitates an appropriate lifestyle given their professional status and accomplishments.

Non-Equity Incentive Compensation

Northeast’s practice is to award cash non-equity compensation based upon achievement of annual performance objectives. For fiscal 2009, the performance goals for the chief executive officer were as follows: maintain, by supporting and training, the company-wide culture of “Shared Values”, meet budget objectives, increase shareholder value, achieve satisfactory regulatory results and increase the number of products and services sold per customer.

Equity Compensation

Historically, the primary form of equity compensation that Northeast awarded consisted of non-qualified stock options. We selected this form because of the favorable accounting and tax treatments and the expectation by employees in our industry that they would receive stock options. We did not issue equity awards during fiscal 2009.

In establishing award levels, Northeast generally does not consider the equity ownership levels of the recipients or prior awards that are fully vested. It is our belief that competitors who might try to hire away our employees would not give credit for equity ownership in Northeast and, accordingly, to remain competitive, Northeast cannot afford to give credit for that factor either.

Severance Benefits

Where termination of employment is due to a reduction in force or a projected reduction in force, our company-wide severance plan provides for benefits equal to two weeks of base salary per year of credited service with a minimum payment of 4 weeks of base salary and a maximum payment of 26 weeks of base salary. This policy is not specific to executive management and is applied to any employee who meets the eligibility criteria. Northeast also continue health and other insurance benefits for between one and six months corresponding to the termination benefits. Northeast does not accelerate the vesting of equity compensation. In addition, a terminated employee is entitled to receive any benefits that he otherwise would have been entitled to receive under our 401(k) plan, and supplemental retirement plans, although those benefits are not increased or accelerated. Northeast believes that these levels of severance benefits are below the general practice among comparable companies, although Northeast has not conducted a study to confirm this belief. Mr. Delamater would not be entitled to severance benefits due to the regulations instituted by TARP.

Based upon a hypothetical termination date of June 30, 2009, the severance benefit for our executive officers, excluding Mr. Delamater, would have been as follows:

Severance Benefit based on hypothetical termination due to reduction in force as of June 30, 2009

Name	Base Salary	Insurance	Deferred Compensation (1)	Total
Robert S. Johnson	$39,716	$3,313	$30,365	$73,394
Marcel C. Blais	$62,411	$5,207	$14,610	$82,228
Pender J. Lazenby	$29,999	$392	$40,200	$70,591
Leslie L. Couper	$23,462	$465	$8,720	$32,647

(1)	Deferred Compensation is not paid for termination for cause.

Severance Benefit based on hypothetical change in control as of June 30, 2009

Name	Base Salary	Insurance	Deferred Compensation (1)	Total
Robert S. Johnson	$39,716	$3,313	$30,365	$73,394
Marcel C. Blais	$62,411	$5,207	$14,610	$82,228
Pender J. Lazenby	$29,999	$392	$40,200	$70,591
Leslie L. Couper	$23,462	$465	$8,720	$32,647

Retirement Plans

Northeast maintains a traditional 401(k) plan pursuant to which Northeast matches half of an employee’s contribution, up to 6% of the employee’s salary.

Deferred Compensation Agreements

In July 2007, the Compensation Committee, in an executive session with the full board, approved certain salary continuation agreements for the following executive officers: James D. Delamater, Marcel C. Blais, Robert S. Johnson, Pender J. Lazenby, Leslie L. Couper and Craig R. Sargent. The Committee approved the agreements because they are a tool for retention by creating incentive for senior level officers to stay with Northeast until their normal retirement age.

As a general matter, the salary continuation agreements provide for the payment of annual benefits to the participating executives, assuming attainment of the normal retirement age, as follows:

Name	Scheduled Payout Assuming Normal Retirement Age
James D. Delamater	$63,164
Marcel C. Blais	$44,627
Robert S. Johnson	$36,286
Pender J. Lazenby	$34,203
Craig R. Sargent	$60,000
Leslie L. Couper	$41,541

Retirement benefits are payable monthly, beginning the month immediately after the month in which the executive attains normal retirement age and are paid for 180 months. Early termination (i.e., termination before normal retirement age other than as a result of disability, death or cause) and disability benefits are paid monthly for 180 months beginning with the later of (x) the seventh month after the month in which the separation from service occurs or (y) the month immediately after the month in which the executive attains normal retirement age. Change of control benefits are paid in a lump sum within three days after the change in control. If the executive is receiving retirement benefits upon the occurrence of a change in control, the executive will be paid the remaining benefits in a lump sum within three days following the change in control. The death benefit is payable to the executive’s beneficiary in a single lump sum 90 days after the date of death. No payment of any benefit will be made if the executive is terminated for cause. Cause means executive’s gross negligence, neglect or intentional and material failure to perform his duties after notice, disloyalty or dishonesty or a breach of fiduciary duty for personal profit, intentional wrongful damage by the executive of the Bank’s business or property, willful violation of applicable law or bank policy that has an adverse effect on the Bank or its affiliates, executive being excluded from coverage under the Bank’s blanket bond, removal of the executive from office or prohibition from participating in the Bank’s affairs by regulatory order or conviction of the executive or a plea of no contest to a felony or misdemeanor involving moral turpitude or which results in incarceration of the executive for five consecutive days or more. Each participating executive is entitled to only one payout under the Agreement, regardless of the number of events that occur. For events other than normal retirement and termination for cause, the executive would receive annual payments based upon his accrued deferred compensation balance.

The approximate annual cost of this deferred compensation plan is $185,000.

Executive Share Ownership Guidelines

The Committee strongly supports share ownership by its executives. However, although there is no formal requirement for executive officers to own shares of Northeast Bancorp, executives are encouraged to own shares.

Our Compensation Decisions

Based on the performance criteria discussed below, as well as referencing the Berry, Dunn, McNeil & Parker compensation survey, a base salary of $268,434 for Mr. Delamater was recommended by the Committee and approved by the Board for fiscal year 2009. This base compensation, which is the same as 2008, was based on Committee members’ evaluation of Mr. Delamater’s performance with respect to the objectives described below and the Committee members’ subjective evaluation of his overall performance in those criteria.

Mr. Delamater’s performance evaluation was based on objectives determined by the Committee and outlined in Mr. Delamater’s annual Personal Development Plan (“PDP”). Short term and long term objectives are established through the annual PDP. The PDP is the formal evaluation process that is used throughout the organization. Mr. Delamater’s performance objectives for 2009 were as follows: maintain “Shared Values” culture; meet 2009 budgeted fiscal net income of $2.5 million; achieve satisfactory regulatory results; enhance shareholder value; and increase the number of products and services sold per customer.

With respect to non-equity incentive compensation for Mr. Delamater, the Committee weighted each of the above described factors, with percentages allocated to each. Determinations of percentage allocations were based on Committee members’ subjective evaluation of Mr. Delamater’s performance against the criteria. Mr. Delamater’s potential total incentive compensation of $46,625 was based upon 15% of his base salary. The weighting of the performance criteria was as follows: maintain “Shared Values” culture (5%); meet 2009 budgeted fiscal net income $2.5 million (40%); achieve satisfactory regulatory results (20%); enhance shareholder value (30%); and increase the number of products and services sold per customer (5%).

Mr. Delamater’s compensation for 2009, as set forth in the Summary Compensation Table, was determined in accordance with the foregoing and approved by the Committee together with all other independent members of the Board.

With respect to Northeast’s other executive officers, each executive’s performance was evaluated by the Chief Executive Officer. Short term and long term objectives were established through the annual PDP. PDP objectives were individualized for each executive, depending on their role and responsibilities.

The Committee, together with all other independent members of the Board, did not approve a salary increase or bonus monies to Mr. Delamater or any other executive officer for the 2009 review period due to failure to meet performance objectives.

Mr. Delamater’s PDP objectives for 2010 and the incentive compensation percentage allocations are as follows: meet 2010 budgeted fiscal net income of $2.7 million (25%); the remaining 75% will be comprised of the following criteria: maintain balance sheet integrity (25%); enhance shareholder value (20%); achieve satisfactory regulatory results (20%); increase the number of products and services sold per customer (5%); and continue to maintain a “Shared Values” culture (5%). The potential incentive compensation is approximately 15% of Mr. Delamater’s base salary. The incentive compensation for executive officers is based on the same criteria as Mr. Delamater except that the potential incentive compensation allocation payout is based upon 10% of their respective base salaries.

Personnel and Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Personnel Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is respectfully submitted by:

PERSONNEL AND COMPENSATION COMMITTEE

Conrad L. Ayotte, Chairman	Judith E. Wallingford
John Rosmarin	Stephen W. Wight

Compensation Committee Interlocks and Insider Participation

During the 2009 fiscal year, Messrs. Ayotte, Rosmarin, Wallingford and Wight served on the Compensation Committee. None of the individuals is, or has been, an officer or an employee of Northeast or the Bank. No member of the Compensation Committee had any relationship requiring disclosure by Northeast under the proxy rules promulgated under the Exchange Act the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Related Person Transactions

Northeast Bank Insurance Group exercised its option to purchase the building occupied by the Spence & Matthews Insurance Agency located at 4 Sullivan Square, Berwick, Maine from a senior officer of NBIG. The transaction closed on June 24, 2009. The option price of $375,000 was determined at the time Northeast Bank Insurance Group acquired the Spence & Matthews Agency in November 2007. The purchase transaction was subject to approval by the board of directors of Northeast Bank, the sole owner of Northeast Bank Insurance Group.

On December 13, 2007 and January 8, 2008, Northeast Bank Insurance Group purchased from a company owned by the president of Northeast Bank Insurance Group, Craig Sargent, the land and building of the leased insurance agency offices in Anson, Mexico and Rangeley, Maine and a land lot in Jay, Maine. The purchase price totaled $516,000. The purchase price for each transaction was based upon an independent third party appraisal, except for the price of the land lot. The purchase transaction was subject to approval by the board of directors of Northeast Bank, the sole owner of Northeast Bank Insurance Group.

Northeast’s Code of Ethics provides guidance on transactions with related persons. Any transaction with a related person must be reviewed and approved by the full board and determined to be “arms length”.

The Bank has had, and expects to have in the future, various loans and other banking transactions in the ordinary course of business with the directors, executive officers, and principal shareholders of the Bank and Northeast (or associates of such persons). All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management, do not and will not involve more than the normal risk of collectability or present other unfavorable features.

Northeast’s Business

Northeast, through the Bank, Northeast Bank Insurance Group, and third party affiliations, provides a broad range of financial services to individuals and companies in western and south-central Maine and southeastern New Hampshire. Although historically the Bank had been primarily a residential mortgage lender, over the last decade the Bank has expanded its commercial loan business, increased its line of financial products and services, and expanded its market area. Management’s strategy is to continue modest, but profitable, growth by increasing loan and deposit market share in existing markets in western and south-central Maine and southeastern New Hampshire, closely managing the yields on earning assets and rates on interest-bearing liabilities, introducing new financial products and services, increasing the number of bank services per household, increasing non-interest income from expanded investment and insurance brokerage and trust services, and controlling the growth of non-interest expenses. Management believes that this strategy will increase core earnings in the long term by providing stronger interest margins, additional non-interest income and increased loan volume. Northeast believes that the local character of the Bank’s business and its “community bank” management philosophy allows it to compete effectively in its market area.

Northeast’s community banking strategy emphasizes the development of long-term comprehensive banking relationships with customers at each branch location by increasing the number of products and services with each customer and providing consistent, high quality service from:

•	employees with local decision-making authority;

•	employees who are familiar with the customers’ needs, their business environment and competitive demands; and

•	employees who are able to develop and customize personalized financial solutions that are tailored to the customer’s needs.

With the goal of providing a full range of banking, financial planning, investment brokerage, and property and casualty insurance services to Northeast’s customers, and in an effort to develop strong, long-term primary banking relationships with businesses and individuals, Northeast has expanded its commercial banking operations by selectively making commercial loans to small and medium sized companies. In this regard, Northeast’s business development efforts have been directed towards full service credit packages and financial services, as well as competitively priced mortgage packages. In an effort to attract and maintain strong customer relationships, Northeast has also continually expanded the financial products and services that Northeast makes available to its customers. In particular, Northeast expanded its insurance division through acquisitions in order to provide a broader array of insurance products to customers, and Northeast has continued to maintain an investment services division to provide financial planning products and service to them as well.

The Bank is subject to examination and comprehensive regulation by the Maine Bureau of Financial Institutions and the Federal Reserve Board, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Bank also is a member of the Federal Home Loan Bank of Boston.

The principal executive offices of Northeast Bancorp and the Bank are located at 500 Canal Street, Lewiston, Maine, 04240, and the telephone number is (207) 786-3245.

Market Area

The Bank is headquartered in Lewiston, Maine with full service branches in Auburn, Augusta, Bethel, Brunswick, Buckfield, Harrison, Lewiston, Portland and South Paris, Maine. The Bank’s investment brokerage division has an office in Falmouth, Maine from which investment, insurance and financial planning products and services are offered. The Bank’s mortgage loan originators are in most of its branches and an office in Portsmouth, New Hampshire. NBIG has offices in Auburn, Anson, Augusta, Berwick, Bethel, Jackman, Livermore Falls, Scarborough, South Paris, Thomaston and Turner, Maine from where the Bank’s insurance division offers personal and commercial casualty and property insurance products. Northeast’s primary market area, which covers western and south central regions of the State of Maine, is characterized by a diverse economy, but a slow growth area even apart from the current economy.

Market for Services

Management believes that the Bank’s principal markets are: (i) the residential real estate market within its primary market area; (ii) small-to-medium sized businesses within its primary market area; (iii) the growing consumer loan market, including indirect automobile dealer and recreational vehicle loans; and (iv) the growing consumer demand for a wide range of other consumer-oriented financial services and products such as financial planning services, investments, life insurance, property and casualty insurance, trust services, college loans and other similar products.

Businesses are solicited through the personal efforts of the officers and directors of both Northeast Bancorp and the Bank. Northeast believes that a locally-based, independent bank is often perceived by the local business community as possessing a clearer understanding of local commerce and its needs. Northeast also believes that it is able to make prudent lending decisions more quickly than its competitors without compromising asset quality or profitability.

Competition

Northeast encounters intense competition in its market area in making loans, attracting deposits, and selling other customer products and services. The deregulation of the banking industry, the ability to create financial services holding companies to engage in a wide range of financial services other than banking, and the widespread enactment of state laws which permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial services providers. In one or more aspects of its business, Northeast competes with other savings banks, commercial banks, credit unions, mutual funds, insurance companies, brokerage and investment banking companies, finance companies, and other financial intermediaries operating in Maine and elsewhere. Many of Northeast’s primary competitors, some of which are affiliated with large bank holding companies or other larger financial-based institutions, have substantially greater resources, larger established customer bases, higher lending limits, extensive branch networks, numerous ATMs and greater advertising and marketing budgets. They may also offer services that Northeast does not currently provide.

The principal factors in competing for deposits are convenient office locations, flexible hours, interest rates and services, and Internet banking, while those relating to loans are interest rates, the range of lending services offered and lending fees. Additionally, Northeast believes that an emphasis on personalized financial planning and advice tailored to individual customer needs, together with the local character of the Bank’s business and its “community bank” management philosophy will enhance its ability to compete successfully in its market areas. Further, Northeast also offers a wide range of financial services to customers, including not only basic loan and deposit services, but also investment services, trust services, and insurance products. Northeast believes that its ability to provide such services and advice, and to provide the financial services and products required by its customers, will be an attractive alternative to consumers in its market area.

Lending Activities

General

The primary source of income generated by the Bank is from the interest earned from the loan portfolio. The principal lending activities of the Bank are the origination and purchase of conventional mortgages for the purpose of constructing, financing, or re-financing one-to-four family residential properties and commercial properties. The majority of the properties securing the mortgage loan portfolio are located in the State of Maine. Interest rates and origination fees charged on loans originated by the Bank are generally competitive with other financial institutions and other mortgage originators in its general market area.

Although residential and commercial real estate lending remains a strong component of the Bank’s lending operations, consistent with its business strategy, Northeast also actively seeks an increased volume of commercial and consumer loans. Commercial loans are originated for commercial construction, acquisition, remodeling and general business purposes. In this regard, the Bank, among other things, also originates loans to small businesses in association with the Small Business Administration, Rural Development Administration and Finance Authority of Maine. Consumer loans include those for the purchase of automobiles, boats, home improvements and personal investments.

Residential Lending

The major component of the Bank’s lending activities consists of the origination of one- to four-family residential mortgage loans collateralized by owner-occupied property, second mortgage and investment properties, most of which are located in its primary service areas. The Bank offers a variety of mortgage loan products. Its originations generally consist of adjustable rate mortgages (“ARMs”) or fixed rate mortgage loans having terms of 10, 15, 20 or 30 years amortized on a monthly basis, with principal and interest due each month. The Bank holds in portfolio most adjustable rate mortgage loans. Fixed rate loans are generally sold into the secondary market. Additionally, the Bank offers home equity loans and home equity lines of credit.

Fixed rate and adjustable rate mortgage loans collateralized by one- to four-family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Bank may, however, lend up to 102% of the value of the property collateralizing the loan, but if made in excess of 80% of the value of the property, they must be insured by private or federally guaranteed mortgage insurance which includes but is not limited to Federal Housing Administration (“FHA”), Veterans Administration (“VA”) and Rural Development (“RD”). In the case of mortgage loans, the Bank requires mortgagee’s title insurance to protect against defects in its lien on the property that collateralizes the loan. The Bank in most cases requires title, fire, and extended casualty insurance to be obtained by the borrower, and, where required by applicable regulations, flood insurance. The Bank maintains its own errors and omissions insurance policy to protect against loss in the event of failure of a mortgagor to pay premiums on fire and other hazard insurance policies.

The Bank offers adjustable rate mortgages with rate adjustments tied to the weekly average rate of one, three and five year U.S. Treasury securities with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted yearly with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. The Bank generally charges a higher interest rate if the property is not owner-occupied. It has been the Bank’s experience that the proportions of fixed-rate and adjustable-rate loan originations depend in large part on the interest rate environment. As interest rates fall, there is generally a reduced demand for variable rate mortgages and, as interest rates rise, there is generally an increased demand for variable rate mortgages.

Although the contractual loan payment period for one- to four-family residential real estate loans is generally for a 10, 15, 20 or 30 year period, such loans often remain outstanding for significantly shorter periods than their contractual terms. The Bank generally does not charge a penalty for prepayment of mortgage loans. Mortgage loans originated by the Bank customarily include a “due on sale” clause giving the Bank the right to declare a loan immediately due and payable in the event, among other events, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, the Bank enforces due on sale clauses. The Bank generally applies the same underwriting criteria to residential mortgage loans whether purchased or originated. In its loan purchases, the Bank generally reserves the right to reject particular loans from a loan package being purchased and does reject loans in a package that do not meet its underwriting criteria. In connection with loan purchases, the Bank receives various representations and warranties from the sellers of the loans regarding the quality and characteristics of the loans. In determining whether to purchase or originate a loan, the Bank assesses both the borrower’s ability to repay the loan and the adequacy of the proposed collateral. On originations, the Bank obtains appraisals of the property securing the loan. Appraisals must comply with the Home valuation Code of Conduct and are subject to review by the Bank’s appraisal unit. On purchases, the Bank reviews the appraisal obtained by the loan seller or originator. On purchases and originations, the Bank reviews information concerning the income, financial condition, employment and credit history of the applicant.

Northeast has adopted written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered for origination or purchase. These underwriting standards are reviewed and approved annually by its board of directors. Northeast’s underwriting standards for fixed rate residential mortgage loans generally conform to standards established by Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (the “FHLMC”). A loan application is obtained or reviewed by the Bank’s underwriters to determine the borrower’s ability to repay, and confirmation of the more significant information is obtained through the use of credit reports, financial statements, and employment and other verifications.

Commercial Real Estate Lending

The Bank originates both multi-family and commercial real estate loans. Multi-family and commercial property loans generally are made in amounts up to 80% of the lesser of the appraised value or purchase price of the property. Although the largest multi-family or commercial loan in the Bank’s portfolio at June 30, 2009 was $3,925,612, most of these loans have balances under $500,000.

The Bank’s permanent commercial real estate loans are secured by improved property such as office buildings, medical facilities, retail centers, warehouses, apartment buildings, condominiums and other types of buildings, which are located in its primary market area. Multi-family and commercial real estate loans generally have fixed or variable interest rates indexed to FHLB and prime interest rates with notes having terms of 3 to 5 years. Mortgage loan maturities have terms up to 20 years.

Loans secured by multi-family and commercial real estate generally are larger and involve greater risks than one-to-four family residential mortgage loans. Because payments on loans secured by multi-family and commercial properties often are dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Northeast seeks to minimize these risks in a variety of ways, including limiting the size of multi-family and commercial real estate loans and generally restricting such loans to its primary market area. In determining whether to originate multi-family or commercial real estate loans, Northeast also considers such factors as the financial condition of the borrower and the debt service coverage of the property. Northeast intends to continue to make multi-family and commercial real estate loans as the market demands and economic conditions permit.

Commercial Lending

The Bank offers a variety of commercial loan services, including term loans, lines of credit and equipment and receivables financing. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including the support of inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. Equipment loans are typically originated on both a one year line of credit basis and on a fixed-term basis ranging from one to five years. The purpose of a particular loan generally determines its structure.

The Bank’s commercial loans primarily are underwritten in Northeast’s market areas on the basis of the borrower’s ability to make repayment from the cash flow of their business and generally are collateralized by business assets, such as accounts receivable, equipment, and inventory. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other business assets, although such loans may be made on an uncollateralized basis. Collateralized working capital loans are primarily secured by short-term assets whereas term loans are primarily secured by long-term assets.

The availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans, which may depreciate over time, usually cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Consumer Loans

Consumer loans made by the Bank have included automobiles, recreational vehicles, boats, second mortgages, home improvements, mobile home loans, home equity lines of credit, personal (collateralized and uncollateralized) and deposit account collateralized loans. The Bank’s consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans, primarily small trucks and automobiles, which are payable on an installment basis. Most of these loans are for terms of up to 60 months and, although generally collateralized by liens on various personal assets of the borrower, they may be originated without collateral. Consumer loans are made at fixed and variable interest rates and may be made based on up to a 7 year amortization schedule.

Consumer loans are attractive to Northeast because they typically have a shorter term and carry higher interest rates than that charged on other types of loans. Consumer loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by banks, such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower’s ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower’s ability to repay is of primary importance in the underwriting of consumer loans.

The Bank discontinued its indirect lending in October, 2008 due to increasing delinquencies and increasing charge-offs resulting in an unprofitable line of business.

Construction Loans

The Bank originates residential construction loans to finance the construction of single-family dwellings. Most of the residential construction loans are made to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. The Bank’s construction loans to individuals typically range in size from $100,000 to $400,000. Construction loans also are made to contractors to erect single-family dwellings for resale. Construction loans are generally offered on the same basis as other residential real estate loans, except that a larger percentage down payment is typically required.

The Bank also may make residential construction loans to real estate developers for the acquisition, development and construction of residential subdivisions. The Bank has limited reliance on this type of loan. Such loans may involve additional risk attributable to the fact that funds will be advanced to fund the project under construction, which is of uncertain value prior to completion, and because it is relatively difficult to evaluate accurately the total amount of funds required to complete a project.

The Bank finances the construction of individual, owner-occupied houses on the basis of written underwriting and construction loan management guidelines. Construction loans are structured either to be converted to permanent loans with the Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Construction loans on residential properties are generally made in amounts up to 80% of appraised value. Construction loans to developers generally have terms of up to 9 months. Loan proceeds on builders’ projects are disbursed in increments as construction progresses and as inspections warrant. The maximum loan amount for construction loans is based on the lesser of the current appraisal value or the purchase price for the property.

Loans collateralized by multi-family residential real estate and subdivisions generally are larger than loans collateralized by single-family, owner-occupied housing and also generally involve a greater degree of risk. Payments on these loans depend to a large degree on the results of operations and management of the properties, and repayment of such loans may be more subject to adverse conditions in the real estate market or the economy.

Loan Origination and Processing

Loan originations are derived from a number of sources. Residential loan originations can be attributed to real estate broker referrals, mortgage loan brokers, direct solicitation by the Bank’s loan officers, present depositors and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. Loan applications, whether originated through the Bank or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FHLMC, FNMA, FHA, VA, RD or Maine State Housing underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources. The legal lending limit of the Bank, as of June 30, 2009, was approximately $9.0 million.

The loan underwriting procedures followed by the Bank conform to regulatory specifications and are designed to assess the borrower’s ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a bank loan officer meets with each applicant to obtain the appropriate employment and financial information as well as any other required loan information. Upon receipt of the borrower’s completed loan application, the Bank then obtains reports with respect to the borrower’s credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for the Bank through an independent appraiser and in compliance with the Home Valuation Code of Conduct). The loan information supplied by the borrower is independently verified. Loan officers or other loan production personnel in a position to directly benefit monetarily through loan solicitation fees from individual loan transactions do not have approval authority. Once a loan application has been completed and all information has been obtained and verified, the loan request is submitted to a final review process. As part of the loan approval process, all uncollateralized loans of more than $25,000 and all new collateralized loans of more than $750,000 require pre-approval by the Bank’s loan committee. Loans to one borrower are subject to limits depending on the Bank’s internal risk ratings.

Loan applicants are notified promptly of the decision of the Bank by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral which insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application for a 30 to 60 day period.

Other Subsidiaries

Northeast acquired a wholly-owned subsidiary, ASI Data Services, Inc., through two stock purchases during 1993-1994. ASI initially provided data processing services to Northeast and its subsidiaries. Northeast’s board transferred the assets and operations of ASI to the Bank in 1996, and ASI now is an inactive corporate subsidiary.

NBIG, a Maine corporation and a wholly-owned subsidiary of the Bank, was originally formed in 1982 and was formerly known as Northeast Financial Services, Inc. (“NFS”). It transitioned from an entity for real estate development projects, which terminated in fiscal 2005, to acquiring insurance agencies. Subsequent to the 2004 acquisition of Solon-Anson Insurance Agency, Inc. (“Solon Anson”) by NFS, Solon-Anson was merged into NFS in April, 2005. NFS’s name was then changed to Northeast Bank Insurance Group, Inc. in May 2005. NBIG now supports the Bank’s insurance agencies, which allows the Bank to deliver insurance products to its customers. At June 30, 2009, investment in and loans to this subsidiary constituted 2.24% of Northeast’s total assets.

NBN Capital Trust II and NBN Capital Trust III are subsidiaries of Northeast and were created in December 2003 and NBN Capital Trust IV, another subsidiary of Northeast, was created December 2004. Each such trust is a Delaware statutory trust (together, the “Private Trusts”). The exclusive purpose of the Private Trusts was (i) issuing and selling Common Securities and Preferred Securities in a private placement offering, (ii) using the proceeds of the sale of the Private Trust Securities to acquire Junior Subordinated Deferrable Interest Notes (“Junior Subordinated Debentures”); and (iii) engaging only in those other activities necessary, convenient, or incidental thereto. Accordingly, the Junior Subordinated Debentures are the sole assets of each of the Private Trusts.

Employees

As of June 30, 2009, Northeast, the Bank and its subsidiary together employed 228 full-time and 33 part-time employees. Northeast’s employees are not represented by any collective bargaining unit. Northeast believes that its relations with its employees are good.

Supervision and Regulation

The banking industry is extensively regulated under both federal and state law. This regulatory framework is intended primarily to protect depositors and the federal deposit insurance funds, and not for the protection of shareholders. The following discussion summarizes certain aspects of the regulatory framework applicable to Northeast and Northeast Bank. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

Bank Holding Company Regulation

General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), Northeast is subject to the regulation and supervision of, and inspection by, the Federal Reserve Board (“FRB”), its primary regulator. Northeast also is registered as a Maine financial institution holding company under Maine law and is subject to regulation and examination by the Superintendent of Financial Institutions of the State of Maine (“Superintendent”). Northeast is required to file reports with, and provide other information regarding its business operations and those of its subsidiaries to, the FRB and the Superintendent.

The BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. Generally, permissible activities for bank holding companies include, among other things, factoring accounts receivable, acquiring and servicing loans, leasing personal property, performing certain data processing services, acting as an agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and conducting certain insurance underwriting activities. The BHCA does not place territorial limits on permissible non-bank activities of bank holding companies. In making determinations of what non-banking activities are permissible, the FRB is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as Northeast, are required to obtain prior approval of the FRB to engage in any new activity not previously approved by the FRB. Further, despite prior approval, the FRB reserves the power to order any bank holding company or its subsidiaries to terminate any activity when the FRB has reasonable grounds to believe that continuation of such activity constitutes a serious risk to the financial soundness, safety, or stability of the bank holding company or any of its bank subsidiaries.

Financial Modernization. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), which amended the BHCA, significantly relaxed previously existing restrictions on the activities of bank holding companies and their subsidiaries to:

•	allow bank holding companies that qualify as “a financial holding company” to engage in a substantially broader range of activities that are financial in nature;

•	allow insurers and other financial service companies to acquire banks;

•	remove various restrictions that apply to bank holding company ownership of securities firms and mutual fund advisory companies; and

•	establish the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

Under the GLB Act, an eligible bank holding company may elect to be a “financial holding company” and thereafter engage in a range of activities that are financial in nature and that are not permissible for bank holding companies. These activities, which can be conducted either directly or through a subsidiary, include those that are “financial in nature”, such as insurance underwriting, securities underwriting and dealing and making merchant banking investments in commercial and financial companies. A financial holding company also may engage in any activity that the FRB determines by rule or order to be financial in nature, incidental to such financial activity, or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of an institution or the financial system generally. In addition to these activities, a financial holding company may engage in those activities permissible for a bank holding company.

In order for a bank holding company to be eligible for financial holding company status, all of the subsidiary insured depository institutions must be “well-capitalized” and “well-managed” and have at least a satisfactory rating on its most recent Community Reinvestment Act of 1977 (“CRA”) review. A bank holding company seeking to become a financial holding company must file a declaration with the FRB that it elects to become a financial holding company. If, after becoming a financial holding company, any of the insured depository institution subsidiaries should fail to continue to meet these requirements, the financial holding company would be prohibited from engaging in activities not permissible for bank holding companies unless it was able to return to compliance within a specified period of time.

Although Northeast Bank, Northeast’s sole banking subsidiary, meets the applicable capital, management and CRA requirements, Northeast has not made an election to become a financial holding company and at this time has no plans to do so.

Banking Acquisitions. The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would result in a monopoly, or which would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also is required to consider the financial and managerial resources and future prospects of the holding companies and banks, the projected capital adequacy on a post-acquisition basis, and the acquiring institution’s performance under the CRA.

In addition, Maine law requires the prior approval of the Superintendent for (i) the acquisition of more than 5% of the voting shares of a Maine financial institution or any financial institution holding company that controls a Maine financial institution, or (ii) the acquisition by a Maine financial institution holding company of more than 5% of a financial institution or a financial institution holding company domiciled outside the State of Maine.

Interstate Banking and Branching. The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking and Branching Act”) provides that bank holding companies which meet specified capital and management adequacy standards, and any state-imposed age requirements, are eligible to acquire banks in states other than their home states unless, as a result of such acquisition, the bank would control more than 10% of the total deposits of insured depository institutions in the United States or more than 30% of such deposits in that state (or other applicable state law limits).

Further, the Interstate Banking and Branching Act authorizes adequately capitalized and managed banks to cross state lines to merge with other banks, subject to certain restrictions, thereby creating interstate branches. A bank also may open new branches in a state in which it does not directly have banking operations if that state has enacted a law permitting de novo branching.

Maine law expressly authorizes interstate banking combinations that are approved by the Superintendent and do not result in deposit concentrations exceeding 30% of the total deposits of the State of Maine (unless such limitation is waived by the Superintendent). Further, interstate branch acquisitions and the establishment of de novo branches also are authorized under Maine law. However, if an out-of-state financial institution seeks to establish or acquire branches in Maine, the laws of the jurisdiction of such financial institution must expressly authorize, under conditions no more restrictive than the State of Maine, the Maine financial institution to engage in interstate branch acquisitions or establishment of de novo branches in that state.

Source of Strength; Safety and Soundness. Under FRB policy, Northeast is expected to act as a source of financial strength to, and commit resources to support, Northeast Bank. In addition, any capital loans by a bank holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a Federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event of a depository institution default. For example, under the Federal Deposit Insurance Company Improvement Act of 1991 (“FDICIA”), to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate Federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. See “— Capital Adequacy Guidelines — Classification of Banking Institutions” and “— Enforcement, Policies and Actions”.

In addition, the “cross-guarantee” provisions of FDICIA require insured depository institutions which are under common control to reimburse the FDIC for any loss incurred, or reasonably expected to be incurred, by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. Accordingly, the cross-guarantee provisions enable the FDIC to access a bank holding company’s healthy members of the FDIC. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the insurance fund. The FDIC’s claims are superior to claims of shareholders of the insured depository institution or its holding company but are subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

Under FDICIA, as amended, Federal banking regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

U. S. Treasury’s Capital Purchase Program. Northeast sold $4.2 million of Series A Preferred Shares to the U. S. Treasury under this program. Under the terms and conditions of the Capital Purchase Program, Northeast’s ability to declare and pay dividends on any of its common shares and repurchase its common shares, has been restricted. Northeast also has to comply with executive compensation and corporate governance standards. The preferred dividends of 5% will increase in five years to 9% unless the preferred stock is redeemed. Company contributed the net proceeds to the Bank as additional paid-in-capital.

Bank Regulation

General. Northeast Bank is a Maine state-chartered banking corporation and a member of the Federal Reserve System and, as such, is subject to the supervision, examination, and regulation by the Maine Bureau of Financial Institutions and the FRB.

As a state-chartered commercial bank, Northeast Bank is subject to the applicable provisions of Maine law and the regulations adopted by the Maine Bureau of Financial Institutions. The FRB and the Maine Bureau of Financial Institutions regularly examine the operations of Northeast Bank and are given authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. Maine law and the Superintendant regulate (in conjunction with applicable federal laws and regulations), among other things, Northeast Bank’s capital, permissible activities, reserves, investments, lending authority, the issuance of securities, payment of dividends, transactions with affiliated parties and borrowing. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Transactions with Affiliates. There are various legal restrictions on the extent to which Northeast and any non-bank subsidiaries affiliated with Northeast Bank can borrow or otherwise obtain credit from Northeast Bank. Northeast Bank also is subject to certain restrictions on the purchase of, or investments in, the securities of, and purchase of assets from, Northeast and of its non-bank subsidiaries, on loans or extensions of credit by a bank to third parties collateralized by the securities or obligations of Northeast and any of its non-bank subsidiaries, on the issuance of guaranties, acceptances and letters of credit on behalf of Northeast or any of its non-bank subsidiaries. Northeast Bank is subjected to further restrictions on most types of transactions with Northeast and its non-bank subsidiaries which require the terms of such transactions to be substantially equivalent to the terms of similar transactions with non-affiliated entities.

Further, Northeast and Northeast Bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services. For example, Northeast Bank may not generally require a customer to obtain other services from Northeast Bank or Northeast, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit.

Loans to Insiders. Northeast Bank also is subject to certain restrictions imposed by federal and state banking regulatory agencies on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Sections 22(g) and 22(h) of the Federal Reserve Act, as amended, and Regulation O, promulgated by the FRB, provide that extensions of credit to such insiders (a) must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees, (b) must not involve more than the normal risk of repayment or present other unfavorable features, and (c) may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Northeast Bank’s capital. The regulators do allow small discounts on fees on residential mortgages for directors, officers, and employees. Northeast Bank also is subject to certain lending limits and restrictions on overdrafts to such persons and extensions of credit in excess of certain limits must be approved by the board of directors of Northeast Bank. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on Northeast Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of Northeast Bank or the imposition of a cease and desist order.

Bank Subsidiaries’ Activities. The powers of Maine-chartered banks include provisions designed to provide these banks with competitive equity to the powers of national banks. In addition, the GLB Act permits state banks to engage in activities that are permissible for subsidiaries of financial holding companies to the extent such activities are permitted under applicable state law. The GLB Act also expressly preserves the ability of state banks, such as Northeast Bank, to retain all existing subsidiaries. In order to form a financial subsidiary, a state bank must be “well capitalized.” State banks with financial subsidiaries will be subject to certain capital deduction, risk management, and affiliate transaction rules. In this regard, FRB rules provide that state bank subsidiaries that engage only in activities that the bank could engage in directly will not be deemed to be a financial subsidiary.

Dividend Restrictions

Northeast is a legal entity separate and distinct from Northeast Bank. The primary source of revenues and funds of Northeast, including funds to pay dividends to its shareholders, have been and will likely continue to be from dividends, if any, paid to Northeast by Northeast Bank. There are statutory and regulatory limitations on the payment of dividends by Northeast Bank to Northeast as well as by Northeast to its shareholders. As to the payment of dividends, Northeast Bank is subject to the laws and regulations of the State of Maine and to the regulations of the FRB.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The Federal bank regulatory agencies have indicated that paying dividends that deplete a depository institution’s or holding company’s capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, under FDICIA, an insured institution may not pay a dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See “- Capital Adequacy Guidelines — Prompt Corrective Regulatory Action”. Moreover, the FRB and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

At June 30, 2009, under dividend restrictions imposed under federal and state laws, Northeast Bank could declare, without obtaining governmental approvals, aggregate dividends to Northeast of approximately $1,599,000.

Capital Adequacy Guidelines

Minimum Capital Requirements. Northeast and Northeast Bank are required to comply with capital adequacy standards established by the FRB. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the FRB: a risk-based measure and a leverage measure.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in credit and market risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to lessen disincentives for holding liquid assets. Under these standards, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. In addition, the Federal bank regulatory agencies may from time to time require that a banking organization maintain capital above the minimum limits, whether because of its financial condition or actual or anticipated growth. FRB policy also provides that banking organizations generally, and in particular those that are experiencing substantial internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially in excess of the minimum supervisory levels, without significant reliance on intangible assets.

These risk-based capital standards define a two-tier capital framework. Under these regulations, the minimum ratio of total capital (“Total Capital”) to risk-weighted assets (including certain off-balance sheet activities, such as stand-by letters of credit) is 8%. At least one-half of the Total Capital must be “Tier 1 Capital,” consisting of common equity, retained earnings or undivided profits, qualifying non-cumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and minority interests in the equity account of consolidated subsidiaries, less certain goodwill items and other intangible assets (i.e., at least 4% of the risk weighted assets). The remainder (“Tier 2 Capital”) may consist of (a) the allowance for credit losses of up to 1.25% of risk-weighted risk assets, (b) preferred stock that does not qualify as Tier 1 Capital, (c) qualifying hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) subordinated debt and intermediate term-preferred stock up to 50% of Tier 1 Capital. Assets and off-balance sheet items are assigned to one of four categories of risk weights, based primarily on relative credit risk. The minimum guideline for Tier 1 Capital is 4.0%. At June 30, 2009, Northeast’s consolidated Tier 1 Capital ratio was 8.12% and its Total Capital ratio was 13.23%.

In addition, the FRB has established minimum leverage ratio guidelines for bank holding companies. The guidelines provide for a minimum Tier 1 Capital to average assets (less goodwill and certain other intangible assets) (“Leverage Ratio”) of at least 3% plus an additional cushion of 100 to 200 basis points. Northeast’s Leverage Ratio at June 30, 2008, was 11.81%.

Federal bank regulatory agencies also have adopted regulations which require regulators to take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution’s ability to manage those risks, when determining the adequacy of an institution’s capital. Other factors taken into consideration include: interest rate exposure; liquidity, funding and market risk; the quality and level of earnings; the quality of loans and investments; the effectiveness of loan and investment policies; and management’s overall ability to monitor and control financial and operational risks, including concentrations of credit and non-traditional activities. This evaluation is made as part of the institution’s regular safety and soundness examination. Further, each Federal banking agency prescribes standards for depository institution holding companies relating to internal controls, information systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, maximum rates of classified assets to capital, minimum earnings sufficient to absorb losses and other standards as they deem appropriate. In addition, pursuant to the requirements of FDICIA, Federal bank regulatory agencies all have adopted regulations requiring regulators to consider interest rate risk (when interest rate sensitivity of an institution’s assets does not match its liabilities or its off-balance sheet position) in the evaluation of a bank’s capital adequacy.

Northeast Bank is subject to substantially similar risk-based and leverage capital requirements as those applicable to Northeast. As of June 30, 2009, Northeast Bank was in compliance with applicable minimum capital requirements.

Classification of Banking Institutions. Among other things, FDICIA provides Federal bank regulatory agencies with broad powers to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. The extent of those powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” A depository institution’s capital tier will depend upon where its capital levels are in relation to various relevant capital measures, which include a risk-based capital measure and a leverage ratio capital measure, and certain other factors.

The Federal bank regulatory agencies have adapted regulations establishing relevant capital measures and relevant capital levels. Under these regulations, a bank will be considered:

	Total Risk Based Capital Ratio	Tier 1 Risk- Based Capital Ratio	Leverage Ratio	Other
Well Capitalized:	10% or greater	6% or greater	5% or greater	Not subject to any order or written directive to meet and maintain a specific capital level for any capital measure

Adequately Capitalized	8% or greater	4% or greater	4% or greater (3% in the case of a bank with a composite CAMEL rating of 1)*

Undercapitalized	less than 8%	less than 4%	less than 4% ((3% in the case of a bank with a composite CAMEL rating of 1)*

Significantly Undercapitalized	less than 6%	less than 3%	less than 3%

Critically Undercapitalized				Ratio of tangible equity to total assets is less than or equal to 2%

*	Banking regulators issue CAMEL ratings based upon the results of their periodic safety and soundness examinations of financial institutions. The ratings cover capital, asset quality, management, earnings, and liquidity. The CAMEL rating for each financial institution is by law confidential.

Under certain circumstances, a depository institution’s primary Federal bank regulatory agency may use its authority to reclassify a “well classified” bank as “adequately capitalized” or subject an “adequately capitalized” or “undercapitalized” institution to supervisory actions applicable to the next lower capital category if it determines that the bank is in an unsafe or unsound condition or deems the bank to be engaged in an unsafe or unsound practice and not have corrected the deficiency. The banking agencies are permitted to establish individual minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of a “well capitalized” or “adequately capitalized” depository institution subjects the institution to restrictions and limitations on its business that become progressively more severe as capital levels decrease. At June 30, 2008, Northeast Bank met the definition of a “well capitalized” institution.

Prompt Corrective Regulatory Action. Federal banking regulators are required to take “prompt corrective action” if an insured depository institution fails to satisfy certain minimum capital requirements and other measures deemed appropriate by the federal banking regulators. See “— Capital Adequacy Guidelines” and “— Enforcement Policies and Actions.” Failure to meet the capital adequacy guidelines could subject a banking institution to capital raising requirements. A bank is prohibited from making any capital distribution (including the payment of a dividend) or paying a management fee to its holding company if the bank would thereafter be “undercapitalized.” Limitations exist for “undercapitalized” depository institutions regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of brokered deposits and borrowings from the Federal Reserve System. These institutions also are required to submit a capital instruction plan that includes a guarantee from the institution’s holding company. See “Bank Holding Company Regulation — Source of Strength; Safety and Soundness.” A “significantly undercapitalized” depository institution may be subject to a number of requirements and restrictions, including orders to sell a sufficient quantity of voting stock to become “adequately capitalized,” requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for “critically undercapitalized” institutions.

Enforcement Policies and Actions

The enforcement powers available to Federal banking regulators and the Supervisor over commercial banks and bank holding companies are extensive. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, to initiate injunctive actions against banking organizations and affiliated parties, and, in extreme cases, to terminate deposit insurance. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Federal bank regulatory agencies. Current law generally requires public disclosure of final enforcement actions.

Community Reinvestment Act

Bank holding companies and their subsidiary banks are subject to the provisions of the CRA and the regulations promulgated there under by the appropriate Federal bank regulatory agency. Under the terms of the CRA, Northeast Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires each appropriate Federal bank regulatory agency, in connection with its examination of a subsidiary depository institution, to assess such institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by that institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Further, such assessment also is part of the FRB’s consideration of applications to acquire, merge or consolidate with, or assume the liabilities of, another banking institution or its holding company, or to open or relocate a branch office. In the case of a bank holding company applying for approval to acquire a bank or a bank holding company, the FRB will assess the record of each subsidiary bank of the applicant bank holding company in considering the application. Pursuant to current CRA regulations, an institution’s CRA rating is based on its actual performance in meeting community needs. In particular, the rating system focuses on three tests: (a) a lending test, which evaluates the institution’s record of making loans in its service areas; (b) an investment test, which evaluates the institution’s record of investing community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and (c) a service test, which evaluates the institution’s delivery of services through its branches, ATMs, and other offices. The current CRA regulations also clarify how an institution’s CRA performance will be considered in the application process. Northeast Bank received a “satisfactory” CRA rating in its most recent examination.

FDIC Insurance Premiums

Northeast Bank is required to pay quarterly FDIC deposit insurance assessments. Under the FDIC’s risk-based insurance system, insured institutions are currently assessed premiums based on the institution’s capital position and other supervisory factors. Each financial institution is assigned to one of three capital groups — well capitalized, adequately capitalized or undercapitalized — and further assigned to one of three subgroups — within a capital group, on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

Due to the recent bank and saving association failures in 2009, the FDIC made a special assessment on all insured institutions of 5 basis points of total assets minus Tier 1 capital as of June 30, 2009. The special assessment for Northeast Bank was $275,000 and will be collected on September 30, 2009 by the FDIC.

Gramm-Leach-Bliley Act

The GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms, and insurance companies to affiliate with each other and enter into new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through affiliations, and to modify the federal regulatory structure governing some financial services activities. The increased authority of financial firms to broaden the type of financial services that they may offer to customers and to affiliates with other types of financial service companies may lead to further consolidation in the financial services industry. However, it also may lead to additional competition in these markets in which Northeast operates by allowing new entrants into various segments of those markets that were not the traditional competitors in the segments. Furthermore, the authority granted by the GLB Act may encourage the growth of larger competitors.

With respect to bank securities activities, the GLB Act repeals the exemption from the definition of “broker” previously afforded to banks and replaces it with a set of limited exemptions that permits certain activities which have been performed historically by banks to continue. Further, the GLB Act amends the securities laws to include banks with the general definition of dealer.

In addition, the GLB Act imposes regulations on financial institutions with respect to customer privacy. The GLB generally prohibits disclosure of customer information to non-affiliated third parties unless the customer had been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to provide written disclosure of their privacy policies to customers at the time the banking relationship is formed and annually thereafter. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act. The privacy provisions became effective in July 2001.

The GLB Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. The GLB Act reduces the frequency of CRA examinations for smaller institutions and imposes certain reporting requirements on depository institutions that make payment to non-governmental entities in connection with the CRA.

Anti-Money Laundering and Anti-Terrorism Legislation

Congress enacted the Bank Secrecy Act of 1970 (the “BSA”) to require financial institutions, including Northeast and Northeast Bank, to maintain certain records and to report certain transactions to prevent such institutions from being used to hide money derived from criminal activity and tax evasion. The BSA establishes, among other things: (a) record keeping requirements to assist government enforcement agencies in tracing financial transactions and flow of funds; (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports to assist government enforcement agencies in detecting patterns of criminal activity; (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the BSA and its implementing regulations; and (d) safe harbor provisions that protect financial institutions from civil liability for the cooperative efforts.

The USA Patriot Act of 2001 (the “USA Patriot Act”) is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The USA Patriot Act amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Under the USA Patriot Act, FDIC insured banks and commercial banks are required to increase their due diligence efforts for correspondent accounts and private banking customers. The USA Patriot Act requires banks to engage in additional record keeping or reporting, requiring identification of owners of accounts, or of the customers of foreign banks with accounts, and restricting or prohibiting certain correspondent accounts. Among other things, the USA Patriot Act requires all financial institutions, including Northeast and Northeast Bank, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provision of the GLB Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA Patriot Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution. Northeast and Northeast Bank have adopted policies, procedures, and controls to comply with the BSA and the USA Patriot Act, and they engage in very few transactions of any kind with foreign financial institutions or foreign persons.

The Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions, including Northeast and Northeast Bank, must scrutinize transactions to ensure that they do not represent obligations of, or ownership interests in, entities owned or controlled by sanctioned targets. In addition, Northeast and Northeast Bank restrict transactions with certain targeted countries except as permitted by OFAC.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) implemented a broad range of corporate governance and accounting measures, executive compensation disclosure requirements, and enhanced and timely disclosure obligations for corporate information, all of which are designed to ensure that the shareholders of corporate America are treated fairly and have full and accurate information about the public companies in which they invest. All companies that file periodic reports with the SEC are affected by the Sarbanes-Oxley Act.

Specifically, the Sarbanes-Oxley Act and various regulations promulgated there under, established among other things:

•	the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

•	auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

•	additional responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting entity;

•	a prohibition on personal loans to directors and officers, except certain loans made by financial institutions on non-preferential terms and in compliance with other bank regulatory requirements;

•

additional corporate governance and responsibility measures which (a) require the chief executive officer and chief financial officer to certify financial statements and to forfeit salary and bonuses in certain situations, and (b) protect whistleblowers and informants;

•	enhanced independence and expertise requirements of members of audit committees;

•

expansion of the audit committee’s authority and responsibility by requiring that the audit committee (a) have direct control of the outside auditor, (b) be able to hire and fire the auditor, and (c) approve all non-audit services;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	enhanced penalties for fraud and other violations.

On September 11, 2007, Northeast changed its listing from the American Stock Exchange to the NASDAQ Stock Exchange. Both exchanges have adopted corporate governance rules that have been approved by the SEC.

Northeast has taken steps to comply with the provisions of the Sarbanes-Oxley Act and the regulations adopted there under. Based on total assets, Northeast is first required to provide management’s assessment of Northeast’s internal control over financial reporting in its annual report on Form 10-K filed for its first fiscal year ending on or after December 15, 2007 (i.e., fiscal year 2008). In addition, Northeast is required to obtain an attestation report by its auditors for the annual report on Form 10-K filed for its first fiscal year ending on or after December 15, 2009 (i.e., fiscal year 2010). Compliance with the foregoing provisions is expected to increase Northeast’s administrative costs.

Monetary Policy and Economic Control

The commercial banking business is affected not only by legislation, regulatory policies, and general economic conditions, but also by the monetary policy of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against member banks’ deposit and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and these policies may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of Northeast Bank cannot be predicted.

Industry Restructuring

For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates and increased competition from foreign and nontraditional banking competitors, and has been characterized principally by the gradual erosion of geographic barrier to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

Members of Congress and the administration may consider additional legislation designed to institute reforms to promote the viability of the industry. Such legislation could revise the federal regulatory structure for insured depository institutions; others could affect the nature of products, services, and activities that bank holding companies and their subsidiaries may offer or engage in, and the types of entities that may control depository institutions. There can be no assurance as to whether or in what form any such future legislation might be enacted, or what impact such legislation might have upon Northeast or Northeast Bank.

See “Risk Factors” beginning on page 93 for additional discussion of industry restructuring.

Properties

The principal executive and administrative offices of Northeast and the Bank are located at 500 Canal Street, Lewiston, Maine (“Headquarters Building”). In 2005, the Bank entered into a 15 year lease with respect to the Headquarters Building, and Northeast moved its principal executive and administrative offices to this four story building located in downtown Lewiston. Northeast leases the entire building, a total of 27,000 square feet. For the first ten years of the lease, the annual rent expense is approximately $264,000. In addition to executive and administrative offices, this building also houses Northeast’s operations, loan processing and underwriting, loan servicing, accounting, human resources and commercial lending departments. Northeast also opened a 500 square foot branch office in this building.

In addition to the branch office located in the Headquarters Building, Northeast has 10 additional banking branches and twelve insurance agency offices located in the State of Maine and one insurance agency office that is located in New Hampshire as set forth below.

Branch Locations	Ownership
232 Center Street, Auburn	Lease[1]
235 Western Avenue, Augusta	Fee Simple
11 Main Street, Bethel	Fee Simple
168 Maine Street, Brunswick	Fee Simple
2 Depot Street, Buckfield	Fee Simple
46 Main Street, Harrison	Fee Simple
500 Canal Street, Lewiston	Lease[2]
77 Middle Street, Portland	Lease[3]
235 Main Street, South Paris	Fee Simple

Insurance Agency Locations
59 Main Street, Anson, Maine	Fee Simple
232 Center Street, Auburn, Maine*	Lease[4]
235 Western Avenue, Augusta, Maine*	Fee Simple
4 Sullivan Square, Berwick, Maine	Fee Simple
11 Main Street, Bethel, Maine*	Fee Simple
346 Main Street, Jackman, Maine	Lease[5]
28 Main Street, Livermore Falls, Maine	Lease[6]
89 Main Street, Mexico, Maine	Fee Simple
423 U. S. Route 1, Scarborough, Maine	Lease[7]
235 Main Street, South Paris, Maine*	Fee Simple
472 Main Street, Thomaston, Maine	Lease[8]
10 Snell Hill Road, Turner, Maine	Fee Simple

*	Each of these insurance agency locations are situated in an existing bank branch location at the address indicated.
[1]	Lease term is ten years and expires May 1, 2016.
[2]	Lease term is 15 years and expires July 15, 2020.
[3]	Lease term is five years and expires September 30, 2012.
[4]	Lease term is 21 years and expires December 31 2028.
[5]	Lease term is one year and automatically renews in September each year.
[6]	Lease is a tenant at will.
[7]	Lease term is three years and expires July 31, 2010.
[8]	Lease is a tenant at will.

The Bank’s investment division leases space at 202 US Route One, Falmouth, Maine, which has a term of five years and expires August 31, 2012. In addition, the Bank has purchased land in Windham, Maine and Northeast Bank Insurance Group, Inc. (“NBIG”) has purchased land in Jay, Maine.

NBIG exercised its option to purchase the building occupied by the Spence & Matthews Insurance Agency located at 4 Sullivan Square, Berwick, Maine from a senior officer of NBIG. The transaction closed on June 24, 2009. The option price of $375,000 was determined at the time NBIG acquired the Spence & Mathews Agency in November 2007. The purchase transaction was subject to approval by the board of directors of Northeast Bank, the sole owner of NBIG.

On December 13, 2007 and January 8, 2008, NBIG purchased from a company owned by the president of NBIG the land and building of the leased insurance agency offices in Anson, Mexico and Rangeley, Maine and a land lot in Jay, Maine. The purchase price totaled $516,000. The purchase price for each transaction was based upon an independent third party appraisal, except for the price of the land lot. The purchase transaction was subject to approval by the board of directors of Northeast Bank, the sole owner of NBIG.

On September 1, 2006, the Bank purchased its South Paris, Maine branch, previously leased from a member of the board of directors. The $400,000 purchase price was based upon an independent appraisal. The consideration paid was 5,000 shares of Northeast common stock and $297,000 in cash. The common stock issued was based on the market price on the day prior to the closing. This acquisition was not material to the balance sheet or the results of operations for Northeast.

Legal Proceedings

There are no pending legal proceedings to which Northeast is a party or to which any of its property is subject. There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of banking, to which the Bank is a party or of which any of the Bank’s property is the subject. There are no material pending legal proceedings to which any director, officer or affiliate of Northeast, any owner of record beneficially of more than five percent of the common stock of Northeast, or any associate of any such director, officer, affiliate of Northeast or any security holder is a party adverse to Northeast or has a material interest adverse to Northeast or the Bank.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (March 31, 2010 and June 30, 2009)

This Management’s Discussion and Analysis of Results of Operations and Financial Condition presents a review of the results of operations for the three and nine months ended March 31, 2010 and 2009 and the financial condition at March 31, 2010 and June 30, 2009. This discussion and analysis is intended to assist in understanding the results of operations and financial condition of Northeast and the Bank. Accordingly, this section should be read in conjunction with the consolidated financial statements and the related notes and other statistical information for the fiscal year ended June 30, 2009 in this proxy statement/prospectus. Certain amounts in the prior year have been reclassified to conform to the current-year presentation.

Overview of Operations

This overview is intended to provide a context for the following Management’s Discussion and Analysis of the Results of Operations and Financial Condition, and should be read in conjunction with our unaudited consolidated financial statements, including the notes thereto, in this proxy statement/prospectus, as well as our audited consolidated financial statements for the year ended June 30, 2009, including the notes thereto, in this proxy statement/prospectus. Northeast has attempted to identify the most important matters on which our management focuses in evaluating our financial condition and operating performance and the short-term and long-term opportunities, challenges, and risks (including material trends and uncertainties) which Northeast faces. Northeast also discusses the action it is taking to address these opportunities, challenges, and risks. The overview is not intended as a summary of, or a substitute for review of, Management’s Discussion and Analysis of the Results of Operations and Financial Condition.

The Bank is faced with the following challenges: increasing interest-bearing, non-maturing deposits, decreasing non-accrual loans, improving the net interest margin, executing our plan of increasing noninterest income and improving our efficiency ratio.

Interest-bearing, non-maturing deposits increased $24.6 million compared to June 30, 2009, primarily from a new savings account product, which is open solely to customers with maturing certificates of deposit. This new product pays a rate of 1.30% and accounted for $13.5 million of the increase in interest-bearing, non-maturing deposits.

Loans decreased $7.1 million compared to June 30, 2009, due principally to a $21.7 million decrease in indirect consumer loans. Excluding this decrease, there was a net increase of $14.6 million in the other loan portfolios, primarily residential and commercial real estate loans.

The net interest margin was 3.30% for the quarter ended March 31, 2010, an increase of 28 basis points compared to 3.02% for the quarter ended March 31, 2009. Compared to the quarter ended December 31, 2009, our net interest margin increased 1 basis point.

Since our balance sheet was liability sensitive at December 31, 2009, due to the cost of interest-bearing liabilities repricing more quickly than the yield of interest-bearing assets, net interest income would generally be expected to increase during a period of declining interest rates (and decrease during a period of rising interest rates).

Management believes that the allowance for loan losses as of March 31, 2010 was adequate, under present conditions, for the known credit risk in the loan portfolio. Due to increased loan delinquencies and non-accruals comparing March 31, 2010 to the levels at June 30, 2009, Northeast increased the allowance for loan losses by $159,000, to $5,923,000, as compared to June 30, 2009.

Northeast’s efficiency ratio, calculated by dividing noninterest expense by the sum of net interest income and noninterest income, was 82% and 85% for the three months ended March 31, 2010 and 2009, respectively. The ratio has decreased due to the increase in net interest income and noninterest income as compared to the same period one year ago.

Northeast sold the Rangeley, Maine insurance agency customer list and certain fixed assets on January 31, 2010. The sale resulted in a gain of $129,906 which was included in other noninterest income for the quarter and nine months ended March 31, 2010. The land and building occupied by our Rangeley office has been closed and listed for sale. Northeast recognized impairment expense of $91,080 as a result of adjusting the book value of the building and land to its estimated fair value.

Description of Operations

Northeast is a Maine corporation and a bank holding company registered with the FRB under the BHCA. The FRB is the primary regulator of Northeast, and it supervises and examines our activities. Northeast is also a registered Maine financial institution holding company under Maine law and is subject to regulation and examination by the Superintendent of Maine Bureau of Financial Institutions. Northeast conducts business from its headquarters in Lewiston, Maine and, as of March 31, 2010, had ten banking offices, one financial center, a loan production office in Portsmouth, New Hampshire and twelve insurance offices located in western and south-central Maine and southeastern New Hampshire. At March 31, 2010, Northeast had consolidated assets of $612.0 million and consolidated stockholders’ equity of $50.1 million.

Northeast’s principal asset is all the capital stock of the Bank. Northeast’s results of operations are primarily dependent on the results of the operations of the Bank. The Bank’s ten offices are located in Auburn, Augusta, Bethel, Brunswick, Buckfield, Harrison, Lewiston, Poland, Portland, and South Paris, Maine. The Bank’s financial center located in Falmouth, Maine houses its investment brokerage division which offers investment, insurance and financial planning products and services. Northeast also operates a loan production office in Portsmouth, New Hampshire.

The Bank’s newest branch opened in Poland, Maine in February, 2010. At the same time, the branch in Mechanic Falls closed and the customer accounts from this branch were transferred to the new Poland branch. In January 2010, the branch located at 882 Lisbon Street in Lewiston was closed, and the customer accounts from the closed branch were transferred to the branch at 500 Canal Street, also in Lewiston.

The Bank’s wholly owned subsidiary, Northeast Bank Insurance Group Inc, is an insurance agency. Its twelve offices are located in Anson, Auburn, Augusta, Berwick, Bethel, Jackman, Livermore Falls, Thomaston, Turner, Scarborough, and South Paris, Maine and Rochester, New Hampshire. Northeast sold the customer lists of the agency offices in Mexico and Rangeley on December 31, 2009 and January 31, 2010, respectively. Each agency office was closed following the sale.

Northeast acquired Goodrich Insurance Associates of Berwick, Maine on May 15, 2009, and merged them into the Spence & Matthew office in November, 2009. Seven agencies have been acquired previously: Hyler Agency of Thomaston, Maine was acquired on December 11, 2008; Spence & Matthews, Inc of Berwick, Maine and Rochester, New Hampshire was acquired on November 30, 2008; Hartford Insurance Agency of Lewiston, Maine was acquired on August 30, 2008; Russell Agency of Madison, Maine was acquired on June 28, 2008; Southern Maine Insurance Agency of Scarborough, Maine was acquired on March 30, 2008; Sturtevant and Ham, Inc. of Livermore, Maine was acquired on December 1, 2006; and Palmer Insurance of Turner, Maine was acquired on November 28, 2006. Following the acquisitions, the Russell Agency was moved to the existing agency office in Anson, Maine and the Hartford Insurance Agency was moved to the existing agency office in Auburn, Maine. All of Northeast’s insurance agencies offer personal and commercial property and casualty insurance products. See Note 6 in our June 30, 2009 audited consolidated financial statements and Note 10 of the March 31, 2010 unaudited consolidated financial statements for more information regarding Northeast’s insurance agency acquisitions.

Bank Strategy

The principal business of the Bank consists of attracting deposits from the general public and applying those funds to originate or acquire residential mortgage loans, commercial loans, commercial real estate loans and a variety of consumer loans. The Bank sells residential mortgage loans into the secondary market. The Bank also invests in mortgage-backed securities and bonds issued by United States government sponsored enterprises and corporate and municipal securities. The Bank’s profitability depends primarily on net interest income, which continues to be the largest source of revenue and is affected by the level of interest rates, changes in interest rates and by changes in the amount and composition of interest-earning assets (i.e. loans and investments) and interest-bearing liabilities (i.e. customer deposits and borrowed funds). The Bank also emphasizes the growth of non-interest sources of income from investment and insurance brokerage, trust management and financial planning to reduce its dependency on net interest income.

Northeast’s goal is to continue modest, but profitable, growth by increasing loan and deposit market share in existing markets in western and south-central Maine, closely managing the yields on interest-earning assets and rates on interest-bearing liabilities, introducing new financial products and services, increasing the number of bank services sold to each household, increasing non-interest income from expanded trust services, investment and insurance brokerage services, and controlling the growth of non-interest expenses. Additional acquisitions of insurance agencies are not planned for the near term.

Results of Operations

Comparison of the three months ended March 31, 2010 and 2009.

Northeast reported consolidated net income of $530,632, or $0.20 per diluted share, for the three months ended March 31, 2010 compared to $387,370, or $0.14 per diluted share, for the three months ended March 31, 2009, an increase of $143,262, or 37%. Net interest and dividend income increased $364,261, or 9%, as a result of a higher net interest margin. The provision for loan losses increased $22,062, or 4%, compared to the quarter ended March 31, 2009. Noninterest income increased $360,251, or 13%, from increased fees for other services to customers, investment and insurance commissions. Noninterest expense increased $428,643, or 7%, primarily due to increased salaries and benefits and other noninterest expense.

Annualized return on average equity (“ROE”) and return on average assets (“ROA”) were 4.32% and 0.35%, respectively, for the quarter ended March 31, 2010 as compared to 3.27% and 0.26%, respectively, for the quarter ended March 31, 2009. The increases in the returns on average equity and average assets were primarily due to the increase in net income for the most recent quarter.

Northeast reported consolidated net income of $1,675,614, or $0.64 per diluted share, for the nine months ended March 31, 2010 compared to $750,060, or $0.29 per diluted share, for the nine months ended March 31, 2009, an increase of $925,554, or 123%. Net interest and dividend income increased $808,328, or 6%, as a result of a higher net interest margin and increased earning assets. The provision for loan losses increased $80,321, or 5%, compared to the nine months ended March 31, 2009. Noninterest income increased $1,165,833, or 15%, from increased fees for other services to customers, gains on sales of loans, investment and insurance commissions. Noninterest expense increased $474,936, or 3%, primarily due to increased salaries and employee benefits and other noninterest expense.

ROE and ROA were 4.54% and 0.37%, respectively, for the nine months ended March 31, 2010 as compared to 2.30% and 0.16%, respectively, for the nine months ended March 31, 2009. The increases in the returns on average equity and average assets were primarily due to the increase in net income.

Net Interest and Dividend Income

Net interest and dividend income for the three months ended March 31, 2010 increased to $4,595,208 as compared to $4,230,947 for the same period in 2009. The increase in net interest and dividend income of $364,261, or 9%, was primarily due to a 28 basis point increase in net interest margin, on a tax equivalent basis, and more than offset the impact of a decrease in average earning assets of $4,171,190, or 1%, for the quarter ended March 31, 2010 as compared to the quarter ended March 31, 2009. The decrease in average earning assets was primarily due to a decrease in average loans of $16,253,149 which was partially offset by an increase in average available-for-sale securities of $6,588,898, or 4%, from the purchase of U.S. government-sponsored enterprise mortgage-backed securities, and an increase in average interest-bearing deposits and regulatory stock of $5,493,061, or 63%. Average loans as a percentage of average earning assets was 68% and 71% for quarters ended March 31, 2010 and 2009, respectively. Northeast’s net interest margin, on a tax equivalent basis, was 3.30% and 3.02% for the quarters ended March 31, 2010 and 2009, respectively. Northeast’s net interest spread, on a tax equivalent basis, for the three months ended March 31, 2010 was 3.02%, an increase of 32 basis points from 2.70% for the same period a year ago. Comparing the three months ended March 31, 2010 and 2009, the yields on earning assets decreased 30 basis points, and the cost of interest-bearing liabilities decreased 62 basis points. The decrease in the cost of interest-bearing liabilities reflects the lower interest rates paid on a significant volume of maturing certificates of deposits, and decreases in interest rates paid on interest-bearing non-maturing deposits.

The changes in net interest and dividend income, on a tax equivalent basis, are presented in the schedule below, which compares the three months ended March 31, 2010 and 2009.

	Difference Due to
	Volume	Rate	Total
Investments	$82,825	$(222,173)	$(139,348)
Loans, net	(248,913)	(83,988)	(332,901)
FHLB & Other Deposits	10,991	(26,554)	(15,563)

Total Interest-earnings Assets	(155,097)	(332,715)	(487,812)

Deposits	58,762	(615,171)	(556,409)
Securities sold under Repurchase Agreements	26,488	(7,224)	19,264
Borrowings	(230,227)	(88,538)	(318,765)

Total Interest-bearing Liabilities	(144,977)	(710,933)	(855,910)

Net Interest and Dividend Income	$(10,120)	$378,218	$368,098

Rate/volume amounts which are partly attributable to rate and volume are spread proportionately between volume and rate based on the direct change attributable to rate and volume. Borrowings in the table include junior subordinated notes, FHLB borrowings, structured repurchase agreements, capital lease obligation and other borrowings. The adjustment to interest income and yield on a fully tax equivalent basis was $54,273 and $50,436 for the three months ended March 31, 2010 and 2009, respectively.

Net interest and dividend income for the nine months ended March 31, 2010 increased to $13,307,126 as compared to $12,498,798 for the same period in 2009. The increase in net interest and dividend income of $808,328, or 6%, was primarily due to an 18 basis point increase in net interest margin, on a tax equivalent basis, and by an increase in average earning assets of $2,543,460, or less than 1%, for the nine months ended March 31, 2010 as compared to the nine months ended March 31, 2009. The increase in average earning assets was primarily due to an increase in average available-for-sale securities of $13,179,674, or 9%, from the purchase of mortgage-backed securities and an increase in average interest-bearing deposits and regulatory stock of $4,204,770, or 44%, partially offset by a decrease in average loans of $14,840,984, or 4%. Average loans as a percentage of average earning assets was 69% and 72% for quarters ended March 31, 2010 and 2009, respectively. Northeast’s net interest margin, on a tax equivalent basis, was 3.15% and 2.97% for the nine months ended March 31, 2010 and 2009, respectively. Northeast’s net interest spread, on a tax equivalent basis, for the nine months ended March 31, 2010 was 2.94%, an increase of 20 basis points from 2.74% for the same period a year ago. Comparing the nine months ended March 31, 2010 and 2009, the yields on earning assets decreased 48 basis points, and the cost of interest-bearing liabilities decreased 68 basis points. The decrease in the cost of interest-bearing liabilities reflects the lower interest rates paid on a significant volume of maturing certificates of deposit, and decreases in interest rates paid on interest-bearing non-maturing deposits.

The changes in net interest and dividend income, on a tax equivalent basis, are presented in the schedule below, which compares the nine months ended March 31, 2010 and 2009.

	Difference Due to
	Volume	Rate	Total
Investments	$497,277	$(714,198)	$(216,921)
Loans, net	(701,791)	(978,745)	(1,680,536)
FHLB & Other Deposits	25,813	(66,241)	(40,428)

Total Interest-earnings Assets	(178,701)	(1,759,184)	(1,937,885)

Deposits	338,903	(1,983,922)	(1,645,019)
Securities sold under Repurchase Agreements	70,138	(171,700)	(101,562)
Borrowings	(762,286)	(243,842)	(1,006,128)

Total Interest-bearing Liabilities	(353,245)	(2,399,464)	(2,752,709)

Net Interest and Dividend Income	$174,544	$640,280	$814,824

Rate/volume amounts which are partly attributable to rate and volume are spread proportionately between volume and rate based on the direct change attributable to rate and volume. Borrowings in the table include junior subordinated notes, FHLB borrowings, structured repurchase agreements, capital lease obligation and other borrowings. The adjustment to interest income and yield on a fully tax equivalent basis was $158,930 and $152,434 for the nine months ended March 31, 2010 and 2009, respectively.

Northeast’s business primarily consists of the commercial banking activities of the Bank. The success of Northeast is largely dependent on its ability to manage interest rate risk and, as a result, changes in interest rates, as well as fluctuations in the level of assets and liabilities, affecting net interest and dividend income. This risk arises from Northeast’s core banking activities: lending and deposit gathering. In addition to directly impacting net interest and dividend income, changes in interest rates can also affect the amount of loans originated and sold by the Bank, the ability of borrowers to repay adjustable or variable rate loans, the average maturity of loans, the rate of amortization of premiums and discounts paid on securities, the amount of unrealized gains and losses on securities available-for-sale and the fair value of our saleable assets and the resultant ability to realize gains. The Bank’s balance sheet is currently a liability sensitive position, where the costs of interest-bearing liabilities reprice more quickly than the yield of interest-bearing assets. As a result, the Bank is generally expected to experience an increase in its net interest margin during a period of decreasing interest rates, or a decrease in its net interest margin during a period of increasing interest rates.

As of March 31, 2010 and 2009, 53% and 47%, respectively, of the Bank’s loan portfolio was composed of adjustable rate loans based on a prime rate index or short-term rate indices such as the one-year U.S. Treasury bill. Interest income on these existing loans would increase if short-term interest rates increase. An increase in short-term interest rates would also increase deposit and FHLB advance rates, increasing Northeast’s interest expense. The impact on future net interest and dividend income from changes in market interest rates will depend on, among other things, actual rates charged on the Bank’s loan portfolio, deposit and advance rates paid by the Bank and loan volume.

Provision for Loan Losses

The provision for loan losses for the three months ended March 31, 2010 was $640,598, an increase of $22,062, or 4%, from $618,536 for the three months ended March 31, 2009. For the nine months ended March 31, 2010 and 2009, the provisions for loan losses were $1,723,142 and $1,642,821, respectively, an increase of $80,321, or 5%. The provision for loan losses reflects the high level of net credit losses of $589,598 and $661,537 for the quarters ended March 31, 2010 and 2009, respectively, and $1,564,142 and $1,620,821 for the nine months ended March 31, 2010 and 2009, respectively. In conjunction with the overdraft privilege program implemented in July, 2009, a portion of the provision for loan losses was used to create a reserve for uncollectible overdraft fees that have been charged to customers overdrawing their checking accounts. The overdrawn checking accounts were reclassified to consumer loans. The provision for loan losses excluding the overdraft privilege program was $630,491 and $1,679,897 for the quarter and nine months ended March 31, 2010, respectively.

Northeast’s increased the allowance for loan losses by $159,000 compared to its June 30, 2009 balance by recognizing a provision greater than net charge-offs. For internal analysis of adequacy of the allowance for loan losses, Northeast considered: the decrease in net loans during the nine months ended March 31, 2010; the decrease in net charge-offs of $56,679 for the nine months ended March 31, 2010 compared to the same period in 2009; the increase in net charge-offs of $150,904 for the quarter ended March 31, 2010 compared to the quarter ended June 30, 2009; an increase in loan delinquency to 3.89% at March 31, 2010 compared to 3.42% at June 30, 2009; a decrease of $50,000, or less than 1%, in non-performing loans (90 days or more past due) at March 31, 2010 compared to June 30, 2009; and a decrease in internally classified and criticized loans at March 31, 2010 compared to June 30, 2009. Management deemed the allowance for loan losses adequate for the risk in the loan portfolio. See “ — Financial Condition” for a discussion of the allowance for loan losses and the factors impacting the provision for loan losses. The allowance as a percentage of outstanding loans increased to 1.53% at March 31, 2010 and 1.46% at June 30, 2009 compared to 1.40% at March 31, 2009.

Noninterest Income

Total noninterest income was $3,065,114 for the quarter ended March 31, 2010, an increase of $360,251, or 13%, from $2,704,863 for the quarter ended March 31, 2009. This increase reflected the combined impact of a $113,408, or 48%, increase in fees for other services to customers which was primarily attributable to the overdraft privilege program implemented in July, 2009, a $220,186, or 89%, increase in investment commissions due to higher sales volume, a $217,139, or 14%, increase in insurance commissions due to an increase in contingent and growth bonuses, and a $44,011, or 17%, increase in other noninterest income primarily due to $129,905 gain from the sale of the customer list of the Rangeley insurance agency office, partially offset by a $174,057, or 55%, decrease in gain on the sale of loans primarily due to the volume of residential real estate loans sold into the secondary market for the quarter ended March 31, 2010 of $14.1 million compared to $32.0 million sold in the same period one year ago.

For the nine months ended March 31, 2010, total noninterest income was $9,073,849, an increase of $1,165,833, or 15%, from $7,908,016 for the nine months ended March 31, 2009. This increase was due to a $290,158, or 35%, increase in fees for other services to customers, primarily the overdraft privilege program, a $279,363, or 65%, increase in gains on the sales of loans on volume of $54.6 million in the nine months ended March 31, 2010 compared to $42.6 million for the nine months ended March 31, 2009, a $179,628, or 14%, increase investment commissions due to sales volume, a $232,698, or 5%, increase in insurance commissions due to the full year impact of the acquisition of Goodrich Insurance Associates combined with an increase in contingent and growth bonuses and a $114,322, or 18%, increase in other noninterest income due to the $245,677 gain realized on the sale of the Mexico and Rangeley insurance agency offices’ customer lists, partially offset by lower trust income and lower gains from options trading.

Noninterest Expense

Total noninterest expense for the three months ended March 31, 2010 was $6,271,749, an increase of $428,643, or 7%, from $5,843,106 for the three months ended March 31, 2009. The increase was primarily due to a $212,558, or 7%, increase in salaries and employee benefits due to increases in staff for the mortgage origination and investment brokerage divisions and a $210,747, or 14%, increase in other noninterest expense due to increased professional fees, including $157,154 in legal and investment banking fees related to the announced merger, and equity securities impairment expense compared to the quarter ended March 31, 2009. The increase in salaries and benefits expense of $212,558, or 7%, was due to increases in staffing in the mortgage origination, loan processing and investment brokerage areas in order to capitalize on market opportunities. Occupancy expense increased $45,690, or 9%, primarily due to impairment expense of $91,080 recognized from the write-down of our Rangeley insurance agency building to its estimated fair value, which was partially offset by a decrease in rent expense, building repairs and maintenance, utilities and capital lease amortization compared to the quarter ended March 31, 2009. The capital lease for our Berwick insurance agency office converted to a land and building asset upon exercise of the purchase option in June, 2009. The decrease in equipment expense of $35,781, or 9%, was due to a decrease in equipment repairs and maintenance.

For the nine months ended March 31, 2010, total noninterest expense was $18,439,783, an increase of $474,936, or 3%, from $17,964,847 for the nine months ended March 31, 2009. This increase was primarily due to an increase of $201,559, or 2%, in salaries and employee benefits due to expanding staff in mortgage loan origination, loan processing and investment brokerage, or $46,618, or 3% increase of occupancy expense primarily due to impairment expense of $136,690 recognized from the write-down of the Mexico and Rangeley buildings to their estimated fair value with the increase partially offset by a decrease in capital lease amortization, building repairs and maintenance, ground maintenance and utilities, and a $345,027, or 8%, increase in other noninterest expense from an increase of $364,700 in professional fees (including consulting and merger related legal and investment banking fees), an increase of $179,590 in FDIC insurance assessments and an increase of $77,991 for computer services partially offset by decreases in collection expenses of $72,991, supplies of $19,506, telecommunications of $10,888, travel and entertainment of $31,941 and equity security impairment expense of $121,025 compared to the same period in 2009. Equipment expense decreased $102,662, or 8%, primarily due to decreases in depreciation expense for furniture, software, and vehicles and computer maintenance.

Income Taxes

For the quarter and nine months ended March 31, 2010, the increase in income tax expense was primarily due to the increase in income before income taxes as compared to the same periods in 2009.

Efficiency Ratio

Northeast’s efficiency ratio, which is total noninterest expense as a percentage of the sum of net interest and dividend income and non-interest income, was 82% and 85% for the three months ended March 31, 2010 and 2009, respectively. The decrease in the efficiency ratio for the three months ended March 31, 2010 was due to an increase in net interest and noninterest income compared to the three months ended March 31, 2009. For the nine months ended March 31, 2010 and 2009, Northeast’s efficiency ratio was 82% and 88%, respectively. The decrease in the efficiency ratio for the nine months ended March 31, 2010 was also due to an increase in net interest and noninterest income compared to the same period of 2009.

Financial Condition

Northeast’s consolidated assets were $611,970,296 and $598,148,130 as of March 31, 2010 and June 30, 2009, respectively, an increase of $13,822,166, or 2%. This increase was primarily due to increases of $22,352,857, or 15%, in available-for-sale securities, $137,680, or 6%, in loans held for sale, and $3,418,318, or 10%, in combined premises and equipment, acquired assets, accrued interest receivable, regulatory stock, bank owned life insurance and other assets, partially offset by decreases of $3,969,431, or 30%, in cash and due from banks and interest-bearing deposits, $7,268,784, or 2%, in net loans primarily from a decrease in consumer loans, and a $848,474, or 10%, decrease in intangible assets resulting from amortization and sale of the customer list intangibles allocated to the Mexico and Rangeley insurance agencies of $299,459. For the three months ended March 31, 2010, average total assets were $613,193,300, a decrease of $2,697,599, or less than 1%, from $615,890,899 for the same period in 2009. This average asset decrease was primarily attributable to decreases in loans held-for-sale and net loans.

Total stockholders’ equity was $50,096,057 and $47,316,880 at March 31, 2010 and June 30, 2009, respectively, an increase of $2,779,177, or 6%, due to net income for the nine months ended March 31, 2010 and an increase in accumulated other comprehensive income partially offset by dividends paid. Book value per outstanding share was $19.74 at March 31, 2010 and $18.57 at June 30, 2009. Tangible book value per outstanding share was $14.60 at March 31, 2010 and $13.05 at June 30, 2009. The increase in tangible book value was due primarily to a decrease in goodwill and other intangibles from the amortization of other intangibles and sale of the customer list intangible allocated to the Mexico and Rangeley insurance agency offices during the quarter ended March 31, 2010.

Investment Securities

The available-for-sale investment portfolio was $170,762,997 as of March 31, 2010, an increase of $22,352,857, or 15%, from $148,410,140 as of June 30, 2009. Excess cash balance and funds from the decrease in loans and increase in short-term borrowings were used to purchase U.S. government-sponsored enterprise mortgage-backed securities.

The investment portfolio as of March 31, 2010 consisted of mortgage-backed, collateralized mortgage obligation and debt securities issued by U.S. government-sponsored enterprises and corporations, municipal bonds, trust preferred securities and equity securities. Generally, funds retained by the Bank as a result of increases in deposits or decreases in loans, which are not immediately used by the Bank, are invested in securities held in its investment portfolio. The investment portfolio is used as a source of liquidity for the Bank. The investment portfolio is structured so that it provides for an ongoing source of funds for meeting loan and deposit demands and for reinvestment opportunities to take advantage of changes in the interest rate environment. The investment portfolio averaged $166,706,630 for the three months ended March 31, 2010 as compared to $160,117,732 for the three months ended March 31, 2009, an increase of $6,588,898, or 4%. This increase was due primarily to the purchase of U.S. government-sponsored enterprise mortgage-backed securities noted above.

Northeast’s entire investment portfolio was classified as available-for-sale at March 31, 2010 and June 30, 2009, and is carried at market value. Changes in market value, net of applicable income taxes, are reported as a separate component of stockholders’ equity. Gains and losses on the sale of securities are recognized at the time of the sale using the specific identification method. The amortized cost and market value of available-for-sale securities at March 31, 2010 were $165,524,623 and $170,762,997, respectively. The difference between the carrying value and the cost of the securities of $5,238,374 was primarily attributable to the increase in market value of mortgage-backed securities above their cost. The net unrealized losses on collateralized mortgage obligations, trust preferred and equity securities was $414,716, and the net unrealized gains on U.S. government-sponsored enterprise bonds and mortgage-backed, corporate debt, and municipal securities were $5,653,090 at March 31, 2010. The U.S. government-sponsored enterprise bonds and corporate debt securities have increased in market value due to the decreases in long-term interest rates as compared to June 30, 2009. Substantially all of the U.S. government-sponsored enterprise bonds and mortgage-backed and municipal securities held in Northeast’s portfolio are high investment grade securities. Five municipal bonds, six trust preferred securities and three preferred stocks in the Bank’s portfolio had been downgraded by credit rating agencies below investment grade. Each of these securities was subject to impairment testing at March 31, 2010. No additional impairment expense was recognized. Management believes that the yields currently received on this portfolio are satisfactory. Management reviews the portfolio of investments on an ongoing basis to determine if there have been any other than temporary declines in value. Some of the considerations management takes into account in making this determination are market valuations of particular securities and an economic analysis of the securities’ sustainable market values based on the underlying company’s profitability. Management plans to hold the equity, U.S. government-sponsored enterprise bonds and mortgage-backed, corporate debt, municipal securities, and trust preferred securities which have market values below cost until a recovery of market value occurs or until maturity.

Loan Portfolio

Total loans, including loans held-for-sale, of $389,115,253 as of March 31, 2010 decreased $6,972,104, or 2%, from $396,087,357 as of June 30, 2009. Compared to June 30, 2009, residential real estate loans increased $12,087,094, or 9%, loans held-for-sale increased $137,680, or 6%, and commercial real estate loans increased $5,107,455, or 4%. The decreases in the other portfolios more than offset these increases including construction loans, which decreased $1,646,208, or 26%, commercial loans, which decreased $417,816, or 1%, and consumer and other loans, which decreased $21,673,109, or 22%. Deferred fees decreased $567,200. The total loan portfolio, including loans held-for-sale, averaged $390,502,357 for the three months ended March 31, 2010, a decrease of $16,253,149, or 4%, compared to $406,755,506 for the three months ended March 31, 2009.

The Bank primarily lends within its local market areas, which management believes helps it to better evaluate credit risk. The Bank’s local market, as well as the secondary market, continues to be very competitive for loan volume.

Residential real estate loans, excluding loans held-for-sale, consisting of primarily owner-occupied residential loans, were 39% of total loans as of March 31, 2010, and 35% as of June 30, 2009 and March 31, 2009, respectively. The variable rate product as a percentage of total residential real estate loans was 39%, 37% and 36% for the same periods, respectively. Generally, management has pursued a strategy of increasing the percentage of variable rate loans as a percentage of the total loan portfolio to help manage interest rate risk. Northeast currently plans to continue to sell all newly originated residential real estate loans into the secondary market to manage interest rate risk. Average residential real estate mortgages of $146,117,184 for the three months ended March 31, 2010 increased $6,208,641, or 4%, from $139,908,543, for the three months ended March 31, 2009. This increase was due to the origination of loans for portfolio. Purchased loans included in

Northeast’s loan portfolio are pools of residential real estate loans acquired from and serviced by other financial institutions. These loan pools are an alternative to mortgage-backed securities, and represented 2% of residential real estate loans at March 31, 2010. The Bank has not pursued a similar strategy recently.

Commercial real estate loans as a percentage of total loans were 33%, 31%, and 29% as of March 31, 2010, June 30, 2009 and March 31, 2009, respectively. Commercial real estate loans have minimal interest rate risk because the portfolio consists primarily of variable rate products. The variable rate products as a percentage of total commercial real estate loans were 96% as of March 31, 2009, 95% as of June 30, 2009 and March 31, 2009, respectively. The Bank tries to mitigate credit risk by lending in its market area, as well as by maintaining a well-collateralized position in real estate. Average commercial real estate loans of $126,954,026 for the three months ended March 31, 2010 increased $11,137,963, or 10%, from $115,816,063 for the same period in 2009.

Construction loans as a percentage of total loans were 1% as of March 31, 2010 and June 30, 2009 and 3% as of March 31, 2009. Limiting disbursements to the percentage of construction completed controls risk. An independent consultant or appraiser verifies the construction progress. Construction loans have maturity dates of less than one year. Variable rate products as a percentage of total construction loans were 62% as of March 31, 2010, 51% as of June 30, 2009 and 66% as of March 31, 2009. Average construction loans were $4,390,522 and $9,380,160 for the three months ended March 31, 2010 and 2009, respectively, a decrease of $4,989,638, or 53%.

Commercial loans as a percentage of total loans were 7% as of March 31, 2010, 8% as of June 30, 2009 and 7% as of March 31, 2009. The variable rate products as a percentage of total commercial loans were 69% as of March 31, 2010, 70% as of June 30, 2009, and 69% as of March 31, 2009. The repayment ability of commercial loan customers is highly dependent on the cash flow of the customer’s business. The Bank mitigates losses by strictly adhering to Northeast’s underwriting and credit policies. Average commercial loans of $28,744,162 for the three months ended March 31, 2010 decreased $509,105, or 2%, from $29,253,267 for the same period in 2008.

Effective October 31, 2008, Northeast terminated all consumer indirect lending. The decision to exit this line of business was based on its low profitability and Northeast’s expectation that an acceptable level of returns was not likely to be attained in future periods.

Consumer and other loans as a percentage of total loans were 20% for the period ended March 31, 2010, 25% as of June 30, 2009 and 26% as of March 31, 2009. At March 31, 2010, indirect auto, indirect recreational vehicle, and indirect mobile home loans represented 22%, 52%, and 18% of total consumer loans, respectively. Since these loans are primarily fixed rate products, they have interest rate risk when market rates increase. The consumer loan department underwrote all the indirect automobile, recreational vehicle loans and mobile home loans to mitigate credit risk. The Bank typically paid a one-time origination fee to dealers of indirect loans. The fees were deferred and amortized over the life of the loans as a yield adjustment. Management attempted to mitigate credit and interest rate risk by keeping the products with average lives of no longer than five years, receiving a rate of return commensurate with the risk, and lending to individuals in the Bank’s market areas. Average consumer and other loans were $81,258,276 and $107,916,923 for the three months ended March 31, 2010 and 2009, respectively. The $26,658,647, or 25%, decrease was due to the runoff of indirect loans. The composition of consumer loans is detailed in the following table.

	Consumer Loans as of
	March 31, 2010		June 30, 2009
Indirect Auto	$16,920,030	22%	$25,862,715	27%
Indirect RV	38,715,949	52%	46,002,568	48%
Indirect Mobile Home	13,306,551	18%	18,874,678	19%

Subtotal Indirect	68,942,530	92%	90,739,961	94%
Other	5,849,328	8%	5,725,006	6%

Total	$74,791,858	100%	$96,464,967	100%

Classification of Assets

Loans are classified as non-performing when reaching 90 days or more delinquent or, when less than 90 days past due, when Northeast judges that the loan is likely to present future principal and/or interest repayment problems. In both situations, Northeast ceases accruing interest. The Bank had non-performing loans totaling $9,844,000 and $9,894,000 at March 31, 2010 and June 30, 2009, respectively, or 2.55% and 2.51% of total loans, respectively. The Bank’s allowance for loan losses was equal to 60% and 58% of the total non-performing loans at March 31, 2010 and June 30, 2009, respectively. The following table represents the Bank’s non-performing loans as of March 31, 2010 and June 30, 2009:

Description	March 31, 2010	June 30, 2009
Residential Real Estate	$2,306,000	$1,620,000
Commercial Real Estate	3,972,000	4,373,000
Construction Loans	249,000	—
Commercial Loans	2,487,000	3,327,000
Consumer and Other	830,000	574,000

Total non-performing	$9,844,000	$9,894,000

Non-performing loans decreased slightly in the nine months ended March 31, 2010 compared to June 30, 2009 primarily from real estate secured loans. Of total non-performing loans at March 31, 2010, $3,804,000 of these loans were current and paying as agreed compared to $3,352,000 at June 30, 2009, an increase of $452,000. The Bank continues to classify these loans as non-performing until the respective borrowers have demonstrated a sustainable period of performance. At March 31, 2010, the Bank had $109,000 in loans classified special mention or substandard that management believes could potentially become non-performing due to delinquencies or marginal cash flows. These special mention and substandard loans decreased by $928,000 when compared to the level of $1,037,000 at June 30, 2009.

The following table reflects the quarterly trend of total delinquencies 30 days or more past due and non-performing loans for the Bank as a percentage of total loans:

3/31/10	12/31/09	9/30/09	6/30/09	3/31/09
4.88%	5.65%	4.46%	4.27%	5.10%

Excluding loans classified as non-performing but whose contractual principal and interest payment are current, the Bank’s total delinquencies 30 days or more past due, as a percentage of total loans, was 3.89% as of March 31, 2010 and 4.59% as of March 31, 2009.

Allowance for Loan Losses

The Bank’s allowance for loan losses was $5,923,000 as of March 31, 2010, an increase of $159,000, or 3%, from the level at June 30, 2009, representing 1.53% and 1.46% of total loans at March 31, 2010 and June 30, 2009, respectively. Management maintains this allowance at a level that it believes is reasonable for the overall probable losses inherent in the loan portfolio. The allowance for loan losses represents management’s estimate of this risk in the loan portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large credits. Changes in these estimates could have a direct impact on the provision and could result in a change in the allowance. The larger the provision for loan losses, the greater the negative impact on Northeast’s net income. Larger balance, commercial and commercial real estate loans representing significant individual credit exposures are evaluated based upon the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. The allowance for loan losses attributed to these loans is established through a process that includes estimates of historical and projected default rates and loss severities, internal risk ratings and geographic, industry and other environmental factors. Management also considers overall portfolio indicators, including trends in internally risk-rated loans, classified loans, non accrual loans and historical and forecasted write-offs and a review of industry, geographic and portfolio concentrations, including current developments. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures. Within the allowance for loan losses, amounts are specified for larger-balance, commercial and commercial real estate loans that have been individually determined to be impaired. These specific reserves consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Each portfolio of smaller balance, residential real estate and consumer loans is collectively evaluated for impairment. The allowance for loan losses is established pursuant to a process that includes historical delinquency and credit loss experience, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators, including historical credit losses, delinquent, non-performing and classified loans, trends in volumes, terms of loans, an evaluation of overall credit quality and the credit process, including lending policies and procedures and economic factors. For the nine months ended March 31, 2010, Northeast has not changed its approach in the determination of the allowance for loan losses. There have been no material changes in the assumptions or estimation techniques as compared to prior periods in determining the adequacy of the allowance for loan losses.

Management believes that the allowance for loan losses as of March 31, 2010 was adequate considering the level of risk in the loan portfolio. While management believes that it uses the best information available to make its determinations with respect to the allowance, there can be no assurance that Northeast will not have to increase its provision for loan losses in the future as a result of changing economic conditions, adverse markets for real estate or other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. These agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. The Bank’s most recent joint examination by the Federal Reserve Bank of Boston and the Maine Bureau of Financial Institutions was completed in March, 2009. At the time of the examination, the regulators proposed no adjustments to the allowance for loan losses.

Other Assets

Bank owned life insurance (“BOLI”) is invested in the general account of three insurance companies and in separate accounts of a fourth insurance company. Northeast relies on the creditworthiness of each insurance company for general account BOLI policies. For separate account BOLI policies, the insurance company holds the underlying bond and stock investments in a trust for the Bank. Standard and Poor’s rated these companies A+ or better at March 31, 2010. Interest earnings, net of mortality costs, increase cash surrender value. These interest earnings are based on interest rates reset at least annually, and are subject to minimum interest rates. These increases were recognized in other income and are not subject to income taxes. Borrowing on or surrendering the policy may subject the Bank to income tax expense on the increase in cash surrender value. For this reason, management considers BOLI an illiquid asset. BOLI represented 24.5% of the Bank’s total risk-based capital as of March 31, 2010, which is below Northeast’s 25% policy limit.

Goodwill of $4,490,500 as of March 31, 2010 was unchanged from the balance as of June 30, 2009. Goodwill resulted from consideration paid in excess of identified tangible and intangible assets from the nine insurance agency acquisitions.

Intangible assets of $7,463,003 as of March 31, 2010 decreased $848,474, or 10%, from $8,311,477 as of June 30, 2009 due to amortization and the sale of the Mexico and Rangeley agency customer lists. This asset consists of customer lists and non-compete intangibles from the insurance agency acquisitions. See Note 1 of the audited consolidated financial statements as of June 30, 2009 for additional information on intangible assets.

Capital Resources and Liquidity

The Bank continues to attract new local core and certificates of deposit relationships. As alternative sources of funds, the Bank utilizes FHLB advances and brokered time deposits (“brokered deposits”) when their respective interest rates are less than the interest rates on local market deposits. FHLB advances are used to fund short-term liquidity demands and supplement the growth in earning assets.

Total deposits of $380,364,418 as of March 31, 2010 decreased $5,021,568, or 1%, from $385,385,986 as of June 30, 2009. The overall decrease in customer deposits was due to the decrease in: demand deposit accounts of $269,261, or 1%; brokered certificates of deposit of $6,026,253, or 55%; and certificates of deposit of $23,281,137, or 10%. Management did not promote certificates of deposits, causing customers to move to other interest bearing, non-maturing accounts or to competitors. Overall, this lowered Northeast’s cost of funds. Partially offsetting the decreases in demand deposits and certificates of deposits, NOW account balances increased $4,436,269, or 10%, from the introduction of a new high yield checking account, money market accounts increased $6,643,085, or 17%, and savings accounts increased $13,475,729, or 71%, during the nine months ended March 31, 2010. The new Companion Savings account was introduced during the quarter ended December 31, 2009, targeted to matured certificate of deposit balances, and accounted for the increased balance in savings accounts. Management’s strategy was to offer non-maturing, interest-bearing deposits with interest rates near the top of the market to attract new relationships and cross sell additional deposit accounts and other bank services.

Total average deposits of $379,541,837 for the three months ended March 31, 2010 increased $11,136,285, or 3%, compared to the average for the three months ended March 31, 2009 of $368,405,552. This increase in total average deposits compared to March 31, 2009 was attributable to an increase in average demand deposit accounts of $2,070,040, or 7%, an increase in average NOW accounts of $4,106,935, or 9%, an increase in average money market accounts of $13,037,973, or 42%, and an increase in average savings accounts of $12,157,414, or 64%. These increases were partially offset by a decrease in average brokered certificates of deposit of $10,358,858, or 68%, and a decrease in average certificates of deposit of $9,877,219, or 4%. Excluding average brokered deposits, average customer deposits increased $21,495,143, or 6%, for the three months ended March 31, 2010 compared to the same period one year ago.

Like other companies in the banking industry, the Bank will be challenged to maintain or increase its core deposits and improve its net interest margin as the mix of deposits shifts to deposit accounts with higher interest rates. All interest-bearing non-maturing deposit accounts have market interest rates.

Northeast uses brokered deposits as part of its overall funding strategy and as an alternative to customer certificates of deposits, FHLB advances and junior subordinated debentures to fund the growth of earning assets. By policy, Northeast limits the use of brokered deposits to 25% of total assets. At March 31, 2010 and June 30, 2009, brokered time deposits as a percentage of total assets were 1.0% and 1.8%, respectively, and 1.9% at March 31, 2009. The weighted average maturity for the brokered deposits was approximately 1.8 years.

Advances from the FHLB were $50,500,000 as of March 31, 2010, an increase of $9,685,000, or 24%, from $40,815,000 as of June 30, 2009. At March 31, 2010, Northeast had pledged U.S. government-sponsored enterprise agency and mortgage-backed securities of $38,884,385 as collateral for FHLB advances. Northeast plans to continue to purchase additional mortgage-backed securities to pledge as collateral for advances. These purchases will be funded from the cash flow from mortgage-backed securities and residential real estate loan principal and interest payments, and promotion of certificate of deposit accounts and brokered deposits. In addition to U.S. government agency and mortgage-backed securities, pledges of residential real estate loans, certain commercial real estate loans and certain FHLB deposits not subject to liens, pledges and encumbrances are required to secure FHLB advances. Municipal securities cannot be pledged to the FHLB. Average advances from the FHLB were $50,615,333 for the three months ended March 31, 2010, a decrease of $10,508,700, or 17%, compared to $61,124,033 average for the same period last year.

Structured repurchase agreements were $65,000,000 at March 31, 2010, equal to the balance as of June 30, 2009. Northeast pledged $74,837,808 of mortgage-backed securities and cash, which resulted from margin calls, as collateral. In addition to leveraging the balance sheet to improve net interest income, three of six structured repurchase agreements have imbedded purchased interest rate caps to reduce the risk to net interest income in periods of rising interest rates. Northeast’s balance sheet is liability sensitive, where interest-bearing liabilities reprice more quickly than interest-earning assets. Average structured repurchase agreements were $65,000,000 as of March 31, 2010, an increase of $4,772,222, or 8%, compared to $60,277,778 as of March 31, 2009. See note 7 for additional information.

Short-term borrowings, consisting of securities sold under repurchase agreements and other sweep accounts, were $41,456,124 as of March 31, 2010, an increase of $7,020,815, or 20%, from $34,435,309 as of June 30, 2009. The increase is attributable to new cash management accounts generated in the nine months ended March 31, 2010. Market interest rates are offered on this product. At March 31, 2010, Northeast had pledged U.S. government agency and mortgage-backed securities of $42,076,389 as collateral for repurchase agreements. Sweep accounts had letters of credit issued by the FHLB outstanding of $18,573,000. Average short-borrowings were $43,530,047 for the three months ended March 31, 2010, an increase of $6,904,843, or 19%, compared to the average for the three months ended March 31, 2009 of $36,625,204.

The Bank has a line of credit under the FRB Borrower-in-Custody program offered through the Federal Reserve Bank Discount Window. Under the terms of this credit line, the Bank has pledged its indirect auto loans and qualifying municipal bonds, and the line bears a variable interest rate equal to the then current federal funds rate plus 0.25%. At March 31, 2010 and June 30, 2009, there was no outstanding balance. Average FRB borrower-in-Custody for the three months ended March 31, 2010, was zero compared to $15,000,000 for the three months ended March 31, 2009, a decrease of 100%.

The following table is a summary of the liquidity the Bank has the ability to access as of March 31, 2010 in addition to the traditional retail deposit products:

Brokered time deposit	$148,112,000	Subject to policy limitation of 25% of total assets
Federal Home Loan Bank of Boston	33,572,000	Unused advance capacity subject to eligible and qualified collateral
Federal Reserve Bank Discount Window Borrower-in-Custody	21,184,000	Unused credit line subject to the pledge of indirect auto loans and municipal bonds

Total Unused Borrowing Capacity	$202,868,000

Retail deposits, brokered time deposits and FHLB advances are used by the Bank to manage its overall liquidity position. While Northeast closely monitors and forecasts its liquidity position, it is affected by asset growth, deposit withdrawals and the need to meet other contractual obligations and commitments. The accuracy of forecast assumptions may increase or decrease the level of brokered time deposits.

Management believes that there are adequate funding sources to meet its liquidity needs for the foreseeable future. Primary among these funding sources are the repayment of principal and interest on loans, the renewal of time deposits, the potential growth in the deposit base, and the credit availability from the Federal Home Loan Bank of Boston and the Federal Reserve Bank Discount Window Borrower-in-Custody program. Management does not believe that the terms and conditions that will be present at the renewal of these funding sources will significantly impact Northeast’s operations, due to its management of the maturities of its assets and liabilities.

The following table summarizes the outstanding junior subordinated notes as of March 31, 2010:

Affiliated Trusts	Outstanding Balance	Rate	First Call Date
NBN Capital Trust II	$3,093,000	3.09%	March 30, 2009
NBN Capital Trust III	3,093,000	3.09%	March 30, 2009
NBN Capital Trust IV	10,310,000	4.69%	February 23, 2010

Total	$16,496,000	4.09%

The excess funds raised from the issuance of trust preferred securities are available for capital contributions to the Bank. The annual interest expense is approximately $675,000 based on the current interest rates.

Northeast paid $325,000 to purchase two interest rate caps to hedge the risk of rising interest rates over the next five years for junior subordinated notes related to NBN Capital Trusts II and III. The $6 million notional value of the purchase caps covers the portion of the outstanding balance not owned by Northeast. Each junior subordinated note has an adjustable interest rate indexed to three month LIBOR. The purchased cap’s three month LIBOR strike rate was 2.505%. Since the inception date of September 30, 2009, no amortization expense of the purchased interest rate caps was recognized in the quarter ended March 31, 2010. The next reset date is June 30, 2010.

Northeast entered into an interest rate swap to hedge the risk of rising interest rates over the next five years for junior subordinated notes related to NBN Capital Trust IV. The $10 million notional value for the interest rate swap covers the portion of the outstanding balance not owned by Northeast. Northeast pays a fixed rate of 4.69% until maturity (February 23, 2015) to the counterparty and receives a floating rate from the counterparty which resets quarterly to three month LIBOR plus 1.89% over the five year term.

See Note 2 for more information on NBN Capital Trusts II, III and IV and the related junior subordinated debt.

Northeast sold $4.2 million of Series A Preferred Shares on December 12, 2008 to the U.S. Treasury under their Capital Purchase Program. Under the terms and conditions of the Capital Purchase Program, Northeast’s ability to declare and pay dividends on any of its common shares and repurchase Northeast’s common shares has been restricted. Northeast also has to comply with executive compensation and corporate governance standards. The preferred dividends of 5% will increase in five years (after December, 2013) to 9% unless the preferred stock is redeemed. Northeast contributed the net proceeds to the Bank as additional paid-in-capital.

Under the terms of the U.S. Treasury Capital Purchase Program, Northeast must have the consent of the U.S. Treasury to redeem, purchase, or acquire any shares of its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. For the nine months ended March 31, 2010, Northeast repurchased no shares of stock.

Under the 2006 Stock Repurchase Plan, Northeast may purchase up to 200,000 shares of its common stock from time to time in the open market at prevailing prices. Common stock repurchased pursuant to the plan will be classified as issued but not outstanding shares of common stock available for future issuance as determined by the board of directors, from time to time. There were no common stock repurchases during the nine months ended March 31, 2010. Total stock repurchases under the 2006 Stock Repurchase Plan since inception were 141,600 shares for $2,232,274, an average of $15.76 per share, through March 31, 2010. The remaining repurchase capacity of the plan was 58,400 shares at quarter end. Management believes that these purchases have not and will not have a significant effect on Northeast’s liquidity. Northeast’s board of directors extended the 2006 Stock Repurchase Plan until December 31, 2010. The repurchase program may be discontinued by Northeast at any time.

Total stockholders’ equity of Northeast was $50,096,057 as of March 31, 2010, as compared to $47,316,880 at June 30, 2009. The increase of $2,779,177, or 6%, was due to net income for the nine months ended March 31, 2010 of $1,675,614, a net increase in net other comprehensive income of $1,880,925 and the exercise of stock options of $8,000 partially offset by the payment of common and preferred dividends of $785,362. Book value per common share was $19.74 as of March 31, 2010, as compared to $18.57 at June 30, 2009. Tier 1 capital to total average assets of Northeast was 8.39% as of March 31, 2010 and 8.12% at June 30, 2009.

Northeast’s net cash provided by operating activities was $1,735,652 during the nine months ended March 31, 2010, which was a $716,115 decrease compared to the same period in 2009, and was attributable to an increase in other assets primarily from the prepaid FDIC assessment for the nine months ended March 31, 2010. Investing activities were a net use of cash primarily due to purchasing available-for-sale securities during the nine months ended March 31, 2010 though less than the same period in 2009. Financing activities resulted in a net source of cash from increases in short-term borrowings and advances from the FHLB partially offset by net decreases in deposits. Overall, Northeast’s cash and cash equivalents decreased by $3,969,431 during the nine months ended March 31, 2010.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) contains various provisions intended to capitalize the Bank Insurance Fund (“BIF”) and also affects a number of regulatory reforms that impact all insured depository institutions, regardless of the insurance fund in which they participate. Among other things, FDICIA grants the FRB broader regulatory authority to take prompt corrective action against insured institutions that do not meet these capital requirements, including placing undercapitalized institutions into conservatorship or receivership. FDICIA also grants the FRB broader regulatory authority to take corrective action against insured institutions that are otherwise operating in an unsafe and unsound manner.

FDICIA defines specific capital categories based on an institution’s capital ratios. Regulations require a minimum Tier 1 capital equal to 4.0% of adjusted total average assets, Tier 1 risk-based capital of 4.0% and a total risk-based capital standard of 8.0%. The prompt corrective action regulations define specific capital categories based on an institution’s capital ratios. The capital categories, in declining order are “well capitalized”, “adequately capitalized”, “under capitalized”, “significantly undercapitalized”, and “critically undercapitalized”. As of March 31, 2010, the most recent notification from the FRB categorized the Bank as well capitalized. There are no conditions or events since that notification that management believes has changed the institution’s category.

At March 31, 2010, Northeast’s and the Bank’s regulatory capital were in compliance with regulatory capital requirements as follows:

	Actual		Required For Capital Adequacy Purposes		Required To Be “Well Capitalized” Under Prompt Corrective Action Provisions
Northeast Bancorp	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of March 31, 2010:
Total capital to risk weighted assets	$56,186	13.90%	$32,334	8.00%	$40,417	10.00%
Tier 1 capital to risk weighted assets	$50,214	12.42%	$16,167	4.00%	$24,250	6.00%
Tier 1 capital to total average assets	$50,214	8.39%	$23,929	4.00%	$29,911	5.00%

	Actual		Required For Capital Adequacy Purposes		Required To Be “Well Capitalized” Under Prompt Corrective Action Provisions
Northeast Bank	Amount	Ratio	Amount	Ration	Amount	Ratio
	(Dollars in Thousands)
As of March 31, 2010:
Total capital to risk weighted assets	$53,597	13.32%	$32,186	8.00%	$40,223	10.00%
Tier 1 capital to risk weighted assets	$48,557	12.07%	$16,093	4.00%	$24,140	6.00%
Tier 1 capital to total average assets	$48,557	8.15%	$23,840	4.00%	$29,801	5.00%

Off-balance Sheet Arrangements and Aggregate Contractual Obligations

Northeast is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the condensed consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of Northeast’s involvement in particular classes of financial instruments.

Northeast’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. To control the credit risk associated with entering into commitments and issuing letters of credit, Northeast uses the same credit quality, collateral policies and monitoring controls in making commitments and letters of credit as it does with its lending activities. Northeast evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Northeast upon extension of credit, is based on management’s credit evaluation.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by Northeast to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Unused lines of credit and commitments to extend credit typically result in loans with a market interest rate.

A summary of the amounts of Northeast’s (a) contractual obligations, and (b) other commitments with off-balance sheet risk, both at March 31, 2010, follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
FHLB advances	$50,500,000	$—	$18,000,000	$17,500,000	$15,000,000
Structured repurchase agreements	65,000,000	—	40,000,000	15,000,000	10,000,000
Junior subordinated notes	16,496,000	16,496,000	—	—	—
Capital lease obligation	2,268,461	153,877	331,587	366,818	1,416,179
Other borrowings	2,629,660	496,028	1,090,878	1,042,754	—

Total long-term debt	136,894,121	17,145,905	59,422,465	33,909,572	26,416,179
Operating lease obligations (1)	1,774,698	450,149	698,801	284,000	341,748

Total contractual obligations	$138,668,819	$17,596,054	$60,121,266	$34,193,572	$26,757,927

	Amount of Commitment Expiration — Per Period
Commitments with off-balance sheet risk	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Commitments to extend credit (2)(4)	$13,578,880	$13,578,880	$—	$—	$—
Commitments related to loans held for sale (3)	7,509,766	7,509,766	—	—	—
Unused lines of credit (4)(5)	51,996,528	27,399,197	2,166,722	4,476,154	17,954,455
Standby letters of credit (6)	940,711	940,711	—	—	—

	$74,025,885	$49,428,554	$2,166,722	$4,476,154	$17,954,455

(1)	Represents an off-balance sheet obligation.
(2)	Represents commitments outstanding for residential real estate, commercial real estate, and commercial loans.
(3)	Commitments of residential real estate loans that will be held for sale.
(4)	Loan commitments and unused lines of credit for commercial and construction loans expire or are subject to renewal in twelve months or less.
(5)	Represents unused lines of credit from commercial, construction, and home equity loans.
(6)	Standby letters of credit generally expire in twelve months.

Management believes that Northeast has adequate resources to fund all of its commitments.

The Bank has written options limited to those residential real estate loans designated for sale in the secondary market and subject to a rate lock. These rate-locked loan commitments are used for trading activities, not as a hedge. The fair value of the outstanding written options at March 31, 2010 was a loss of $36,136.

Impact of Inflation

The consolidated financial statements and related notes herein have been presented in terms of historic dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, substantially all of the assets and virtually all of the liabilities of Northeast are monetary in nature. As a result, interest rates have a more significant impact on Northeast’s performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (June 30, 2009, June 30, 2008 and June 30, 2007)

The Management’s Discussion and Analysis of Results of Operations and Financial Condition that follows presents a review of the consolidated operating results of Northeast for the fiscal years ended June 30, 2009, 2008 and 2007. This discussion and analysis is intended to assist you in understanding the results of Northeast’s operations and financial condition. You should read this discussion together with your review of Northeast’s Consolidated Financial Statements and related notes and other statistical information included in this document. Certain amounts in the years prior to 2009 have been reclassified to conform to the 2009 presentation.

Critical Accounting Policies

Note 1 to the Consolidated Financial Statements contains a summary of Northeast’s significant accounting policies.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio. The level of the allowance for loan losses is important to the presentation of Northeast’s results of operations and financial condition. The determination of what the loan loss allowance should be requires management to make subjective and difficult judgments, some of which may relate to matters that are inherently uncertain. Actual results may differ materially from these estimates and assumptions. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large credits. Changes in these estimates could have a direct impact on the provision and could result in a change in the allowance. The larger the provision for loan loss, the greater the negative impact on Northeast’s net income. Larger balance, non-homogeneous loans representing significant individual credit exposures are evaluated based upon the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. The allowance for loan losses attributed to these loans is established through a process that includes estimates of historical and projected default rates and loss severities, internal risk ratings and geographic, industry, the regional economy and other factors. Management also considers overall portfolio indicators, including trends in internally risk-rated loans, classified loans, nonaccrual loans, and historical and forecasted write-offs, and a review of industry, geographic, and portfolio concentrations, including current developments. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures. Each portfolio of smaller balance, homogeneous loans, including residential real estate and consumer loans, is collectively evaluated for impairment. The allowance for loan losses is established via a process that includes historical delinquency and credit loss experience, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators, including historical credit losses, delinquent, non-performing and classified loans, trends in volumes, terms of loans, an evaluation of overall credit quality and the credit process, including lending policies and procedures and economic factors.

For a further description of Northeast’s estimation process in determining the allowance for loan losses, see “Asset Quality” below.

General

Northeast is a Maine corporation and a bank holding company registered with the Federal Reserve Bank of Boston under the Bank Holding Company Act of 1956. Northeast also is a registered Maine financial institution holding company. The Federal Reserve Board is the primary regulator of Northeast and Northeast is also subject to regulation and examination by the Superintendent of the Maine Bureau of Financial Institutions. Northeast conducts business from its headquarters in Lewiston, Maine and, as of June 30, 2009, from 11 banking offices, one financial center and 13 insurance agency offices located in western and south-central Maine, one insurance agency office located in Rochester, New Hampshire, and a mortgage loan production office in Portsmouth, New Hampshire. At June 30, 2009, Northeast had consolidated assets of $598.1 million and consolidated stockholders’ equity of $47.3 million.

Northeast’s principal asset is all the capital stock of the Bank. Accordingly, Northeast’s results of operations are primarily dependent on the results of the operations of the Bank. In addition to the Bank’s eleven branch offices, its investment brokerage division has an office in Falmouth, Maine from which investment, insurance and financial planning products and services are offered. The Bank’s wholly-owned subsidiary, Northeast Bank Insurance Group, Inc. (“NBIG”), offers personal and commercial property and casualty insurance products. Four of NBIG’s fourteen insurance agency offices operate in the Auburn, Augusta, Bethel, and South Paris, Maine branches.

Business Strategy

The principal business of the Bank consists of attracting deposits from the general public and applying those funds to originate or acquire residential mortgage loans, commercial loans, commercial real estate loans, indirect consumer loans and consumer loans. The Bank sells residential mortgage and commercial real estate loans into the secondary market. The Bank also invests in mortgage-backed securities, securities issued by United States Government-sponsored enterprises and municipal securities. The Bank emphasizes the growth of noninterest sources of income from sale of residential mortgage loans, trust management, financial planning, investment brokerage and insurance commissions. The Bank’s profitability depends primarily on net interest income, which is the difference between interest income earned from interest-earning assets (i.e. loans and investments) and interest expense incurred on interest-bearing liabilities (i.e. customer deposits and borrowed funds). The Bank’s net interest margin (net interest income as a percentage of average interest earning assets) is lower than its peers primarily due to its cost of funds. The Bank has focused on increasing the mix of demand deposit and non-maturing, interest-bearing deposit accounts which have a lower cost compared to certificates of deposit.

Northeast’s goal is to continue modest, but profitable, growth by increasing loan and deposit market share in existing markets in western and south-central Maine, closely managing the yields on interest earning assets and rates on interest-bearing liabilities, introducing new financial products and services, increasing the number of bank services per household, increasing noninterest income from expanded trust, investment and insurance brokerage services and controlling the growth of noninterest expenses. It also is part of Northeast’s business strategy to make targeted acquisitions in current market areas from time to time when opportunities present themselves. For the twelve months ended June 30, 2009, Northeast acquired one insurance agency.

Northeast’s profitability is affected by the Bank’s net interest income, which is affected by the measure known as interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities, or alternatively by interest margin, which is net interest income as a percentage of average interest-earning assets. Net income is also affected by the level of the provision for loan losses, noninterest income and noninterest expense of Northeast and the Bank, and the effective tax rate. Noninterest income consists primarily of loan and deposit service fees, trust, investment brokerage and insurance commission revenue and gains on the sales of loans and investments. Noninterest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, and other operating expenses, which include advertising, computer services, supplies, telecommunication and postage expenses.

Economic Conditions

Northeast believes that its market area has generally witnessed an economic decline and a decrease in residential and commercial real estate values from 2008 through 2009. The economy and real estate markets in Northeast’s market areas will continue to be significant determinants of the quality of its assets in future periods and its results of operations, liquidity and financial condition. Northeast believes future economic activity will significantly depend on consumer confidence, consumer spending and business expenditures for new capital equipment, all of which are tied to strong employment.

Executive Summary

The following were significant factors comparing Northeast’s results for fiscal 2009 to fiscal 2008:

•	Strategic accomplishments during fiscal 2009 included:

•	Increased noninterest income by 8%

•	Increased customer deposits

•	Exited the indirect lending business due to increasing delinquencies and credit losses

•	Acquired the Goodrich Associates insurance agency in Berwick, Maine on May 15, 2009.

•	Capital ratios for Northeast and the Bank increased in fiscal 2009 compared to fiscal 2008, exceeding the regulatory definition for “well capitalized”.

•

Northeast participated in the Capital Purchase Program by selling $4.2 million of preferred stock and warrants to the U.S. Treasury in December, 2008. Northeast contributed these proceeds as additional capital to the Bank.

•

The allowance for loan losses was $5,764,000 at June 30, 2009, an increase of $108,000 compared to June 30, 2008. It increased as a percentage of total loans to 1.46% at June 30, 2009 compared to 1.38% at June 30, 2008. Total loans decreased $15.5 million during fiscal 2009.

•

Net interest margin increased to 299 basis points in fiscal 2009 compared to 270 basis points in fiscal 2008, resulting in an increase in net interest income year over year. This increase in net interest margin was primarily due to a significant portion of Northeast’s maturing certificates of deposit resetting to lower interest rates, lowering Northeast’s overall cost of funds. Total average earning assets increased $28.7 million as a result of purchasing mortgage-backed securities, a leveraging strategy implemented in fiscal 2008. Northeast reduced its wholesale funding, which includes Federal Home Loan Bank of Boston (“FHLB”) advances, structured repurchase agreements, short-term borrowings, junior subordinated debentures, and other borrowings, by $23.9 million by increasing customer deposits.

•

Net income decreased to $958,989 for fiscal 2009 compared to $1,931,289 for fiscal 2008, a decrease of $972,300. Increased net interest income and noninterest income were more than offset by increases in the provision for loan losses from higher net credit losses and noninterest expense from higher FDIC insurance costs, collection expenses and investment security impairment expense.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2009 and 2008

Overview

For the fiscal year ended June 30, 2009 (“fiscal 2009”), Northeast reported net income of $958,989, or $0.36 per diluted share, as compared to $1,931,289, or $0.82 per diluted share, for the fiscal year ended June 30, 2008 (“fiscal 2008”), an decrease of $972,300, or 50%. This decrease was attributable to an increase in the provision for loan losses and an increase in noninterest expense partially offset by an increases in net interest income and noninterest income. The return on average assets was 0.16% in fiscal 2009 compared to 0.33% in fiscal 2008. The return on average equity was 2.1% in fiscal 2009 compared to 4.63% in fiscal 2008. The decrease in return on average assets and return on average equity was primarily due to the decrease in net income. Average assets increased $31.7 million in fiscal 2009 compared to fiscal 2008, also contributing to the decrease in the return on average assets. Similarly, average equity increased $3.0 million primarily from the sale of preferred stock and contributed to the decrease in the return on average equity.

Net interest income increased by 17% in fiscal 2009 as compared to fiscal 2008. This increase was primarily due to an increase in the net interest margin of 29 basis points compared to fiscal 2008. Average interest earning assets increased approximately $28.7 million as compared to the average interest earning assets in fiscal 2008. Noninterest income increased 7% during fiscal 2009, primarily from increased insurance commission revenue, gain on sale of residential real estate loans, and higher fees and services charges on loans and deposits. These increases were partially offset by lower investment brokerage commission revenue and lower net securities gains. The provision for loan losses increased 159% primarily due to an increase in net credit losses of $1.1 million in fiscal 2009 compared to fiscal 2008. Noninterest expense increased 15% during fiscal 2009, which was primarily due to the full year impact of three insurance agency acquisitions completed in fiscal 2008, including the amortization of intangibles, increases in benefits expense, FDIC insurance expense, loan collection expense and investment security impairment expenses.

Net Interest Income

Net interest income increased by $2,438,807, or 17%, during fiscal 2009, primarily as a result of an increase in net interest margin. Average interest earning assets also increased $28.7 million, or 5%, during fiscal 2009 resulting from an increase in average available-for-sale securities of $35.5 million and an increase in average interest-bearing deposits and regulatory stock of $2.4 million, partially offset by a decrease in average loans of $9.7 million. The increase in average investment securities was due to increases in mortgage-backed securities which were used as collateral for structured repurchase agreements, FHLB advances and letters of credit, and securities sold under agreements to repurchase. The overall decrease in average loans was due to the decrease in average residential real estate, commercial and consumer loans of $19.3 million which was partially offset by a $9.6 million increase in commercial real estate and construction loans. Average interest-bearing deposits increased by $6.0 million, or 2%, during fiscal 2009 primarily due to an increase in average money market, which increased by $15.2 million, or 111%, partially offset by the decrease in brokered deposits of $4.1 million and NOW accounts of $5.3 million, or 10%. Average short-term borrowings increased during fiscal 2009 by $2.0 million, or 6%. Average borrowings increased $19.2 million, or 14%, primarily from structured repurchase agreements and advances from Fed Discount Window borrower-in-custody program. The yield on average interest earning assets decreased 62 basis points, to 5.98%, in fiscal 2009. The cost of funds decreased 99 basis points, to 3.23%, due to a decrease in the cost of interest-bearing deposits. The table below shows the changes from 2008 to 2009 in net interest income by category due to changes in rate and volume.

Rate/Volume Analysis for the Year Ended

June 30, 2009 versus June 30, 2008

	Difference Due to
	Volume	Rate	Total
Investments	$1,844,748	$170,156	$2,014,904
Loans, net	(639,281)	(2,744,528)	(3,383,809)
FHLB deposits & other	63,597	(323,424)	(259,827)

Total interest-earning assets	1,269,064	(2,897,796)	(1,628,732)

Deposits	233,359	(3,955,032)	(3,721,673)
Short-term borrowings	67,327	(593,674)	(526,347)
Borrowings	882,612	(705,158)	177,454

Total interest-bearing liabilities	1,183,298	(5,253,864)	(4,070,566)

Net interest income	$85,766	$2,356,068	$2,441,834

Rate/volume amounts which are partly attributable to rate and volume are spread proportionately between Volume and Rate based on the direct change attributable to rate and volume. Borrowings in the table above include FHLB advances, obligation under capital leases, structured repurchase agreements and junior subordinated debentures. The adjustments to interest income and yield required to make the presentation on a fully tax equivalent basis were $203,504 and $200,477 for the twelve months ended June 30, 2009 and 2008, respectively.

Provision for Loan Losses

The provision for loan losses in fiscal 2009 was $2,167,515, an increase of $1,331,031, or 159%, compared to fiscal 2008. Net charge-offs were $2,059,515 in fiscal 2009 compared to $936,484 in fiscal 2008, an increase of $1,123,031. The increase in charge-offs was the primary reason for the increase in the provision for loan losses for fiscal 2009. The impact of the decrease in loans on the provision for loan losses was offset by increases in loan delinquency, classified and criticized loans, net losses and nonperforming loans for fiscal 2009. Of the total net charge offs in fiscal 2009, indirect consumer loans accounted for $1,077,431, a 190% increase in fiscal 2009 compared to fiscal 2008. Net charge-offs to average loans outstanding was 0.51% in fiscal 2009 compared to 0.23% in fiscal 2008.

The allowance for loan losses at June 30, 2009 was $5,764,000 as compared to $5,656,000 at June 30, 2008, an increase of $108,000, or 2%. The ratio of the allowance to total loans was 1.46% at June 30, 2009 compared to 1.38% at June 30, 2008. The ratio of the allowance for loan losses to nonperforming loans was 58% at June 30, 2009 and 73% at June 30, 2008. The decrease in this ratio reflects an increase of $2,191,000 in nonperforming loans, to $9,894,000, primarily from nonperforming residential real estate and commercial real estate loans. Since quarterly testing of the allowance for loans losses includes nonperforming loans, management believes the allowance for loan losses is sufficient to absorb the estimated credit losses associated with nonperforming loans. Of total non-performing loans at June 30, 2009, $3,352,000 was current with principal and interest payments. Nonperforming loans were 2.51% of total loans at June 30, 2009 as compared to 1.88% at June 30, 2008. The increase in the ratio of nonperforming loans to total loans was due to the increase in nonperforming loans and a decrease in total loans comparing fiscal 2009 to fiscal 2008. For additional information on the allowance for loan losses, see “Critical Accounting Policies” above, and see “Asset Quality” below for additional discussion on loans.

Noninterest Income

Noninterest income for the fiscal years ended June 30, 2009 and 2008 was $11,533,251 and $10,803,224, respectively, an increase of $730,027, or 7%, in fiscal 2009. Most of this increase was due to the increase in insurance commission income and gain from sale of loans.

Fees for other services to customers of $1,103,681 increased $9,638, or 1%, during fiscal 2009. This increase was due to higher overdraft, ATM and debit card fee revenue as compared to fiscal 2008.

Net securities gains, of $268,373, decreased $24,728, or 8%, during fiscal 2009. The gains in fiscal 2009 primarily resulted from restructuring the bond portfolio by selling mortgage-backed securities with significant extension risk in a rising rate environment. Extension risk is the increase in average lives of mortgage-backed securities based on the estimated reduction in loan principal prepayments as interest rates increase. Gains from the sale of equity and bond securities are subject to market and economic conditions, and there can be no assurance that gains reported in prior periods will be achieved in the future.

Gains on the sales of loans of $1,519,226 increased $904,632, or 147%, during fiscal 2009. This increase was due to increased volume of residential real estate loans sold as the Bank increased the number of mortgage loan originators during fiscal 2009. Sold loan volume is subject to changing interest rates. Fixed rate residential real estate loans are sold to reduce exposure to interest rate risk.

Investment commission revenue of $1,588,656 decreased $634,279, or 29%, during fiscal 2009. This decrease was primarily due to the equity market conditions in 2009.

Insurance commissions of $5,864,743 increased $500,463, or 9%, during the fiscal year 2009. The increase resulted from the full year impact of the acquisition of the Hartford, Spence & Mathews and Hyler insurance agencies acquired in fiscal 2008, accounting for $950,198, and the Goodrich Associates acquisition, accounting for $12,062, with these increases partially offset by a decrease in net bonus payments of $377,807 and a decrease in commission revenue of $83,990 from agency offices acquired prior to fiscal 2008.

Bank owned life insurance (“BOLI”) income of $491,309 increased $34,111, or 7%, during fiscal 2009. This increase was due to a full year impact of additional policies purchased in fiscal 2008. The average interest yield, net of mortality cost, was 3.98% in fiscal 2009 compared to 4.07% in fiscal 2008. The additions to cash surrender value are based on this average interest yield. These interest rates are determined by the life insurance companies and are reset quarterly or annually. Each policy is subject to minimum interest rates.

Other noninterest income of $651,926 decreased $69,663, or 10%, during fiscal 2009. This decrease was primarily due to decreases in trust income of $59,263 and gains from the trading of covered call options of $34,558, partially offset by the increase in loan servicing fees of $37,580.

Noninterest Expense

Noninterest expense for fiscal years ended June 30, 2009 and 2008 was $25,153,569 and $21,854,454, respectively, an increase of $3,299,115, or 15%. Northeast’s efficiency ratio, which is noninterest expense as a percentage of the total of net interest income and noninterest income, increased to 88.8% during fiscal 2009 from 86.9% in fiscal 2008. The increase in operating expenses, resulting from the full year impact of the insurance agencies acquired in fiscal 2008 and increases in group medical benefits claims expense, FDIC insurance expense and collection expense in 2009 compared to the prior year, offset the increases in net interest income and noninterest income resulting in the increase in the efficiency ratio.

Salaries and employee benefits expense of $14,442,398 increased $1,423,000, or 11%, during the fiscal year 2009. This increase includes the salary and employee benefits full year impact from insurance agency acquisitions in fiscal 2008 of $631,365, an increase in group medical benefits expense for the insurance agency and the Bank of $695,326 due to increased claims in the self-insured group medical plan and an increase in temporary help, deferred compensation and other benefits of $96,309. Total full-time equivalent employees were 248 compared to 244 at June 30, 2009 and 2008, respectively.

Occupancy expense of $1,810,019 increased $17,192, or 1%, during the fiscal 2009. This increase was primarily due to increased ground maintenance, utilities, janitorial, and depreciation expense related to the insurance agencies offices acquired in fiscal 2008 and the new building added to the South Paris branch totaling $85,331. These increases were partially offset by a decrease in rent expense and building repair and maintenance expense of $68,139.

Equipment expense of $1,603,519 increased $16,222, or 1%, during the fiscal 2009. The increase was due to depreciation and computer repairs and maintenance expense. These expenses were partially offset by decreases in software and vehicle depreciation expense and personal property tax expense compared to fiscal 2008.

Intangible asset amortization of $747,947 increased $137,290, or 22%, in fiscal 2009 from the full year impact of amortization of customer list and non-compete intangibles from insurance agency acquisitions in fiscal 2008.

Other expense of $6,549,686 increased $1,705,411, or 35%, during fiscal year 2009. This increase compared to fiscal 2008 was due to an increase in FDIC insurance expense, of $519,716 associated with the increased cost of deposit insurance coverage to $250,000 combined with the special assessment at June 30, 2009 of $275,000 (based on total assets of the Bank less its Tier I capital), an increase in computer services expense of $190,220 resulting from higher item processing, Internet banking processing and conversions to core software systems of recently acquired insurance agencies, collection and loan expense increasing $538,960 from the increase in the volume of loan workouts and collateral recovery, an increase in other losses of $100,000 resulting from the settlement of a lawsuit and an increase in other-than-temporary impairment expense on equity and non-marketable securities of $428,209 and $10,005, respectively, for fiscal 2009 compared to $147,247 and $47,020, respectively, in fiscal 2008, resulting in aggregate increase of $243,947. These other-than-temporary impairment expenses resulted from the periodic analysis by management of impaired securities under which management determined that recovery of cost was unlikely within a reasonable period of time for certain equity, bank–issued trust preferred securities, and non-marketable securities. The impairment expense includes $98,730 of credit component impairment on debt securities in accordance with FSP FAS 115-2 and FAS 124-2. The $112,568 balance was attributable to professional fees, advertising, and postage expense increases, partially offset by decreases of in other insurance, supplies expense, deposit expense, and dues and subscriptions expense.

Northeast’s effective tax rate was 3.9% and 21.5% for the fiscal years ended June 30, 2009 and 2008, respectively. See Note 12 in the Consolidated Financial Statements for additional information.

Comprehensive Income

Northeast’s comprehensive income was $3,714,205 and $2,541,763 during 2009 and 2008, respectively. Comprehensive income differed from net income in 2009 and 2008 due to the change in the fair value of available-for-sale securities, net of income tax. In fiscal 2009, there was a net increase in fair value of $2,755,216 attributable to an increase in net unrealized gains on available-for-sale securities, net of income tax. There was a net increase in fair value in fiscal 2008 of $610,474. See the Consolidated Statements of Changes in Shareholders’ Equity and Note 16 in the Consolidated Financial Statements for additional information.

Comparison of Fiscal Years Ended June 30, 2008 and 2007

Overview

For the fiscal year ended June 30, 2008 (“fiscal 2008”), Northeast reported net income of $1,931,289, or $0.82 per diluted share, as compared to $1,886,677, or $0.76 per diluted share, for the fiscal year ended June 30, 2007 (“fiscal 2007”), an increase of $44,612, or 2%. This increase was attributable to a decrease in the provision for loan losses and an increase in noninterest income which was partially offset by a decrease in net interest income due to a decrease in net interest margin and increased noninterest expense. The return on average assets was 0.33% in fiscal 2008 compared to 0.34% in fiscal 2007. The return on average equity was 4.63% in fiscal 2008 and 4.59% in fiscal 2007. The small decrease in Northeast’s return on average assets was due to the $19.3 million increase in average earning assets in fiscal 2008 compared to fiscal 2007. The increase in the return on average equity was due to increased net income for fiscal 2008 and a relatively constant level of shareholders’ equity.

Net interest income decreased by 8% in fiscal 2008. This decrease was primarily due to a decrease in Northeast’s net interest margin of 29 basis points compared to fiscal 2007. Average interest earning assets increased approximately $11.3 million as compared to the average interest earning assets in fiscal 2007 due to the increase in average available for sale securities of $31.8 million, partially offset by a decrease in average loans of $18.7 million and a decrease in average interest-bearing deposits and regulatory stock of $1.8 million. Noninterest income increased 36% during fiscal 2008, primarily from increased insurance commission revenue, higher fees and services charges on loans and deposits and net securities gains. These increases were partially offset by lower brokerage commission revenue and lower gains on the sale of residential real estate and commercial real estate loans. The provision for loan losses decreased 15% primarily due to a decrease in total loans. Noninterest expense increased 9% during fiscal 2008, which was primarily due to increases in salaries and employee benefits expense, equipment expense, amortization of intangibles associated with the three insurance agency acquisitions in fiscal 2008, the full year impact of four insurance agency acquisitions completed in fiscal 2007 and other expenses.

Net Interest Income

Net interest income decreased by $1,238,688, or 8%, during fiscal 2008, primarily as a result of the increased volume of average borrowings contributing to an increase in the cost of funds. Average interest earning assets increased $11.3 million during fiscal 2008 due to a $31.8 million increase in average investment securities that was partially offset by an $18.7 million decrease in average loans. Regulatory stock and interest-bearing deposits decreased $1.8 million. The decrease in average residential real estate, construction, commercial real estate and commercial loans of $22.6 million was partially offset by a $3.9 million increase in consumer loans. The increase in average investment securities was due to increases in mortgage-backed securities used as collateral for structured repurchase agreements, FHLB advances and securities sold under agreements to repurchase. Average interest-bearing deposits decreased by $13.8 million, or 4%, during fiscal 2008 primarily due to a decrease in average brokered deposits, which decreased by $19.3 million. Excluding the decrease in brokered deposits, average other deposits increased $5.5 million. Average short-term borrowings decreased during fiscal 2008 by $1.7 million, or 5%. Average borrowings increased, primarily due to structured repurchase agreements and debt incurred in the acquisition of insurance agencies. The yield on average interest earning assets decreased 19 basis points, to 6.60%, in fiscal 2008. The cost of funds increased 2 basis points, to 4.22%, due to an increase in the cost of interest-bearing deposits. The table below shows the changes from 2007 to 2008 in net interest income by category due to changes in rate and volume.

Rate/Volume Analysis for the Year Ended

June 30, 2008 versus June 30, 2007

	Difference Due to
	Volume	Rate	Total
Investments	$1,574,259	$335,033	$1,909,292
Loans, net	(1,334,395)	(760,382)	(2,094,777)
FHLB deposits & other	(68,000)	(28,650)	(96,650)

Total interest-earning assets	171,864	(453,999)	(282,135)

Deposits	(549,860)	149,563	(400,297)
Repurchase agreements	(68,165)	(192,329)	(260,494)
Borrowings	1,818,309	(203,511)	1,614,798

Total interest-bearing liabilities	1,200,284	(246,277)	954,007

Net interest income	$(1,028,420)	$(207,722)	$(1,236,142)

Rate/volume amounts which are partly attributable to rate and volume are spread proportionately between Volume and Rate based on the direct change attributable to rate and volume. Borrowings in the table above include FHLB advances, obligation under capital leases, structured repurchase agreements and junior subordinated debentures. The adjustments to interest income and yield required to make the presentation on a fully tax equivalent basis were $200,477 and $197,931 for the twelve months ended June 30, 2008 and 2007, respectively.

Provision for Loan Losses

The provision for loan losses in fiscal 2008 was $836,484, a decrease of $152,674, or 15%, compared to fiscal 2007. This decrease in the provision for loan losses reflects the overall decrease in loans of approximately $16.4 million. The impact of this decrease in loans on the provision for loan losses was partially offset by increases in loan delinquency, classified and criticized loans, net losses and nonperforming loans for fiscal 2008. Net charge-offs were $936,500 in fiscal 2008 compared to $729,200 in fiscal 2007. This $207,300 increase was primarily in charge-offs of commercial real estate and indirect consumer loans. Net charge-offs to average loans outstanding was 0.23% in fiscal 2008 compared to 0.17% in fiscal 2007.

The allowance for loan losses at June 30, 2008 was $5,656,000 as compared to $5,756,000 at June 30, 2007, a decrease of $100,000, or 2%. The ratio of the allowance to total loans was 1.38% at June 30, 2008 compared to 1.35% at June 30, 2007. The ratio of the allowance for loan losses to nonperforming loans was 73% at June 30, 2008 and 113% at June 30, 2007, reflecting a decrease of $100,000 in the allowance for loan losses and a $2,613,000 increase in nonperforming loans, to $7,703,000, primarily due to nonperforming residential real estate and commercial loans. Since Northeast’s quarterly testing of the allowance for loans losses includes nonperforming loans, management believes the allowance for loan losses is sufficient to absorb the estimated credit loss associated with nonperforming loans. Of total non-performing loans at June 30, 2008, $2,510,000 was current with principal and interest payments. Nonperforming loans were 1.88% of total loans at June 30, 2008 as compared to 1.20% at June 30, 2007, also due to the increase in nonperforming loans and a decrease in total loans. For additional information on the allowance for loan losses, see “Critical Accounting Policies” above, and see “Asset Quality” below for additional discussion on loans.

Noninterest Income

Noninterest income for the fiscal years ended June 30, 2008 and 2007 was $10,803,224 and $7,944,827, respectively, an increase of $2,858,397, or 36%, in fiscal 2008. Most of this increase was due to the increase in insurance commission income and gain from sale of securities.

Fees for other services to customers of $1,094,043 increased $51,395, or 5%, during fiscal 2008. This increase was due to higher ATM and debit card fee revenue as compared to fiscal 2007.

Net securities gains of $293,101 increased $250,752, or 592%, during fiscal 2008. The volume of securities sold in fiscal 2008 increased from fiscal 2007 due to restructuring the bond portfolio by selling U.S. government enterprise bonds and replacing them with higher yielding mortgage-backed securities. Gains from the sale of equity and bond securities are subject to market and economic conditions, and there can be no assurance that gains reported in prior periods will be achieved in the future.

Gains on the sales of loans of $614,594 decreased $294,213, or 32%, during fiscal 2008. This decrease was primarily due to gains on the sales of commercial loans of $31,197 in fiscal 2008 compared to $455,680 in fiscal 2007. Gains on the sales of residential real estate loans were $583,397, an increase of $130,270 over fiscal 2007. Sold loan volume is subject to changing interest rates. Fixed rate residential real estate loans are sold to reduce exposure to interest rate risk.

Investment commission revenue of $2,222,935 decreased $162,183, or 7%, during fiscal 2008. This decrease was primarily due to the equity market conditions in 2008.

Insurance commissions of $5,364,280 increased $3,033,845, or 130%, during the fiscal year 2008. The full year impact of the acquisition of the Palmer, Sturtevant & Ham, Southern Maine, and Russell insurance agencies acquired in fiscal 2007 accounted for $712,583 of the increase, and the partial year impact of the Hartford, Spence & Mathews and Hyler insurance agencies acquired in fiscal 2008 accounted for $1,663,949. The balance of the increase was due to contingent and growth bonus payments.

BOLI income of $457,198 increased $68,585, or 18%, during fiscal 2008. This increase was due to purchasing one new general account policy of $2,000,000 in bank owned life insurance and an increase in the average interest yield, net of mortality cost, to 4.07% in fiscal 2008 from 3.85% in fiscal 2007. The additions to cash surrender value are based on this average interest yield. These interest rates are determined by the life insurance companies and are reset quarterly or annually. Each policy is subject to minimum interest rates.

Other noninterest income of $721,589 decreased $84,935, or 11%, during fiscal 2008. This decrease was primarily due to the fiscal 2007 gain on sale of fixed assets of $73,963 from the sale of the former Lisbon Falls branch building and land, with no such corresponding transaction occurring in fiscal 2008, and a decrease in gains from the trading of covered call options of $10,639.

Noninterest Expense

Noninterest expense for fiscal years ended June 30, 2008 and 2007 was $21,854,454 and $20,075,186, respectively, an increase of $1,779,268, or 9%. The increase in fiscal 2008 was primarily due to an increase in salaries and employee benefits, intangible assets amortization and other expenses from the insurance agency acquisitions. Northeast’s efficiency ratio, which is noninterest expense as a percentage of the total of net interest income and noninterest income, increased to 86.9% during fiscal 2008 from 85.3% in fiscal 2007. The increase in operating expenses from the insurance agency acquisitions and the decrease in net interest income in fiscal 2008 compared to the prior year contributed to the increase in the efficiency ratio.

Salaries and employee benefits expense of $13,019,398 increased $997,361, or 8%, during the fiscal year 2008. This increase included the salary and benefits of staff addition from insurance agency acquisitions of $1,275,909, partially offset by a decrease in deferred compensation expense of $233,478 and salary expense savings from unfilled positions. Total full-time equivalent employees were 244 compared to 214 at June 30, 2008 and 2007, respectively.

Occupancy expense of $1,792,827 increased $70,446, or 4%, during the fiscal year 2008. This increase was primarily due to increased ground maintenance, utilities and rent expense related to the insurance agencies acquired. These increases were partially offset by a decrease in amortization expense.

Equipment expense of $1,587,297 increased $56,021, or 4%, during the fiscal year 2008. The increase was due to higher depreciation and computer repairs and maintenance expense. These expenses were partially offset by lower furniture and equipment depreciation expense.

Other expense of $4,844,275 increased $359,367, or 8%, during fiscal year 2008. This increase was due to increases in professional fees, advertising expense, FDIC insurance, collections, deposit fraud losses, telephone, travel and dues and subscriptions expense. Other noninterest expense includes other-than-temporary write-downs on equity and non-marketable securities of $147,247 and $47,020, respectively, for fiscal 2008 compared to $50,442 and $248,482, respectively, in fiscal 2007, an aggregate decrease of $104,657. These other-than-temporary write-downs resulted from the periodic analysis by management of impaired securities whereby management determined that recovery of cost was unlikely within a reasonable period of time for certain equity and non-marketable securities. Also partially offsetting these increases were decreases in postage and supplies expense.

Northeast’s effective tax rate was 21.5% and 23.5% for the fiscal years ended June 30, 2008 and 2007, respectively. See Note 12 in the Consolidated Financial Statements for additional information.

Comprehensive Income

Northeast’s comprehensive income was $2,541,763 and $2,594,600 during 2008 and 2007, respectively. Comprehensive income differed from Northeast’s net income in 2008 and 2007 due to the change in the fair value of available-for-sale securities, net of income tax. In fiscal 2008, there was a net increase in fair value of $610,474 attributable to a decrease in net unrealized loss on available-for-sale securities, net of income tax. There was a net increase in fair value in fiscal 2007 of $707,923. See the Consolidated Statements of Changes in Shareholders’ Equity and Note 16 in the Consolidated Financial Statements for additional information.

Financial Condition

Northeast’s total assets decreased $125,520, or less than 1%, to $598,148,130 at June 30, 2009 compared to $598,273,650 at June 30, 2008. This decrease was primarily due to a $15,651,207 decrease in net loans partially offset by an increase of $13,927,163 in available for sale securities and an increase of $1,951,015 in loans held-for-sale. Stockholders’ equity totaled $47,316,880 and $40,273,312 at June 30, 2009 and 2008, respectively, an increase of $7,043,568. Stockholders’ equity was increased by proceeds from the sale of preferred stock to the US Treasury under the Capital Purchase Program of $4,200,994, net income of $958,989, an increase in unrealized gains on available-for-sale securities of $2,755,216, stock options exercised and stock grants totaling $52,228, partially offset by the payment of cash dividends on common and preferred stock of $923,859.

Cash and Cash Equivalents

Average cash and cash equivalents (cash and due from bank and short-term investments) increased $2,105,214, or 23%, to $11,393,608, in fiscal 2009 as compared to $9,288,394 in fiscal 2008. This increase was due to an increase in interest-bearing deposits, primarily margin accounts, with the issuers of Northeast’s structured repurchase agreements.

Investments Securities and Other Interest-earning Assets

The average balance of the available-for-sale securities portfolio was $152,050,639 and $116,558,331 for fiscal 2009 and fiscal 2008, respectively. This increase of $35,492,308, or 30%, was primarily due to a leverage strategy executed through increasing mortgage-backed securities funded with structured and wholesale repurchase agreements. The structured repurchase agreements were imbedded primarily with purchased interest rate caps to reduce the interest rate risk of Northeast’s liability sensitive balance sheet (interest-bearing liabilities repricing more quickly than interest-bearing assets) has to rising interest rates. The portfolio is comprised of U.S. Government-sponsored enterprise bonds and mortgage-backed securities, municipal securities, and equity and bank-issued trust preferred securities, with 89% of Northeast’s investment portfolio consisting of U.S. Government-sponsored enterprise mortgage-backed securities and short-term U.S. Government-sponsored enterprise bonds. See Note 8 of the consolidated financial statements for details on the structured repurchase agreements

All of Northeast’s securities are classified as available-for-sale and were carried at fair value of $148,410,140 and $134,482,977 as of June 30, 2009 and 2008, respectively. These securities had net unrealized gains after taxes of $1,451,144 at June 30, 2009 and net unrealized losses after tax of $1,304,072 at June 30, 2008. See Note 2 to the Consolidated Financial Statements. These unrealized gains and losses do not impact net income or regulatory capital, but are recorded as an adjustment to stockholders’ equity, net of related deferred income taxes, and are a component of comprehensive income contained in the Consolidated Statements of Changes in Stockholders’ Equity.

Loans

The average balance for loans, including loans held for sale, was $405,610,821 in fiscal 2009, compared to $414,837,099 in fiscal 2008. This decrease of $9,226,278, or 2%, in the average balance for loans at June 30, 2009, was attributable to decreases in average residential real estate, commercial, and consumer loans, partially offset by an increase in average commercial real estate and construction loans.

Residential real estate loans averaged $141,059,082 in fiscal 2009, as compared to $144,084,050 in fiscal 2008. This decrease of $3,024,968, or 2%, was attributable to a decrease in residential real estate loans partially offset by an increase in loans held-for-sale. Northeast continued to sell most of the 15 year and 30 year fixed rate residential real estate loans originated by us into the secondary market. Residential real estate loans were 35% of the total loan portfolio at June 30, 2009, compared to 34% at 2008. Of residential real estate loans at June 30, 2009, approximately 37% were variable rate products, compared to 34% at June 30, 2008. This increase in the percentage of variable rate products resulted from an increase in home equity lines of credit and customers refinancing from variable rate products to fixed rate products, which were subsequently sold into the secondary market.

Commercial real estate loans increased and commercial loans decreased during fiscal 2009. The increase in commercial loans reflects the increased market opportunity as competitors focused on problem loans. The decrease in commercial loans reflects the Bank’s efforts to tighten its credit underwriting standards as delinquencies and classified and criticized loans increased, and priced these loans to reflect risk. Generally, competition for new and renewing commercial real estate and commercial loans has been intense.

Commercial real estate loans averaged $114,686,143 in fiscal 2009 and $106,810,660 in fiscal 2008. This increase of $7,875,483, or 7%, reflects the factors noted above. Northeast’s focus was to lend primarily to small businesses within Northeast’s market areas. This portfolio consists of loans secured primarily by income-producing commercial real estate and multifamily residential real estate. Commercial real estate loans were 31% and 27% of the total loan portfolio at June 30, 2009 and 2008, respectively. Approximately 95% of the commercial real estate loans were variable rate product, with this portfolio reflecting Northeast’s desire to minimize the interest rate risk, at both June 30, 2009 and 2008, respectively.

Construction loans averaged $7,329,835 in fiscal 2009 and $5,629,860 in fiscal 2008. This increase of $1,699,975, or 30%, was primarily in commercial construction loans. Construction loans were 2% and 1% of the total loan portfolio at June 30, 2009 and 2008, respectively. Most construction loans are subject to interest rates based on the prime rate, have contractual maturities less than 12 months, and disbursements are made on construction-as-completed basis and verified by inspection. Approximately 51% of the construction loans were variable rate product at June 30, 2009, compared to approximately 37% at June 30, 2008.

Commercial loans averaged $29,880,572 in fiscal 2009 and $36,385,671 in fiscal 2008. This decrease of $6,505,099, or 18%, reflects the above factors. Commercial loans were 8% of total loans at June 30, 2009 and 2008, respectively. Variable rate products comprised 70% and 67% of this loan portfolio at June 30, 2009 and 2008, respectively. The commercial loan credit risk exposure is highly dependent on the cash flow of the customer’s business. Northeast mitigates credit risk by strictly adhering to its underwriting and credit policies.

Consumer and other loans averaged $110,286,010 in fiscal 2009 and $119,194,281 in fiscal 2008. This decrease of $8,908,271, or 7%, was attributable to the Bank exiting the indirect vehicle loan business in October 2008. Consumer and other loans comprised 25% and 29% of the total loan portfolio at June 30, 2009 and 2008, respectively. Consumer and other loans, including indirect auto and recreational vehicle, are mostly fixed rate products. At June 30, 2009 and 2008, Northeast held $25,862,715 and $34,980,847 of indirect auto loans, respectively. Indirect auto, indirect RV and indirect mobile home loans together comprised approximately 94% and 95% of total consumer and other loans, at June 30, 2009 and 2008, respectively. The detail of consumer loans at June 30, 2009 and 2008 appears in the following table. Management attempts to mitigate credit and interest rate risk by keeping the products offered short-term, earning a rate of return commensurate with the risk, and lending to individuals in Northeast’s known market areas. Northeast experienced a decrease in consumer loan delinquency from 2.73% to 2.28% and a decrease in non-performing from $640,000 to $574,000 for the fiscal years ended June 30, 2008 and 2009, respectively. Net charge-off of consumer loans increased from $585,000 to $1,376,000 for the fiscal years ended June 30, 2008 and 2009, respectively.

	Consumer Loans
	June 30, 2009	% of Total	June 30, 2008	% of Total
Indirect Auto	$25,862,715	27%	$34,980,847	30%
Indirect RV	46,002,568	48%	54,915,583	47%
Indirect Mobile Home	18,874,678	19%	21,759,537	18%

Subtotal Indirect	90,739,961	94%	111,655,967	95%
Other	5,725,006	6%	5,390,792	5%

Total	$96,464,967	100%	$117,046,759	100%

BOLI averaged $12,531,526 in fiscal 2009 and $11,240,716 in fiscal 2008. This increase was $1,290,810, or 11%, and reflects the full year impact of one new general account policy that was purchased in fiscal 2008 for $2,000,000. BOLI assets were invested in the general account of three insurance companies and separate accounts in a fourth insurance company. A general account policy’s cash surrender value is supported by the general assets of the insurance company. A separate account policy’s cash surrender value is supported by assets segregated from the general assets of the insurance company. Standard and Poor’s rated these companies A+ or better at June 30, 2009. Interest earnings, net of mortality costs, increase the cash surrender value. These interest earnings are based on interest rates reset each year, subject to minimum interest rates. The increases in cash surrender value offset all or a portion of the increase in employee benefit costs. The increase in cash surrender value was recognized in other income and was not subject to income taxes. Borrowing on or surrendering the policy may subject the Bank to income tax expense on the increase in cash surrender value. For these reasons, management considers BOLI an illiquid asset. BOLI represented 24.08% of capital plus the allowance for loan losses at June 30, 2009.

Goodwill and intangible average assets were $4,406,778 and $8,139,464, respectively, for fiscal 2009, and $4,306,182 and $6,819,158, respectively, for fiscal 2008. These increases resulted from the full year impact of three insurance agencies acquired during fiscal 2008 and one insurance agency during fiscal 2009. The allocation of the purchase price paid for the insurance agency acquisition in fiscal 2009 in excess of tangible assets acquired added $100,160 to goodwill and $615,000 to intangibles in the form of customer lists and non-compete agreements. These intangibles are being amortized over lives from 11 to 24 years, with an average life of 13.59 years and a remaining average life of 12.40 years. Goodwill and intangibles are subject to impairment testing annually. No impairment expense was recognized in fiscal 2009 or fiscal 2008.

Deposits

Average demand deposit accounts were $33,615,942 for the year ended June 30, 2009 as compared to $33,317,154 in fiscal 2008. The increase was $298,788, or 1%. Average interest-bearing deposits increased by $5,962,833, or 2%, during fiscal 2009 to $334,720,811. This increase was primarily due to increased money market and certificates of deposit balances, a total of $16,266,828. This increase was partially offset by decreases in average NOW balances of $5,324,620, or 10%, to $45,813,904, decreases in average regular savings balances of $882,760, or 4%, to $19,515,190, and decreases in average brokered certificates of deposit balances of $4,096,615, or 23%, to $14,001,271. Both increases were due to marketing promotions. These increases allowed the Bank to decrease brokered time deposits as they matured. NOW and savings balances declined as customers moved balances to higher yielding money market and time deposits. The average interest rate paid on NOW accounts decreased from 1.99% in fiscal 2008 to 0.99% in fiscal 2009. The average interest rate paid on money market accounts decreased from 3.05% in fiscal 2008 to 1.87% in fiscal 2009. The average interest rate paid on savings accounts decreased from 0.79% in fiscal 2008 to 0.36% in fiscal 2009. The average interest rate paid on certificates of deposit decreased from 4.72% in fiscal 2008 to 3.45% in fiscal 2009.

At June 30, 2009 and 2008, total deposits increased $22,012,215, or 6%, to $385,385,986 from $363,373,771.

Northeast used brokered time deposits as part of its overall funding strategy and as an alternative to retail certificates of deposits, FHLB and Federal Reserve Borrower-in-custody advances, and junior subordinated debentures, to fund the growth of earning assets. These deposits are limited by policy to 25% of total assets and individual brokered time deposit maturities do not exceed $5 million in any one month. Northeast uses five national brokerage firms to source time deposits, which are obtained through agents of the brokerage company soliciting customers from throughout the United States. The terms of these brokered time deposits allow for termination prior to maturity only in the case of the depositor’s death, have maturities generally beyond one year and have interest rates equal to or slightly above comparable FHLB advances. At June 30, 2009, outstanding brokered time deposits of $10,906,378 as a percentage of total assets was 1.82%, compared to 2.11% at June 30, 2008. The average interest rate paid on brokered time deposits decreased from 5.14% in fiscal 2008 to 4.30% in fiscal 2009. Generally, interest rates paid on brokered time deposits exceed rates paid on FHLB advances with similar maturities, but the incremental interest expenses did not have a material impact on the results of operations for fiscal 2009 or fiscal 2008.

Other Funding Sources

Short-term borrowings, which consist of securities sold under repurchase agreements and other sweep accounts, FHLB advances, Fed Discount Window Borrower-in-custody advances, structured repurchase agreements and junior subordinated debentures are Northeast’s sources of funding other than deposits.

Average FHLB advances for fiscal 2009 were $61,851,068, compared to $82,062,405 in fiscal 2008. This decrease was $20,211,337, or 25%. These advances had an average cost of 3.94% during fiscal 2009 compared to 4.49% during fiscal 2008. At June 30, 2009 and 2008, FHLB advances were $40,815,000 and $90,575,000, respectively, a decrease of $49,760,000, or 55%. Northeast had unused advance capacity with the FHLB of $39,246,000 at June 30, 2009. Management intends to increase available FHLB advance capacity by continuing to add qualifying securities. See Note 8 to the Consolidated Financial Statements.

Average structured repurchase agreements for fiscal 2009 were $58,794,521 compared to $30,710,383 in fiscal 2008, an increase of $28,084,138, or 91%. At June 30, 2009, structured repurchase agreements increased $25,000,000 compared to June 30, 2008. The structured repurchase agreements were collateralized by acquiring and pledging U.S. Government-sponsored enterprise mortgage-backed securities as a leverage strategy to improve net interest income. They had imbedded purchased interest rate caps with a notional amount of $70 million in fiscal 2009 compared to $50 million in fiscal 2008. One structured repurchase agreement had an imbedded sold interest rate floor with a notional amount of $20 million. All purchased interest rate caps and sold interest rate floors had strike rates based on three month LIBOR. The purchased interest rate caps were utilized to reduce the interest rate risk exposure to rising interest rates. On August 28, 2009, $40 million of purchased interest rate caps and $20 million of sold interest rate floors will expire. See Note 8 to the Consolidated Financial Statements for additional information.

Average short-term borrowings during fiscal 2009 were $36,412,192 compared to $34,449,012 during fiscal 2008, an increase of $1,963,180, or 6%. This liability was collateralized by U.S. government-sponsored enterprise bonds and mortgage-backed securities. Other sweep accounts were subject to Federal Home Loan Bank Letter of Credit coverage. See Note 8 to the Consolidated Financial Statements.

Average Fed Discount Window Borrower-in-custody advances during fiscal 2009 were $11,584,088 compared to $139,344 during fiscal 2008. Under the terms of this credit line, the Bank has pledged its indirect auto loans and eligible municipal bonds, and the line bears an interest rate equal to the then current federal funds rate plus 0.25%. At June 30, 2009, the credit availability under the Borrower in Custody program was $27,004,000. There were no borrowings outstanding under this credit line at June 30, 2009.

The following is a summary of the unused borrowing capacity of the Bank at June 30, 2009 available to meet short-term funding needs:

Brokered time deposits	$138,631,000	Subject to policy limitation of 25% of total assets
Federal Home Loan Bank of Boston	39,246,000	Unused advance capacity subject to eligible and qualified collateral
Fed Discount Window Borrower-in-Custody	27,004,000	Unused credit line subject to the pledge of indirect auto loans and eligible municipal bonds

Total Unused Borrowing Capacity	$204,881,000

Northeast had outstanding $16,496,000 at June 30, 2009 and 2008, respectively, of junior subordinated debentures issued by us to affiliated trusts. See “Capital” for more information on junior subordinated debentures and affiliated trusts.

Asset Quality

Northeast’s lending and credit policies require the regular independent review of the loan portfolio to monitor asset quality. Northeast also maintains an internal rating system which provides a process to regularly assess the adequacy of the allowance for loan losses.

At June 30, 2009 and 2008, the allowance for loan losses was $5,764,000 and $5,656,000, respectively. The increase in the allowance for loan losses was attributable to the increase in loss factors used to determine the adequacy of the allowance for loan losses, such as increases in loan delinquencies, non-performing loans and classified and criticized loans in fiscal 2009 compared to fiscal 2008.

The allowance for loan losses as a percentage of total loans was 1.46% and 1.38% at June 30, 2009 and 2008, respectively. This increase of 8 basis points was attributable primarily to a decline in loans in fiscal 2009 compared to fiscal 2008.

Classified loans, exclusive of non-performing loans, that could potentially become non-performing due to delinquencies or marginal cash flows were $1,037,000 and $2,680,000 at June 30, 2009 and 2008, respectively. Significant credit losses are not expected on these loans.

The following table reflects the annual trend of total delinquencies 30 days or more past due, including loans on non-accrual status, which are not delinquent, as a percentage of total loans:

06/30/09	06/30/08	06/30/07	06/30/06
4.27%	3.64%	2.90%	2.09%

Non-performing Assets

Total non-performing loans were $9,894,000 and $7,703,000 at June 30, 2009 and 2008, respectively. This increase of $2,191,000, or 28%, was attributable primarily to residential real estate and commercial real estate loans. Of non-performing commercial real estate and commercial loans, $1,989,000 and $1,345,000, respectively, were current and paying as agreed. Many of these substandard loans were subject to a specific review in order to estimate the risk of loss based on the liquidation of the collateral. This risk of loss is incorporated in determining the adequacy of the allowance for loan losses and represented approximately 15% of the allowance at June 30, 2009. The following table represents non-performing loans by category as of June 30, 2009 and 2008.

Description	June 30, 2009	June 30, 2008
Residential real estate	$1,620,000	$1,390,000
Commercial real estate	4,373,000	2,358,000
Construction loans	—	101,000
Commercial loans	3,327,000	3,214,000
Consumer and other	574,000	640,000

Total non-performing	$9,894,000	$7,703,000

Non-performing loans as a percentage of total loans were 2.51% and 1.88% at June 30, 2009 and 2008, respectively. The allowance for loan losses was equal to 58% and 73% of total non-performing loans at June 30, 2009 and 2008, respectively. At June 30, 2009, non-performing loans included $3,352,000 of loans that are current and paying as agreed, but which the Bank classifies as non-performing until the respective borrowers have demonstrated a sustainable period of performance. Excluding these loans, the total delinquencies 30 days and more past due as a percentage of total assets would be 3.42% and 3.03% for June 30, 2009 and 2008, respectively.

Northeast continues to focus on asset quality issues and allocate significant resources to credit policy and loan review. The collection, workout and asset management functions focus on the reduction of non-performing assets. Despite this ongoing effort on asset quality, there can be no assurance that adverse changes in the real estate markets and economic conditions will not result in higher non-performing assets levels in the future and negatively impact the results of operations through higher provision for loan losses, net loan charge-offs, decreased accrual of income and increased noninterest expenses.

Residential real estate, commercial real estate, commercial, and consumer and other loans are generally placed on nonaccrual when they reach 90 days past due. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off when they become 90 days past due. Based on Northeast’s judgment, Northeast may place on nonaccrual status and classify as non-performed loans which are currently less than 90 days past due or performing in accordance with their terms but are likely to present future principal and/or interest repayment problems.

Net charge-offs were $2,060,000 during 2009, compared to $936,000 in 2008. Net charge-offs as a percentage of average loans outstanding were 0.51% and 0.23% in 2009 and 2008, respectively. The increase of $1,124,000 was primarily due to higher gross charge-offs in indirect consumer loans, residential real estate loans and commercial real estate loans.

Potential Problem Loans

Commercial real estate and commercial loans are periodically evaluated under an eight-point risk rating system. These ratings are guidelines in assessing the risk of a particular loan. Northeast had classified commercial real estate and commercial loans totaling $17,307,000 and $15,801,000 at June 30, 2009 and 2008, respectively, as substandard or lower under its risk rating system. This increase was primarily due to commercial customer relationships experiencing weaknesses in the underlying businesses. These loans were subject to Northeast’s internal specific review for the risk of loss based on the liquidation of collateral. This risk of loss was included in determining the adequacy of the allowance for loan loss. At June 30, 2009, $7,700,000 of this amount was non-performing commercial real estate and commercial loans. The remaining $9,607,000 of commercial real estate and commercial loans classified as substandard at June 30, 2009 evidence one or more weaknesses or potential weaknesses and may become non-performing loans in future periods.

Management actively monitors the Bank’s asset quality to evaluate the adequacy of the allowance for loan losses, charges off loans against the allowance for loan losses when appropriate, establishes specific loss allowances and changes the level of the loan loss allowance. The process of evaluating the allowance involves a high degree of management judgment. The methods employed to evaluate the allowance for loan losses are quantitative in nature and consider such factors as the loan mix, the level of non-performing loans, delinquency trends, past charge-off history, loan reviews and classifications, collateral and the current economic climate. The liquidation value of collateral for each classified commercial real estate or commercial loan is also considered in the evaluation of the allowance for loan loss.

Management believes that the allowance for loan losses is adequate considering the level of risk in the loan portfolio. While management believes that it uses the best information available to make its determinations with respect to the allowance, there can be no assurance that Northeast will not have to increase its allowance for loan losses in the future as a result of changing economic conditions, adverse markets for real estate or other factors. Regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. These agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. No such adjustments were proposed by the Federal Reserve Bank of Boston or the Maine Bureau of Financial Institutions based on their 2009 examination.

At June 30, 2009, Northeast had acquired assets of $672,669, compared to $678,350 at June 30, 2008, a decrease of $5,681. The collateral for indirect loans is written down to its estimated realizable value once the loan reaches 90 days or more delinquent. Northeast continues to carry it as a loan, on non-accrual status, until sold. Gains and losses on disposition are recognized as recoveries and additional charge-offs, respectively. At each quarter end, indirect loans 90 days or more delinquent and adjusted to its estimated realizable value are reclassified as acquired assets. Total indirect loans 90 days or more past due at June 30, 2009 reclassified to acquired assets were $502,000. See Note 5 of the Consolidated Financial Statements for additional information. Management periodically receives independent appraisals on acquired assets. As a result of this review and the review of the acquired assets portfolio, Northeast believes the allowance for losses on acquired assets is adequate to state acquired assets at lower of cost or fair value less estimated selling costs.

A reserve for off-balance sheet credit risk is part of other liabilities. At June 30, 2008, this account balance was $16,070, compared to $19,334 at June 30, 2009. The adequacy of this balance is subject to an analysis similar to the analysis applied to the allowance for loan losses by taking into consideration outstanding letters of credit and unadvanced construction loans.

Risk Management

Asset-Liability Management

Northeast’s operating results are largely dependent upon its ability to manage interest rate risk. Interest rate risk can be defined as the exposure of Northeast’s net interest income to adverse movements in interest rates. Although Northeast regularly manages other risks, such as credit and liquidity risk, in the normal course of its business, management considers interest rate risk to be its most significant market risk and it could potentially have the most material effect on Northeast’s financial condition and results of operations.

Asset-liability management is governed by policies reviewed and approved annually by the Board. The Board delegates responsibility for asset-liability management to the Asset Liability Management Committee (“ALCO”) which is comprised of members of senior management who set the strategic directives that guide the day-to-day asset-liability management activities. ALCO reviews and approves all major risk, liquidity and capital management programs, except for pricing, which is approved by a subcommittee comprised of ALCO members.

Northeast continues to attempt to minimize the volatility of its net interest margin by managing the relationship of interest-rate sensitive assets to interest-rate sensitive liabilities. To accomplish this, management undertakes steps to increase the percentage of variable rate assets as a percentage of its total earning assets. The focus has been to originate variable rate commercial and commercial real estate loans, which reprice or mature more quickly than similar fixed-rate loans. Variable rate residential real estate loans are originated for the loan portfolio. Fixed rate residential real estate loans are originated for sale to the secondary market. Consumer loans, including indirect auto and recreational vehicle loans, are primarily originated with fixed rates. Northeast’s adjustable-rate loans are primarily tied to published indices, such as the Wall Street Journal prime rate and one-year U.S. Treasury Bills. Management considers the Bank’s assets and liabilities well matched. The balance sheet is slightly liability sensitive.

The overall objective of interest rate risk management is to deliver consistent net interest income growth over a range of possible interest rate environments. Northeast focuses on interest rates, careful review of the cash flows of loans and deposits and other modeling assumptions and asset liability strategies to help attain its goals and objectives.

Another objective of interest rate risk management is to control the estimated exposure to interest rate risk within limits established by the asset/liability committee and approved by the Board. These limits reflect Northeast’s tolerance for interest rate risk over a wide range of both short-term and long-term measurements. Northeast also evaluates risk through liquidation or run-off measures of assets and liabilities on the balance sheet and stress test measures. Stress testing demonstrates the impact of very extreme but lower probability events. The combination of these measures gives management a comprehensive view of the possible risk to future earnings. Northeast attempts to control interest rate risk by identifying and quantifying these risks.

Net interest income is Northeast’s largest source of revenue. Net interest income sensitivity is Northeast’s primary short-term measurement used to assess the interest rate risk of its on-going business. Northeast believes that net interest income sensitivity gives the best perspective on how day-to-day decisions affect its interest rate risk profile. Northeast subjects estimated net interest income over a 12 month period to various rate movements using a simulation model for various specified interest rate scenarios. Simulations are run quarterly and include scenarios where market rates are shocked up and down. Northeast’s base simulation assumes that rates do not change for the next 12 months. The sensitivity measurement is calculated as a percentage variance of the net interest income simulations to the base simulation results. The results are compared to policy guidelines and are disclosed in the following table.

Assuming a 200 basis point increase and 100 basis point decrease in interest rates starting on June 30, 2009, Northeast estimates that its net interest income in the following 12 months would decrease by 0.34% if rates went up 200 basis points and increase by 1.52% if rates went down 100 basis points. These results demonstrate the liability sensitivity nature of the balance sheet under which a simulated increase in interest expense would be greater than the increase in interest income in a rising rate environment because interest-bearing liabilities reprice more quickly than interest-bearing assets. In a falling rate environment, the interest-bearing liabilities reprice downward more quickly than interest-bearing assets. Also shown in the table are the results assuming a 200 basis point increase and a 100 basis point decrease starting June 30, 2009 and 200 basis point increase and decrease in interest rates starting June 30, 2008. The decrease in federal funds interest rates during fiscal 2008 to 2.00% caused the interest rate simulation for decreasing rates to change to 100 basis points from 200 basis points.

	Up 200 Basis Points	Down 100 Basis Points
June 30, 2009	-0.34%	1.52%

	Up 200 Basis Points	Down 100 Basis Points
June 30, 2008	-1.38%	2.00%

Liquidity

On a parent company only basis, Northeast’s commitments and debt service requirements at June 30, 2009 consisted of junior subordinated notes issued to NBN Capital Trust II and NBN Capital Trust III totaling $6,186,000 due March 30, 2034 and junior subordinated debentures issued to NBN Capital Trust IV totaling $10,310,000 due February 23, 2035. NBN Capital Trust II and NBN Capital Trust III each issued $3,093,000 of junior subordinated notes with a variable interest rate based on three month LIBOR plus 2.80%, which reprice quarterly. The interest rate was 3.40% at June 30, 2009. NBN Capital Trust IV issued $10,310,000 of junior subordinated debentures with a fixed interest rate of 5.88% until February 23, 2010, when the interest rate will become variable based on three month LIBOR plus 1.89%. NBN Capital Trust II and III had a call option on March 30, 2009, which was not exercised, and NBN Capital Trust IV has a call option on February 23, 2010. See Note 18 to the Consolidated Financial Statements. Based on the interest rates at June 30, 2009, the annual aggregate payments to meet the debt service of the junior subordinated debentures is approximately $817,000.

Affiliated Trusts	Trust Preferred Securities	Common Securities	Junior Subordinated Debentures	Interest Rate	Maturity Date
NBN Capital Trust II	$3,000,000	$93,000	$3,093,000	3.40%	March 30, 2034
NBN Capital Trust III	3,000,000	93,000	3,093,000	3.40%	March 30, 2034
NBN Capital Trust IV	10,000,000	310,000	10,310,000	5.88%	February 23, 2035

Total	$16,000,000	$496,000	$16,496,000	4.95%

The principal sources of funds for us to meet parent-only obligations are dividends from the Bank, which are subject to regulatory limitations, and borrowings from public and private sources. For information on the restrictions on the payment of dividends by the Bank, see Note 9 to the Consolidated Financial Statements. Under

the terms and conditions of receiving funds from the US Treasury’s Capital Purchase Program, Northeast’s payment dividends paid to common shareholders are limited the per share dividends paid in the quarter ended September 30, 2008, or $0.09 per share.

For Northeast’s banking subsidiary, liquidity represents the ability to fund asset growth, accommodate deposit withdrawals and meet other contractual obligations and commitments. Liquidity risk is the risk that a bank cannot meet anticipated or unexpected funding requirements or can meet them only at excessive cost. Liquidity is measured by the ability to raise cash when needed at a reasonable cost. Many factors affect a bank’s ability to meet liquidity needs, including variation in the markets served, its asset-liability mix, its reputation and credit standing in the market and general economic conditions.

In addition to traditional deposits, the Bank has other liquidity sources, including the proceeds from maturing securities and loans, the sale of securities, asset securitizations and borrowed funds such as FHLB and Federal Reserve Borrower-in-custody advances and brokered time deposits. Northeast monitors and forecasts its liquidity position. There are several interdependent methods used by us for this purpose, including daily review of federal funds positions, monthly review of balance sheet changes, monthly review of liquidity ratios, quarterly review of liquidity forecasts and periodic review of contingent funding plans.

At June 30, 2008, the Bank had $205 million of immediately accessible liquidity, defined as cash that could be raised within 7 days through collateralized borrowings, brokered deposits or security sales. This position represented 34% of total assets, compared to a policy minimum of 10%.

Off-balance Sheet Arrangements & Aggregate Contractual Obligations

Northeast is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the condensed consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of Northeast’s involvement in particular classes of financial instruments.

Northeast’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. To control the credit risk associated with entering into commitments and issuing letters of credit, Northeast uses the same credit quality, collateral policies, and monitoring controls in making commitments and letters of credit as it does with its lending activities. Northeast evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Northeast upon extension of credit, is based on management’s credit evaluation.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements. Northeast evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by Northeast upon extension of credit, is based on management’s credit evaluation of the counter party.

Standby letters of credit are conditional commitments issued by Northeast to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Unused lines of credit and commitments to extend credit typically result in loans with a market interest rate.

A summary of the amounts of Northeast’s (a) contractual obligations, and (b) other commitments with off-balance sheet risk, both at June 30, 2009, follows:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations
FHLB advances	$40,815,000	$2,815,000	$8,000,000	$15,000,000	$15,000,000
Structured Repurchase Agreements	65,000,000	30,000,000	20,000,000	15,000,000	—
Junior subordinated debentures	16,496,000	16,496,000	—	—	—
Capital lease obligation	2,378,827	148,198	319,349	353,279	1,558,001
Other borrowings	3,263,817	634,157	1,024,299	1,161,785	443,576

Total long-term debt	127,953,644	50,093,355	29,343,648	31,515,064	17,001,577

Operating lease obligations	1,757,395	468,816	790,289	316,355	181,935

Total contractual obligations	$129,711,039	$50,562,171	$30,133,937	$31,831,419	$17,183,512

		Amount of Commitment Expiration — Per Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Commitments with off-balance sheet risk
Commitments to extend credit (1)(3)	$24,442,000	$24,442,000	$—	$—	$—
Commitments related to loans held for sale (2)	8,268,000	8,268,000	—	—	—
Unused lines of credit (3)(4)	39,023,000	18,207,000	1,824,000	4,410,000	14,582,000
Standby letters of credit (5)	1,024,000	1,024,000	—	—	—

	$72,757,000	$51,941,000	$1,824,000	$4,410,000	$14,582,000

(1)	Represents commitments outstanding for residential real estate, commercial real estate, and commercial loans.
(2)	Commitments of residential real estate loans that will be held for sale.
(3)	Loan commitments and unused lines of credit for commercial and construction loans that expire or are subject to renewal in twelve months or less.
(4)	Represents unused lines of credit from commercial, construction, and home equity loans.
(5)	Standby letters of credit generally expiring in twelve months.

The Bank has written options limited to those residential real estate loans designated for sale in the secondary market and subject to a rate lock. These rate-locked loan commitments are used for trading activities, not as a hedge. The fair value of the outstanding written options at June 30, 2009 was a loss of $90,998.

Capital

At June 30, 2009 and 2008, stockholders’ equity totaled $47,316,880 and $40,273,312, respectively, or 7.91% and 6.73% of total assets, respectively. In addition, Northeast had on both June 30, 2009 and 2008, $16,496,000 of junior subordinated debentures which mature in 2034 and 2035 and qualify as Tier 1 Capital. See Note 18 to the Consolidated Financial Statements. The changes in stockholders’ equity include net income for the year ended June 30, 2009 of $958,989, net proceeds from the Capital Purchase Program of $4,200,994, stock issued for $50,500 from the exercise of stock options, $1,728 from a stock grant and a decrease of $2,755,216 in the net unrealized losses on available-for-sale securities offset by common dividend payments of $834,036, and preferred stock payments of $89,823. See Note 9 to the Consolidated Financial Statements for additional information on capital ratios.

Under the terms of the U.S. Treasury’s Capital Purchase Program, Northeast must have the consent of the U.S. Treasury to redeem, purchase, or acquire any shares of its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. The board of directors extended the 2006 Stock Repurchase Plan to permit stock repurchases in connection with benefit plans. Although the board of directors may discontinue the repurchase program at any time, it is scheduled to terminate on December 31, 2009. Northeast may purchase up to 200,000 shares of its common stock from time to time in the open market at prevailing prices. Common stock repurchased pursuant to the plan is classified as authorized but unissued shares of common stock available for future issuance as determined by the board of directors. There was no stock repurchases under the 2006 Plan in fiscal 2009. Total stock repurchases under the 2006 Plan in fiscal 2008 were 137,800 shares, for $2,314,330, at an average price of $16.79 per share. The remaining repurchase capacity of the 2006 Plan is 58,400 shares. Since inception, total stock repurchases under the 2006 plan were 141,600 shares, for $2,382,274, through June 30, 2009. Management believes that these and future purchases have not and will not have a significant impact on Northeast’s liquidity.

Regulatory capital guidelines require the Bank to maintain certain capital ratios. The Bank’s Tier 1 Capital was $45,931,000, or 7.72% of total average assets, at June 30, 2009 compared to $40,302,000, or 7.06% of total average assets, at June 30, 2008. The increase in the Bank’s Tier 1 Capital ratio was primarily due to the injection of capital from Northeast of net funds from Capital Purchase Program. Northeast is also required to maintain risk-based capital ratios based on the level of certain assets, as adjusted to reflect their perceived level of risk. Northeast’s regulatory capital ratios currently exceed all applicable requirements. See Note 9 to the Consolidated Financial Statements.

Impact of Inflation

The consolidated financial statements and related notes have been presented in terms of historic dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, substantially all of the assets and virtually all of the liabilities of Northeast are monetary in nature. As a result, interest rates have a more significant impact on Northeast’s performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of new Accounting Standards

Note 1 of the Consolidated Financial Statement includes the Financial Accounting Standards Board (FASB) and the SEC issued statements and interpretations affecting Northeast.

Events Subsequent to June 30, 2009

The employment contract for the president of Northeast Bank Insurance Group, Inc., which expires on September 29, 2009, will not be renewed. The terms of a separation agreement require a cash payment to the president and the recognition of expense in the quarter ended September 30, 2009 which management believes is not material to the operating results for fiscal 2010.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Northeast shareholders currently are governed by Northeast’s articles of incorporation and bylaws, and by Maine law. After the merger is completed, Northeast shareholders who receive surviving corporation common stock in the merger will become shareholders of the surviving corporation, and, therefore, their rights as shareholders of the surviving corporation will be governed by the amended and restated articles of incorporation and bylaws of the surviving corporation. The amended and restated articles of incorporation and bylaws of the surviving corporation are attached as Appendix D. As a result of the merger, Northeast shareholders will have different rights when they become holders of surviving corporation common stock than they currently have as holders of Northeast common stock.

The following discussion of the rights of the surviving corporation’s shareholders under the amended and restated articles of incorporation and bylaws is only a summary of some provisions and is not a complete description of these similarities and differences. This discussion is qualified in its entirety by reference to Maine law and the full texts of the amended and restated articles of incorporation and bylaws of the surviving corporation.

Authorized Shares

Northeast is authorized to issue up to 15,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of preferred stock, $1.00 par value, of which a portion has been issued to the U.S. Department of the Treasury, or Treasury, as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or the preferred shares. As of June 14, 2010, there were 2,322,332 shares of common stock and 4,227 shares of preferred stock issued and outstanding.

The authorized capital stock of the surviving corporation will consist of 13,500,000 shares of common stock, 1,500,000 shares of non-voting common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock. Shares of non-voting common stock will have all of the same rights and preferences as shares of surviving corporation common stock, provided that the shares of non-voting common stock will not have voting rights, other than several limited statutory exceptions. In circumstances where a registered bank holding company holds, together with the surviving corporation common stock held by any parties whose shares of surviving corporation common stock must be aggregated for purposes of the BHCA, 5% or more of the surviving corporation’s outstanding common stock, the shares of surviving corporation common stock that exceed the 5% threshold will automatically convert into non-voting common stock, unless the registered bank holding company elects not to be governed by such automatic conversion procedures. In circumstances where a holder of surviving corporation common stock so elects, the shares of surviving corporation common stock held by such shareholder, together with the shares of surviving corporation common stock held by any parties whose shares of surviving corporation common stock is deemed to be beneficially owned by such holder by virtue of Section 13 of the Exchange Act, that exceed 4.99% of the outstanding shares of surviving corporation common stock will automatically convert into non-voting common stock. In circumstances where a holder of surviving corporation common stock so elects, the shares of surviving corporation common stock held by such shareholder, together with the surviving corporation common stock held by any parties whose shares of surviving corporation common stock must be aggregated for purposes of the BHCA or the Change in Bank Control Act, that exceed 9.99% of the outstanding shares of surviving corporation common stock will automatically convert into non-voting common stock.

Voting Power

Holders of shares of Northeast common stock are entitled to one vote per share on matters to be voted on by shareholders. Except as the surviving corporation’s board of directors specifies or otherwise required by the amended and restated articles of incorporation or bylaws, the holders of the shares of surviving corporation common stock will possess all voting power for the election of the surviving corporation’s directors and all other matters requiring shareholder action. The shares of surviving corporation non-voting common stock are non-

voting, except that they are entitled to vote as a class on matters that could adversely affect the shares of non-voting common stock, as specified in the amended and restated articles of incorporation. In addition, shares of non-voting common stock are entitled to vote on certain limited matters provided by statute.

The preferred shares of Northeast will remain unchanged by the merger. The preferred shares are non-voting, except that they are entitled to vote as a class on matters that could adversely affect the preferred shares as specified in the amended and restated articles of incorporation. In addition, if dividends on the preferred shares have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutive, then the number of Northeast’s authorized directors will be automatically increased by two and the holder of the preferred shares will have the right to elect two new directors, who will be elected annually and shall serve until all accrued and unpaid dividends on the preferred shares have been paid.

Preemptive and Other Rights

Under Northeast’s articles of incorporation and the amended and restated articles of incorporation of the surviving corporation, shareholders have no preemptive or other subscription rights. Future issuances of capital stock by the surviving corporation may significantly reduce a shareholder’s equity percentage interest in the surviving corporation’s capital stock at the time such issuance is made.

Dividends

Subject to the terms of the amended and restated articles of incorporation of the surviving corporation and the regulations and orders of the Federal Reserve Board, the surviving corporation’s board of directors may, from time to time, declare, and the surviving corporation may pay, dividends on its outstanding shares of capital stock. The preferred shares, however, rank senior to the surviving corporation common stock and the non-voting common stock with respect to the payment of dividends. Northeast’s ability to declare or pay dividends on shares of surviving corporation common stock and the non-voting common stock is limited to $0.09 per share per quarter. Northeast is unable to declare or pay dividends on shares of surviving corporation common stock or the non-voting common stock if in arrears on the payment of dividends on the preferred shares. Following the merger, the surviving corporation’s board of directors will review the current dividend policy on shares of surviving corporation common stock and the non-voting common stock, and may consider eliminating the current dividend on shares of surviving corporation common stock and the non-voting common stock.

Size of Board of Directors and Vacancies

Northeast’s articles of incorporation and bylaws provide that the number of Northeast’s directors may be set by the board of directors, provided that the total number of directors may not be fewer than nine or greater than 12. Under the amended and restated articles of incorporation of the surviving corporation, the number of directors shall be fixed exclusively by the board of directors.

As authorized under Maine law, the amended and restated articles of incorporation will create a classified board of directors, with the directors being divided into three classes, as nearly equal in number as possible. The initial Class I directors shall serve for a term expiring at the annual meeting of shareholders to be held in 2011; the initial Class II directors shall serve for a term expiring at the annual meeting of shareholders to be held in 2012; and the initial Class III directors shall serve for a term expiring at the annual meeting of shareholders to be held in 2013. At each annual meeting of shareholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election.

Under the amended and restated articles of incorporation, any vacancy on the surviving corporation’s board of directors, including a vacancy resulting from an increase in the number of directors, may be filled solely by a majority of the directors then in office, even if less than a quorum is present. Any director so chosen will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred.

Removal of Directors

Northeast’s articles of incorporation and bylaws provide that, at a meeting of shareholders called expressly for such purpose, any director may be removed by the affirmative vote of the holders of 75% of the shares entitled to vote or, if removal is for “cause” (as defined in the articles of incorporation and bylaws), by the majority of the shares entitled to vote. This provision will remain in effect in the surviving corporation’s amended and restated articles of incorporation and will not be contained in the amended and restated bylaws of the surviving corporation.

Special Meeting of Shareholders

Northeast’s articles of incorporation and bylaws provide that special meetings of Northeast’s shareholders may be called only by (i) the Chairman of the board of directors, (ii) the president or a vice-president, (iii) a majority of the board of directors or (iv) upon the written request of the holders of at least 10% of the shares entitled to vote at the meeting. This provision will remain in effect in the surviving corporation’s amended and restated articles of incorporation, with the percentage of the shares required to call a special meeting increased from 10% to 25% and will not be contained in the amended and restated bylaws of the surviving corporation.

Advance Notice Requirements for Shareholder Proposals

Northeast’s articles of incorporation provide that shareholders seeking to make nominations for the election of directors must provide prior written notice in order for such nomination to be considered at a meeting of shareholders. The amended and restated articles of incorporation do not contain an advance notice provision, and instead, the surviving corporation’s amended and restated bylaws will include such a provision.

Under the amended and restated bylaws, shareholder proposals may be brought before an annual meeting if such proposal is provided in writing to the surviving corporation not later than the close of business on the 90th day nor earlier than the 120th day prior to the one-year anniversary of the preceding year’s annual meeting. If an annual meeting is first convened more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, written notice must be received by the surviving corporation not later than the close of business on the later of the 90th day prior to the scheduled meeting or the tenth day following the day on which public announcement of such meeting date is first made. The shareholder’s written notice must contain detailed information relating to the proposal or proposals, as well as information relating to the shareholder submitting such proposal or proposals and certain related persons, as described in Article I, Section 6 of the amended and restated bylaws.

Supermajority Shareholder Vote for Mergers or Similar Transactions

Northeast’s articles of incorporation provide that, subject to certain exceptions, Northeast and its subsidiaries may not effect (i) a merger or consolidation, (ii) any sale, lease, exchange, transfer or distribution of all or substantially all or a substantial portion of assets, (iii) any issuance of securities or warrants or options to acquire any securities, (iv) any reclassification or recapitalization having the effect of increasing the proportionate shares of capital stock held by any person, or (v) any dissolution or liquidation, unless approved by the holders of at least 80% of the outstanding shares entitled to vote for the election of directors, provided that such approval generally is not required if the aggregate of the cash and fair market value of the consideration to be paid to the holders of Northeast’s common stock is equal to the highest price per share paid by the other party or parties acquiring any such common stock. In the event that the approval of the holders of 80% of the outstanding shares is not required, Northeast may not engage in the foregoing transactions unless approved by the holders of at least 75% of the outstanding shares entitled to vote for the election of directors, except that such

75% vote threshold is not required if the transaction is approved by at least two-thirds of Northeast’s directors who are not affiliated with or shareholders of the acquiring party. The surviving corporation’s amended and restated articles of incorporation do not contain this provision.

Fair Price Provision

Northeast’s articles of incorporation and the amended and restated articles of incorporation of the surviving corporation opt out of Maine’s fair price statute, section 1110 of the Maine Business Corporation Act.

Indemnification of Directors, Officers and Employees

Northeast’s bylaws provide that, to the extent permitted by law or regulation, Northeast shall indemnify any person who was or is a director, executive officer or secretary of Northeast, and may indemnify any other person who is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he is or was a director, officer, employee or agent of Northeast, or is or was serving at the request of Northeast as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Northeast may advance expenses under the bylaws and any other indemnification agreement that may be entered into by Northeast and the indemnity coverage provided thereunder may include liabilities under the federal securities laws as well as in other contexts.

Under the amended and restated bylaws, the surviving corporation shall indemnify any director or officer against all expenses and liabilities incurred or paid by such director or officer in connection with any proceeding, or any claim, issue or matter in such proceeding, which such director or officer is, or is threatened to be made a party to or participant in by reason of such director or officer’s service as an officer or director of the surviving corporation or as a partner, trustee, officer, employee or agent of any other entity if serving at the surviving corporation’s request (“corporate status”) (i) if such director or officer acted in good faith and in a manner reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of the surviving corporation or, in all other cases, that such person’s conduct was not opposed to the best interests of the surviving corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, or (ii) if the person engaged in conduct for which broader indemnification has been made permissible or obligatory under the amended and restated articles of incorporation. The conduct of a director or officer with respect to an employee benefit plan for a purpose that the director or officer reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (i) of the proceeding sentence. The surviving corporation shall not, however, (i) indemnify any director or officer with respect to any liability for conduct for which such director or officer was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in such director or officer’s official capacity or (ii) indemnify any officer with respect to any liability for which such officer was adjudged liable on the basis that such officer intentionally inflicted harm on the surviving corporation or its shareholders or intentionally violated criminal law.

In addition, the surviving corporation shall indemnify any director or officer with respect to any derivative action, by or in the right of the surviving corporation, against expenses (including attorneys’ fees) incurred by such person, provided (i) that the person acted in good faith and in a manner reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of the surviving corporation or, in all other cases, that such person’s conduct was not opposed to the best interests of the surviving corporation or (ii) that the person engaged in conduct for which broader indemnification has been made permissible or obligatory under the amended and restated articles of incorporation. The conduct of a director or officer with respect to an employee benefit plan for a purpose that the director or officer reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (i) of the proceeding sentence. The surviving corporation shall not, however, indemnify any person with respect to any claim, issue or matter as to which that person is finally adjudged by a court of competent jurisdiction to have not satisfied the standard of conduct in the preceding sentence, unless otherwise so ordered by a court of competent jurisdiction.

Under the amended and restated bylaws, the surviving corporation may, at the discretion of its board of directors, indemnify any non-officer employee with respect to any proceeding, or any claim, issue or matter in such proceeding, which such non-officer employee is, or is threatened to be made a party to or participant in by reason of such non-officer employee’s service as an employee of the surviving corporation or as a partner, trustee, officer, employee or agent of any other entity if serving at the surviving corporation’s request, provided (i) that the person acted in good faith and in a manner reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of the surviving corporation or, in all other cases, that such person’s conduct was not opposed to the best interests of the surviving corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful or (ii) that the person engaged in conduct for which broader indemnification has been made permissible or obligatory under the amended and restated articles of incorporation. The conduct of a non-officer employee with respect to an employee benefit plan for a purpose that the non-officer employee reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (i) of the proceeding sentence. The surviving corporation shall not, however, (i) indemnify any non-officer employee with respect to any liability for conduct for which such non-officer employee was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in such non-officer employee’s official capacity or (ii) indemnify any non-officer employee with respect to any liability for which such non-officer employee was adjudged liable on the basis that such person intentionally inflicted harm on the surviving corporation or its shareholders or intentionally violated criminal law.

The amended and restated bylaws provide that any indemnification shall be made by the surviving corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he or she has met the applicable standard of conduct described above, as determined (i) if there are two or more disinterested directors, by a majority vote of the disinterested directors, by a majority of whom for this purpose constitutes a quorum, (ii) if there are two or more disinterested directors, by a majority of a committee comprised of two or more disinterested directors, such committee having been designated by a majority vote of the disinterested directors, (iii) if there are two or more disinterested directors and a majority of disinterested directors so directs in accordance with clause (i) or (ii) above, by independent legal counsel in a written opinion, (iv) if there are fewer than two disinterested directors and a majority of the board of directors so directs, by independent legal counsel in a written opinion, or (v) by the shareholders of the surviving corporation (provided that shares owned or voted under the control of a director who is not a disinterested director may not be voted on such action).

The amended and restated bylaws provide that the surviving corporation shall advance all expenses incurred by or on behalf of any director in connection with any proceeding in which such director is involved by reason of such director’s corporate status within 30 days after the receipt by the surviving corporation of a written statement from such director requesting such advance, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by such director and shall be preceded or accompanied by (i) a written affirmation of such director’s good faith belief that he or she has met the relevant standard of conduct or that such proceeding involves conduct for which liability has been eliminated under the amended and restated articles of incorporation and (ii) an undertaking by or on behalf of such director to repay any expenses so advanced if it shall ultimately be determined that such director is not entitled to be indemnified against such expenses.

The amended and restated bylaws also provide that the surviving corporation may, at the discretion of the surviving corporation’s board of directors, advance any or all expenses incurred by or on behalf of any officer or any non-officer employee in connection with any proceeding in which such person is involved by reason of his or her corporate status as an officer or non-officer employee upon the receipt by the surviving corporation of a statement from such officer or non-officer employee requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement shall reasonably evidence the expenses incurred by such officer or non-officer employee and shall be preceded or accompanied by (i) a written affirmation of such officer’s or non-officer employee’s good faith belief that he or she has met the relevant standard of conduct and (ii) an undertaking by or on behalf of such person to repay any expenses so advanced if it shall ultimately be determined that such officer or non-officer employee is not entitled to be indemnified against such expenses.

Under the amended and restated articles of incorporation, the surviving corporation shall, to the fullest extent permitted by law, indemnify each person who is or was a director of the surviving corporation for any liability under Maine law to any person for an action taken or a failure to take an action as a director, except liability for the receipt of a financial benefit to which the director is not entitled, an intentional infliction of harm on the surviving corporation or its shareholders, a violation of the prohibition on unlawful distributions under Maine law, or an intentional violation of criminal law. This provision also applies to the officers of the surviving corporation to the fullest extent permitted by law.

Other Provisions

The surviving corporation’s amended and restated articles of incorporation include a provision regarding renunciation of the corporate opportunities doctrine to the extent permitted under Maine law. Under this provision, the surviving corporation renounces any interest or expectancy of the surviving corporation in, or in being offered an opportunity to participate in, business opportunities that are presented to or otherwise come into the possession of its officers, directors or shareholders, other than those officers, directors or shareholders who are employees of the surviving corporation.

The surviving corporation’s amended and restated articles of incorporation also include a provision regarding exculpation of directors. Under this provision, a director of the surviving corporation shall not be personally liable to the surviving corporation or its shareholders for money damages for action taken or a failure to take action as a director, except for liability for the amount of a financial benefit received by a director to which the director is not entitled, an intentional infliction of harm on the surviving corporation or its shareholders, a violation of the prohibition on unlawful distributions under Maine law or an intentional violation of criminal law.

Amendments to Northeast’s Articles of Incorporation and Bylaws

Northeast’s articles of incorporation may be amended by the affirmative vote of the holders of at least two-thirds of all shares entitled to vote for the election of directors, provided that certain provisions require a supermajority vote to amend. Northeast’s bylaws may be amended by the majority of the board of directors, subject to repeal or change by a vote of the holders of two-thirds of the shares entitled to vote on the matter at a meeting expressly called for such purpose. The surviving corporation’s amended and restated articles of incorporation may be amended by the affirmative vote of the holders of at least two-thirds of the shares entitled to vote for election of directors. The surviving corporation’s amended and restated bylaws may be amended by the majority of the board of directors, subject to repeal or change by the vote of the holders of at least two-thirds of all the shares entitled to vote.

Amendments to Northeast’s articles of incorporation or bylaws and amendments to the surviving corporation’s amended and restated articles of incorporation and bylaws are subject to any applicable notice periods of or approval by the Federal Reserve Board, the U.S. Department of the Treasury and/or the Superintendent of the Maine Bureau of Financial Institutions.

VALIDITY OF SECURITIES

The validity of the Northeast common shares to be issued in connection with the merger has been passed upon for Northeast by Pierce Atwood LLP.

EXPERTS

The consolidated financial statements of Northeast as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 included in this proxy statement/prospectus have been audited by Shatswell, MacLeod & Company, P.C., independent registered public accounting firm.

The financial statements of FHB included herein are unaudited.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Northeast

To be included in Northeast’s proxy statement and included on Northeast’s proxy card for the regularly scheduled 2010 annual meeting of shareholders, shareholder proposals must be received by Northeast’s clerk at its offices at 500 Canal Street, Lewiston, Maine 04240, no later than June 7, 2010, which is 120 calendar days before the date of the release of Northeast’s proxy statement for the preceding year. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2010 annual meeting is changed, the dates set forth above may change.

Pursuant to Northeast’s bylaws, shareholder proposals not addressed by the previous paragraph will only be considered if the shareholder has provided timely notice of the proposal and the proposal is otherwise proper for consideration under applicable law and Northeast’s articles of incorporation. To provide timely notice, a shareholder must present the proposal in writing to the Clerk of Northeast at Northeast’s principal executive offices at 500 Canal Street, Lewiston, Maine 04240, not later than August 21, 2009. Any shareholder giving notice of any such proposal must deliver with the notice the text of the proposal and a brief written statement of the reasons why the shareholder favors the proposal and set forth the shareholder’s name and record address, the number and class of all Northeast shares beneficially owned by the shareholder and any material interest of the shareholder in the proposal (other than as a shareholder).

OTHER MATTERS

As of the date of this proxy statement/prospectus, Northeast’s board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. Northeast’s shareholders may, however, be asked to vote on a proposal to adjourn or postpone the special meeting. Northeast could use any adjournment or postponement of the special meeting for the purpose, among others, of allowing more time to solicit votes to approve the merger agreement and the transactions contemplated thereby. If any other matters properly come before the Northeast special meeting, or any adjournments or postponements of that meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Northeast.

WHERE YOU CAN FIND MORE INFORMATION

Northeast has filed a registration statement with the SEC under the Securities Act that registers the distribution to Northeast shareholders of its common shares in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Northeast and the common stock of Northeast.

Northeast files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any nonconfidential information filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Northeast, that file electronically with the SEC. The address of the website is http://www.sec.gov. The reports and other information filed by Northeast with the SEC, are also available at Northeast’s website. The address of Northeast’s website is http://www.northeastbank.com. Information contained on Northeast’s website or that can be accessed through its website is not incorporated by reference into this proxy statement/prospectus.

Neither FHB nor Northeast has authorized anyone to give any information or make any representation about the merger, Northeast or FHB that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements, including statements about Northeast’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Northeast with the SEC, in press releases and in oral and written statements made by or with the approval of Northeast that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•

statements about the benefits of the merger between FHB and Northeast, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger;

•	statements of plans, objectives and expectations of FHB or Northeast or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the business strategy of FHB and Northeast will not be implemented successfully or such implementation may be more difficult, time-consuming or costly than expected;

•	revenues following the merger may be lower than expected;

•

deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the failure of Northeast’s shareholders to approve the merger;

•	local, regional, national and international economic conditions and the impact they may have on Northeast and its customers and FHB’s and Northeast’s assessment of that impact;

•	changes in the level of non-performing assets and charge-offs;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which FHB and Northeast must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Northeast’s common shares outstanding and common stock price volatility;

•	fair value of and number of stock-based compensation awards to be issued in future periods;

•	rapid technological developments and changes;

•	legislation affecting the financial services industry as a whole, and/or Northeast and its subsidiaries individually or collectively;

•	Northeast’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	governmental and public policy changes;

•	the mix of products/services;

•	containing costs and expenses;

•	protection and validity of intellectual property rights;

•	reliance on large customers;

•	technological, implementation and cost/financial risks in large, multi-year contracts;

•	the outcome of pending and future litigation and governmental proceedings;

•	continued availability of financing;

•	financial resources in the amounts, at the times and on the terms required to support Northeast’s future businesses;

•

the risk that the design of Northeast’s disclosure controls and procedures or internal controls prove inadequate, or are circumvented, thereby causing losses or errors in information or a delay in the detection of fraud;

•

material differences in the actual financial results of merger and acquisition activities compared with Northeast’s expectations, including the full realization of anticipated cost savings and revenue enhancements; and

•	the impact on Northeast’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Northeast’s results to differ materially from those described in the forward-looking statements can be found in Northeast’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Northeast or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Northeast undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Northeast cautions you not to place undue reliance on the forward-looking statements.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

FHB FORMATION LLC

and

NORTHEAST BANCORP

Dated as of March 30, 2010

A-i

A-ii

EXHIBIT A – Form of Articles of Incorporation of the Surviving Company
EXHIBIT B – Bylaws of the Surviving Company
EXHIBIT C – Officers of the Surviving Company and Divisions
EXHIBIT D – 2010 Equity Plan
EXHIBIT E – Form of Indemnification Agreement

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of March 30, 2010 (this “Agreement”), by and between FHB Formation LLC, a Delaware limited liability company (“Investor”), and Northeast Bancorp, a Maine corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to enter into this Agreement and to consummate the strategic transaction provided for herein, pursuant to which, subject to the terms and conditions set forth herein, Investor will merge with and into the Company, with the Company being the surviving corporation and continuing its corporate existence under the laws of the State of Maine (the “Merger”);

WHEREAS, as a condition to the willingness of Investor to enter into this Agreement, each of the directors and executive officers of the Company (the “Voting Agreement Shareholders”) has entered into a Voting Agreement, dated as of the date hereof, with Investor (each a “Voting Agreement”), pursuant to which each Voting Agreement Shareholder has agreed, among other things, to vote such Voting Agreement Shareholder’s shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I — THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (“DGCL”) and the Maine Business Corporation Act (the “MBCA”), and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time, Investor shall merge with and into the Company, the separate corporate existence of Investor shall cease and the Company shall survive and continue its corporate existence under the laws of the State of Maine (the Company, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Company”).

1.2 Effective Time. On the Closing Date, as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, Investor and the Company shall (a) execute and file with the Secretary of State of the State of Delaware, a certificate of merger in a form reasonably satisfactory to Investor and the Company, in accordance with the DGCL and (b) execute and file with the Secretary of State of the State of Maine, articles of merger in a form reasonably satisfactory to Investor and the Company, in accordance with the MBCA. The Merger shall become effective at the time and on the date of such filings or at the time and on the date specified therein (the “Effective Time”).

1.3 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the DGCL and the MBCA.

1.4 Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, on a date to be specified by the parties, which shall be no later than five Business Days (as defined in

Section 9.2(a)) after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof, such day being referred to herein as the “Closing Date.” Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by Investor and the Company.

1.5 Articles of Incorporation. The Articles of Incorporation of the Surviving Company shall be in the form attached hereto as Exhibit A, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of the Surviving Company shall be in the form attached hereto as Exhibit B, until thereafter amended as provided therein and in accordance with applicable law.

1.6 Directors of the Surviving Company.

(a) As of immediately following the Effective Time, the number of directors of the Surviving Corporation shall be fixed at nine. As of immediately following the Effective Time, seven of the directors of the Surviving Corporation shall be designated by Investors (the seven individuals being referred to herein collectively as the “Investor Designees”). As of immediately following the Effective Time, two of the directors of the Surviving Company shall be two individuals designated by the Company from the list of individuals set forth on Schedule 1.6(a) (the foregoing two individuals being referred to herein collectively as the “Company Designees”).

(b) In the event that immediately following the Effective Time, the Board of Directors of the Surviving Company is divided into classes, then the directors of each of the classes of the Board of Directors of the Surviving Corporation as of immediately following the Effective Time shall be as follows:

Class	Designee	Term Expires
I	Investor Designee	2011
I	Investor Designee	2011
I	Investor Designee	2011
II	Investor Designee	2012
II	Investor Designee	2012
II	Investor Designee	2012
III	Investor Designee	2013
III	Company Designee	2013
III	Company Designee	2013

(c) Investor and the Company agree that in the event that any Investor Designee is unable or otherwise fails to serve, for any reason, as a director of the Surviving Company as of immediately following the Effective Time, Investor shall have the right to designate another individual to serve as a director of the Surviving Company as of immediately following the Effective Time in place of such Investor Designee. The Company shall cause such Investor Designee to be elected to the Board of Directors of the Surviving Company as of immediately following the Effective Time in accordance with the foregoing.

(d) Investor and the Company agree that in the event that any Company Designee is unable or otherwise fails to serve, for any reason, as a director of the Surviving Company as of immediately following the Effective Time, the Company shall have the right to designate another individual set forth on Schedule 1.6(a) (such individuals, the “Successor Company Designees”) to serve as a director of the Surviving Company as of immediately following the Effective Time in place of such Company Designee. The Company shall cause such Company Designee to be elected to the Board of Directors of the Surviving Company as of immediately following the Effective Time in accordance with the foregoing. If either of the Company Designees shall cease to serve as a director of the Surviving Company during his or her term, the Surviving Company’s Board of Directors shall designate a Successor Company Designee to serve as a director of the Surviving Company and shall fill the resulting vacancy with such Successor Company Designee, provided that such Successor Company Designee shall have consented to serve as a director of the Surviving Company.

1.7 Officers of the Surviving Company and Divisions. As of immediately following the Effective Time, the officers of the Surviving Company and divisions thereof shall be those individuals set forth on Exhibit C hereto, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Company.

ARTICLE II — MERGER CONSIDERATION;

ELECTION AND EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Investor, the Company or any shareholder of the Company:

(a) Each share of preferred stock, par value $1.00 per share, of Company (“Company Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each unit of membership interest in Investor (“Investor Unit”) issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive at the election of the holder thereof either: (i) 0.96679 shares of voting common stock, par value $1.00 per share, of the Surviving Company (“Surviving Company Voting Common Stock”); or (ii) 0.96679 shares of nonvoting common stock, par value $1.00 per share, of the Surviving Company (“Surviving Company Non-Voting Common Stock,” and together with the Surviving Company Voting Common Stock, the “Surviving Company Common Stock”) with each holder of Investment Units being entitled to elect to receive Surviving Company Voting Common Stock, Surviving Company Non-Voting Common Stock or a combination thereof with respect to such holder’s aggregate holdings of Investor Units (the “Investor Merger Consideration”). The aggregate Investor Merger Consideration represents approximately 60% of the Surviving Company Common Stock outstanding immediately after the Effective Time on a fully diluted basis, assuming aggregate commitments of the FHB Investors under the Equity Commitment Letters to subscribe for 2,161,887 Investor Units.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the provisions of this Agreement, the right to receive at the election of the holder thereof either: (i) $13.93 in cash (the “Cash Consideration”); or (ii) one share (the “Exchange Ratio”) of Surviving Company Common Stock (the “Stock Consideration”), with each holder of Company Common Stock being entitled to elect Cash Consideration, Stock Consideration or a combination thereof with respect to such shareholder’s aggregate holdings of Company Common Stock; provided, however, that, notwithstanding any other provision of this Agreement, an aggregate of 1,393,399 shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Stock Conversion Number”), representing approximately 60% of the Company Common Stock outstanding as of the date of this Agreement and approximately 40% of the Surviving Company Common Stock outstanding immediately after the Effective Time, each on a fully diluted basis, shall be converted into the Stock Consideration and the remainder of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the Cash Consideration. The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

2.2 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock and all Investor Units, when converted as provided in Sections 2.1(b) and 2.1(c), respectively, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”), if any, previously evidencing such shares or Investor Units shall thereafter represent only the right to receive for each such share of Company Common Stock or Investor Unit, as the case may be, the Merger Consideration and any cash in lieu of fractional shares of Surviving Company Common Stock in accordance with Sections 2.1(b), 2.1(c), and 2.3. At the Effective Time, (a) holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Surviving Company Common Stock as provided under this Article II and the right to receive any unpaid dividend with respect to the Company Common Stock with a record date occurring prior to the Effective Time, and (b) holders of Investor Units shall cease to be, and shall no rights as, members of Investor, other than the right to receive the Surviving Company Common Stock pursuant to Section 2.1(c). After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock, other than transfers of Company Common Stock that have occurred prior to the Effective Time.

2.3 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Surviving Company Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Investor shall pay to each holder of a fractional share of Surviving Company Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the last sale prices of Company Common Stock, as reported on NASDAQ Stock Market (“NASDAQ”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the three-NASDAQ trading day period ending two days preceding the Closing Date, rounded to the nearest whole cent.

2.4 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to a bank or trust company designated by Investor and reasonably satisfactory to the Company (the “Exchange Agent”)) in such form as the Company and Investor shall mutually agree (the “Election Form”), shall be mailed no later than fifteen Business Days prior to the anticipated Election Deadline (the “Mailing Date”) to each holder of record of Company Common Stock. Subject to Section 2.1(c), each Election Form shall permit the holder of record of Company Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). A record holder acting in different capacities or acting on behalf of other Persons (as defined in Section 9.2(a)) in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each Person for which it so acts. Shares of Company Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Company Common Stock as to which a Stock Election has been made are referred to herein as “Stock Election Shares.” Shares of Company Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(b) To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on a date no later than the fifth Business Day prior to the Closing Date to be mutually agreed upon by the parties (which date shall be publicly announced by Investor as soon as practicable prior to such date) (the “Election Deadline”), accompanied by the Certificates as to which such Election Form is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, however, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; provided, further, that failure to deliver shares of Company Common Stock covered by such guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made election, unless otherwise determined by the Exchange Agent, in its sole discretion. For shares of Company Common Stock held in book entry form, Investor shall establish procedures for delivery of such shares, which procedures shall be reasonably acceptable to the Company. If a holder of Company Common Stock either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes the holder’s Election Form prior to the

Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Company Common Stock held by such holder shall be designated Non-Election Shares. In addition, all Election Forms shall automatically be revoked, and all Certificates returned, if the Exchange Agent is notified in writing by Investor and the Company that this Agreement has been terminated. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Investor nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(c) The allocation among the holders of shares of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration will be made as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.3 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.3 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.3 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

2.5 Exchange Procedures.

(a) On or before the Closing Date, for the benefit of the holders of Certificates, (i) the Company shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Surviving Company Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) the Surviving Company shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article II (including the estimated amount of cash to be paid in lieu of fractional shares of Surviving Company Common Stock) (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”).

(b) No later than five Business Days following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 2.1, 2.3 and 2.4 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of Surviving Company Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check representing that amount of cash (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement and/or (iii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Surviving Company Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.5(b), each Certificate (other than Certificates representing Treasury Stock) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 2.1, 2.3 and 2.4 and any unpaid dividends and distributions thereon as provided in paragraph (c) of this Section 2.5. No interest shall be paid or accrued on any cash constituting Merger Consideration (including any cash in lieu of fractional shares) and any unpaid dividends and distributions payable to holders of Certificates.

(c) No dividends or other distributions with a record date after the Effective Time with respect to Surviving Company Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.5. After the surrender of a Certificate in accordance with this Section 2.5, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Surviving Company Common Stock represented by such Certificate.

(d) The Exchange Agent and the Surviving Company, as the case may be, shall not be obligated to deliver cash and/or a New Certificate or New Certificates representing shares of Surviving Company Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.5, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by the Surviving Company. If any New Certificates evidencing shares of Surviving Company Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of Surviving Company Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to the Surviving Company. Any shareholders of the Company who have not theretofore complied with Section 2.5(b) shall thereafter look only to the Surviving Company for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Surviving Company Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Surviving Company (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. The Surviving Company and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, the Surviving Company and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) The Surviving Company or the Company (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Company or the Company is required to deduct and withhold under applicable law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Company or the Company.

(g) Not later than the Closing Date, Investor shall deliver to the Company a schedule showing the number of shares of Surviving Company Voting Common Stock and Surviving Company Non-Voting Common Stock to be issued to each FHB Investor pursuant to the elections required by Section 2.1(b).

2.6 Anti-Dilution Provisions. In the event the Company changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Company Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio and/or the Cash Consideration shall be proportionately and appropriately adjusted. In the event the Investor changes the number of, or provides for the exchange of, Investor Units outstanding prior to the Effective Time for any reason, and the effective date therefor shall be prior to the Effective Time, the number of shares of Surviving Company Common Stock into which such Investor Units are to be converted shall be proportionately and appropriately adjusted.

2.7 Options.

(a) Each option to purchase Company Common Stock (collectively, the “Options”) granted under the Company’s 1999 Stock Option Plan and 1992 Stock Option Plan (the “Company Option Plans”), whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall, at the Effective Time be exchanged for an option to acquire shares of Surviving Company Common Stock (collectively, the “Company Option Assumption”) on the terms set forth in Section 2.8(b) below. Prior to the Closing Date, the Company shall use its reasonable best efforts to obtain the written acknowledgment of each holder of a then-outstanding Option with respect to the assumption of such Option in accordance with the terms of this Section 2.8. The Company’s 1987 Stock Option Plan, 1989 Stock Option Plan and 2001 Stock Option Plan shall terminate at the Effective Time.

(b)(i) The number of shares of Surviving Company Common Stock which may be acquired pursuant to the Company Option Assumption shall be equal to the product of the number of shares of Company Common Stock covered by the Option multiplied by the Exchange Ratio, provided that any fractional share of Surviving Company Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; (ii) the exercise price per share of Surviving Company Common Stock shall be equal to the exercise price per share of Company Common Stock of such Option, divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest whole cent; (iii) the duration and other terms of such Company Option Assumption shall be substantially identical to the duration and other terms of such Option (giving effect to the terms of the Company Option Plans or the Options providing for accelerated vesting as a result of the transactions contemplated by this Agreement) except that all references to Company shall be deemed to be references to Surviving Company and its affiliates, where the context so requires, and shall remain exercisable until the stated expiration date of the corresponding Option; (iv) Surviving Company shall assume such Option, whether vested or not vested, in a manner consistent with the requirements of the regulations under Section 424 of the Code; and (v) to the extent that Options qualify as incentive stock options under Section 422 of the Code, the Company Option Assumption shall be intended to so qualify. The Company Option Assumption shall be confirmed through appropriate written or electronic records. The foregoing is intended to effect an assumption of an Option by the Surviving Company under Section 424(a) of the Code and neither a Company Option Assumption nor the assumption of an Option shall give the holder of an Option additional benefits which he or she did not have under such Option within the meaning of Section 424(a)(1) of the Code. The Surviving Company shall not issue or pay for any fractional shares otherwise issuable upon exercise of an option issued pursuant to the Company Option Assumption.

2.8 Funding; Cash Consideration; Capital Contribution. At the Closing, Investor shall cause each of the FHB Investors to fund their respective Commitments (as such term is defined in the Equity Commitment Letters) such that Investor has funding in the amount equal to the sum of (a) the Cash Consideration and (b) the $16,168,077 aggregate capital contribution to the Company by the Investors (the “Capital Contribution”), and such that, immediately after the Effective Time, the Surviving Company is able to comply with its obligations with respect to the Cash Consideration under Section  2.5(a) and the Surviving Company is funded with the Capital Contribution.

ARTICLE III — REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 Making of Representations and Warranties.

Except as set forth in the disclosure schedule delivered by the Company to Investor on the date of this Agreement (the “Company Disclosure Schedule”) (the disclosures in which Company Disclosure Schedule shall qualify only (i) the representations and warranties of the Company set forth in the corresponding Section of this Agreement, and (ii) the representations and warranties set forth in any other Section of this Agreement, but in the case of this clause (ii) if and to the extent that it is reasonably apparent from the text of such disclosure that it is applicable to the representations and warranties set forth in such other Sections of this Agreement), the Company hereby makes to Investor the representations and warranties contained in this Article III.

3.2 Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the Board of Governors of the Federal Reserve System (the “FRB”) promulgated thereunder. The Company is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a Company Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.2 of the Company Disclosure Schedule.

3.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock, of which 2,322,332 shares were issued and outstanding, and 1,000,000 shares of Company Preferred Stock, of which 4,227 shares were issued and outstanding. The Company has no shares of Treasury Stock. In addition, as of the date hereof, there are 19,500 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Options. The outstanding shares of the Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no additional shares of the Company’s capital stock authorized or reserved for issuance, the Company does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and the Company does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights.

(b) Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary (as defined in Section 9.2(a)) of the Company.

(c) Schedule 3.3 of the Company Disclosure Schedule sets forth, as of the date hereof, for each Option, the name of the grantee, the date of grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to each Option, the vesting schedule of each Option, the number of shares of Company Common Stock that are currently exercisable with respect to such Option, the expiration date of each Option, and the exercise price per share.

3.4 Subsidiaries.

(a)(i) Schedule 3.4 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary, (ii) except as set forth on Schedule 3.4 of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company) by reason of any contractual right or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly-owned Subsidiary of the Company), (v) there are no contracts, commitments, understandings or arrangements relating to the Company’s rights to vote or to dispose of such securities and (vi) all of the equity securities of each such Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by the Company free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).

(b) Except as set forth on Schedule 3.4 of the Company Disclosure Schedule, the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of the Company’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for such failures to be so qualified or in good standing that would not have, individually or in the aggregate, a Company Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.4 of the Company Disclosure Schedule.

3.5 Corporate Power. Each of the Company and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

3.6 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of the Company and the Board of Directors of the Company (the “Company Board”). The Company Board (i) unanimously approved this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of Company Common Stock and (ii) unanimously resolved to recommend that the holders of Company Common Stock vote for the approval of this Agreement, the Merger and the Northeast Bancorp 2010 Stock Option and Incentive Plan attached hereto as Exhibit D (the “2010 Equity Plan”) at a meeting of the shareholders of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Investor, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The (x) affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of any class of capital stock of the Company required by the MBCA, the Articles of Incorporation of the Company or the Bylaws of the Company to approve this Agreement and the Merger; and (y) the affirmative vote of a majority of the votes cast by holders of the outstanding shares of Company Common Stock at the Company Meeting (as hereinafter defined) is the only vote required by the MBCA, the Articles of Incorporation of the Company, the Bylaws of the Company or the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market to approve the 2010 Equity Plan (together, the “Requisite Shareholder Approvals”).

3.7 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals (as defined in Section 9.2(a)), and the required filings under federal and state securities laws, and except as set forth on Schedule 3.7 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by the Company do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Company’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority (as defined in Section 9.2(a)) under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, the Company is not aware of any reasons relating to the Company or the Company Bank (including, without limitation, Community Reinvestment Act compliance or the USA Patriot Act) (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition(s) (as defined in Section 6.9) would be imposed.

3.8 Articles of Incorporation; Bylaws; Corporate Records. The Company has made available to Investor a complete and correct copy of its Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. The Company is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of the Company and each of its Subsidiaries contain complete and accurate records of all meetings held, and complete and accurate records of all other corporate actions of their respective shareholders and boards of directors (including committees of their respective boards of directors).

3.9 Compliance with Laws. Each of the Company and its Subsidiaries:

(a) is in substantial compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened;

(c) has received, since December 31, 2004, no notification or communication from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to the knowledge of the Company, do any grounds for any of the foregoing exist) or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by the Company within a certain time period or indefinitely; and

(d) has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in substantial compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and with all applicable collection practices in seeking payment under any loan or credit extension of such entity. In addition, there is no pending or, to the knowledge of the Company, threatened charge by any Governmental Authority that any of the Company and its Subsidiaries has violated, nor any pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

3.10 Litigation; Regulatory Action.

(a) Except as set forth on Schedule 3.10 of the Company Disclosure Schedule, no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such litigation, claim, suit, investigation or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Except as set forth on Schedule 3.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FRB, the Federal Deposit Insurance Corporation (“FDIC”), and the Maine Superintendent of Banks) or the supervision or regulation of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2005, a recipient of any supervisory letter from, or since January 1, 2005, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated bank or financial holding companies or their subsidiaries.

(c) Neither the Company nor any of its Subsidiaries, has been advised by a Governmental Authority that it will issue, or is aware of any facts which could give rise to the issuance by any Governmental Authority or is aware that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

3.11 SEC Documents; Financial Reports; and Regulatory Reports.

(a) The Company’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended June 30, 2009 (the “Company 2009 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed by the Company or any of its Subsidiaries subsequent to December 31, 2003 under the Securities Act (as defined in Section 9.2(a)), or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (as defined in Section 9.2(a)) (collectively, the “Company SEC Documents”), with the Securities and Exchange Commission (“SEC”), and all of the Company SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Company SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Company SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP (as defined in Section 9.2(a)) consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. Except for those liabilities that are fully reflected or reserved against in the most recent consolidated balance sheet of the Company and its Subsidiaries (the “Company Balance Sheet”) contained in the Company 2009 Form 10-K and, except for liabilities reflected in Company SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since June 30, 2009, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b) Except as set forth on Schedule 3.11 of the Company Disclosure Schedule, the Company and each of its Subsidiaries, officers and directors are in substantial compliance with, and have substantially complied, with (1) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market. The Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (3) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Except as set forth on Schedule 3.11 of the Company Disclosure Schedule, since December 31, 2004, the Company and its Subsidiaries have duly filed with the FRB, the FDIC, the Maine Superintendent of Banks and any other applicable Governmental Authority, in correct form the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate in compliance with the requirements of applicable laws and regulations.

3.12 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed prior to the date hereof or in Schedule 3.12 of the Company Disclosure Schedule, or as otherwise expressly permitted or expressly contemplated by this Agreement, since June 30, 2009, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, no fact or condition exists which is reasonably likely to cause a Company Material Adverse Effect in the future, (ii) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent accountants, (iii) any entry by the Company or any of its Subsidiaries into any contract or commitment of (A) more than $100,000 or (B) $100,000 per annum with a term of more than one year, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (v) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company or any of its Subsidiaries, (vi) any material election made by the Company or any of its Subsidiaries for federal or state income tax purposes, (vii) any material change in the credit policies or procedures of the Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any respect, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

3.13 Taxes and Tax Returns. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule:

(a) The Company and each of its Subsidiaries have timely filed all Tax Returns (as defined in Section 9.2(a)) that were required to be filed by any of them and all such Tax Returns are complete and correct in all material respects. The Company and each of its Subsidiaries have paid all Taxes (as defined in Section 9.2(a)) owed by them (whether or not shown as due on any Tax Returns).

(b) No assessment that has not been settled or otherwise resolved has been made with respect to Taxes, other than such additional Taxes as are being contested in good faith and which are described on Schedule 3.13 of the Company Disclosure Schedule. The Tax Returns of the Company and its Subsidiaries have been examined by the Internal Revenue Service (“IRS”) or other taxing authority, as applicable, for all years through December 31, 2006 (or the statute of limitations has closed without examination) and any liability with respect thereto has been satisfied. There are no disputes pending or claims asserted for Taxes or assessments upon either the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been requested to give, or has given, any currently effective waivers extending the statutory period of limitation applicable to any Tax assessment or deficiency. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No deficiency in Taxes or other proposed adjustment that has not been settled or otherwise resolved has been asserted by any taxing authority against the Company or any of its Subsidiaries. To the knowledge of the Company, no Tax Return of the Company or any of its Subsidiaries is now under examination by any applicable taxing authority. There are no Liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(c) Adequate provision (excluding any provision for deferred Taxes established to reflect timing differences between book and Tax income) has been made on the Company’s most recent balance sheet dated December 31, 2009. Since December 31, 2009, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes except for Taxes incurred in the ordinary course of business consistent with past practice. The Company has made available to Investor correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company, or any of its Subsidiaries filed or received since December 31, 2005.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any Person or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes.

(e) Neither the Company nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary income Tax Return (including any consolidated federal income Tax Return) other than one of which the Company was the parent.

(f) Neither Company nor its Subsidiaries has any liability for the Taxes of any Person or entity under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that will not be deductible under Code Section 162(m) or Code Section 280G.

(h) No property of the Company or any of its Subsidiaries is property that is or will be required to be treated as “tax exempt use property” within the meaning of Section 168(h) of the Code.

(i) The Company and each of its Subsidiaries is, and always has been, an accrual method taxpayer. None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) changes in method of accounting for a taxable period ending on or before the Closing Date, (B) closing agreement as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(j) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Section 361.

(k) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing by Company or its Subsidiaries to any employee, independent contractor, creditor, shareholder, or other third party.

(l) The Company and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, shareholders, or payees.

(m) No claim has ever been made by a governmental agency in a jurisdiction where either the Company or any of its Subsidiaries does not file a Tax Return that one of the foregoing may be subject to Taxes or Tax Return filing obligations by such jurisdiction.

(n) Other than the Subsidiaries of Seller, Seller does not have any interest in any trust, partnership, corporation, limited liability company, or other business entity.

(o) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(p) Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(q) Neither the Company nor any Subsidiary has elected to defer cancellation of indebtedness income under Section 108(i) of the Code.

3.14 Employee Benefit Plans.

(a) Schedule 3.14 of the Company Disclosure Schedule sets forth a list of every Employee Program (as defined below) that has been maintained by the Company or an ERISA Affiliate (as defined below) at any time during the six-year period ending on the Closing Date.

(b) Each Employee Program which has ever been maintained by the Company or an ERISA Affiliate and which has been intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS regarding its qualification under such section or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Employee Program for any period for which such Employee Program would not otherwise be covered by an IRS determination and, to the knowledge of the Company, no event or omission has occurred that would cause any Employee Program to lose such qualification. No event or omission has occurred which would cause any Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including, without limitation, Code Sections 105, 125, 401(a) and 501(c)(9)). Each asset held under any such Employee Program may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

(c)(i) Each Employee Program is, and has been operated in material compliance with applicable laws and regulations and is and has been administered in all material respects in accordance with applicable laws and regulations and with its terms. (ii) No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Program or any fiduciary or service provider thereof, and, to the knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. (iii) All payments and/or contributions required to have been made with respect to all Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Employee Program and applicable law.

(d) No Employee Program is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(e) Neither the Company nor any ERISA Affiliate has ever maintained any Employee Program which has been subject to Title IV of ERISA or Code Section 412 or ERISA Section 302, including, but not limited to, any Multiemployer Plan (as defined below). Except as described in Schedule 3.14 of the

Company Disclosure Schedule, none of the Employee Programs ever maintained by the Company or any ERISA Affiliate has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of Title I of ERISA) or has ever promised to provide such post-termination benefits.

(f) With respect to each Employee Program required to be listed on Schedule 3.14(a), complete and correct copies of the following documents (if applicable to such Employee Program) have previously been made available to Investor: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Section 401(a) or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the most recently filed IRS Forms 5500, with all applicable schedules and accountants’ opinions attached thereto; (iv) the most recent actuarial valuation reports completed with respect to such Employee Program; (v) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (vi) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Employee Program; (vii) any registration statement or other filing made pursuant to any federal or state securities law; and (viii) all non-routine correspondence to and from any state or federal agency with respect to such Employee Program.

(g)(i) Each Employee Program required to be listed on Schedule 3.14 of the Company Disclosure Schedule may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals under any Employee Program and no employee communications or provision of any Employee Program document has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Employee Program. (ii) Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Employee Program or adopt any arrangement or program which, once established, would come within the definition of a Employee Program.

(h)(i) The per share exercise price of each Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code. (ii) Since December 31, 2004 and through December 31, 2008, each Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (each, a “NQDC Plan”) has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004. From and after January 1, 2009, each NQDC Plan has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Program is, or to the knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(i) No Employee Program is subject to the laws of any jurisdiction outside the United States.

(j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Employee Program or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or an ERISA Affiliate.

(k) No Employee Program, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code or any other provision of the Code or any similar foreign law, as a result of the transactions contemplated by this Agreement alone or together with any other event.

(l) For purposes of this section:

(i) “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of a Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

(ii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers current or former employees, directors, or other service providers of such entity (or any of their spouses, dependents, or beneficiaries).

(iii) An entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).

(iv) “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

3.15 Labor Matters. The Company and its Subsidiaries are in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. Neither the Company nor any of its Subsidiaries is a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment. No work stoppage involving the Company or any of its Subsidiaries is pending, or to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is involved in, or, to the knowledge of the Company, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters that would reasonably be expected to interfere in any respect with the respective business activities of the Company or any of its Subsidiaries, if any, represented by any labor union, and to the knowledge of the Company, no labor union is attempting to organize employees of the Company or any of its Subsidiaries.

3.16 Insurance. The Company and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the Company Disclosure Schedule lists all insurance policies maintained by the

Company and each of its Subsidiaries as of the date hereof. All of the policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the knowledge of the Company, no such claim has been denied. Neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.17 Environmental Matters.

(a) Except as disclosed on Schedule 3.17 of the Company Disclosure Schedule, each of the Company and its Subsidiaries and each property owned, leased or operated by any of them (the “Company Property”) and, to the knowledge of the Company, the Loan Properties (as defined below), are, and have been, in material compliance with all Environmental Laws (as defined below).

(b) There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) or Oil (as defined below) at, in, to, on, from or affecting a Company Property or any property previously owned, operated or leased by the Company or any of its Subsidiaries.

(c) There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material or Oil at, in, to, on, from or affecting a Loan Property.

(d) Except as set forth on Schedule 3.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.17 could reasonably be based. No facts or circumstances have come to the Company’s attention which would reasonably cause it to believe that a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.17 would reasonably be expected to occur.

(e) During the period of (i) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or (ii) the Company’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the knowledge of the Company, there has been no release of Hazardous Material or Oil at, in, to, on, from or affecting such Company Property or Loan Property, and no Hazardous Material or Oil is present at, in, on, or under any such Company Property or Loan Property that would result in any liabilities or obligation pursuant to Environmental Law. To the knowledge of the Company, prior to the period of (A) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or any property previously owned, operated or leased by the Company or any of its Subsidiaries, or (B) the Company’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material or Oil at, in, to, on, from or affecting any such property that would result in any liabilities or obligation pursuant to Environmental Law.

(f) Neither the Company nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq.) of any Loan Property and there are no Participation Facilities (as defined below).

(g) The following definitions apply for purposes of this Agreement: (i) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by the Company or any of its Subsidiaries; (ii) “Participation Facility” means any facility in which the Company or any of its

Subsidiaries participates or has participated in the management of environmental matters; (iii) “Hazardous Material” means any compound, chemical, pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, as any of the foregoing may be defined, identified or regulated under or pursuant to any Environmental Laws, and including without limitation, asbestos, asbestos-containing materials, polychlorinated biphenyls, toxic mold, or fungi, or any other material that may pose a threat to the Environment or to human health and safety but excludes substances in kind and amounts typically used or stored for cleaning purposes or other routine maintenance or operation of motor vehicles used by tenants (if applicable) or guests and otherwise in compliance with Environmental Laws; (iv) “Oil” means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. Section 1251 et seq., or any other Environmental Law; (v) “Environment” means any air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource; and (vi) “Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material or Oil. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material or Oil as in effect on or prior to the date of this Agreement.

3.18 Intellectual Property. The Company or its Subsidiaries owns or possesses valid and binding licenses and other rights to use all material patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their businesses (the “Company Intellectual Property”), each without payment, and neither the Company nor any of its Subsidiaries has received any notice of material infringement or material conflict with respect thereto that asserts the rights of others, nor does the Company have knowledge of any such infringement or conflict. The Company and its Subsidiaries have performed all the obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to the Company Intellectual Property.

3.19 Material Agreements; Defaults.

(a) Except as set forth on Schedule 3.19 of the Company Disclosure Schedule or the index of exhibits in the Company 2008 Form 10-K, and except for this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is a party to or is bound by (i) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of the Company; (ii) any written (or oral) agreement, arrangement, or commitment relating to the employment, including, without limitation, engagement as a consultant of any Person, or the election or retention in office or severance of any present or former director or officer of the Company or any of its Subsidiaries; (iii) any contract, agreement, or understanding with any labor union; (iv) any agreement by and among the Company or any of its Subsidiaries, and/or any Affiliate thereof; (v) any contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Company as of the date hereof that has not been filed as an exhibit to the Company 2008 Form 10-K; (vi) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement would result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any officer or employee thereof; (vii) any agreement, arrangement or commitment (whether written or oral) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of in excess of $25,000 per annum individually or $100,000 in the aggregate; (viii) any agreement, arrangement or commitment (whether written or oral) which restricts the conduct of any line of business by the Company or any of its Subsidiaries; or (ix) any agreement, arrangement or commitment (whether written or oral) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.19(a), whether or not set forth on Schedule 3.19 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has previously made available to Investor complete and correct copies of all of the Company Material Contracts, including any and all amendments and modifications thereto.

(b) Each Company Material Contract is legal, valid and binding upon the Company or its Subsidiaries, as the case may be, and to the knowledge of the Company, all other parties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach of or default under any Company Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under such Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.20 Property and Leases.

(a) Each of the Company and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the most recent balance sheet in the Company SEC Documents, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the Company Balance Sheet or incurred in the ordinary course of business after the date of the Company Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any of its Subsidiaries consistent with past practice, and (v) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by the Company’s Subsidiaries acting in a fiduciary capacity.

(b) Each lease of real property to which the Company or any of its Subsidiaries is a party, and all amendments and modifications thereto, is in full force and effect, and there exists no default under any such lease by the Company or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, except for such breaches and defaults which, individually or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by such lease.

3.21 Inapplicability of Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “business combination,” “control share,” “fair price” or other takeover defense laws and regulations (collectively, “Takeover Laws”), if any, of the State of Maine.

3.22 Regulatory Capitalization. The Company Bank is, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Company is, and immediately prior to the Effective Time will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

3.23 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit and loan commitments (collectively, “Loans”), on the Company’s or any of its Subsidiaries’ books and records, was made and has been serviced in accordance with the Company’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes, to the Company’s knowledge, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms in all material respects, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor’s rights and to general equity principles. The Company has previously made available to Investor complete and correct copies of its lending policies. The deposit and loan agreements of the Company and its Subsidiaries are in substantial compliance with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Company SEC Documents and financial statements filed therewith, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(b) Schedule 3.23 of the Company Disclosure Schedule discloses as of December 31, 2009: (A) any Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to the knowledge of the Company, in default of any other provision thereof; (B) each Loan which has been classified as “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by the Company, its Subsidiaries or a Governmental Authority (the “Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; (D) each Loan with any director, executive officer or five percent (5%) or greater shareholder of the Company, or to the knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing; and (E) a listing of each residential mortgage Loan and the lien position with respect to the property securing the Loan. All Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by the Company or any of its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectibility or present other unfavorable features.

(c) The Company shall promptly after the end of each quarter after the date hereof and upon Closing inform Investor of the amount of Loans subject to each type of classification of the Classified Loans.

3.24 Trust Business; Administration of Fiduciary Accounts. The Company Bank (i) has been duly appointed to all fiduciary or representative capacities it holds with respect to the Trust Business (as defined below) and all such appointments are currently in effect, and (ii) has all authorizations, approvals, licenses and permits necessary for the conduct of its Trust Business. The Company Bank has properly administered, in all material respects, the accounts for which it acts as a fiduciary, including, without limitation, to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. To the knowledge of the Company, neither the Company nor any of its Subsidiaries and none of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account. For purposes of this Section 3.24, “Trust Business” shall mean the trusts, executorships, administrations, guardianships, conservatorships, and other representative capacities at the Company Bank’s banking and trust offices.

3.25 Investment Management and Related Activities. Except as set forth on Schedule 3.25 of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or the Company’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

3.26 Derivative Transactions. All Derivative Transactions (as defined below) entered into by the Company or any of its Subsidiaries were entered into in accordance, in all material respects, with applicable rules, regulations and policies of any Governmental Authority, and in accordance, in all material respects, with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Company and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. For purposes of this Agreement, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.27 Repurchase Agreements. With respect to all agreements pursuant to which the Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, the Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

3.28 Deposit Insurance. The deposits of the Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by law, and each Subsidiary has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened.

3.29 CRA, Anti-money Laundering and Customer Information Security. Neither the Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and the Company is not aware of, and none of the Company and its Subsidiaries has been advised of, or has any reason to believe (based on the Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2008, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause the Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the regulations promulgated thereunder (the “USA Patriot Act”), any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the Board of Directors of the Company Bank has adopted and the Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

3.30 Transactions with Affiliates. Except as set forth in Schedule 3.30 of the Company Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder, director, employee or Affiliate (as defined in Section 9.2(a)) of the Company or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Company or any of its Subsidiaries. Except as set forth in Schedule 3.30 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Company and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

3.31 Brokers; Fairness Opinion. No action has been taken by the Company or any of its Subsidiaries that would give rise to any valid claim against the Company for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Keefe, Bruyette & Woods, Inc. (the “Financial Advisor”) by the Company. The fee payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between the Company and the Financial Advisor, a complete and correct copy of which has been previously provided to Investor. The Company has received the opinion of the Financial Advisor, to the effect that, as of the date hereof, the Merger Consideration to be received by the shareholders of the Company pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded, and remains in full force and effect. The Company has been authorized by the Financial Advisor to permit the inclusion of such opinion in its entirety in the Proxy Statement/Prospectus (as defined in Section 6.3(a)).

3.32 Company Expenses. As of the date of this Agreement, the Company’s estimated expenses incurred and to be incurred in connection with the Merger, this Agreement and the transactions contemplated thereby are set forth on Schedule 3.32 of the Company Disclosure Schedule.

ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF INVESTOR

4.1 Making of Representations and Warranties.

Except as set forth in the disclosure schedule delivered by Investor to the Company on the date of this Agreement (the “Investor Disclosure Schedule”) (the disclosures in which Investor Disclosure Schedule shall qualify only (i) the representations and warranties of Investor set forth in the corresponding Section of this Agreement, and (ii) the representations and warranties set forth in any other Section of this Agreement, but in the case of this clause (ii) if and to the extent that it is reasonably apparent from the text of such disclosure that it is applicable to the representations and warranties set forth in such other Sections of this Agreement), Investor hereby makes to the Company the representations and warranties contained in this Article IV.

4.2 Organization, Standing and Authority. Investor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Investor is duly qualified to do business and is in good standing in the jurisdictions where its ownership of leasing of property or the conduct of its business requires it to be so qualified, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, an Investor Material Adverse Effect.

4.3 Corporate Power. Investor has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets, and Investor has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions hereby.

4.4 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of Investor. Investor has duly executed and delivered this Agreement and, assuming the due authorization, execution by the Company, this Agreement is a legal, valid and binding agreement of Investor, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity).

4.5 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals, and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by Investor do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of Investor or to which Investor or any property or asset of Investor is subject or bound, (ii) constitute a breach or violation of, or a default under, the certificate of formation or limited liability company agreements of Investor, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, Investor is not aware of any reasons relating to Investor (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition(s) would be imposed. Investor does not know of any regulatory approvals, other than the Regulatory Approvals, which Investor or the FHB Investors may be required to obtain in order to consummate the transactions contemplated hereby.

4.6 Compliance with Laws. The Investor:

(a) is in substantial compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto;

(b) has conducted any capital raising activities (including, without limitation, raising capital from the FHB Investors) in material compliance with all applicable statutes and regulations including, without limitation, the Securities Act of 1933, as amended, and state “blue sky” laws.

4.7 Investor Organizational Documents. Investor has made available to the Company a complete and correct copy of the Certificate of Formation and Operating Agreement, and other operational documents, agreements or arrangements, each as amended to date, of Investor (collectively, the “Investor Organizational Documents”). Investor is not in violation of any of the terms of the Investor Organizational Documents, as applicable. Investor is not a party to any material agreements other than (a) as set forth on Schedule 4.7 of the Investor Disclosure Schedule and (b) any agreements to be entered into with future employees, consistent with the Business Plan.

4.8 Litigation.

(a) No litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against Investor, and, to the knowledge of Investor, no litigation, claim, suit, investigation or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither Investor nor any of its respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority that, in each case, would have an Investor Material Adverse Effect.

(c) Neither Parent nor Investor has been advised by a Governmental Authority that it will issue, or is aware of any facts which could give rise to the issuance by any Governmental Authority or is aware that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

4.9 Available Funds.

(a) Investor has made available to the Company on or prior to the date hereof a true, accurate and complete copy of executed commitment letters (the “Equity Commitment Letters”), pursuant to which certain parties (each, an “FHB Investor” and together, the “FHB Investors”) have committed to invest the cash amount set forth therein subject to the terms therein (the “Financing”).

(b) As of the date hereof, each Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of such FHB Investor. Except as set forth in the Equity Commitment Letter, there are no (i) conditions precedent to the obligation of the Investors to fund the full amount of the Financing; or (ii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing to which the FHB Investors are a party that would materially affect the availability of the Financing. As of the date hereof, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Investor or, to its knowledge, any FHB Investor under any term or condition of the Equity Commitment Letter, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, and the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 hereof, Investor has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letters. Subject to the terms and conditions of this Agreement and as of the date hereof, assuming the funding of the Financing in accordance with the terms and conditions of the Equity Commitment Letters, the aggregate proceeds from the Financing constitute all of the financing required to be provided by Investor for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Investor’s obligations under this Agreement, including the payment of the Merger Consideration and the payment of all associated costs and expenses for which Investor is responsible under this Agreement, and the Capital Contribution.

4.10 Capitalization of Investor. As of the date of this Agreement, the outstanding limited liability company interests of Investor (the “Investor LLC Interests”) are set forth on Schedule 4.10 of the Investor Disclosure Schedule. Except as provided in the Equity Commitment Letters or as set forth in Schedule 4.10 of the Investor Disclosure Schedule, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Investor LLC Interests or any equity interests equivalent or other nominal interest in Investor (the “Investor Equity Interests”), pursuant to which Investor is or may become obligated to issue limited liability company interests or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Investor Equity Interests. Except as provided in the Equity Commitment Letters or as set forth on Schedule 4.10 of the Investor Disclosure Schedule, there are no contracts or commitments to which Investor is a party relating to the issuance, sale or transfer of any Investor Equity

Interests. Investor was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.11 Business Plan. Investor has made available to the Company on or prior to the date hereof a true, accurate and complete copy of a description, in all material respects, of the proposed principal operating activities of the Surviving Company after the Effective Time (the “Business Plan”).

4.12 No Negotiations. As of the date of this Agreement, Investor is not evaluating or negotiating the acquisition or merger of any other Person other than the Company.

4.13 Brokers. No action has been taken by Investor that would give rise to any valid claim against Investor for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

4.14 Investor Expenses. As of the date of this Agreement, Investor’s estimated expenses incurred and to be incurred in connection with the Merger, this Agreement and the transactions contemplated thereby are set forth on Schedule 4.14 of the Investor Disclosure Schedule.

ARTICLE V — COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Company Forbearances. From the date hereof until the Effective Time, except as set forth in the Company Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Investor, the Company will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or, fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would (i) adversely affect the ability of any party to obtain any necessary approval of any Governmental Authority required for the transactions contemplated hereby or (ii) adversely affect its ability to perform any of its material obligations under this Agreement.

(b) Stock. (i) Other than pursuant to and in accordance with the terms of the award agreements relating to stock options or stock-based awards outstanding as of the date hereof and listed on the Company Disclosure Schedule, or pursuant to the Company’s Dividend Reinvestment and Stock Purchase Plan or Employee Stock Purchase Plan, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) accelerate the vesting of any existing stock options, stock appreciation rights or other rights to subscribe for or acquire shares of stock, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(c) Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of Company Common Stock other than (A) regular quarterly cash dividends on Company Common Stock of no more than $0.09 per share consistent with past practice, and (B) dividends from wholly-owned Subsidiaries to the Company or any wholly-owned Subsidiary of the Company, as applicable, and (C) a pro-rata portion of the Company’s regular quarterly cash dividend for any period between the date of the last dividend paid by the Company and the Closing Date or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire any shares of its stock, other than in connection with repurchases of shares of its stock for issuance under the Company’s dividend reinvestment plan and the Company’s Option Plans, in the ordinary course of business consistent with past practice. After the date hereof, the Company shall coordinate with Investor regarding the declaration of any dividends in respect of the Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Company Common Stock shall not receive two dividends for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Surviving Company Common Stock that such holders receive in exchange therefor in the Merger.

(d) Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance or similar agreements or arrangements with any of its directors, officers, employees or consultants, or grant any salary or wage increase, or increase any employee benefit (including incentive or bonus payments), except for (i) normal increases in compensation to employees in the ordinary course of business consistent with past practice; provided, however, that no such increase shall exceed five percent (5%) of an individual’s current annual compensation; provided, further, that no increases shall be permitted for James D. Delamater, Robert S. Johnson, Marcel C. Blais or Pender J. Lazenby, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.19 of the Company Disclosure Schedule, or (iv) the hiring of at-will employees at an annual rate of salary not to exceed $50,000 to fill vacancies that may arise from time to time in the ordinary course of business.

(e) Benefit Plans. Except as may be required by (i) applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14 of the Company Disclosure Schedule, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of the Company or any of its Subsidiaries, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

(f) Dispositions. (i) Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any assets relating to the insurance agency business, or (ii) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue more than $50,000, in the aggregate, of any other assets, deposits, business or properties, except with respect to clause (ii) in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries taken as a whole.

(g) Governing Documents. Amend its Articles of Incorporation or Bylaws (or equivalent documents).

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Except as set forth on Schedule 5.1(i) of the Company Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

(j) Contracts. Enter into or terminate any Company Material Contract or amend or modify in any material respect any of its existing Company Material Contracts.

(k) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is a party as of the date hereof or becomes a party after the date of this Agreement.

(l) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(m) Derivative Transactions. Enter into any Derivative Transactions.

(n) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice and with a term of less than one year.

(o) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than U.S. government sponsored enterprise bonds with a term no greater than two years.

(p) Loans. Make any loan, loan commitment, letter of credit or other extension of credit other than in the ordinary course of business consistent with past practice and in an amount of less than $1,000,000.

(q) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(r) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP.

(s) Tax Matters. Make or change any Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(t) Loan Policies. Change its loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.

(u) Adverse Actions. Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

(v) Agreements. Agree or commit to do anything prohibited by this Section 5.1.

5.2 Investor Forbearances. From the date hereof until the Effective Time, except as set forth in the Investor Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, Investor will not, and will cause each of its Subsidiaries not to knowingly take any action that would, or would be reasonably likely to, result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) an acquisition or merger involving the Investor and a party other than the Company, (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iv) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

ARTICLE VI — ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Investor agree to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including, without limitation, effecting all filings and obtaining (and cooperating with the other party hereto to obtain) any permit, consent, authorization, order or approval of, or any exemption by, any Governmental Authority (including, but not limited to, the Regulatory Approvals) and any other third party that is required to be obtained by the Company or Investor or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger and the transactions contemplated hereby, and using reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the Merger and the transactions contemplated hereby or seeking material damages, and each shall cooperate fully with the other party hereto to that end.

6.2 Shareholder Approval.

(a) Following the execution of this Agreement, the Company shall take, in accordance with applicable law, applicable rules of NASDAQ and its Articles of Incorporation and Bylaws, all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable (and in any event within 45 days following the time when the Registration Statement is declared effective, subject to extension with the consent of Investor) to consider and vote upon the approval of this Agreement and the Merger, the 2010 Equity Plan, and any other matter required to be approved by the shareholders of the Company in order to consummate the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”). Subject to Section 6.6 hereof, the Company shall use its reasonable best efforts to solicit from its shareholder proxies in favor of the approval of this Agreement and the Merger, the 2010 Equity Plan, and any other matter required to be approved by the shareholders of the Company in order to consummate the transactions contemplated hereby (including any adjournments or postponements thereof). The Company shall keep Investor updated with respect to proxy solicitation results as reasonably requested by Investor.

(b) Subject to Section 6.6 hereof, the Company shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited in compliance with the MBCA, the Articles of Incorporation and Bylaws of the Company, and all other applicable legal requirements.

(c) Subject to Section 6.6 hereof, (i) the Company Board shall recommend that the Company’s shareholders vote to approve this Agreement and the Merger, the 2010 Equity Plan, and any other matters required to be approved by the Company’s shareholders for consummation of the transactions contemplated hereby (the “Company Recommendation”), and (ii) the Proxy Statement/Prospectus shall include the Company Recommendation.

6.3 Registration Statement.

(a) Investor and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Company with the SEC in connection with the issuance of the Surviving Company Common Stock to Company shareholders in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Each of Investor and the Company agree to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company also agrees to use reasonable best efforts to obtain any necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Investor agrees to cooperate with the Company and the Company’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Financial Advisor and the Company’s independent auditors in connection with the Registration Statement and the Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its expense, shall promptly mail the Proxy Statement/Prospectus to its shareholders.

(b) Each of Investor and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of Investor and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to shareholders and at the time of the Company Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of Investor and the Company further agrees that if it shall become aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Proxy Statement/Prospectus.

(c) The Company will advise Investor, promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Surviving Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.4 Press Releases. Investor and the Company will consult with each other before issuing any press release with respect to this Agreement and the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party, to the extent practicable), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

6.5 Access; Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause its Subsidiaries, if any, to, afford the other party and its officers, employees, counsel, accountants, advisors and other authorized representatives (collectively, “Representatives”), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries, if any, to, furnish promptly to the other party and its Representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws (other than reports or documents that such party, or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of such party and its Subsidiaries as the other party or its Representatives may reasonably request. Neither party nor any party’s Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney-client privilege of the party in possession or control of such information or contravenes any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) Each party agrees to hold all information and documents obtained pursuant to this Section 6.5 in confidence (as provided in, and subject to the provisions of, the Company Confidentiality Agreement and the Investor Confidentiality Agreement, as the case may be), as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such party’s obligation to consummate the transactions contemplated by this Agreement.

(c) Prior to the Effective Time, Investor will provide the Company with prompt notice of any proposed material change to the Business Plan and, prior to the Effective Time, Investor shall not effect any such proposed material change to the Business Plan without the Company’s prior written consent, such written consent not to be unreasonably withheld, delayed or conditioned.

6.6 No Solicitation.

(a) The Company shall not and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of the Company and its Subsidiaries (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) except as permitted by Section 6.6(e), participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Investor) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party relating to an Acquisition Proposal; or (iv) except as permitted by Section 6.6(e), enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Investor), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company or any of its Subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of the Company and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition to any Person of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.6(a), the Company may take any of the actions described in clause (ii) of Section 6.6(a) if, but only if, (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.6; (ii) the Company Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and a nationally recognized, independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law; and (iii) prior to furnishing or affording access to any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms not materially less favorable to the Company than those contained in the Company Confidentiality Agreement. The Company shall promptly provide to Investor any non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to Investor, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Company Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation (i) would, if consummated, result in the acquisition of more than fifty percent (50%) of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the Company’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing, and (B) is, in light of the other terms of such proposal, more favorable to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) The Company shall promptly (and in any event within 48 hours) notify Investor in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). The Company agrees that it shall keep Investor informed, on a reasonably current basis, of the status and material terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Investor in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation);

(ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.6(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (any such action described in this Section 6.6(d), an “Adverse Recommendation Change”).

(e) Notwithstanding Section 6.6(d), prior to the date of the Company Meeting, the Company Board may approve or recommend to the shareholders of the Company a Superior Proposal and effect an Adverse Recommendation Change in connection therewith and terminate this Agreement in accordance with Section 8.1(g) (a “Company Subsequent Determination”) after the fifth Business Day following Investor’s receipt of a notice (the “Notice of Superior Proposal”) from the Company advising Investor that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.6) constitutes a Superior Proposal (it being understood that the Company shall be required to deliver a new Notice of Superior Proposal if the Acquisition Proposal that the Company Board has determined to be a Superior Proposal is revised in any material respect) if, (i) the Company Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law, (ii) during the five Business Day Period after receipt of the Notice of Superior Proposal by Investor, the Company and the Company Board shall have cooperated and negotiated in good faith with Investor to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Investor shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of such five Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Investor since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.6(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the effecting of an Adverse Recommendation Change in connection with the making of a Company Subsequent Determination by the Company Board shall not change the approval of the Company Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(f) Nothing contained in this Section 6.6 shall prohibit the Company or the Company Board from complying with the Company’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed an Adverse Recommendation Change unless the Company Board reaffirms the Company Recommendation in such disclosure.

6.7 Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.

6.8 Shares Listed. Prior to the Effective Time, Investor shall use its reasonable best efforts to obtain approval for listing on NASDAQ the shares of Surviving Company Common Stock to be issued to the holders of the Company Common Stock in the Merger.

6.9 Regulatory Applications; Filings; Consents. Investor and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (a) to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals, (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (c) to cause the Merger to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall any FHB Investor, Investor or the Company be required to agree to, or otherwise become subject to, any prohibition, limitation, or other requirement which would (i) impose any term, condition or restriction upon any FHB Investor, Investor, the Company or any of its Subsidiaries, or the Surviving Company or any of its Subsidiaries that would reasonably be expected to materially adversely affect (A) the ability of the Surviving Company or any of its Subsidiaries to operate any material portion of its business or assets in a manner other than as set forth in any submissions to the FRB or (B) any FHB Investor, in each case so as to render inadvisable the consummation of the transactions contemplated in this Agreement, (ii) prohibit or materially limit the ownership or operation by the Company or any of its Subsidiaries, or the Surviving Company or any of its Subsidiaries, of all or any material portion of its business or assets, or (iii) compel the Company or any of its Subsidiaries, or the Surviving Company or any of its Subsidiaries, to dispose of or hold separate all or any material portion of the business or assets (any of the foregoing, a “Burdensome Condition”). Provided the Company has cooperated as required above, Investor agrees to file the requisite applications to be filed by it with the FRB, FDIC, the Maine Superintendent of Banks and the Governmental Authorities of the states in which Investor, the Company and their respective Subsidiaries operate. Each of Investor and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Each of Investor and the Company agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company’s Articles of Incorporation or Bylaws or in the similar governing documents of the Company’s Subsidiaries as in effect as of the date hereof with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(b) Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company, so long as the aggregate cost is less than or equal to $150,000 (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, the Company may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of event the Surviving Company shall assume the obligations set forth in this Section 6.10.

(d) Investor and the Company agree that at the Effective Time, the Surviving Company shall enter into separate indemnification agreements in the form attached hereto as Exhibit E with each of the Investor Designees and the Company Designees, which indemnification agreements shall provide such Investor Designees and Company Designees with rights to customary indemnification and advancement of expenses.

(e) The provisions of this Section 6.10 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party, Investor Designee and Company Designee, as applicable, and his or her heirs and representatives.

6.11 Employees and Benefit Plans.

(a) For a period of 12 months after the Effective Time, the Surviving Company or its successor shall: (a) use its reasonable best efforts to retain each present full-time employee of the Surviving Company at such employee’s current position (or, if offered to, and accepted by, an employee, a position for which the employee is qualified at a salary commensurate with the position), unless the Board of Directors of the Surviving Company determines that compliance with the terms of this clause (a) would be inconsistent with the Board’s fiduciary duties under applicable law; and (b) pay compensation to each person who was employed as of the Effective Time and who continues to be employed by the Surviving Company on or after the Effective Time, that is at least equal to the aggregate compensation that such person was receiving from the Company prior to the Effective Time. In the event the Surviving Company or its successor does not employ or terminates the employment (other than (i) termination by the employee, (ii) termination of the employee by the Surviving Company as a result of unsatisfactory performance of his or her duties or for cause, or (iii) as a result of the death or disability of the employee) of employees of the Company as of the Effective Time who are not subject to employment agreements, the Surviving Company or its successor shall pay severance benefits to such employee as follows: (y) in the event employment is terminated on or prior to the date which is one year after the Effective Time, in accordance with the severance plan attached hereto as Schedule 6.11(a); or (z) in the event employment is terminated thereafter, in accordance with the then existing severance policy of the Surviving Company. The provisions of this Section 6.11(a) shall not apply with respect to any sale of any unit, division or assets by the Surviving Company after the Effective Time.

(b) Subject to Section 2.7, at the Effective Time, all Employee Programs shall remain in effect to the same extent that such Employee Programs were in effect immediately prior to the Effective Time; provided, however, that (i) for a period of at least 12 months following the Effective Time, the Surviving Company shall provide employee benefits to those Company employees as of immediately prior to the Effective Time who continue to be employed by the Surviving Company on and after the Effective Time (for so long as such employees are employed by the Surviving Company) that are substantially similar in the aggregate to the benefits under the Employee Programs prior to the Effective Time; (ii) for vesting and eligibility purposes for employee benefits under each Employee Program and/or any employee benefit plan established by the Surviving Company after the Closing Date, employees, former employees and directors, if applicable, of the Company shall receive credit for years of service with the Company; and (iii) at any time after the Effective Time, the Surviving Company may discontinue and terminate the Employee Programs, subject to (ii) above; provided, further, that, subject to the approval of shareholders at the Company Meeting, the Surviving Company shall adopt the 2010 Equity Plan and shall make grants of restricted stock and stock options in accordance with the terms of the 2010 Equity Plan, in the amounts set forth on Schedule 6.11(b) and as disclosed in the Proxy Statement/Prospectus.

(c) Notwithstanding anything else contained herein to the contrary, nothing in this Section 6.11 shall be construed to create any third party beneficiary rights in any Person who is not a party to this Agreement.

6.12 Notification of Certain Matters. Each of Investor and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Investor Material Adverse Effect or Company Material Adverse Effect, respectively, (b) constitutes or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (c) has caused or resulted in or would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement. No such notice by Investor or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Investor’s or the Company’s obligations to consummate the transactions contemplated by this Agreement. Each of Investor and the Company shall give prompt notice to the other of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Merger or the other transactions contemplated in this Agreement, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger and other transactions contemplated by this Agreement, and (ii) any actions, suits, claims, investigations or proceedings commenced by or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Merger or the other transactions contemplated by this Agreement.

6.13 Confidentiality Agreements. The Company Confidentiality Agreement and the Investor Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with their terms.

6.14 Section 16 Votes. Prior to the Effective Time, the Company shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition or disposition of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of the Company and, if applicable, holder of Investor Units, who is subject to Section 16 of the Exchange Act.

6.15 Tax Returns. Any Tax Returns filed by the Company or its Subsidiaries after the date hereof but prior to the Closing Date shall be provided to Investor at least 15 days prior to filing for its review and comment and the Company shall make all such changes as are reasonably requested by Investor.

6.16 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the transfer of Company Common Stock shall be paid by the holders of Company Common Stock. Subject to the foregoing sentence, all other Transfer Taxes incurred in connection with the transactions contemplated by this Agreement shall be paid by Company. The applicable Parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.

6.17 Resignations. The Company shall prepare and deliver to Investor at or prior to the Effective Time evidence of such resignations of any directors of the Company and Northeast Bank, effective at the Effective Time, necessary to effectuate the composition of the management and Board of Directors contemplated in Sections 1.6 and 1.7.

6.18 Shareholder Litigation. The Company shall give Investor the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors arising after the date hereof as a result of the transactions contemplated by this Agreement, and no such settlement in connection therewith shall be agreed upon without Investor’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

6.19 Coordination.

(a) The Company shall take any actions Investor may reasonably request prior to the Effective Time to facilitate the Merger and the transactions contemplated herein. Without limiting the foregoing, senior officers of Company and Investor shall meet from time to time as Investor may reasonably request, and in any event not less frequently than monthly, to review the Business Plan and the financial and operational affairs of Company and Northeast Bank, and Company shall give due consideration to Investor’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, Investor shall not under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time.

(b) Upon Investor’s reasonable request, prior to the Effective Time and consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as reasonably requested by Investor. Notwithstanding the foregoing, no such modifications, changes or divestitures of the type described in this Section 6.19(b) need be made prior to the satisfaction of the conditions set forth in Sections 7.1(a) and 7.1(b).

(c) No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.19 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

6.20 Registration Rights. Schedule 6.20 of the Investor Disclosure Schedule sets forth the Surviving Company’s obligations to register certain resales of Surviving Company Voting Common Stock held by the FHB Investors. The provisions of this Section 6.20 are intended to be for the benefit of, and shall be enforceable by, the FHB Investors.

6.21 Form S-8. The Surviving Company agrees to file a registration statement on Form S-8 for the shares of Surviving Company Common Stock issuable with respect to the 2010 Equity Plan promptly, but in no event later than five Business Days, following the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such Options remain outstanding.

6.22 Stock Purchase Agreement. The Surviving Company shall assume the due and punctual performance of the covenants, agreements and conditions set forth in the Stock Purchase Agreement dated December 12, 2009 by and between the Company and the United States Department of Treasury.

6.23 Post-Closing Operations.

(a) For a period of three years after the Effective Time, Investor agrees that Surviving Company shall (subject to the right of the Surviving Company to terminate such obligations under this Section (a) as provided in subsection (b) below) (i) support the Company’s existing local communities by, among other things, encouraging the active involvement of management and employees in community events, maintaining a local presence and committing reasonable amounts of Surviving Company resources to support of community events; (ii) subject to supervision and oversight by the Board of Directors and senior management of the Surviving Company, preserve the local loan approval authority of the officers and employees of the Surviving Company; and (iii) preserve and use the present name of “Northeast Bank” for the community bank operations in Maine; (iv) preserve Surviving Company’s status as a Maine chartered institution with headquarters in its current geographic footprint; and (v) pursue the Business Plan using the Surviving Company as a platform company.

(b) The obligations under subsection (a) of this Section may be terminated by Surviving Company as a result of (i) regulatory requirements, (ii) safe and sound banking practices as required by bank regulatory agencies, or (iii) a determination by the Board of Directors of the Surviving Company that failure to effect such amendment or termination would be inconsistent with its fiduciary duties under applicable law.

6.24 FHB Investor Matters. The Surviving Company shall honor the elections made by those FHB Investors that elect at the Effective Time to be subject to Article FOURTH of the Articles of Incorporation of the Surviving Company attached hereto as Exhibit A.

ARTICLE VII — CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The obligations of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Vote. The Requisite Shareholder Approval shall have been obtained at the Company Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals and any other regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. None of such Regulatory Approvals or other regulatory approvals shall impose any term, condition or restriction upon any FHB Investor, the Company or any of its Subsidiaries or Investor or any of its Subsidiaries that such FHB Investor, Investor or the Company reasonably determines is a Burdensome Condition.

(c) No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) NASDAQ Listing. The shares of Surviving Company Common Stock issuable pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

7.2 Conditions to the Obligations of Investor. The obligation of Investor to consummate the Merger is also conditioned upon the satisfaction or waiver by Investor, at or prior to the Effective Time, of each of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Company Material Adverse Effect,” “material,” “in all material respects” or like words, except in the case of Section 3.12) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Company Material Adverse Effect,” “material,” “in all material respects” or like words, except in the case of Section 3.12) would not, individually or in the aggregate, have a Company Material Adverse Effect. In addition, the representations and warranties set forth in Section 3.3 shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate) and the representations and warranties set forth in Sections 3.4(a), 3.4(b), 3.5, 3.6, 3.9 and the first two sentences of Section 3.2 shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date).

(b) Covenants of the Company. Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Officer’s Certificate. Investor shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

(e) Third Party Consents. All consents or approvals of all Persons (other than Governmental Authorities) required for the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Tax Certificate. Company shall have delivered to Investor a certificate, in form and substance reasonably satisfactory to Investor, duly executed and acknowledged, certifying that Company has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Repayment of Outstanding Loans. All principal and interest outstanding under the Investor Notes set forth on Schedule 4.7 of the Investor Disclosure Schedule shall have been paid in full.

7.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:

(a) Representations and Warranties of Investor. The representations and warranties of Investor contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Investor Material Adverse Effect,” “material,” “in all material respects” or like words) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Investor Material Adverse Effect,” “material,” “in all material respects” or like words) would not, individually or in the aggregate, have an Investor Material Adverse Effect. In addition, the representations and warranties set forth in Sections 4.3, 4.4, 4.6, 4.9, 4.10, 4.11, 4.12 and the first sentence of Section 4.2 shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date).

(b) Covenants of Investor. Each and all of the agreements and covenants of Investor to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c) Officer’s Certificate. The Company shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of Investor, to the effect that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

(d) Investor Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Investor Material Adverse Effect.

(e) Capital Commitments. Investor shall have received the full amount of the Financing, sufficient to fund the Cash Consideration as well as the Capital Contribution.

ARTICLE VIII — TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned:

(a) by the mutual consent of Investor and the Company in a written instrument;

(b) by Investor or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standards set forth in Section 7.2(a) or 7.3(a), as applicable), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach;

(c) by Investor or the Company, in the event that the Merger is not consummated by December 31, 2010 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by Investor or the Company, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or any governmental entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted;

(e) by Investor or the Company, if the Requisite Shareholder Approval shall not have been obtained at the Company Meeting;

(f) by Investor, if (i) the Company Board (A) effects or is deemed to have effected an Adverse Recommendation Change, (B) breaches its obligations to call, give notice of and commence the Company Meeting under Section 6.2(a), (C) fails to publicly recommend against a publicly announced Acquisition Proposal within five Business Days of being requested to do so by Investor, (D) fails to publicly reconfirm the Company Recommendation within five Business Days of being requested to do so by Investor, or (E) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (ii) there shall have been a material breach by the Company of Sections 6.2 or 6.6; or

(g) by the Company, in connection with entering into a definitive agreement to effect a Superior Proposal after making a Company Subsequent Determination in accordance with Section 6.6(e); provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) unless concurrent with such termination the Company pays to Investor the Termination Fee in accordance with Section 8.2(b) and (f).

8.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement by either Investor or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Investor, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them or any of the other Investor Parties shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 6.4, 6.13 and 9.4 and this Section 8.2 shall survive any termination of this Agreement; provided, however, that no such termination shall relieve Investor or the Company of any willful and material breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto shall be entitled to exercise any and all remedies available under law or equity, but only to the extent expressly provided in Section 9.11 hereof.

(b) In the event this Agreement is terminated by Investor pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(g), the Company shall pay to Investor an amount, as liquidated damages and not as a penalty, equal to $1,000,000 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Investor or the Company pursuant to Section 8.1(e) or Section 8.1(c) due to the failure to obtain Requisite Shareholder Approval at the Company Meeting, and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board prior to the date specified in Section 8.1(c) or prior to the Company Meeting in the case of a termination pursuant to Section 8.1(c), and (ii) within 12 months of such termination, the Company shall have entered into a definitive agreement with respect to, or the Company shall have consummated, an Acquisition Transaction, then the Company shall pay to Investor an amount equal to the Termination Fee.

(d) In the event that this Agreement is terminated by Investor pursuant to Section 8.1(b) and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board prior to any breach by the Company of any representation, warranty, covenant or other agreement giving rise to such termination by Investor or during the cure period therefor provided in Section 8.1(b) and (ii) within 12 months of such termination, the Company shall have entered into a definitive agreement with respect to, or the Company shall have consummated, an Acquisition Transaction with the party presenting the Acquisition Proposal, then the Company shall pay to Investor an amount equal to the Termination Fee.

(e) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c), and, at the time of such termination, all of the conditions in Section 7.1 and 7.2 shall have been satisfied or would have been satisfied if the Closing were to occur on the date of termination, then Investor shall pay to the Company an amount equal to the Termination Fee.

(f) In the event that this Agreement is terminated by Investor pursuant to Section 8.1(c), and, at the time of such termination, all of the conditions in Section 7.1 and 7.3 shall have been satisfied or would have been satisfied if the Closing were to occur on the date of termination, then the Company shall pay to Investor an amount equal to the Termination Fee.

(g) Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than five Business Days after the date of the event giving rise to the obligation to make such payment, unless the Termination Fee is payable as a result of the termination of this Agreement by the Company pursuant to Section 8.1(g), in which case, the Termination Fee shall be payable concurrently with such termination.

(h) Investor and the Company acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Investor nor the Company would enter into this Agreement. Accordingly, if any party fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, the other party commences a suit which results in a judgment against the party that failed to promptly pay the amount due pursuant to this Section 8.2, for the amount set forth in this Section 8.2, the party that was the subject of the suit shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

ARTICLE IX — MISCELLANEOUS

9.1 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for Sections 6.10 and 6.20. This Section 9.1 shall not limit any covenant or agreement of the parties set forth herein relating to the delivery of the Exchange Fund.

9.2 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Maine are authorized or obligated to close.

“Company Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Company Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance generally affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other participants in the financial services industry) on the Company and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting, which affects generally entities such as the Company and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other participants in the financial services industry) on the Company and its Subsidiaries taken as a whole); (iii) actions and omissions of the Company and its Subsidiaries taken with the prior written consent of Investor in furtherance of the transactions contemplated hereby or otherwise required to be taken by the Company under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement of the transactions contemplated by this Agreement; (v) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period or any reduction or cessation in the payment by the Company of a dividend (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); and (vi) changes in the trading price or trading volume of Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of October 20, 2009, by and between Investor and the Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, applicable state securities authorities, the SEC, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Investor Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of October 20, 2009, by and between Investor and the Company.

“Investor Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, would reasonably be expected to prevent Investor from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement.

“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Regulatory Approvals” shall mean (a) the approval (or waiver) of the FRB, and (b) the approval of the Maine Superintendent of Banks.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least twenty percent (20%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one of more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.

“Treasury Stock” shall mean shares of Company Common Stock held (i) in the Company’s treasury or (ii) by the Company or any of its Subsidiaries or by Investor, in each case other than in a fiduciary capacity (including custodial or agency).

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“2010 Equity Plan” shall have the meaning set forth in Section 3.6.

“Acquisition Proposal” shall have the meaning set forth in Section 6.6(a).

“Acquisition Transaction” shall have the meaning set forth in Section 6.6(a).

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.6(d).

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Burdensome Conditions” shall have the meaning set forth in Section 6.9.

“Business Plan” shall have the meaning set forth in Section 4.11.

“Cash Consideration” shall have the meaning set forth in Section 2.1(c).

“Cash Election” shall have the meaning set forth in Section 2.4(a).

“Cash Election Shares” shall have the meaning set forth in Section 2.4(a).

“Certificate” shall have the meaning set forth in Section 2.2.

“Classified Loans” shall have the meaning set forth in Section 3.23(b).

“Closing” shall have the meaning set forth in Section 1.4.

“Closing Date” shall have the meaning set forth in Section 1.4.

“Code” shall have the meaning set forth in the recitals to this Agreement.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company 2009 Form 10-K” shall have the meaning set forth in Section 3.11(a).

“Company Balance Sheet” shall have the meaning set forth in Section 3.11(a).

“Company Bank” shall have the meaning set forth in Section 1.8.

“Company Board” shall have the meaning set forth in Section 3.6.

“Company Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“Company Disclosure Schedule” shall have the meaning set forth in Section 3.1.

“Company Intellectual Property” shall have the meaning set forth in Section 3.18.

“Company Liability Cap” shall have the meaning set forth in Section 9.11(c).

“Company Material Contract” shall have the meaning set forth in Section 3.19(a).

“Company Meeting” shall have the meaning set forth in Section 6.2(a).

“Company Option Assumption” shall have the meaning set forth in Section 2.8(a).

“Company Option Plans” shall have the meaning set forth in Section 2.8.

“Company Preferred Stock” shall have the meaning set forth in Section 2.1(a).

“Company Property” shall have the meaning set forth in Section 3.17(a).

“Company Recommendation” shall have the meaning set forth in Section 6.2(c).

“Company Representatives” shall have the meaning set forth in Section 6.6(a).

“Company SEC Documents” shall have the meaning set forth in Section 3.11(a).

“Company Subsequent Determination” shall have the meaning set forth in Section 6.6(e).

“Derivative Transactions” shall have the meaning set forth in Section 3.26.

“DGCL” shall have the meaning set forth in Section 1.1.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Election Deadline” shall have the meaning set forth in Section 2.4(b).

“Election Form” shall have the meaning set forth in Section 2.4(a).

“Employee Program” shall have the meaning set forth in Section 3.14(l)(i).

“Environment” shall have the meaning set forth in Section 3.17(g).

“Environmental Laws” shall have the meaning set forth in Section 3.17(g).

“ERISA” shall have the meaning set forth in Section 3.14(c).

“ERISA Affiliate” shall have the meaning set forth in Section 3.14(l)(iii).

“Equity Commitment Letters” shall have the meaning set forth in Section 4.8.

“Exchange Agent” shall have the meaning set forth in Section 2.4(a).

“Exchange Fund” shall have the meaning set forth in Section 2.5(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“FDIA” shall have the meaning set forth in Section 3.28.

“FDIC” shall have the meaning set forth in Section 3.10(b).

“FHB Investor” shall have the meaning set forth in Section 4.9.

“Finance Laws” shall have the meaning set forth in Section 3.9(d).

“Financial Advisor” shall have the meaning set forth in Section 3.31.

“Financing” shall have the meaning set forth in Section 4.8.

“FRB” shall have the meaning set forth in Section 3.2.

“Hazardous Material” shall have the meaning set forth in Section 3.17(g).

“Indemnified Parties” shall have the meaning set forth in Section 6.10(a).

“Investor” shall have the meaning set forth in the preamble to this Agreement.

“Investor Disclosure Schedule” shall have the meaning set forth in Section 4.1.

“Investor Equity Interests” shall have the meaning set forth in Section 4.10.

“Investor LLC Interests” shall have the meaning set forth in Section 4.10.

“Investor Liability Cap” shall have the meaning set forth in Section 9.11(c).

“Investor Merger Consideration” shall have the meaning set forth in Section 2.1(b).

“Investor Organizational Documents” shall have the meaning set forth in Section 4.6.

“Investor Parties” shall have the meaning set forth in Section 9.11(d).

“Investor Unit” shall have the meaning set forth in Section 2.1(b).

“IRS” shall have the meaning set forth in Section 3.13(b).

“Liens” shall have the meaning set forth in Section 3.4(a).

“Loan Property” shall have the meaning set forth in Section 3.17(g).

“Loans” shall have the meaning set forth in Section 3.23(a).

“Mailing Date” shall have the meaning set forth in Section 2.4(a).

“maintains” shall have the meaning set forth in Section 3.14(l)(ii).

“MBCA” shall have the meaning set forth in Section 1.1.

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“Multiemployer Plan” shall have the meaning set forth in Section 3.14(l)(iv).

“NASDAQ” shall have the meaning set forth in Section 2.3.

“New Certificates” shall have the meaning set forth in Section 2.5(a).

“Non-Election” shall have the meaning set forth in Section 2.4(a).

“Non-Election Shares” shall have the meaning set forth in Section 2.4(a).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.6(e).

“NQDC” shall have the meaning set forth in Section 3.14(h).

“Oil” shall have the meaning set forth in Section 3.17(g).

“Options” shall have the meaning set forth in Section 2.8.

“Outside Date” shall have the meaning set forth in Section 8.1(c).

“Participation Facility” shall have the meaning set forth in Section 3.17(g).

“Premium Limit” shall have the meaning set forth in Section 6.10(b).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.3(a).

“Registration Statement” shall have the meaning set forth in Section 6.3(a).

“Representatives” shall have the meaning set forth in Section 6.5.

“Requisite Shareholder Approval” shall have the meaning set forth in Section 3.6.

“Sarbanes-Oxley” shall have the meaning set forth in Section 3.11(b).

“SEC” shall have the meaning set forth in Section 3.11(a).

“Shortfall Number” shall have the meaning set forth in Section 2.4(c)(ii).

“Stock Consideration” shall have the meaning set forth in Section 2.1(c).

“Stock Conversion Number” shall have the meaning set forth in Section 2.4(a).

“Stock Election” shall have the meaning set forth in Section 2.4(a).

“Stock Election Number” shall have the meaning set forth in Section 2.4(a).

“Stock Election Shares” shall have the meaning set forth in Section 2.4(a).

“Successor Company Designees” shall have the meaning set forth in Section 1.6(d).

“Superior Proposal” shall have the meaning set forth in Section 6.6(b).

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Surviving Company Common Stock” shall have the meaning set forth in Section 2.1(b).

“Surviving Company Non-Voting Common Stock” shall have the meaning set forth in Section 2.1(b).

“Surviving Company Voting Common Stock” shall have the meaning set forth in Section 2.1(b).

“Takeover Laws” shall have the meaning set forth in Section 3.21.

“Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Transfer Tax” shall have the meaning set forth in Section 6.16.

“Trust Business” shall have the meaning set forth in Section 3.24.

“USA Patriot Act” shall have the meaning set forth in Section 3.29.

“Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Voting Agreement Shareholders” shall have the meaning set forth in the recitals to this Agreement.

9.3 Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, no amendment of this Agreement shall be made which by law requires further approval of the shareholders of the Company without obtaining such approval.

9.4 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that if the Closing shall occur the Company shall be obligated to satisfy and cause to be paid all of the Company’s and Investor’s expenses related to (a) Investor’s financing activities in connection with raising the necessary capital to satisfy its obligations under the Merger and this Agreement, (a) the Merger, and (c) the other transactions contemplated thereby and hereby (collectively, the “Reimbursable Expenses”). For purposes hereof, the parties agree that Reimbursable Expenses shall include, without limitation, fees paid or payable to, or expenses incurred by Investor in connection with the engagement of, professional advisors (including attorneys and accountants) and consultants, as well as expenses related to Investor’s due diligence activities (including with respect to governmental approval and regulatory matters), application fees, transfer agent fees, and fees related to SEC filings or other securities laws compliance.

9.5 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to Investor:

FHB Formation LLC

695 Atlantic Avenue

Boston, MA 02111

Attention:    Chief Executive Officer

Facsimile:   (617) 526-7918

With copies to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attention:    William P. Mayer, Esq.

                        James A. Matarese, Esq.

Facsimile:   (617) 523-1231

If to the Company, to:

Northeast Bancorp

500 Canal Street

Lewiston, ME 04240

Attention:    Chief Executive Officer

Facsimile:   (207) 777-5936

With a copy to:

Barley Snyder LLC

126 East King Street

Lancaster, PA 17602

Attention:    Paul G. Mattaini, Esq.

                        Kimberly J. Decker, Esq.

Facsimile:   (717) 291-4660

9.6 Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.10, 6.20 and 9.11(d), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.7 Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by Investor without the written consent of the Company and no such assignment shall release Investor of its obligations hereunder. After the Closing, Investor’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by the Company without the prior written consent of Investor. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and except as expressly set forth in Section 6.10, 6.20 and 9.11(d), is not intended to confer upon any other person any rights or remedies hereunder.

9.8 Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.

9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.10 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware (the “Delaware Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.5. Nothing in this Section 9.10, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF INVESTOR AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF INVESTOR OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.11 Specific Performance; Remedies.

(a) Each of the Investor and the Company acknowledge and agree that the only remedies that may be available to it whether in law or equity for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be those remedies expressly set forth in this Section 9.11.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach; provided, however, that in circumstances where each party is obligated to consummate the Merger and the Merger has not been consummated on or prior to the Outside Date, the parties acknowledge and agree that neither party shall be entitled to enforce specifically the obligations of the other party to consummate the Merger and that each party’s sole and exclusive remedy against the other party in such event shall be the right to receive the Termination Fee pursuant to Section 8.2 (except that no party shall be entitled to receive the Termination Fee if such party is in willful and material breach of this Agreement). Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) In addition to the specific performance remedy set forth in Section 9.11(b), the Company and Investor shall be entitled to pursue a remedy at law for monetary damages (but only subsequent to termination of this Agreement by the Company or Investor, as applicable) for an alleged willful and material breach of this Agreement by Investor or the Company, as applicable. Notwithstanding anything to the contrary provided in this Agreement, the Company and Investor agree that (i) the maximum aggregate liability of Investor (inclusive of any payment by Investor of the Termination Fee) for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be limited to $1,000,000 (the “Investor Liability Cap”), and (ii) the maximum aggregate liability of the Company (inclusive of any payment by the Company of the Termination Fee) for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be limited to $1,000,000 (the “Company Liability Cap”).

(d) In no event shall either party seek or permit to be sought on behalf of itself or any of its Representatives any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from: (i) in the case of the Company, any of Investor, any affiliate or controlling person of Investor, any officer, director, agent, employee, shareholder, partner or member of Investor or any direct or indirect holder of a debt or equity security or interest in Investor, or any direct or indirect director, officer, employee, agent, shareholder, partner, affiliate, member, controlling person or representative of any of the foregoing (collectively, the “Investor Parties”) and (ii) in the case of Investor, any of the Company, any Subsidiary, affiliate or controlling person of the Company or any Subsidiary, any officers, directors, agent, employee, shareholder, partner or shareholder of the Company or any Subsidiary, or any direct or indirect holder of a debt or equity security or interest in the Company or a Subsidiary, or any director or indirect director, officer, employee, agent, shareholder, partner, affiliate, member, controlling person or representative of any of the foregoing (collectively, the “Company Parties”), in connection with this Agreement or the transactions contemplated by this Agreement, other than as expressly provided in Section 9.11(c); provided, however, that the parties agree that, subject to the terms and conditions of the Equity Commitment Letters, the Company may seek to cause the Investor to enforce the terms of such Equity Commitment Letters to cause the counterparties thereto to provide funds to the Investor, which shall in no event exceed, in the aggregate, the Investor Liability Cap, to permit Investor to satisfy any final and non-appealable judgment, order or award of damages in favor of the Company obtained by the Company in accordance with this Section 9.11(d). The Company acknowledges and agrees that it shall have no right of recovery against, and no personal liability shall attach to, in each case with respect to damages or otherwise, any Person (other than Investor to the extent provided in this Section 9.11(c)), whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Investor against any other Person, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for the Company’s right to cause the Investor to enforce the terms of the Equity Commitment Letters to the extent provided in this Section 9.11(d). The Company acknowledges that Investor is a newly-formed company and does not have any material assets except in connection with this Agreement and the Equity Commitment Letters. The provisions of this Section 9.11(d) are intended to be for the benefit of, and shall be enforceable by, the Company, Investor and the other Company Parties and Investor Parties.

(e) Notwithstanding anything to the contrary provided in this Agreement (but subject in all cases to the Investor Liability Cap and the Company Liability Cap), if the Company or Investor is entitled to payment of the Termination Fee as provided in Section 8.2, then the entitlement to receive payment of such Termination Fee on the terms set forth in Section 8.2 shall be such party’s sole and exclusive remedy for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FHB FORMATION LLC

By:	/s/ Richard Wayne
Name: Richard Wayne
Title: Member

NORTHEAST BANCORP

By:	/s/ James D. Delamater
Name: James D. Delamater
Title: President and Chief Executive Officer

SCHEDULES

Schedule 1.6(a)	Company Designees
Schedule 3.2	Organization, Standing and Authority
Schedule 3.3	Capitalization
Schedule 3.4	Subsidiaries
Schedule 3.7	Non-Contravention
Schedule 3.10	Litigation, Regulatory Action
Schedule 3.11	SEC Documents; Financial Reports; and Regulatory Reports
Schedule 3.12	Absence of Certain Changes or Events
Schedule 3.13	Taxes and Tax Returns
Schedule 3.14	Employee Benefit Plans
Schedule 3.16	Insurance
Schedule 3.17	Environmental Matters
Schedule 3.19	Material Agreements; Defaults
Schedule 3.23	Loans; Nonperforming and Classified Assets
Schedule 3.25	Investment Management and Related Activities
Schedule 3.30	Transactions with Affiliates
Schedule 3.32	Company Expenses
Schedule 4.7	Investor Organizational Documents
Schedule 4.10	Capitalization
Schedule 4.14	Investor Expenses
Schedule 5.1(i)	Capital Expenditures
Schedule 6.11(a)	Severance Plan
Schedule 6.11(b)	2010 Equity Plan Awards
Schedule 6.20	Registration Rights

Appendix B

March 30, 2010

The Board of Directors

Northeast Bancorp

500 Canal Street

Lewiston, ME 04240

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Northeast Bancorp (the “Company”) of the consideration to be received in the proposed merger (the “Merger”) of FHB Formation LLC (“FHB”) into the Company, with the Company as the surviving entity, pursuant to the Agreement and Plan of Merger, dated as of March 30, 2010, between FHB and the Company (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $1.00 per share, of Northeast (the “Common Stock”) will be converted into the right to receive, at the election of the holder, either (i) one share of common stock, par value $1.00 per share, of the surviving company common stock (“Surviving Company Common Stock”) (the “Stock Consideration”) or (ii) $13.93 in cash (the “Cash Consideration”), provided that 1,393,399 shares of Common Stock outstanding, representing approximately 60% of the shares of the Company’s Common Stock outstanding, will be exchanged for Surviving Company Common Stock and the remainder of the shares of the Company’s Common Stock issued and outstanding will be exchanged for cash. The Cash Consideration and the Stock Consideration are referred to collectively as the “Merger Consideration”. The terms and conditions of the Merger are more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to the Company. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, the Company, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to the Company. We have acted exclusively for the Board of Directors of the Company in rendering this fairness opinion and will receive a fee from the Company for our services. A portion of our fee is contingent upon the successful completion of the Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of the Company, FHB and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended June 30, 2009 of the Company; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain other communications from the Company to its stockholders; (iv) offering materials furnished by FHB to its potential investors; and (v) other financial information concerning the businesses and operations of the Company and FHB furnished to us by the Company and FHB for purposes of our analysis. We have also held discussions with senior management of the Company and FHB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

B-1

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of the Company and FHB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for the Company and FHB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property or assets of the Company or FHB, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) the Financing (as defined in the Agreement) will be completed substantially in accordance with the Equity Commitment Letters (as defined in the Agreement) and as set forth in the Agreement without any waivers or amendments; (iv) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) all conditions to the completion of the Merger will be satisfied without any waivers; and (vi) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the assets and liabilities of the Company; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company.

We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of the Company.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company’s Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

B-2

Appendix C

NORTHEAST BANCORP

2010 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Northeast Bancorp 2010 Stock Option and Incentive Plan (the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and other key persons (including Consultants and prospective employees) of Northeast Bancorp (the “Company”) and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means any natural person that provides bona fide services to the Company, and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

“Covered Employee” means an employee who is a “Covered Employee” within the meaning of Section 162(m) of the Code.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan is approved by shareholders as set forth in Section 21.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market or another national securities exchange, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Non-Voting Common Stock” means the Non-Voting Common Stock, $1.00 par value per share, of the Company, subject to adjustments pursuant to Section 3.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Performance-Based Award” means any Restricted Stock Award, Restricted Stock Units, Performance Share Award or Cash-Based Award granted to a Covered Employee that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code and the regulations promulgated thereunder.

“Performance Criteria” means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or Subsidiary of the Company) that will be used to establish Performance Goals are limited to the following: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of Stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

“Performance Cycle” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee’s right to and the payment of a Restricted Stock Award, Restricted Stock Units, Performance Share Award or Cash-Based Award. Each such period shall not be less than 12 months.

“Performance Goals” means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

“Performance Share Award” means an Award entitling the recipient to acquire shares of Stock upon the attainment of specified Performance Goals.

“Restricted Stock Award” means an Award entitling the recipient to acquire, at such purchase price (which may be zero) as determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of phantom stock units to a grantee.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, or (iii) the sale of all of the Stock of the Company to an unrelated person or entity.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by shareholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Stock” means the Voting Common Stock and/or the Non-Voting Common Stock, as the case may be.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

“Voting Common Stock” means the Voting Common Stock, $1.00 par value per share, of the Company, subject to adjustments pursuant to Section 3.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the class of Stock and the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(b), to extend at any time the period in which Stock Options may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Options. Subject to applicable law, the Administrator, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Administrator’s authority and duties with respect to the granting of Options to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not Covered Employees. Any such delegation by the Administrator shall include a limitation as to the amount of Options that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 810,054 shares of Stock, subject to adjustment as provided in this Section 3, which may consist of either Non-Voting Common Stock, Voting Common Stock, or a combination of both; provided that the maximum aggregate amount that may be issued shall not exceed the amount specified above. For purposes of this limitation, the shares of Stock underlying any Awards that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that Stock Options or Stock Appreciation Rights with respect to no more than 237,616 shares of Stock may be granted to any one individual grantee during any one calendar year period, and no more than 810,054 shares of the Stock may be issued in the form of Incentive Stock Options. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number of Stock Options or Stock Appreciation Rights that can be granted to any one individual grantee and the maximum number of shares that may be granted under a Performance-Based Award, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iv) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (v) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c) Mergers and Other Transactions. Except as the Administrator may otherwise specify with respect to particular Awards in the relevant Award Certificate, in the case of and subject to the consummation of a Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights held by such grantee.

(d) Substitute Awards. The Administrator may grant Awards under the Plan in substitution for stock and stock based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and key persons (including Consultants and prospective employees) of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5. STOCK OPTIONS

Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(a) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the option price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(b) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(c) Exercisability; Rights of a Shareholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a shareholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(d) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award Certificate:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership) of shares of Stock that have been purchased by the optionee on the open market or that have been beneficially owned by the optionee for at least six months and that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(e) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6. STOCK APPRECIATION RIGHTS

(a) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant.

(b) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(c) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator. The term of a Stock Appreciation Right may not exceed ten years.

SECTION 7. RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) Rights as a Shareholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a shareholder with respect to the voting of the Restricted Stock, subject to such conditions contained in the Restricted Stock Award Certificate. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Stock shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Stock are vested as provided in Section 7(d) below, and (ii) certificated Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, if a grantee’s employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Stock that has not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a shareholder. Following such deemed reacquisition of unvested Restricted Stock that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Stock. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Stock and shall be deemed “vested.” Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, a grantee’s rights in any shares of Restricted Stock that have not vested shall automatically terminate upon the grantee’s termination of employment (or other service relationship) with the Company and its Subsidiaries and such shares shall be subject to the provisions of Section 7(c) above.

SECTION 8. RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Unit at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. At the end of the deferral period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. To the extent that an award of Restricted Stock Units is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c) Rights as a Shareholder. A grantee shall have the rights as a shareholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the phantom stock units underlying his Restricted Stock Units, subject to such terms and conditions as the Administrator may determine.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may, in its sole discretion, grant Cash-Based Awards to any grantee in such number or amount and upon such terms, and subject to such conditions, as the Administrator shall determine at the time of grant. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in shares of Stock, as the Administrator determines.

SECTION 11. PERFORMANCE SHARE AWARDS

(a) Nature of Performance Share Awards. The Administrator may, in its sole discretion, grant Performance Share Awards independent of, or in connection with, the granting of any other Award under the Plan. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the Performance Goals, the periods during which performance is to be measured, and such other limitations and conditions as the Administrator shall determine.

(b) Rights as a Shareholder. A grantee receiving a Performance Share Award shall have the rights of a shareholder only as to shares actually received by the grantee under the Plan and not with respect to shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award Certificate (or in a performance plan adopted by the Administrator).

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee’s rights in all Performance Share Awards shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES

(a) Performance-Based Awards. Any employee or other key person providing services to the Company and who is selected by the Administrator may be granted one or more Performance-Based Awards in the form of a Restricted Stock Award, Restricted Stock Units, Performance Share Awards or Cash-Based Award payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Cycle. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Administrator, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Cycle in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions provided however, that the Administrator may not exercise such discretion in a manner that would increase the Performance-Based Award granted to a Covered Employee. Each Performance-Based Award shall comply with the provisions set forth below.

(b) Grant of Performance-Based Awards. With respect to each Performance-Based Award granted to a Covered Employee, the Administrator shall select, within the first 90 days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards to different Covered Employees.

(c) Payment of Performance-Based Awards. Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each Covered Employee’s Performance-Based Award, and, in doing so, may reduce or eliminate the amount of the Performance-Based Award for a Covered Employee if, in its sole judgment, such reduction or elimination is appropriate.

(d) Maximum Award Payable. The maximum Performance-Based Award payable to any one Covered Employee under the Plan for a Performance Cycle is 237,616 shares of Stock (subject to adjustment as provided in Section 3(b) hereof) or $3,309,991 in the case of a Performance-Based Award that is a Cash-Based Award.

SECTION 13. DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments.

A Dividend Equivalent Right granted as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award may provide that such Dividend Equivalent Right shall be settled upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award. A Dividend Equivalent Right granted as a component of a Restricted Stock Units, Restricted Stock Award or Performance Share Award may also contain terms and conditions different from such other Award.

(b) Interest Equivalents. Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide in the grant for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights or interest equivalents granted as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award that has not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 14. TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 14(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 14(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Awards (other than any Incentive Stock Options or Restricted Stock Units) to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 14(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 15. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. Subject to approval by the Administrator, a grantee may elect to have the Company’s minimum required tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

SECTION 16. SECTION 409A AWARDS

To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 17. TRANSFER, LEAVE OF ABSENCE, ETC.

For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 18. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder’s consent. Except as provided in Section 3(c) or 3(d), without prior shareholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the

Code, Plan amendments shall be subject to approval by the Company shareholders entitled to vote at a meeting of shareholders. Nothing in this Section 18 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 19. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 20. GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Delivery of Stock Certificates. Stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Shareholder Rights. Until Stock is deemed delivered in accordance with Section 20(b), no right to vote or receive dividends or any other rights of a shareholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f) Forfeiture of Awards under Sarbanes-Oxley Act. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.

SECTION 21. EFFECTIVE DATE OF PLAN

This Plan shall become effective upon shareholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 22. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Maine, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS:                     , 2010

DATE APPROVED BY SHAREHOLDERS:                     , 2010

Appendix D

NORTHEAST BANCORP

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

FIRST:	The name of the corporation is NORTHEAST BANCORP.

SECOND:	The name of its Clerk, who must be a Maine resident, and the address of its registered office shall be:

Suzanne M. Carney

500 Canal Street, Lewiston, Maine 04240

THIRD:	The number of directors of the corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors, except as otherwise provided for those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes, as nearly equal in number as reasonably possible. The initial Class I directors of the corporation shall be , and ; the initial Class II directors of the corporation shall be , and ; and the initial Class III directors of the corporation shall be , and . The initial Class I directors shall serve for a term expiring at the annual meeting of shareholders to be held in 2011; the initial Class II directors shall serve for a term expiring at the annual meeting of shareholders to be held in 2012; and the initial Class III directors shall serve for a term expiring at the annual meeting of shareholders to be held in 2013. At each annual meeting of shareholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Notwithstanding the foregoing, the directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article FOURTH of these Amended and Restated Articles of Incorporation, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Amended and Restated Articles of Incorporation and any articles of amendment applicable thereto.

FOURTH:	SHARES – The total number of shares of all classes of stock that the corporation shall have authority to issue is 16,000,000, of which 13,500,000 shares, $1.00 par value, shall be a separate class designated as Voting Common Stock (“Voting Common Stock”), 1,500,000 shares, $1.00 par value, shall be a separate class designated as Non-Voting Common Stock (“Non-Voting Common Stock,” and together with Voting Common Stock, “Common Stock”) and 1,000,000 shares, $1.00 par value, shall be a separate class designated as Preferred Stock (“Preferred Stock”), of which 4,227 are designated as shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

Common Stock.

Common Stock may be issued by the corporation from time to time by vote of the Board of Directors without the approval of the holders of the Common Stock. Upon payment of lawful consideration, such shares shall be deemed fully paid and nonassessable. Dividends, as declared by the Board of Directors out of lawfully available funds, shall be payable on the Common Stock subject to any rights or preferences of the Preferred Stock.

Except as may be provided in these Amended and Restated Articles of Incorporation or required by law and subject to the rights, powers and preferences of the Preferred Stock and except as provided in any articles of amendment designating any series of Preferred Stock, the Voting Common Stock shall have exclusive voting rights in the election of directors and on all other matters presented to shareholders, with each holder of Voting Common Stock being entitled to one vote for each share of Voting Common Stock held of record by such holder on such matters.

The holders of Non-Voting Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law, including, without limitation, Section 1004(1) of the Maine Business Corporation Act (the “MBCA”) (or any successor provision), or as otherwise expressly provided for herein. Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the corporation) and be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange or other similar transaction); provided that, if the corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of Common Stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, that any dividend on the Common Stock that is payable in Common Stock shall be paid only in Non-Voting Common Stock on the Non-Voting Common Stock and only in Voting Common Stock on the Voting Common Stock.

Subject to the rights of the holders of any series of Preferred Stock, if any, holders of Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Stock from time to time out of assets or funds of the corporation legally available therefor. Subject to the rights of the holders of any series of Preferred Stock, if any, in the event of any liquidation, dissolution or winding-up of the corporation (whether voluntary or involuntary), the assets of the corporation available for distribution to shareholders shall be distributed in equal amounts per share to the holders of Common Stock.

If, at any time a BHC Entity (as defined below) holds any Voting Common Stock that, together with the Voting Common Stock of any parties whose Voting Common Stock must be aggregated with those of such BHC Entity (a “BHC Aggregated Interest”) for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), would otherwise represent 5% or more of the total outstanding shares of Voting Common Stock, then the shares of Voting Common Stock comprising such BHC Aggregated Interest held directly by a BHC Entity that represent in excess of 4.99% of the total number of outstanding shares of Voting Common Stock shall be automatically converted into Non-Voting Common Stock and such BHC Entity and any successor to or assignee of such Non-Voting Common Stock held by such BHC Entity shall be prohibited from voting such Non-Voting Common Stock, except to the extent otherwise expressly provided in these Amended and Restated Articles of Incorporation. In the event that a BHC Entity holds a number of shares of Voting Common Stock such that the conversion of shares of Voting Common Stock into shares of Non-Voting Common Stock pursuant to this paragraph would not decrease the BHC Aggregated Interest of such BHC Entity below 5% of the total number of outstanding shares of Voting Common Stock, then the shares of Voting Common Stock held by each shareholder whose Voting Common Stock is included in the BHC Aggregated Interest shall be converted, on a pro rata basis as among such shareholders (including the BHC Entity), into shares of Non-Voting Common Stock such that the BHC Aggregated Interest of such BHC Entity shall represent less than 5% of the total number of outstanding shares of Voting Common Stock. For purposes of this Article FOURTH, “BHC Entity” means a shareholder that (a) is subject to the BHC Act or is directly or indirectly “controlled” (as the term is defined in the BHC Act) by a company that is subject to the BHC Act, and (b) so indicates in writing to the corporation that such holder elects to be subject to this paragraph of Article FOURTH. A BHC Entity may at any time elect to no longer be governed by the provisions of this paragraph by providing written notice to the corporation; provided; however, that any shares of Voting Common Stock automatically converted to Non-Voting Common Stock by operation of this paragraph of Article FOURTH prior to the corporation’s receipt of such notice shall remain Non-Voting Common Stock unless otherwise expressly provided herein.

If any holder of Voting Common Stock that elects to be governed by this paragraph of Article FOURTH (an “Electing Section 13 Holder”), after having obtained the consent of the board of directors of the corporation to make such election, at any time holds any Voting Common Stock that, together with the Voting Common Stock of any parties whose Voting Common Stock is deemed to be beneficially owned by such holder (the “Section 13(d) Aggregated Interest”) by virtue of Section 13, including without limitation Section 13(d)(3), of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would otherwise represent 5% or more of the total outstanding shares of Voting Common Stock, then shares of Voting Common Stock comprising such Section 13(d) Aggregated Interest held directly by an Electing Section 13 Holder that represent in excess of 4.99% of the total number of outstanding shares of Voting Common Stock shall be automatically converted into Non-Voting Common Stock and such Electing Section 13 Holder and any successor to or assignee of such Non-Voting Common Stock held by such Electing Section 13 Holder shall be prohibited from voting such Non-Voting Common Stock, except to the extent otherwise expressly provided in these Amended and Restated Articles of Incorporation. In the event that an Electing Section 13 Holder holds a number of shares of Voting Common Stock such that the conversion of shares of Voting Common Stock into shares of Non-Voting Common Stock pursuant to this paragraph would not decrease the Section 13(d) Aggregated Interest of such Electing Section 13 Holder below 5% of the total number of outstanding shares of Voting Common Stock, then the shares of Voting Common Stock held by each shareholder whose Voting Common Stock is included in the Section 13(d) Aggregated Interest shall be converted, on a pro rata basis as among such shareholders (including the Electing Section 13 Holder), into shares of Non-Voting Common Stock such that the Section 13(d) Aggregated Interest of such Electing Section 13 Holder shall represent less than 5% of the total number of outstanding shares of Voting Common Stock. An Electing Section 13 Holder may at any time elect to no longer be governed by the provisions of this paragraph by providing written notice to the corporation; provided; however, that any shares of Voting Common Stock automatically converted to Non-Voting Common Stock by operation of this paragraph of Article FOURTH prior to the corporation’s receipt of such notice shall remain Non-Voting Common Stock unless otherwise expressly provided herein.

If, at any time any holder of Voting Common Stock electing to be governed by this paragraph of Article FOURTH (an “Electing CIBC Holder”) holds any Voting Common Stock that, together with the Voting Common Stock of any parties whose Voting Common Stock must be aggregated with those of such holder (a “CIBC Aggregated Interest”) for purposes of the BHC Act or the Change in Bank Control Act (the “Control Regulations”), would otherwise represent 10% or more of the total outstanding shares of Voting Common Stock, then the shares of Voting Common Stock comprising such CIBC Aggregated Interest held directly by an Electing CIBC Holder that represent in excess of 9.99% of the total number of outstanding shares of Voting Common Stock shall be automatically converted into Non-Voting Common Stock and such Electing CIBC Holder and any successor to or assignee of such Non-Voting Common Stock held by such CIBC Holder shall be prohibited from voting such Non-Voting Common Stock, except to the extent otherwise expressly provided in these Amended and Restated Articles of Incorporation. In the event that an Electing CIBC Holder holds a number of shares of Voting Common Stock such that the conversion of shares of Voting Common Stock into shares of Non-Voting Common Stock pursuant to this paragraph would not decrease the CIBC Aggregated Interest of such an Electing CIBC Holder below 10% of the total number of outstanding shares of Voting Common Stock, then the shares of Voting Common Stock held by each shareholder whose Voting Common Stock is included in the CIBC Aggregated Interest shall be converted, on a pro rata basis among such shareholders (including the Electing CIBC Holder), into shares of Non-Voting Common Stock such that the Aggregated CIBC Interest of such Electing CIBC Holder shall represent less than 10% of the total number of outstanding shares of Voting Common Stock. Such holder may at any time elect to no longer be governed by the provisions of this paragraph by providing written notice to the corporation; provided; however, that any shares of Voting Common Stock automatically converted to Non-Voting Common Stock by operation of this paragraph of Article FOURTH prior to the corporation’s receipt of such notice shall remain Non-Voting Common Stock unless otherwise expressly provided herein.

Notwithstanding any provision herein to the contrary, shares of Non-Voting Common Stock shall be entitled to vote with respect to matters as to which shares of Non-Voting Common Stock are otherwise permitted to vote pursuant to 12 C.F.R. § 225.2(q)(2) and section 1004(1) of the MBCA, as in effect from time to time, or any successor provisions thereto. Notwithstanding any provision herein to the contrary, shares of Non-Voting Common Stock shall remain Non-Voting Common Stock in the hands of the holder thereof and shall automatically convert into shares of Voting Common Stock solely (i) upon a transfer of such shares of Non-Voting Common Stock solely as permitted herein to a transferee that is not an affiliate of the transferor for purposes of the Control Regulations or (ii) to the extent necessary to maintain the percentage of outstanding Voting Common Stock held by the holder of such Non-Voting Common Stock as of immediately prior to any transaction (other than any transfer of Non-Voting Common Stock by, or any new issuance of Voting Common Stock to, the holder of such Non-Voting Common Stock), the effect of which transaction would be to otherwise decrease such percentage of Voting Common Stock held by such holder of Non-Voting Common Stock by increasing the number of shares of Voting Common Stock outstanding.

Shares of Non-Voting Common Stock may be transferred, and the corporation shall recognize such transfer, solely where such transfer is made (i) to an affiliate of the transferor of such Non-Voting Stock for purposes of the Control Regulations, (ii) in a widespread public distribution (iii) to a transferee that holds or controls more than 50% of any class of voting securities of the corporation (not including such shares of Non-Voting Common Stock or shares of Voting Common Stock or other voting securities of the corporation that the transferor or any affiliate of the transferor is proposing to transfer to such transferee), (iv) in one or more transactions in which no transferee (or group of transferees whose ownership of the corporation’s securities must be aggregated for purposes of the Control Regulations) receives ownership or control of such securities for purposes of the Control Regulations representing 2% or more of any class of the corporation’s voting securities, (v) in one or more open market transactions effected on a stock exchange, electronic communications network, or similar execution system or in the over-the-counter market (which may include a sale to one or more broker-dealers acting as market-makers or otherwise intending to resell the interests sold to them in accordance with normal business practices, provided that no such broker-dealer shall receive 2% or more of any class of the corporation’s voting securities at any one time) where the transferring holder has no prior knowledge of or control or influence over the identity of the ultimate transferees, (vi) to the corporation with its approval in its sole discretion, or (vii) as part of a transaction approved by the Board of Governors of the Federal Reserve System.

Until presented and surrendered for cancellation following any such conversion, each certificate representing shares of Voting Common Stock in respect of which a conversion has occurred in accordance with this Article FOURTH shall be deemed to represent the number of shares of Non-Voting Common Stock into which such shares have been converted, and upon presentation and surrender of such certificate the holder thereof shall be entitled to receive a certificate for the appropriate number of shares of Non-Voting Common Stock. Upon a conversion pursuant to this Article FOURTH, each converted share of Voting Common Stock shall be retired.

Until presented and surrendered for cancellation following any such conversion, each certificate representing shares of Non-Voting Common Stock in respect of which a conversion has occurred in accordance with this Article FOURTH shall be deemed to represent the number of shares of Voting Common Stock into which such shares have been converted, and upon presentation and surrender of such certificate the holder thereof shall be entitled to receive a certificate for the appropriate number of shares of Voting Common Stock. Upon a conversion pursuant to this Article FOURTH, each converted share of Non-Voting Common Stock shall be retired.

Preferred Stock.

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide for the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing articles of amendment pursuant to applicable law of the State of Maine, to determine from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series, including any variations among holders of the same series, and any qualifications, limitations and restrictions thereof.

The rights, preferences and terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A are incorporated into this Article FOURTH by reference to that certain Certificate of Designations attached hereto as Annex I.

Upon any liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata the remaining assets of the corporation after the holders of Preferred Stock have been paid in full any sums to which they may be entitled.

There shall be no cumulative voting for directors or otherwise.

SUMMARY

The aggregate par value of all authorized shares (of all classes) having a par value is $16,000,000. The total number of authorized shares (of all classes) without par value is zero shares.

FIFTH:	Meetings of the shareholders may be held outside the State of Maine.

SIXTH:	There are no preemptive rights.

SEVENTH:	INTERNAL AFFAIRS OF THE CORPORATION

Removal of Directors. At any meeting of shareholders called expressly for the purpose, any director may be removed from office by the affirmative vote of the holders of seventy-five percent (75%) of the shares entitled to vote or if removal is for cause, then by a majority of the shares then entitled to vote. For “cause” shall mean a final adjudication by a court of competent jurisdiction that the director (i) is liable for negligence or misconduct in the performance of his duty, (ii) guilty of a felony conviction, (iii) has failed to act or has acted in a manner which is in derogation of the director’s duties.

Vacancies. Any vacancy in the Board caused by death, resignation, retirement, disqualification, removal, or other cause, including a vacancy resulting from an increase in the number of directors, may be filled solely by a majority vote of the remaining directors, though less than a quorum. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal.

Special Meetings. A special meeting of the shareholders for any purpose or purposes, unless otherwise prescribed by statue, may be called at any time by the Chairman of the Board, if any, the President, or a Vice-President, or by a majority of the Board of Directors, or upon written application therefore to the corporation by the holders of not less than twenty-five percent (25%) of the shares entitled to vote on any issue proposed to be considered at the meeting. Written notice of such meeting, stating the purpose for which it is called, shall be served by the corporation not less than ten (10) nor more than sixty (60) days before the date set for such meeting. No business other than that specified in the call for the meeting shall be transacted at any special meeting of the shareholders.

EIGHTH:	AMENDMENTS

Amendments to Articles of Incorporation. The corporation reserves the right to amend or repeal these Amended and Restated Articles of Incorporation in the manner now or hereafter prescribed by statute and these Amended and Restated Articles of Incorporation, and all rights conferred upon shareholders herein are granted subject to this reservation. Whenever any vote of the holders of voting stock is required to amend or repeal any provision of these Amended and Restated Articles of Incorporation, and in addition to any other vote of holders of voting stock that is required by these Amended and Restated Articles of Incorporation or by law, such amendment or repeal shall require the affirmative vote of the holders of at least two-thirds (2/3) of all of the shares of the corporation entitled to vote for the election of directors, notwithstanding the fact that a lesser percentage may be specified by law.

Amendments to By-Laws. The By-Laws of the corporation may be amended at any time by the affirmative vote of a majority of the entire Board of Directors, subject to repeal, change or adoption of any contravening or inconsistent provision only by vote of the holders of at least two-thirds (2/3) of all the shares entitled to vote on the matter at a meetings expressly called for that purpose.

NINTH:	LIMITATION OF LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for money damages for action taken or a failure to take action as a director, except for liability (a) for the amount of a financial benefit received by a director to which the director is not entitled, (b) an intentional infliction of harm on the corporation or its shareholders, (c) a violation of the prohibition on unlawful distributions under Section 833 of the MBCA or (d) an intentional violation of criminal law. If the MBCA is amended after the effective date of these Amended and Restated Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the MBCA, as so amended.

Any repeal or modification of this Article NINTH by either of (i) the shareholders of the corporation or (ii) an amendment to the MBCA, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a director at the time of such repeal or modification.

TENTH:	RENUNCIATION OF CORPORATE OPPORTUNITIES DOCTRINE

To the maximum extent permitted from time to time under the law of the State of Maine, the corporation renounces any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to, or acquired, created or developed by, or which otherwise come into the possession of, its officers, directors or shareholders, other than those officers, directors or shareholders who are employees of the corporation. No amendment or repeal of this Article TENTH shall apply to or have any effect on the liability or alleged liability of any officer, director or shareholder of the corporation for or with respect to any opportunities of which such officer, director or shareholder becomes aware prior to such amendment or repeal.

ELEVENTH:	MANDATORY INDEMNIFICATION OF DIRECTORS

Pursuant to and as provided in section 202(2)(E) of the MBCA, the corporation shall, to the fullest extent permitted by law, indemnify each person who is or was a director of the corporation for any liability, as defined in section 851(5) of the MBCA, to any person for an action taken or a failure to take an action as a director, except liability for:

(1)	Receipt of a financial benefit to which the director is not entitled;

(2)	An intentional infliction of harm on the corporation or its shareholders;

(3)	A violation of section 833 of the MBCA; or

(4)	An intentional violation of criminal law.

Nothing in this Article ELEVENTH shall diminish or adversely affect any indemnification to which a person who is or was a director is otherwise entitled pursuant to (i) the bylaws of the corporation, (ii) any contract between the corporation and the director, or (iii) any provision of law, including without limitation any provision of the MBCA.

The preceding paragraphs in this Article ELEVENTH shall apply to the officers of the corporation to the fullest extent permitted by law.

TWELFTH:	RIGHT OF SHAREHOLDERS FOLLOWING CONTROL TRANSACTION

The provisions of ME Rev. Stat. Ann. Title 13-C, Section 1110 shall not be applicable to the corporation.

THIRTEENTH:	REPEAL OF INCONSISTENT PROVISIONS

All provisions of the Articles of Incorporation of the corporation that are inconsistent with the foregoing Articles FIRST through TWELFTH of these Amended and Restated Articles of Incorporation are hereby repealed and revoked.

Annex I

CERTIFICATE OF DESIGNATIONS

OF

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

OF

NORTHEAST BANCORP

Northeast Bancorp, a corporation organized and existing under the laws of the State of Maine (the “Corporation”), in accordance with the provisions of Sections 601-602 of the Maine Business Corporation Act, Title 13-C M.R.S., does hereby certify:

The board of directors of the Corporation (the “Board of Directors”) or an applicable committee of the Board of Directors, in accordance with the articles of incorporation and bylaws of the Corporation and applicable law, adopted the following resolution on December 9, 2008, creating a series of 4,227 shares of Preferred Stock of the Corporation designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A”.

RESOLVED, that pursuant to the provisions of the articles of incorporation and the bylaws of the Corporation and applicable law, a series of Preferred Stock, par value $1.00 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Part 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the “Fixed Rate Cumulative Perpetual Preferred Stock, Series A” (the “Designated Preferred Stock”). The authorized number of shares of Designated Preferred Stock shall be 4,227.

Part 2. Standard Provisions. The Standard Provisions contained in Annex A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Certificate of Designations to the same extent as if such provisions had been set forth in full herein.

Part. 3. Definitions. The following terms are used in this Certificate of Designations (including the Standard Provisions in Annex A hereto) as defined below:

(a) “Common Stock” means the common stock, par value $1.00 per share, of the Corporation.

(b) “Dividend Payment Date” means February 15, May 15, August 15 and November 15 of each year.

(c) “Junior Stock” means the Common Stock and any other class or series of stock of the Corporation the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation.

(d) “Liquidation Amount” means $1,000 per share of Designated Preferred Stock.

(e) “Minimum Amount” means $1,056,750.00.

(f) “Parity Stock” means any class or series of stock of the Corporation (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(g) “Signing Date” means December 12, 2008.

Part. 4. Certain Voting Matters. Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.

IN WITNESS WHEREOF, Northeast Bancorp has caused this Certificate of Designations to be signed by James D. Delamater, its President and Chief Executive Officer, this 9th day of December.

NORTHEAST BANCORP

By:

Name: James D. Delamater

Title: President and Chief Executive Officer

ANNEX A

STANDARD PROVISIONS

Section 1. General Matters. Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designations. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation.

Section 2. Standard Definitions. As used herein with respect to Designated Preferred Stock:

(a) “Applicable Dividend Rate” means (i) during the period from the Original Issue Date to, but excluding, the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 5% per annum and (ii) from and after the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 9% per annum.

(b) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c) “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Corporation’s stockholders.

(d) “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(e) “Bylaws” means the bylaws of the Corporation, as they may be amended from time to time.

(f) “Certificate of Designations” means the Certificate of Designations or comparable instrument relating to the Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

(g) “Charter” means the Corporation’s certificate or articles of incorporation, articles of association, or similar organizational document.

(h) “Dividend Period” has the meaning set forth in Section 3(a).

(i) “Dividend Record Date” has the meaning set forth in Section 3(a).

(j) “Liquidation Preference” has the meaning set forth in Section 4(a).

(k) “Original Issue Date” means the date on which shares of Designated Preferred Stock are first issued.

(l) “Preferred Director” has the meaning set forth in Section 7(b).

(m) “Preferred Stock” means any and all series of preferred stock of the Corporation, including the Designated Preferred Stock.

(n) “Qualified Equity Offering” means the sale and issuance for cash by the Corporation to persons other than the Corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Corporation at the time of issuance under the applicable risk-based capital guidelines of the Corporation’s Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).

(o) “Share Dilution Amount” has the meaning set forth in Section 3(b).

(p) “Standard Provisions” mean these Standard Provisions that form a part of the Certificate of Designations relating to the Designated Preferred Stock.

(q) “Successor Preferred Stock” has the meaning set forth in Section 5(a).

(r) “Voting Parity Stock” means, with regard to any matter as to which the holders of Designated Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Designations, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3. Dividends.

(a) Rate. Holders of Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period”, provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

Dividends that are payable on Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month. Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Designated Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designations).

(b) Priority of Dividends. So long as any share of Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount; (ii) purchases or other acquisitions by a broker-dealer subsidiary of the Corporation solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business; (iii) purchases by a broker dealer subsidiary of the Corporation of capital stock of the Corporation for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary; (iv) any dividends or distributions of rights or Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Corporation or any of its subsidiaries), including as trustees or custodians; and (vi) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock. “Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation’s consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Original Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Designated Preferred Stock and any shares of Parity Stock, all dividends declared on Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Designated Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide written notice to the holders of Designated Preferred Stock prior to such Dividend Payment Date. Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Stock shall not be entitled to participate in any such dividends.

Section 4. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Designated Preferred Stock shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the rights of any creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Corporation ranking junior to Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the “Liquidation Preference”).

(b) Partial Payment. If in any distribution described in Section 4(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution, holders of Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 5. Redemption.

(a) Optional Redemption. Except as provided below, the Designated Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; provided that (x) the Corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the “Minimum Amount” as defined in the relevant certificate of designations for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the “Successor Preferred Stock”) in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Designated Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by the Corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

The redemption price for any shares of Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

(b) No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any other similar facility, notice of redemption may be given to the holders of Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(f) Status of Redeemed Shares. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Designated Preferred Stock).

Section 6. Conversion. Holders of Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

Section 7. Voting Rights.

(a) General. The holders of Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) Preferred Stock Directors. Notwithstanding Section 1 of Article II of the Articles of Incorporation of the Corporation, whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the authorized number of directors of the Corporation shall automatically be increased by two and the holders of the Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the “Preferred Directors” and each a “Preferred Director”) to fill such newly created directorships at the Corporation’s next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Designated Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Designated Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(c) Class Voting Rights as to Particular Matters. So long as any shares of Designated Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the vote or consent of the holders of at least 66 2/3% of the shares of Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Designations for the Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(ii) Amendment of Designated Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Designations for the Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Stock; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Designated Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by the Corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Designated Preferred Stock.

(d) Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(e) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred Stock is listed or traded at the time.

Section 8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 9. Notices. All notices or communications in respect of Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the holders of Designated Preferred Stock in any manner permitted by such facility.

Section 10. No Preemptive Rights. No share of Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 11. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 12. Other Rights. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

NORTHEAST BANCORP

AMENDED AND RESTATED BY-LAWS

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1. Place of Meeting. All meetings of the shareholders of the Corporation shall be held at the principal office of the Corporation in the State of Maine, or at such other place, within or without the State of Maine, as may, from time to time, be fixed by the Board of Directors or as shall be specified or fixed in the respective notices or waivers of notice thereof.

Section 2. Annual Meetings. The annual meeting of the shareholders shall be held on such date and at such hour as may be fixed by the Board of Directors and stated in the notice of such meeting or on such other date and at such time as shall be stated in the notice of the meeting or otherwise specified by the President. The Corporation shall notify shareholders of the date, time and place of each annual and special meeting not less than ten (10) days nor more than sixty (60) days before such meeting, addressed to each shareholder at his address as it appears on the stock book; but at any meeting at which all shareholders not present shall have waived notice in writing, the giving of notice as above required, may be foregone.

Section 3. Quorum. At each meeting of the shareholders, the presence, in person or by proxy, of the holders of a majority of the issued and outstanding stock of the Corporation entitled to vote at such meeting, shall constitute a quorum for the transaction of business except where otherwise provided by law or by the Articles of Incorporation of the Corporation or any amendment thereto. When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the shareholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to shareholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. Notice of any adjourned meeting of the shareholders shall not be required to be given, except when expressly required by law.

Section 4. Organization. The Chairman of the Board, if any, or in the absence of the Chairman of the Board, the President or a Vice-President, or a Chairman designated by the Board of Directors or by the shareholders shall preside at every meeting of the shareholders. In the absence of the Secretary, the presiding officer shall appoint a secretary pro tempore.

Section 5. Voting.

(a) Each shareholder of the Corporation having voting rights shall, except as otherwise provided by law or by the Articles of Incorporation of the Corporation, at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the stock of the Corporation registered in his name on the books of the Corporation.

(1) on the date fixed pursuant to Section 2 of Article VI of the By-laws as the record date for the determination of shareholders entitled to vote at such meeting, notwithstanding the sale, or other disposal or transfer on the books of the Corporation of such share on or after the date so fixed, or

(2) if no such record date shall have been fixed, then at the date on which notice of such meeting is mailed.

(b) Subject to Article II, Section 3, at any meeting of shareholders at which a quorum is present, the holders of a majority in interest of the stock having voting rights represented thereat in person or by proxy shall decide any question brought before such meeting unless a larger or different vote or proportion is required by law or by the Articles of Incorporation of the Corporation or by these By-laws.

(c) When so requested by a majority of the holders of outstanding shares present at the meeting, a written ballot shall be used for any vote of the shareholders. If a written ballot shall be used, each ballot shall state the name of the shareholder voting, the number of shares owned by him, and if such ballot be cast by proxy, the name of the proxy.

Section 6. Notice of Shareholder Business and Nominations.

(a) Annual Meetings of Shareholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the shareholders may be brought before an annual meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this By-law as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a shareholder to bring nominations or business properly before an annual meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such shareholder must comply with the notice and other procedures set forth in Article I, Section 6(a)(2) and (3) of this By-law to bring such nominations or business properly before an annual meeting. In addition to the other requirements set forth in this By-law, for any proposal of business to be considered at an annual meeting, it must be a proper subject for action by shareholders of the Corporation under Maine law.

(2) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (ii) of Article I, Section 6(a)(1) of this By-law, the shareholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this By-law and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this By-law. To be timely, a shareholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event the annual meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting were held in the preceding year, notice by the shareholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such shareholder’s Timely Notice shall set forth:

a. as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

b. as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

c. (i) the name and address of the shareholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (A) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (B) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (C) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (D) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (E) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (A) through (E) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;

d. (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of shareholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other shareholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other shareholder(s) or other beneficial owner(s); and

e. a statement whether or not the shareholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such shareholder (such statement, the “Solicitation Statement”).

For purposes of this Article I of these By-laws, the term “Proposing Person” shall mean the following persons: (i) the shareholder of record providing the notice of nominations or business proposed to be brought before a shareholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a shareholders’ meeting is made. For purposes of this Section 6 of Article I of these By-laws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (A) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (B) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (C) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (D) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A shareholder providing Timely Notice of nominations or business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this By-law shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the annual meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4) Notwithstanding anything in the second sentence of Article I, Section 6(a)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a shareholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 6(a)(2), a shareholder’s notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this By-law shall be eligible for election and to serve as directors and only such business shall be conducted at an annual meeting as shall have been brought before the meeting in accordance with the provisions of this By-law. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this By-law. If neither the Board of Directors nor such designated committee makes a determination as to whether any shareholder proposal or nomination was made in accordance with the provisions of this By-law, the presiding officer of the annual meeting shall have the power and duty to determine whether the shareholder proposal or nomination was made in accordance with the provisions of this By-law. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any shareholder proposal or nomination was not made in accordance with the provisions of this By-law, such proposal or nomination shall be disregarded and shall not be presented for action at the annual meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section 6 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other shareholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a shareholder.

(3) Notwithstanding the foregoing provisions of this Article I, Section 6, if the proposing shareholder (or a qualified representative of the shareholder) does not appear at the annual meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 6, to be considered a qualified representative of the proposing shareholder, a person must be authorized by a written instrument executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of shareholders.

(4) For purposes of this By-law, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this By-law, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights of (i) shareholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule) under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an annual meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

ARTICLE II

BOARD OF DIRECTORS

Section 1. General Powers. The property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors. The Board of Directors may adopt such rules and regulations for the conduct of its meetings and the management of the Corporation not inconsistent with these By-laws, the Corporation’s Articles of Incorporation, or the laws of the State of Maine as it may deem proper.

Section 2. Qualifications and Term of Office. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. Directors need not be shareholders or residents of the State of Maine.

Section 3. Manner of Election. At the annual meeting of shareholders, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 4. Quorum and Manner of Acting. A majority of the total number of directors then holding office shall constitute a quorum for the transaction of business at any meeting except where otherwise provided by statute, the Corporation’s Articles of Incorporation or these By-laws; but, less than a quorum may adjourn the meeting. At all meetings of the Board of Directors, each director present is to have one vote. At all meetings of the Board of Directors, all questions, the manner of deciding which is not specifically regulated by statute or the Corporation’s Articles of Incorporation, shall be determined by a majority of the directors present at the meeting.

Section 5. Place of Meeting, etc. The Board of Directors may hold its meetings and have one or more offices at such places within or without the State of Maine as the Board, from time to time, may determine or, in the case of meetings, as shall be specified or fixed in the respective notices or waivers of notice thereof.

Section 6. Books and Records. The correct and complete books and records of account and minutes of the proceedings of shareholders and the Board of Directors shall be kept at the registered office of the Corporation.

Section 7. Regular Meetings. Regular meetings of the Board of Directors shall be held at such place and at such time as the Board shall, from time to time, by resolution, determine. A regular meeting of the board of directors shall be held immediately after and at the same place as the annual meeting of shareholders. Notice of regular meetings need not be given.

Section 8. Special Meetings; Notice. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, or by the President, or by the Clerk at the request of any two directors at the time being in office. Notice of each such meeting shall be mailed to each director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by electronic mail, telegraph, cable, radio or wireless, or be given personally or by telephone, not later than the day before the day on which the meeting is to be held. Every such notice shall state the time and place of the meeting, but, need not state the purpose thereof. Notice of any meeting of the Board need not be given to any directors, however, if waived by him in writing or by electronic mail, telegraph, cable, radio or wireless, whether before or after such meeting be held, or if he shall be present at such meeting unless his attendance at the meeting is expressly for the purpose of objecting to the transaction of any business because the meeting is not lawfully convened; and any meeting of the Board shall be a legal meeting without any notice thereof having been given, if all of the directors shall be present thereat.

Section 9. Resignations. Any director of the Corporation may resign at any time by giving written notice to the President or to the Clerk of the Corporation. Such resignation shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 10. Compensation. Directors shall receive such compensation for attendance at regular or special meetings as the Board of Directors shall, from time to time, determine.

Section 11. Directors’ Participation in Meeting by Telephone. A director may participate in a meeting of the Board of Directors by means of conference telephone or similar communication equipment enabling all directors participating in the meeting to hear one another. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

Section 12. Director’s Action Without Meeting. If all the directors then holding office severally or collectively consent in writing to any action taken or to be taken by the Corporation, such action shall be valid as though it had been authorized at a meeting of the Board of Directors. The Clerk shall file such consent or consents with the minutes of the meetings of the Board of Directors.

Section 13. Presumption of Assent. A director of the Corporation who is present at a meeting of the board of directors at which any action is taken shall be presumed to have assented to the action taken unless his or her dissent or abstention shall be entered in the minutes of the meeting or unless a written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation within five (5) days after the date on which a copy of the minutes of the meeting is received. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE III

COMMITTEES

Section 1. Designation; Vacancies. The Board of Directors, by a resolution passed by a majority of the whole Board, may designate such number of their members not less than two (2), including the President of the Corporation, as it may, from time to time, determine to constitute an Executive Committee, each member of which, unless otherwise determined by the Board, shall continue to be a member thereof until the expiration of his term of office as a director.

Section 2. Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee shall have all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except those prescribed by applicable Maine law, and may exercise such powers in such manner as the Executive Committee shall deem best for the interests of the Corporation in all cases in which specific directions shall not have been given by the Board of Directors; provided that any action taken by the Executive Committee shall be presented for review and ratification by the Board of Directors at the next meeting of the Board of Directors.

Section 3. Procedure; Meetings; Quorum. The Executive Committee shall make its own rules of procedure and shall meet at such times and at such place or places as may be provided by such rules or by resolution of the Executive Committee. A majority of the whole number of the members of the Executive Committee shall constitute a quorum at any meeting thereof, and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the Executive Committee. The Board of Directors shall have power at any time to change the members of the Executive Committee, to fill vacancies, and to discharge the Executive Committee.

Section 4. Other Committees. The Board of Directors, by resolution passed by a majority of the whole Board, may designate members of the board to constitute other committees, which shall in each case consist of such number of directors and shall have and may exercise such powers as the Board may determine and specify in the respective resolutions appointing them. Such committees shall have such name or names as may be determined, from time to time, by resolution adopted by the Board of Directors. The Board of Directors shall have power at any time to change the members of any such committee, to fill vacancies, and to discharge any such committee.

Section 5. Compensation. Members of the Executive Committee or of other committees of the Board of Directors shall receive such compensation for their services as members of such committees as the Board of Directors shall, from time to time, determine.

ARTICLE IV

OFFICERS

Section 1. Number. The officers of the Corporation may include a Chairman of the Board and shall include a President, Treasurer, Secretary and such other officers as the Board of Directors may, from time to time, deem appropriate. One person may hold the office and perform the duties of more than one of said officers. The Corporation shall also have a Clerk, who shall not be an officer.

Section 2. Election, Term of Office and Qualifications. The officers, and the Clerk, shall be elected annually by the Board of Directors. Each officer shall hold office, and the Clerk shall remain Clerk of the Corporation, until his successor shall have been elected and shall have qualified, or until his death or until he shall have resigned or shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer, or the Clerk, may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served by such action.

Section 4. Resignations. Any officer, or the Clerk, may resign at any time by giving written notice to the Board of Directors or to the President or to the Clerk. Such resignation shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make if effective.

Section 5. Vacancies. A vacancy in any office, or in the position of Clerk, because of death, resignation, removal or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in these By-laws for election or appointment to such office or position of Clerk.

Section 6. The Chairman of the Board. The Chairman of the Board, if there shall be one, shall be elected by the board from among its members who are directors who are not employed by the Corporation or any affiliate of the Corporation, and shall, if present, preside at all meetings of the shareholders and of the Board of Directors. Except where, by law, the signature of the President is required, he shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation which may be authorized by the Board of Directors or by the Executive Committee. He shall, in general, perform all duties incident to the office of the Chairman of the Board, subject, however, to the direction and control of the Board of Directors and of the Executive Committee, and such other duties as, from time to time, may be assigned to him by the Board of Directors or by the Executive Committee.

Section 7. The President. The President shall be the chief executive and administrative officer of the Corporation and shall have general and active supervision and direction over the day-to-day business and affairs of the Corporation and over its several officers, subject, however, to the direction and control of the Board of Directors and of the Executive Committee. At the request of the Chairman of the Board, or in case of his absence or inability to act, the President may act in his place. He shall sign or countersign all certificates, contracts and other instruments of the Corporation as authorized by the Board of Directors, and shall perform all such other duties as, from time to time, may be assigned to him by the Board of Directors or the Executive Committee.

Section 8. The Vice-Presidents. Each Vice-President shall have such powers and perform such duties as the Board of Directors may, from time to time, prescribe. At the request of the President, or in case of his absence or inability to act, any Vice President may act in his place, and when so acting shall have all the powers and be subject to all the restrictions of the President.

Section 9. The Clerk. The Clerk, who shall be a resident of the State of Maine and shall keep his office therein, shall perform the functions provided in the Maine Business Corporation Act, as it may be amended. The Clerk shall keep, or cause to be kept in books provided for the purpose the minutes of the meetings of the shareholders and of the Board of Directors; shall see that all notices are duly given in accordance with the provisions of these By-laws and as required by law; shall be the custodian of the records, stock certificates records and of the seal of the Corporation and see that the seal is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-laws.

Section 10. The Secretary. The Secretary shall perform such duties and have such powers as are required or permitted by law and as the Board of Directors shall, from time to time, designate. In his absence, an Assistant Secretary or a secretary pro tempore shall perform his duties, and the Assistant Secretary shall have such other powers and duties as the Board of Directors shall, from time to time, designate. In the absence of the Clerk, the

Secretary shall keep or cause to be kept, in books provided for the purpose, the minutes of the meetings of the shareholders and of the Board of Directors and shall perform such other functions as are provided to be performed by the Clerk.

Section 11. The Treasurer. The Treasurer shall be the financial officer of the Corporation; shall have charge and custody of, and be responsible for, all funds of the Corporation, and deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors; shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever; and in general, shall perform all the duties incident to the office of Treasurer and such other duties as, from time to time, may be assigned to him by the Board of Directors or by the President.

Section 12. Compensation of Officers. The compensation of the Chairman of the Board, President, Treasurer, Secretary, other officers and the Clerk, shall be fixed, from time to time, by the Board of Directors, subject to applicable law. No officer or the Clerk shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V

CONTRACTS, CHECKS, NOTES, ETC.

Section 1. Execution of Contracts. All contracts and agreements authorized by the Board of Directors, and all checks, drafts, notes, bonds, bills of exchange and orders for the payment of money shall, unless otherwise directed by the Board of Directors, or unless otherwise required by law, be signed by any two of the following officers: The Chairman of the Board, President, Vice-President, Treasurer, or Secretary. The Board of Directors may, however, authorize any one of said officers to sign checks, drafts and orders for the payment of money singly and without necessity of counter signature, and may designate officers and employees of the Corporation other than those named above, or different combinations of such officers and employees, who may, in the name of the Corporation, execute checks, drafts, and orders for the payment of money on its behalf.

Section 2. Loans. No loans, to the Corporation, shall be contracted on behalf of the Corporation and no negotiable paper shall be signed in its name unless authorized by resolution of the Board of Directors. When authorized by the Board of Directors to do so, any officer or agent of the Corporation thereunto authorized may effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation and, when authorized so to do, may pledge, hypothecate or transfer any securities or advances. Such authority may be general or confined to specific instances.

ARTICLE VI

STOCK AND DIVIDENDS

Section 1. Certificate of Stock. Every shareholder shall be entitled to have a certificate certifying the number of shares owned by him in the Corporation. The certificates shall be in such form as the Board of Directors shall approve. They shall be signed by the President and countersigned by the Secretary and may be sealed with the seal of the Corporation or a facsimile thereof. Such certificates shall be transferable on the stock books of the Corporation in person or by attorney, but, except as hereinafter provided in the case of loss, destruction or mutilation of certificates, no transfer of stock shall be entered until the previous certificate, if any, given for the same shall have been surrendered and cancelled. Notwithstanding anything to the contrary provided in these Amended and Restated Bylaws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Amended and Restated Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

A record of shareholders giving the names and addresses of all shareholders and the number and class of the shares held by each, shall be kept at the Corporation’s registered office or principal place of business.

The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with these By-laws, concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

Section 2. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten(10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

Section 3. Lost, Destroyed or Mutilated Certificates. In case of loss, destruction or mutilation of any certificate of stock, another may be issued in its place upon proof of such loss, destruction or mutilation and upon satisfying such other requirements as the Board of Directors shall specify, including such provision for indemnity as may seem advisable to the Board of Directors.

Section 4. Dividends. Subject to the provisions of the Articles of Incorporation of the Corporation, and to the extent permitted by law, the Board of Directors may declare dividends on the shares of stock of the Corporation at such times and in such amounts as, in its opinion, are advisable in view of the condition of the affairs of the Corporation.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors.

ARTICLE VIII

SEAL

The Board of Directors shall provide a corporate seal which shall be in the form of a circle and shall bear the name of the Corporation and words and figures indicating the year and state in which the Corporation was incorporated.

ARTICLE IX

WAIVER OF NOTICE

Whenever any notice is required to be given to any shareholder or director by these By-laws or the Articles of Incorporation or the laws of the State of Maine, a waiver of the notice in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent to giving the notice.

ARTICLE X

INDEMNIFICATION

Section 1. Definitions. For purposes of this Article:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the shareholders of the Corporation;

(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “MBCA” means the Maine Business Corporation Act.

(g) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(h) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(i) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(j) “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

Section 2. Indemnification of Directors and Officers. Subject to the operation of Section 4 of this Article X of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the MBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(a) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a defendant or respondent to or in by reason of such Director’s or Officer’s Corporate Status, if (A) such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of the Corporation, or, in all other cases, that such person’s conduct was not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, or (B) such Director or Officer engaged in conduct for which broader indemnification has been made permissible or obligatory under the Corporation’s Articles of Incorporation as authorized by Section 202(2)(E) of the MBCA, provided that (i) the Corporation shall not indemnify any Director or Officer with respect to any Liability for conduct for which such Director or Officer was adjudged liable on the basis that such Director or Officer received a financial benefit to which such Director or Officer was not entitled, whether or not involving action in such Director or Officer’s official capacity, and (ii) the Corporation shall not indemnify any Officer with respect to any Liability for which such Officer was adjudged liable on the basis that such Officer intentionally inflicted harm on the Corporation or its shareholders or intentionally violated a criminal law. The conduct of a Director of Officer with respect to an employee benefit plan for a purpose the Director or Officer reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (A) of the preceding sentence.

(b) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a defendant or respondent to or in by reason of such Director’s or Officer’s Corporate Status, if (A) such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of the Corporation, or, in all other cases, that such person’s conduct was not opposed to the best interests of the Corporation, or (B) such Director or Officer engaged in conduct for which broader indemnification has been made permissible or obligatory under the Corporation’s Articles of Incorporation as authorized by Section 202(2)(E) of the MBCA. The conduct of a Director or Officer with respect to an employee benefit plan for a purpose the Director or Officer reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (A) of the preceding sentence. No indemnification shall be made under this Section 2(b) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to have not satisfied the standard of conduct in the preceding sentence, unless otherwise so ordered by a court of competent jurisdiction.

(c) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(d) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce an Officer or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

Section 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article X of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the MBCA, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a defendant or respondent to or in by reason of such Non-Officer Employee’s Corporate Status, if (A) such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of the Corporation, or, in all other cases, that such person’s conduct was not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful or (B) such Non-Officer Employee engaged in conduct for which broader indemnification has been made permissible or obligatory under the Corporation’s Articles of Incorporation as authorized by Section 202(2)(E) of the MBCA, provided that (i) the Corporation shall not indemnify any Non-Officer Employee with respect to any Liability for conduct for which such Non-Officer Employee was adjudged liable on the basis that such Non-Officer Employee received a financial benefit to which such Non-Officer Employee was not entitled, whether or not involving action in such Non-Officer Employee’s official capacity and (ii) the Corporation shall not indemnify any Non-Officer Employee with respect to any Liability for which such Non-Officer Employee was adjudged liable on the basis that such Non-Officer Employee intentionally inflicted harm on the Corporation or its shareholders or intentionally violated a criminal law. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. The conduct of a Non-Officer Employee with respect to an employee benefit plan for a purpose the Non-Officer Employee reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (A) of the preceding sentence. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

Section 4. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article X to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in accordance with the applicable standards of conduct set forth herein. Such determination shall be made (a) if there are two or more Disinterested Directors, by a majority vote of the Disinterested Directors, by a majority of whom for this purpose constitutes a quorum, (b) if there are two or more Disinterested Directors, by a majority of a committee comprised of two or more Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors, (c) if there are two or more Disinterested Directors and a majority of Disinterested Directors so directs in accordance with clause (a) or

(b) above, by independent legal counsel in a written opinion, (d) if there are fewer than two Disinterested Directors and a majority of the Board of Directors so directs, by independent legal counsel in a written opinion, or (e) by the shareholders of the Corporation (provided that shares owned or voted under the control of a Director who is not a Disinterested Director may not be voted on such action).

Section 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by (i) a written affirmation of such Director’s good faith belief that he or she has met the relevant standard of conduct described in Section 2(a) of this Article X or that the Proceeding involves conduct for which liability has been eliminated under a provision of the Corporation’s Articles of Incorporation to the extent permitted by law and (ii) an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these By-laws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the MBCA.

Section 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by (i) a written affirmation of such Officer’s or Non-Officer Employee’s good faith belief that he or she has met the relevant standard of conduct described in Section 2(a) of this Article X and (ii) an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the MBCA.

Section 7. Contractual Nature of Rights.

(a) The provisions of this Article X shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article X is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article X nor the adoption of any provision of the Articles of Incorporation inconsistent with this Article X shall eliminate or reduce any right conferred by this Article X in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article X shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) to make a determination concerning the permissibility of such indemnification under this Article X shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the MBCA.

Section 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article X shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Articles of Incorporation or these By-laws, agreement, vote of shareholders or Disinterested Directors or otherwise.

Section 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the MBCA or the provisions of this Article X.

Section 10. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article X as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article X owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

ARTICLE XI

EMERGENCY PREPAREDNESS

In the event of an emergency in the conduct of the business of the Corporation resulting from an attack on the continental United States or any other such disaster resulting in a major disruption of the conduct of the business of the Corporation:

1. The officers and employees of the Corporation shall continue to conduct the business of the Corporation under such guidance from the Board of Directors as may be available, except as to matters which by statue require specific approval of the Board of Directors, and subject to any directive of duly constituted authority during emergency.

2. In the absence or disability of any officer, or upon the refusal of any officer to act, the Board of Directors may delegate for the time being that officer’s powers and duties to any other officer or director.

3. In the event of an emergency so severe as to prevent the conduct and management of the business of the Corporation by the Board of Directors and the officers as contemplated by these by-laws, any two or more available directors shall constitute an interim Executive Committee for the full conduct and management of the business of the Corporation, subject to such regulations as the Board of Directors may from time to time adopt for emergency preparedness, until such time as the interim Executive Committee determines that the Corporation can resume the conduct and management of the business of the Corporation in the manner contemplated by the by-laws.

4. If, as a consequence of an emergency, the Chief Executive Officer of the Corporation cannot be located or is unable to assume and continue his normal executive duties, then his powers and duties shall, without further action of the Board of Directors, be assumed by one of the following officers in the seniority set forth:

(a)	President (unless he is serving as Chief Executive Officer)

(b)	Executive Vice President

(c)	Senior Vice Presidents (in order of seniority)

(d)	Treasurer

The officer so assuming the powers and duties of the Chief Executive Officer shall continue to serve until the majority of the available directors certify in writing that either he is unable to serve longer in that capacity or an officer senior to him is available to assume the powers and duties of the Chief Executive Officer.

5. If, as a consequence of an emergency, the Treasurer of the Corporation cannot be located or is unable to assume and continue his normal duties, then the powers and duties of the Treasurer shall, without further action of the Board of Directors, be assumed by one of the following officers in the seniority set forth:

(a)	President (unless he is serving as Chief Executive Officer)

(b)	Executive Vice President

(c)	Senior Vice Presidents (in order of seniority)

(d)	Assistant Treasurer or Comptroller.

The officer so assuming the powers and duties of the Treasurer shall continue to serve until the majority of the available directors certify in writing that either he is unable to serve longer in that capacity or an officer senior to him is available to assume the powers and duties of the Treasurer

Anyone dealing with the Corporation may accept a certificate of two or more officers that a specified individual is the acting Treasurer hereunder and rely upon that certificate to remain in full force and effect until modified or cancelled by a certificate of change signed by three officers of the Corporation.

6. If during such emergency, or as a consequence thereof, the business of the Corporation cannot be conducted and managed at its main office, business may be conducted and managed at such temporary location or locations as may be designated by the Board of Directors or by its interim Executive Committee for which provision is made above; and the business of the Corporation shall be returned from the temporary location or locations to the main office of the Corporation as soon as practicable.

ARTICLE XII

AMENDMENT

The By-Laws of the Corporation may be amended at any time by the affirmative vote of a majority of the entire Board of Directors, subject to repeal, change or adoption of any contravening or inconsistent provision only by vote of the holders of at least two-thirds (2/3) of all the shares entitled to vote on the matter at a meetings expressly called for that purpose.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 719 of the Maine Business Corporation Act provides as follows:

1. A corporation shall have power to indemnify or, if so provided in the bylaws, shall in all cases indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding; provided that no indemnification may be provided for any person with respect to any matter as to which that person shall have been finally adjudicated:

A. Not to have acted honestly or in the reasonable belief that such person’s action was not in or not opposed to the best interests of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interest of that plan or trust, or its participants or beneficiaries; or

B. With respect to any criminal action or proceeding, to have had reasonable cause to believe that person’s conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order or conviction adverse to that person, or by settlement or plea of NOLO CONTENDERE or its equivalent, shall not of itself create a presumption that a person did not act honestly or in the reasonable belief that such person’s action was in or not opposed to the best interest of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust or its participants or beneficiaries and, with respect to any criminal action or proceeding, had reasonable cause to believe that person’s conduct was unlawful.

1-A. Notwithstanding any provision of subsection 1, a corporation shall not have the power to indemnify any person with respect to any claim, issue or matter asserted by or in the right of the corporation as to which that person is finally adjudicated to be liable to the corporation unless the court in which the action, suit or proceeding was brought shall determine that, in view of all the circumstances of the case, that person is fairly or reasonably entitled to indemnity for such amounts as the court shall deem reasonable.

2. Any provision of subsection 1, 1-A or 3 to the contrary notwithstanding, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 or 1-A, or in defense of any claim, issue or matter therein, that director, officer, employee or agent shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by that director, officer, employee or agent in connection therewith. The right to indemnification granted by this subsection may be enforced by a separate action against the corporation, if an order for indemnification is not entered by a court in the action, suit or proceeding wherein that director, officer, employee or agent was successful on the merits or otherwise.

3. Any indemnification under subsection 1, unless ordered by a court or required by the bylaws, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and in the best interest of the corporation. That determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to that action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. Such a determination once made may not be revoked and, upon the making of that determination, the director, officer, employee or agent may enforce the indemnification against the corporation by a separate action notwithstanding any attempted or actual subsequent action by the board of directors.

4. Expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding may be authorized and paid by the corporation in advance of the final disposition of that action, suit or proceeding made in accordance with the procedure established in subsection 3 that, based solely on the facts then known to those making the determination and without further investigation, the person seeking indemnification satisfied the standard of conduct prescribed by subsection 1, or if so provided by the bylaws, these expenses shall in all cases be authorized and paid by the corporation in advance of the final disposition of that action, suit or proceeding upon receipt by the corporation of:

A. A written undertaking by or on behalf of the officer, director, employee or agent to repay that amount if that person is finally adjudicated:

(1) Not to have acted honestly or in the reasonable belief that such person’s action was in or not opposed to the best interests of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of such plan or trust or its participants or beneficiaries;

(2) With respect to any criminal action or proceeding, to have had reasonable cause to believe that the person’s conduct was unlawful; or

(3) With respect to any claim, issue or matter asserted in any action, suit or proceeding brought by or in the right of the corporation, to be liable to the corporation, unless the court in which that action, suit or proceeding was brought permits indemnification in accordance with subsection 2; and

B. A written affirmation by the officer, director, employee or agent that the person has met the standard of conduct necessary for indemnification by the corporation as authorized in this section.

The undertaking required under paragraph A shall be an unlimited general obligation of the person seeking the advance, but need not be secured and may be accepted without reference to financial ability to make the repayment.

5. The indemnification and entitlement to advances of expenses provided by this section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in that person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, agent, trustee, partner or fiduciary and shall inure to the benefit of the heirs, executors and administrators of such a person. A right to indemnification required by the bylaws may be enforced by a separate action against the corporation, if an order for indemnification has not been entered by a court in any action, suit or proceeding in respect to which indemnification is sought.

6. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that person’s status as such, whether or not the corporation would have the power to indemnify that person against such liability under this section.

7. For purposes of this section, references to the “corporation” shall include, in addition to the surviving corporation or new corporation, any participating corporation in a consolidation or merger.

Northeast Bancorp’s bylaws provide for the indemnification of directors and officers. The general effect of the bylaw provisions is to indemnify any director or officer against any liability arising from any action or suit to the full extent permitted by Maine law as referenced above. Advances against expenses may be made under the bylaws and any other indemnification agreement that may be entered into by Northeast Bancorp and the indemnity coverage provided thereunder may include liabilities under the federal securities laws as well as in other contexts. Reference is made to Article X of Northeast Bancorp’s bylaws filed as Exhibit 3.2 hereto.

Northeast Bancorp has purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against any such person and incurred by such person in any such capacity, subject to certain exclusions.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of March 30, 2010 between FHB Formation LLC and Northeast Bancorp (included as Appendix A to the proxy statement/prospectus contained in this Registration Statement).*

3.1	Northeast’s Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K, filed September 27, 2007).*

3.2	Northeast’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K, filed September 27, 2007).*

4.1	Certificate of Designations (incorporated by reference to Registrant’s Current Report on Form 8-K, filed December 18, 2008).*

4.2	U.S. Treasury Warrant (incorporated by reference to Registrant’s Current Report on Form 8-K, filed December 18, 2008).*

4.3	U.S. Treasury Letter Agreement (incorporated by reference to Registrant’s Current Report on Form 8-K, filed December 18, 2008).*

5.1	Opinion and consent of Pierce Atwood LLP, as to the validity of the securities being registered.*

10.1	Form of Voting Agreement, dated as of March 30, 2010, between Northeast Bancorp and certain directors and executive officers of Northeast Bancorp (incorporated by reference to Registrant’s Current Report on Form 8-K, filed March 31, 2010).*

21.1	Subsidiaries.*

23.1	Consent of Shatswell, MacLeod & Company, P.C. (filed herewith).

24.1	Power of Attorney.*

99.1	Consent of Keefe, Bruyette & Woods, Inc. (filed herewith).

99.2	Form of proxy (filed herewith).

*	Previously filed

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(c) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e) That every prospectus (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Lewiston, State of Maine, on June 14, 2010.

Northeast Bancorp

By:	/S/ JAMES D. DELAMATER
James D. Delamater
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/S/ JAMES D. DELAMATER James D. Delamater	Chief Executive Officer, and President (Principal Executive Officer), and Director	June 14, 2010

/S/ ROBERT S. JOHNSON Robert S. Johnson	Chief Financial Officer (Principal Financial and Accounting Officer)	June 14, 2010

/S/ CONRAD C. AYOTTE* Conrad C. Ayotte	Director	June 14, 2010

/S/ JAMES P. DAY* James P. Day	Director	June 14, 2010

/S/ RONALD J. GOGUEN* Ronald J. Goguen	Director	June 14, 2010

/S/ PHILLIP C. JACKSON* Phillip C. Jackson	Director	June 14, 2010

/S/ JUDITH WALLINGFORD* Judith Wallingford	Director	June 14, 2010

/S/ PENDER J. LAZENBY* Pender J. Lazenby	Director	June 14, 2010

/S/ JOHN C. ORESTIS* John C. Orestis	Director	June 14, 2010

/S/ JOHN ROSMARIN* John Rosmarin	Director	June 14, 2010

/S/ JOHN H. SCHIAVI* John H. Schiavi	Director	June 14, 2010

/S/ STEPHEN W. WRIGHT* Stephen W. Wright	Director	June 14, 2010

*By:	/S/ JAMES D. DELAMATER
Attorney-in-fact

EXHIBITS

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of March 30, 2010 between FHB Formation LLC and Northeast Bancorp (included as Appendix A to the proxy statement/prospectus contained in this Registration Statement).*

3.1	Northeast’s Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K, filed September 27, 2007).*

3.2	Northeast’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K, filed September 27, 2007).*

4.1	Certificate of Designations (incorporated by reference to Registrant’s Current Report on Form 8-K, filed December 18, 2008).*

4.2	U.S. Treasury Warrant (incorporated by reference to Registrant’s Current Report on Form 8-K, filed December 18, 2008).*

4.3	U.S. Treasury Letter Agreement (incorporated by reference to Registrant’s Current Report on Form 8-K, filed December 18, 2008).*

5.1	Opinion and consent of Pierce Atwood LLP, as to the validity of the securities being registered.*

10.1	Form of Voting Agreement, dated as of March 30, 2010, between Northeast Bancorp and certain directors and executive officers of Northeast Bancorp (incorporated by reference to Registrant’s Current Report on Form 8-K, filed March 31, 2010).*

21.1	Subsidiaries.*

23.1	Consent of Shatswell, MacLeod & Company, P.C. (filed herewith).

24.1	Power of Attorney.*

99.1	Consent of Keefe, Bruyette & Woods, Inc. (filed herewith).

99.2	Form of proxy (filed herewith).

*	Previously filed